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élan

2003 Annual Report | and Form 20-F

élan

Table of Contents

Statement from the Chairman	2

Statement from the President and CEO	3

Operating Review	4

Financial Review	31

Directors’ Report	70

Corporate Governance	79

Independent Auditors’ Report	83

Financial Statements	85

Notes Relating to Financial Statements	91

Selected Financial Data	179

Group Financial Record-Irish GAAP	179

Group Financial Record-U.S. GAAP	180

Shareholders’ Information	181

Risk Factors	186

Additional Information	194

Cross Reference to Form 20-F	199

Terms

In this Annual Report and Form 20-F, Elan Corporation, plc and its consolidated subsidiaries are referred to as “Elan”, “the Company”, “the Group”, “we”, “our” and “us”.

Financial Statements

We prepare our financial statements in accordance with Irish generally accepted accounting principles (“Irish GAAP”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). For a discussion of the significant differences between Irish GAAP and U.S. GAAP, please refer to Note 33 to the Consolidated Financial Statements.

Statements of Competitive Position

Except as otherwise stated, market information in this Annual Report and Form 20-F regarding the position of Elan’s business or products relative to its or their competition is based upon published statistical data obtained from IMS Health Incorporated (“IMS Health” or “IMS”) (noted as “1” in text. Source: IMS Health, Copyright 2003. All Rights Reserved) and Verispan, L.L.C. (“Verispan”) (noted as “2” in text. Source (Trade Mark) Prescription Audit (SPA) January 2003 to December 2003). IMS Health and Verispan are leading suppliers of statistical data to the pharmaceutical industry. Except as otherwise stated, this market share and industry data from IMS Health and Verispan has been derived by comparing Elan’s sales revenue to competitors’ and total market sales revenue.

Trademarks

All product names appearing in italics are trademarks owned by or licensed to Elan.

Cautionary Factors That May Affect Future Results

(Cautionary Statements Under the United States Private Securities Litigation Reform Act of 1995)

Our disclosure and analysis in this Annual Report and Form 20-F contain some forward-looking statements that set forth anticipated results based on management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify such statements by using words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe”, “strategy” and similar expressions in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, our ability to meet our future financial obligations, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, the outcome of contingencies, such as legal proceedings and governmental investigations, and financial results.

We cannot guarantee that any forward-looking statements will be realised. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 6-K reports submitted to the United States Securities and Exchange Commission (“SEC”). Also note that we provide the following cautionary discussion of risks, uncertainties and possibly inaccurate assumptions related to our business. This discussion, together with the discussion under “Risk Factors” located elsewhere in this Annual Report and Form 20-F, describe the factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the United States Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider these factors to be a complete discussion of all potential risks or uncertainties. These factors include those set forth under the heading “Risk Factors” located elsewhere in this Annual Report and Form 20-F and the following:

•	the timing and outcome of the ongoing SEC investigation and the putative shareholder class action;
•	the success of our development and commercialisation efforts with respect to Antegren and our other product development candidates and the speed with which necessary product approvals may be achieved;
•	our ability to maintain financial flexibility and maintain sufficient cash, liquid resources and investments and other assets capable of being monetised to meet our liquidity requirements;
•	the continued acceptance of our currently marketed products, including, in particular, Maxipime and Azactam, and competitive developments affecting those products;
•	the high cost and uncertainty of research, clinical trials and other development activities involving pharmaceutical products;
•	our ability to protect our intellectual property;
•	our ability to successfully market both new and existing products;
•	difficulties or delays in manufacturing;
•	our ability to meet generic and branded competition after the expiration of our patents or our regulatory exclusivity;
•	our future capital expenditure requirements;
•	the trend towards managed care and health care cost containment;
•	possible legislation affecting pharmaceutical pricing;
•	exposure to product liability and other types of lawsuits;
•	interest rate and foreign currency exchange rate fluctuations;
•	governmental laws and regulations affecting domestic and foreign operations, including tax obligations;
•	general changes in Irish and U.S. GAAP;
•	our ability to reduce costs and expenses;
•	changes in product mix; and
•	the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items.

2003 was an important year for Elan. The company focused on continuing the successful execution of its recovery plan, communicating the value of its research and development programme accurately and consistently, and delivering against clear expectations. As a result, Elan experienced renewed stakeholder interest in its science and business plans and a greater appreciation of its accomplishments and goals.

Statement From The Chairman

Garo Armen

Dear Shareholders:

2003 was a pivotal year for Elan, marked by a number of key events, decisions and milestones that ultimately reshaped both the Company and its future. It was also a year where the Company focused intensely on executing against well-defined goals and delivering on previous commitments. Successes in our scientific and business plans, and our transparent articulation of each, helped set the stage for a return of confidence in the Company and a renewed interest in our pipeline, our science and our future.

By year’s end, we had completed almost all of the elements of the recovery plan announced in July 2002, and we formally concluded the plan in February 2004. We achieved or exceeded all of the plan’s goals, raising aggregate consideration of $2.7 billion, including $0.6 billion from an equity and convertible notes offering, reducing headcount and related costs by more than 50 percent, simplifying our business model and balance sheet, and strengthening our liquidity position. Other elements from 2002 and 2003 are as yet unresolved, including the timing and outcome of the ongoing SEC investigation and the putative shareholder class action.

Throughout 2003, we made steady progress in the research and development of novel treatments in our core therapeutic focus areas of neurology, autoimmune diseases and severe pain, bringing the Company to a new threshold in each.

In neurodegenerative diseases, our Alzheimer’s programme saw a return to the clinic with a Phase I immunotherapy study evaluating a monoclonal antibody directed against A-beta as a potential treatment of mild-to-moderate Alzheimer’s disease. In autoimmune diseases, we earned the interest — and admiration — of the entire industry with our news concerning Antegren, whose unique inflammatory-inhibiting characteristics were reported in announcements concerning Crohn’s disease, multiple sclerosis and rheumatoid arthritis. And our advances with Prialt, our first-in-class therapy for severe pain, have reached the point where it is appropriate for us to prepare arduously for potential product launches.

Today, our financial and scientific accomplishments speak clearly of a company that has been successfully transformed. This transformation encompassed more than our business and scientific ventures; equally important was how we executed against our plans, delivered on our pledge of transparency, and were guided by strong principles and strong leaders.

I thank CEO Kelly Martin for articulating Elan’s vision in a manner that resonates deeply within and outside the Company, and for strengthening the business processes that will make that vision a reality. I appreciate the tireless efforts of our board of directors, as they engaged fully in guiding and supporting difficult decisions and in helping to set Elan’s new course.

Most importantly, I want to acknowledge our shareholders and express my gratitude for the extraordinary efforts of our employees. Neither our accomplishments of the last year nor the promise of what is yet to come would exist without their support and commitment. Their understanding of our Company’s priorities and our purpose reflects the true measure of its value.

Statement From The President and CEO

G. Kelly Martin

Dear Shareholders:

A dispassionate assessment of Elan’s performance in 2003 would accurately report that we were required to respond rapidly to a series of difficult challenges and important opportunities, and that we did so successfully. Throughout the year, we continued to focus our energies on the transformation of our Company.

I would suggest, however, that Elan’s transformation into a world-class, neuroscience-based biotechnology company — rooted in Ireland and focused on neurology, autoimmune disease and severe pain — cannot be assessed dispassionately. Our identity, our strategy and alignment, and our commitment to creating value cannot be understood unless you understand our passion.

And our passion starts with patients.

Everything we do at Elan is predicated on the possibility of bringing our products and moving our research toward the millions of patients who desperately need our help. Our employees know this, and our scientific approach embodies it. Our commitment to patients reflects even more than how we work; it says who we are.

We are passionate about our potential to lead — to create a new industry model for taking science from the lab to the marketplace — and in neurology, autoimmune disease and severe pain, we are absolutely clear and purposeful about our strategic direction and focus. Last year, this clarity was self-evident, culminating in a stunning accomplishment: three groundbreaking clinical milestones in a single six-week period.

This year, our next steps with Antegren and Prialt, as well as our continued clinical development in Alzheimer’s disease, will be closely watched by the industry, our competitors and, of course, by you, our shareholders. We welcome that attention, and the opportunity to demonstrate that a well-executed science-to-market continuum is more than just a new phrase; it is a new way of doing business and helping patients.

We also look forward to showing the importance of all our operations and the organisational alignments that support them.

We will have some key opportunities this year, as we prepare to leverage the value of a strategically aligned, hospital-based specialty sales and marketing group, and as we extend the value of our biologic supply chain business and our recently integrated manufacturing services unit. In these areas, we will be driven by the same forces that cut across all of Elan: the knowledge that our work is important, and the desire to make a difference.

We will demonstrate that knowledge and desire in everything we do, every day. We will continue our execution momentum across all the dimensions of our Company, prioritising, planning and working strategically with others to extend the progress of last year. We will continue to set identifiable goals — such as filing two to three U.S. NDAs and two European MAAs by the end of 2004, as well as two INDs in the next one to two years. We will deliver against these goals with an operating discipline that is efficient and measurable. And we will maintain our focus on value creation — delivering the work and the results that the market and our shareholders expect.

Most of all, however, we will continue our commitment to patients. In some ways, this commitment will be large and visible, such as our premier sponsorship, in July, of the Alzheimer’s Association’s 9th International Conference on Alzheimer’s Disease and Related Disorders, or the announcements we may make concerning regulatory filings or trial results. In other ways, it will be small or quiet, but no less important.

Our passion for patients reminds us — and the world — that we are more than a company with great people, strategies, science, or execution. We’re a company with a great purpose.

Operating Review

Company Overview

Elan, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases and severe pain.

Elan was incorporated as a private limited company in Ireland on 18 December 1969 and became a public limited company on 3 January 1984. Elan’s principal executive offices are located at Lincoln House, Lincoln Place, Dublin 2, Ireland and its telephone number is 353-1-709-4000. Elan’s principal research and development, manufacturing and marketing facilities are located in Ireland, the United States and the United Kingdom.

In the early months of 2002, the Company suffered a number of setbacks in rapid succession, including the cessation of dosing in a Phase IIA clinical trial of AN-1792, an experimental immunotherapeutic that was under development for the treatment of Alzheimer’s disease (“AD”), the announcement of a profit warning and an investigation by the SEC. These disappointments ultimately led to a loss of confidence in the Company. To address these issues, Elan announced a recovery plan on 31 July 2002 to restructure Elan’s business, assets and balance sheet in order to enable it to meet its financial commitments. The principal elements and outcomes of the recovery plan are set out in the Operating Review on page 16 under the heading “Completion of Recovery Plan”. As a result of this recovery plan, Elan’s business has now been transformed, and the Company is now focused clearly on three core therapeutic areas: neurology, autoimmune diseases and severe pain. One significant result of the number of product and business divestments since the beginning of 2002 is that Elan’s financial performance in historical years is of limited relevance to an understanding of its future prospects. Near term, Elan is focusing its development, sales and marketing efforts to enable it to focus resources on the anticipated launch of its late stage pipeline candidates, Antegren for multiple sclerosis (“MS”) and Crohn’s disease, and Prialt for severe pain. In research, Elan is focused on neurology, in which it is continuing its research and advances in neurodegenerative diseases, including multiple sclerosis, Alzheimer’s disease and Parkinson’s disease. On 12 February 2004, Elan announced the formal completion of its recovery plan.

Core Elan is engaged in biopharmaceutical research and development activities (“Research and Development”), pharmaceutical commercial activities (“Therapeutic Markets”) and pharmaceutical manufacturing activities (“Global Services & Operations” or “GS&O”). Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, autoimmune diseases and severe pain. Elan’s pharmaceutical commercial activities include the marketing of neurology/pain management products and hospital/ specialty products. The Company’s initiatives in product development, optimisation and manufacturing are encompassed by Global Services & Operations, which is focused on providing technology platforms that address the drug delivery challenges of the pharmaceutical industry.

Elan’s biopharmaceutical product pipeline includes innovative products in research and development in neurology, autoimmune diseases and severe pain. In neurology, Elan has an Alzheimer’s disease immunotherapy programme, in collaboration with Wyeth, which currently includes a Phase I development project. Other efforts in neurology include a number of AD research projects and work in neuropathology-based disorders such as Parkinson’s disease.

In autoimmune diseases, Elan, in collaboration with Biogen Idec, Inc. (“Biogen Idec”) (formerly Biogen Inc.), is developing Antegren, which is currently in Phase III clinical trials in multiple sclerosis and Crohn’s disease, and Phase II studies in rheumatoid arthritis (“RA”). Elan’s primary autoimmune research emphasis is studying cell trafficking to discover ways to provide disease-modifying therapies for a wide range of autoimmune diseases. In severe pain, Elan’s filing of a European Market Authorisation Application (“MAA”) for Prialt, a late-stage development product for severe chronic pain, is under regulatory review. Elan also expects to file an amendment to its New Drug Application (“NDA”) for Prialt, with the U.S. Food and Drug Administration (“FDA”), in the second quarter of 2004. Research efforts in severe pain focus on inflammatory and neuropathic pain.

Elan expects to file two to three U.S. NDAs and two European MAAs by the end of 2004. Elan also expects to file two Investigational New Drug Applications (“INDs”) in the next one to two years, based on its current research efforts.

With the completion of the recovery plan on 12 February 2004, Elan announced the end of operations for its Elan Enterprises business unit. Elan Enterprises was mainly comprised of Elan’s drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Drug delivery activities have historically included the development, licensing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis. Elan Enterprises divested many of these businesses and assets.

Operating Review

Core Elan

Core Elan is comprised of biopharmaceutical research and development activities, pharmaceutical commercial activities and pharmaceutical manufacturing activities. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, autoimmune diseases and severe pain. Elan’s pharmaceutical commercial activities include the marketing of neurology/pain management products and hospital/specialty products. The Company’s initiatives in product development, optimisation and manufacturing are encompassed by Global Services & Operations, which is focused on providing technology platforms that address the drug delivery challenges of the pharmaceutical industry.

Research and Development

Elan’s biotechnology research and development activities include the discovery and development of products in the therapeutic areas of neurology, autoimmune diseases and severe pain. Elan’s focus on improving the health of patients suffering from chronic and debilitating conditions is exemplified by its breakthrough research and development programmes in Alzheimer’s disease. Other neurology research and development efforts include work in the areas of Parkinson’s disease and epilepsy. In autoimmune diseases, products in mid- or late-stage development efforts include Antegren (natalizumab), being developed for multiple sclerosis, Crohn’s disease and rheumatoid arthritis; and research efforts centre on Elan’s cell trafficking programme and new disease-modifying approaches to treat autoimmune diseases such as MS, Crohn’s, inflammatory bowel disease (“IBD”) and RA. In severe pain, Prialt (ziconotide) is in late stage development and research efforts focus on inflammatory and neuropathic pain.

Antegren (natalizumab)

Antegren, a humanised monoclonal antibody, is the first alpha 4-integrin antagonist in a new class of potential therapeutics known as selective adhesion molecule (“SAM”) inhibitors. SAM inhibitors are designed to selectively inhibit immune cells from leaving the bloodstream and to prevent these cells from migrating into chronically inflamed tissue — the brain in MS, the gastrointestinal tract in Crohn’s disease, and the joints in RA — where they may cause or maintain inflammation.

Since August 2000, Elan and Biogen Idec have engaged in a worldwide, exclusive, mutually beneficial agreement to develop, manufacture and commercialise Antegren and together are investigating its use as a potential treatment in patients with MS, Crohn’s disease, and RA. Under the terms of the agreement, Elan and Biogen Idec share costs for ongoing development activities. In 2000, Biogen Idec paid a one-time, non-refundable license fee of $15.0 million to Elan. In 2001 and 2002, Biogen Idec paid $16.0 million and $7.0 million, respectively, to Elan for the achievement of certain milestones in those years. Biogen Idec is obligated to pay Elan additional amounts upon the completion of certain future milestones. If all future milestones were achieved, Biogen Idec would be required to pay up to an additional $14.0 million over the remaining life of the agreement.

To date, approximately 2,800 patients have been treated with Antegren in clinical trials. Elan and Biogen Idec are encouraged by results thus far and believe that, due to its unique mechanism of action, Antegren may provide a meaningful advancement for patients with debilitating autoimmune diseases.

OPERATING REVIEW — CORE ELAN

Autoimmune Diseases

In autoimmune diseases, the immune system targets the cells, tissues, and organs of a person’s own body. Inflammation is a response of body tissues to trauma, infection, chemical or physical injury, allergic reaction or other factors and is usually characterised by a collection of immune system cells and molecules at a target site. Different autoimmune diseases affect the body in different ways. For example, in MS the autoimmune reaction is directed against the brain; in Crohn’s disease it is directed against the gastrointestinal tract; and in RA, it is directed against the joints. Autoimmune diseases afflict millions of people worldwide and some, including MS, strike women — particularly those of working age and in their childbearing years — more often than men. Autoimmune diseases are often chronic, with patients requiring life-long care, and most autoimmune diseases cannot currently be reversed or cured. The social, economic, and health impacts from autoimmune diseases are far-reaching.

MS is the most common neurological autoimmune disorder among young adults; approximately one million people are thought to be affected worldwide. MS is a disorder involving repeated episodes of inflammation of nervous tissue in the central nervous system (“CNS”). This inflammation destroys the myelin sheath or covering of the nerve cells, leaving multiple areas of scar tissue and impacting the CNS function. The cause or causes of the inflammation associated with MS have not been scientifically determined or proven.

Crohn’s disease is a chronic inflammatory relapsing-remitting disease of the gastrointestinal tract characterised by abdominal pain and diarrhoea; other symptoms include rectal bleeding, weight loss and fever. Crohn’s disease affects men and women equally, and evidence indicates that it may have a hereditary component. Approximately one million people worldwide have Crohn’s disease. Crohn’s disease is an IBD, the general name for diseases that cause inflammation in the intestines. Crohn’s disease can result in frequent hospitalisations for patients and may necessitate surgery.

RA is a chronic progressive autoimmune disease affecting approximately six million people worldwide. RA often begins with pain, swelling and stiffness in the small joints of the hands and feet, and can progress to involve other joints, sometimes with severe disability and disfigurement. Although a number of medicines are approved to treat symptoms of RA, the disease itself cannot currently be cured nor reversed.

Evaluating Antegren in MS

Elan and Biogen Idec are conducting two, two-year Phase III trials evaluating Antegren in MS patients with relapsing-remitting forms of the disease. The AFFIRM (natalizumab safety and efficacy in relapsing-remitting MS) Phase III trial is a two-year, randomised, multi-centre, placebo-controlled, double-blind study of approximately 900 patients, evaluating the ability of natalizumab to slow the progression of disability in MS and reduce the rate of clinical relapses. The SENTINEL (safety and efficacy of natalizumab in combination with Avonex in patients with relapsing-remitting MS) Phase III trial is a two-year, randomised, multi-centre, placebo-controlled, double-blind study of approximately 1,200 patients with relapsing-remitting MS, evaluating the effect of the combination of natalizumab and Avonex compared to treatment with Avonex alone in slowing the progression of disability and reducing the rate of clinical relapses. The primary endpoints for both trials are based on Expanded Disability Status Scale scores and relapse rates. The pre-specified primary endpoint of the one-year analysis was relapse rates. Both studies are fully enrolled.

Elan and Biogen Idec plan to submit an application for approval to market Antegren as a treatment for MS to the FDA and European regulatory agencies around mid-year 2004. The decision to file a Biologics License Application (“BLA”) was made after discussions with the FDA and the European Rapporteur and Co-Rapporteur based on one-year data from the two ongoing Phase III trials. To protect the integrity of the trials, the companies are not disclosing the one-year data at this time. It is important to note that no other MS therapy currently on the market has been approved with less than two years of data.

In January 2003, Antegren was the focus of two separate publications in the New England Journal of Medicine (“NEJM”) regarding Phase II studies with Antegren in both MS and Crohn’s disease. The first publication reported on the results of the Phase II MS study and noted a greater than 90% reduction in the volume of new inflammatory brain lesions in Antegren-treated patients. For patients with relapsing forms of MS, the study showed an approximate 50% reduction in the number of patients experiencing relapse in the natalizumab group compared to placebo. The second publication reported the results of the Antegren Phase II Crohn’s disease study. That study showed promising data on patient response rate, disease remission, and quality of life for patients with Crohn’s disease, as determined by the Crohn’s Disease Activity Index (“CDAI”) and the Inflammatory Bowel Disease Questionnaire (“IBDQ”).

Evaluating Antegren in Crohn’s Disease

The safety and efficacy of Antegren in Crohn’s disease is the subject of two key Phase III trials conducted by Elan and Biogen Idec: ENACT-1 and ENACT-2.

Evaluation of Natalizumab in Active Crohn’s Disease Trial-1 (“ENACT-1”), the largest-ever study in Crohn’s disease conducted to date, was fully enrolled with more than 900 patients. This trial evaluated clinical response and ability to induce remission. This Phase III, double-blind, placebo-controlled trial randomised patients to one of two treatment groups: 300 mg natalizumab or placebo in a 4:1 ratio (active to placebo) dosed at weeks 0, 4 and 8. The primary endpoint of inducing a “response” was defined as a 70-point decrease in the CDAI score and inducing a “remission” was defined as a CDAI score of less than or equal to 150, both at week 10. Secondary and tertiary endpoints included response and remission at other time points through week 12, “time to remission and response,” mean changes in CDAI, as well as quality of life measurements and inflammatory markers (for example, C-reactive protein). In this study, the primary endpoint of “response” as defined by a 70-point decrease in the CDAI at week 10 was not met, and this result appears to be due to a larger than expected placebo response rate. Data from the study indicated evidence of a consistent clinical effect similar to the biological activity of natalizumab seen in the Phase II study published in the NEJM earlier in 2003. The week 12 response and remission endpoints were statistically significant compared to placebo, as was a secondary endpoint of IBDQ, a validated quality of life measurement, at week 10. Over the course of the study, the time to remission and, at weeks 6 through 12, mean changes in CDAI, were also statistically significant in natalizumab treated patients compared to those treated with placebo. The most common adverse events seen in the trial were headache, nausea and abdominal pain across both groups. Patients who achieved a 70-point decrease in the CDAI following three months of treatment in ENACT-1 were designated as responders and allowed to enter the Evaluation of Natalizumab As Continuous Therapy-2 (“ENACT-2”) trial, where they were re-randomised equally to receive either Antegren at 300 mg or placebo for a further 12-month period. The ENACT-2 trial was designed to evaluate the ability of Antegren to maintain efficacy following the induction of an initial response from the first trial, ENACT-1.

In January 2004, Elan and Biogen Idec announced that the second of the two Phase III studies in Crohn’s disease, ENACT-2 met its primary endpoint. The primary endpoint for ENACT-2 was defined as the maintenance of response, or a sustained CDAI score of less than 220, in addition to no use of rescue medication throughout the first six months of the ENACT-2 study comparing Antegren to placebo. A significant treatment difference of greater than 30% in favour of Antegren as compared to placebo was seen, and no difference in the overall rates of side effects between natalizumab and placebo treatment groups were observed through month six. In addition to the clear evidence of efficacy observed in ENACT-2, which is further supported by ENACT-1, it is also noteworthy that there were no differences in the overall rates of side effects between Antegren and placebo in these two pivotal trials. Based on the clinical data from ENACT-2, Elan is currently working with both the U.S. and European regulatory agencies to determine the path forward for Antegren in Crohn’s disease. A further three-month Phase III Crohn’s disease “induction” trial was initiated in the first quarter of 2004.

Evaluating Antegren in Rheumatoid Arthritis

In February 2004, Elan and Biogen Idec announced that they had filed an IND for Antegren for the treatment of RA and planned to initiate a Phase II clinical trial in the first half of 2004 to evaluate Antegren in patients with

OPERATING REVIEW — CORE ELAN

RA. The Phase II study will be a multi-centre, double-blind, placebo-controlled study of the efficacy, safety and tolerability of intravenous natalizumab (300 mg) in patients with moderate-to-severe RA receiving concomitant treatment with methotrexate.

Prialt (ziconotide)

Prialt is the first in a new class of non-opioid analgesics known as N-type calcium channel blockers. N-type calcium channel blockers are a new class of drugs that are believed to selectively block the nerve channels responsible for transmission of pain signals. Elan is developing Prialt, which is the synthetic equivalent of a naturally occurring conopeptide found in a marine snail, as a potential intrathecal treatment for patients suffering from severe chronic pain.

About Severe Pain

There are many different ways to classify pain, including: duration or time (acute or chronic), disease base (malignant or non-malignant) and whether physiologically the pain is based in nerves that sense and respond to damage to parts of the body (nociceptive) or if the pain is the result of an injury or malfunction in the peripheral or central nervous system (neuropathic). Chronic pain can be defined as pain that has lasted over six months and is not relieved by medical and/or surgical care. Chronic pain may result from a previous injury long since healed; or, it may be from an ongoing condition, such as back and/or leg pain, cancer pain, complex regional pain syndromes, or painful neuropathy. Pain severity is often measured by the Visual Analog Scale of Pain Intensity (“VASPI”). The VASPI uses a 0-100 millimetres scale with 0=no pain to 100=worst-ever pain.

Evaluating Prialt for Severe Chronic Pain

In June 2000, Elan received an approvable letter from the FDA for its application to market Prialt as a treatment for patients with severe chronic pain. Following discussions with the FDA, Elan agreed to conduct an additional Phase III clinical trial. In January 2004, Elan announced that this additional Phase III trial for Prialt had met its primary endpoint in patients with severe chronic pain who had not achieved pain relief with other therapies, including intrathecally delivered morphine. In the double-blind, placebo controlled trial, patients treated with Prialt displayed a statistically significant improvement at week three in the VASPI score, as compared to placebo. Based on these positive results, Elan expects to file an amendment to its NDA in the second quarter of 2004. Additionally, the FDA granted Elan approval to initiate a treatment IND programme. In Europe, Elan has received orphan drug designation for treatment of patients with severe chronic pain with Prialt, and Elan filed an MAA with the European regulatory authorities in 2003. Regulatory review of this submission is ongoing. Additionally, results of an earlier Phase III study were published in the January 2004 issue of the Journal of the American Medical Association in an article entitled “Intrathecal Ziconotide in the Treatment of Refractory Pain in Patients with Cancer or AIDS: A Controlled Clinical Trial.”

Alzheimer’s Immunotherapy in Development

About Alzheimer’s Disease

Approximately four million people in the United States presently have AD, according to the Alzheimer’s Association. Most of these people are over age 65 and almost half of all Americans over age 85 are thought to have AD. AD is a degenerative brain disorder that primarily affects older persons. AD can begin with forgetfulness and progress into more advanced symptoms, including confusion, language disturbances, personality and behaviour changes, impaired judgement and profound dementia. As the disease advances, patients will eventually need complete skilled nursing care, and in the absence of other illnesses, the progressive loss of brain function itself will cause death.

Today, the leading scientific approach to develop therapeutic treatments for AD focuses on strategies that block the generation or enhance the clearance of neurotoxic forms of the beta-amyloid peptide in the brain. The beta-amyloid peptide — A-beta — is the main building block of amyloid plaques, which are a hallmark of AD neuropathology and are found in the brain tissue of affected patients.

Evaluating AAB-001 in Mild-to-Moderate Alzheimer’s Disease

In March 2000, Elan and Wyeth formed one of the broadest research and development alliances in the pharmaceutical industry to discover and develop immunotherapeutic approaches to treat and prevent AD. These approaches encompass both passive and active immunisation therapies. Elan and Wyeth are currently conducting Phase I safety studies with an antibody (AAB-001) directed against the A-beta peptide in patients with mild-to-moderate AD. AAB-001 is a humanised monoclonal antibody specifically designed and engineered to neutralise the neurotoxic beta-amyloid peptide that accumulates in the brains of patients with AD. The rate and extent to which A-beta is removed by immunotherapy is believed to be controlled by the amount of antibody delivered. In essence, the antibody AAB-001 is designed to provide the necessary highly specific component of the immune response (antibody) for the patient, while avoiding the activation of non-essential components. In this way, Elan hopes to reverse beta-amyloid accumulation while minimising side effects such as inflammation of the CNS. Additionally, Elan and Wyeth continue to use Wyeth’s innovative conjugate technology to evaluate a novel immunotherapeutic A-beta peptide conjugate in preclinical studies.

Collaboration to Develop Alzheimer’s Immunotherapies

The Elan and Wyeth collaboration was originally formed to use the early preclinical research demonstrating that Elan’s original AD immunotherapy project, AN-1792, reduced and prevented the development of amyloid plaque in mice, and to develop additional products based upon an immunotherapeutic approach. The potential impact of this novel immunotherapeutic approach to treating AD was highlighted in 2002 in two publications in Nature Medicine. In one of these papers, an independent group of investigators at the University of Zurich studied a subset of patients in the Phase IIa study of AN-1792 carried out by Elan and Wyeth, in which dosing was suspended early in 2002 following reports of inflammation within the CNS. The authors concluded that most of the patients developed antibodies against beta-amyloid, which is thought to be a critical step in plaque clearance in humans. The investigators found that the antibodies in the cerebrospinal fluid had unique specificity for the targeted pathogenic structures containing beta amyloid. In another independent study from the University of Toronto, the study authors demonstrated in transgenic mice over-expressing the beta amyloid peptide that an immune response directed to the amino terminus of that peptide can prevent the precipitous cognitive decline typically observed in these mice.

In March 2003, a report published in Nature Medicine summarised the neuropathology of one patient with AD who participated in the AN-1792 Phase I study. The paper provides the first evidence that the immune response generated against the A-beta peptide may elicit clearance of A-beta plaques in humans. The report also identifies the accumulation of inflammatory cells as the likely cause of the CNS inflammation reported in approximately 6% of patients in the Phase IIa study.

Elan’s Research Programmes

For almost two decades, Elan has been discovering novel, disease-modifying, and potentially life-changing therapies in neurology, autoimmune diseases and severe pain. In the past year, Elan has made important progress in its key research programmes in Alzheimer’s disease, as well as in its programmes for Parkinson’s disease, autoimmune diseases and severe pain.

Alzheimer’s Disease Research Programmes

Elan currently has one of the largest research efforts dedicated to developing disease-modifying therapies which are neuropathology-

based approaches to the treatment of AD. Elan scientists have researched approaches to the detection, prevention and treatment of AD since 1987. These research advances have been discussed in distinguished scientific publications, such as Nature, and by scientific organisations such as the American Academy of Neurology.

Elan’s extensive knowledge of the processes of beta-amyloid peptide formation has led to identification of new disease targets and the development of one of the first animal models of the disease. As a result of this work, Elan has developed several new therapeutic approaches for the treatment of AD based on the beta-amyloid hypothesis. These include two distinct enzyme inhibitor programmes, one focused on beta secretase inhibitors and a second focused on gamma secretase inhibitors, as

OPERATING REVIEW — CORE ELAN

well as an immunotherapeutic approach.

Beta Secretase Programme

Beta secretase is a discrete, attractive therapeutic target for a disease-modifying therapy for AD, because it is believed to initiate and be the rate-limiting step in the formation of A-beta. Elan has been an industry leader in beta secretase research for more than 10 years, and its 1999 publication concerning the role beta secretase plays in A-beta production is considered a landmark discovery. Today, Elan continues to be at the centre of understanding the complexities of beta secretase and advancing potential disease-modifying agents that inhibit its role in AD pathology. Elan has been collaborating with Pfizer Inc. (“Pfizer”) (formerly Pharmacia Corporation) since July 2000, focusing on the discovery of inhibitors of beta secretase. On 11 December 2003, Elan commenced AAA arbitration proceedings against Pfizer in connection with certain alleged breaches of the agreement governing the collaboration. As a result of these breaches, Elan believes it holds an exclusive worldwide licence of all of Pfizer’s interest in the subject matter of the parties’ collaboration. While Elan believes that it holds the exclusive worldwide licence to the intellectual property developed in connection with the Pfizer collaboration, Pfizer disputes this. There can be no assurance that the arbitral tribunal or court will ultimately accept Elan’s position.

Gamma Secretase Programme

Gamma secretase is an unusual multi-protein complex, and its role in the formation of A-beta was both unknown and un-assumed until the early 1990s, when discoveries about A-beta production showed that earlier explanations regarding it were incorrect. Since then, Elan has played a critical leadership role in the increased awareness of how gamma secretase may affect AD pathology. Elan’s finding, published in 2001, that functional gamma secretase inhibitors appear to reduce A-beta levels in the brain, was a breakthrough in this area of AD research. That research continues today, as does Elan’s position as a world leader in the discovery and development of disease-modifying therapies for AD.

Alzheimer’s Immunotherapy Programme

In addition to its monoclonal antibody immunotherapy approach, Elan is exploring, with Wyeth, a novel A-beta immunoconjugate that leverages the innovative conjugate technology that Wyeth uses in some of its other products. This research project is in the pre-clinical research and development phase.

Cell Trafficking Research Programme

Elan’s Cell Trafficking research programme is focused on discover-

ing disease-modifying approaches to treat autoimmune diseases such as MS, Crohn’s, IBD and RA. Antegren emerged from this research programme, and Elan scientists continue to make progress in the discovery of novel disease-modifying therapeutics.

Pain Research Programme

In severe pain, Elan’s research efforts focus on inflammatory and neuropathic pain. In March 2003, Elan formed a strategic research alliance with Ingenium Pharmaceuticals AG (“Ingenium”) to develop novel therapeutics for pain management. Elan and Ingenium are funding a four-year research programme leading to the identification of clinical candidates. In October 2003, Elan expanded the scope of its strategic alliance with Ingenium to increase the use of specific Ingenium technologies for drug target validation.

Parkinson’s Disease Research Programme

Elan’s research programme in Parkinson’s disease is focused on the discovery of disease-modifying approaches to potentially treat this devastating disease. Much of this effort is based upon analysis of genes known to be involved in early forms of the disease, such as synuclein and parkin.

Parkinson’s disease is a slowly progressive disease of the nervous system and the second most common degenerative neurological disorder after Alzheimer’s disease. It affects an estimated four million people worldwide. The disease typically occurs at a late age, affecting approximately 1% of the population over the age of 65. In the United States, Japan, and the five major European markets (France, Germany, Italy, Spain and the United Kingdom), about 2.7 million people suffer from Parkinson’s disease. Of this group, approximately 85% are over 65 years of age.

Pipeline and Products

Discovery
Preclinical
Phase I
Phase II
Phase III
Registration
Launched
Neurology
Alzheimer's Disease
Beta Secretase Research
Gamma Secretase Research
Alzheimer's Immunotherapies*
AAB-001 Monoclonal Antibody
ACC-001 Immunoconjugate
Cervical Dystonia
Myobloc/Neurobloc (Botulinum Toxin Type B) Injectable Solution (Marketed in U.S. & EU)
Parkinson's Disease
Parkinson's Research
Autoimmune Diseases
Multiple Sclerosis
Antegren (natalizumab)**
Crohn's Disease
Antegren (natalizumab)**
Rheumatoid Arthritis
Antegren (natalizumab)**
Autoimmune Diseases
Autoimmune Research
Severe Pain
Severe Pain
Prialt (ziconotide) (U.S.)
Prialt (ziconotide) (EU)
Pain Research
Hospital/Specialty Products
Infectious Diseases
Azactam (aztreonam for injection, USP) (Marketed in U.S.)
Maxpime (cefepime hydrochloride) for Injection (Marketed in U.S.)

*Developed in collaboration with Wyeth.

**Developed in collaboration with Biogen Idec.

OPERATING REVIEW — CORE ELAN

Therapeutic Markets

Elan’s pharmaceutical commercial activities include the marketing of neurology/pain management products and hospital/specialty products.

The following table sets forth Elan’s aggregate U.S. revenue from its main product lines.

	2003 $m	2002 $m

Neurology/Pain Management Products	304.4	428.3
Hospital/Specialty Products	155.3	176.8

	459.7	605.1

Product revenue from Elan’s main product lines, including divested products, decreased by 24% to $459.7 million for 2003 from $605.1 million for 2002. The decline in product revenue in 2003 is due mainly to the divestment of a number of products and businesses as part of the recovery plan and the impact of generic competition on sales of Zanaflex, which was compensated for, in part, by the growth in sales of those products retained. Divested products are products or businesses which have been sold or which are subject to an agreement to divest.

Please refer to the Financial Review for further information on product revenue.

Neurology/Pain Management Products

Neurological diseases and disorders affect the body’s central nervous system, which is made up of the brain and spinal chord. CNS diseases and disorders can be classified into two types: neurological, which includes Alzheimer’s disease and other dementia disorders, Parkinson’s disease and epilepsy, and psychiatric disorders, including depression, anxiety disorders and schizophrenia. Elan’s focus is on neurological conditions.

Myobloc

Myobloc (Neurobloc in Europe) was developed by Elan. It is a sterile liquid formulation of a purified neurotoxin that acts at the neuromuscular junction to produce flaccid paralysis. Myobloc was approved by the FDA for the treatment of patients with cervical dystonia to reduce the severity of abnormal head position and neck pain. Myobloc was launched in the United States in December 2000 and Neurobloc was launched in the European Union (“EU”) in March 2001. Revenue for Myobloc amounted to $14.9 million for 2003. Elan recorded an impairment charge of $37.1 million in 2003 related to the Myobloc intangible assets based on revised estimates of its future prospects.

U.S Neurology/Pain Management Products Revenue

	2003 $m	2002 $m

Total Neurology/Pain Management	304.4	428.3
Retained Products(1)
Myobloc	14.9	19.6
Zanaflex	(5.1)	56.8

	9.8	76.4
Divested Products(2)
Pain Portfolio(3)	68.0	59.8
Skelaxin(4)	60.2	145.3
Sonata(4)	48.2	92.5
Zonegran(5)	80.7	43.1
Frova(5)(6)	37.5	11.2

	294.6	351.9

(1)	Products described as “Retained Products” include products or businesses not divested and not subject to divestment agreements.
(2)	Products described as “Divested Products” include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.
(3)	Sold to aaiPharma Inc. (“aaiPharma”) in December 2003.
(4)	Sold to King Pharmaceuticals Inc. (“King”) in June 2003.
(5)	On 30 March 2004, Elan announced an agreement to divest this product. This divestment is expected to close before the end of the second quarter of 2004.
(6)	Launched in the United States in May 2002.

Zanaflex

In June 2002, Elan announced that Eon Labs. Inc. (“Eon”) received FDA approval to market a generic alternative for Zanaflex. A number of other generic applications for Zanaflex have since received approval from the FDA. Arising from the approval of generic alternatives for Zanaflex, Elan has experienced a significant decline in the sales and profitability of this product. Product returns of Zanaflex during 2003 exceeded the Company’s best estimate of returns at 31 December 2002, resulting in net negative revenues of $(5.1) million for 2003.

Pain Portfolio

In September 2001, Elan acquired a portfolio of pain products (the “Pain Portfolio”) from Roxane Laboratories, Inc. (“Roxane”). In December 2003, Elan sold the Pain Portfolio to aaiPharma. The Pain Portfolio was comprised of Roxicodone, Oramorph, Roxanol and Duraclon. These products were marketed in the United States. Elan’s revenue from the Pain Portfolio for 2003 amounted to $68.0 million.

Skelaxin

Elan acquired Skelaxin through its acquisition of GWC Health, Inc. (“Carnrick”) in 1998. Skelaxin is approved by the FDA as an adjunctive treatment for the relief of discomfort associated with acute, painful musculoskeletal conditions. On 12 June 2003, Elan sold Skelaxin to King as part of the divestment of Elan’s primary care franchise. Product revenue from Skelaxin during 2003 amounted to $60.2 million.

Sonata

In December 2001, Elan entered into a strategic alliance with Wyeth pursuant to which Elan assumed responsibility for the U.S. marketing of Sonata, a non-benzodiazepine hypnotic for the treatment of sleep disorders, which was launched by Wyeth in 1999. Sonata was also part of Elan’s primary care franchise which was sold to King on 12 June 2003. Product revenue from Sonata was $48.2 million for 2003.

Zonegran

Elan licensed Zonegran for the United States and Europe from Dainippon Pharmaceuticals Co., Ltd. (“Dainippon”). Zonegran was launched in the United States in May 2000 as an adjunctive therapy in the treatment of partial epileptic seizures in adults. U.S. revenue for Zonegran for 2003 amounted to $80.7 million. Zonegran has been marketed by Dainippon in Japan since 1989. A European MAA filing for Zonegran was submitted in November 2003. In August 2003, Elan received approval from the FDA to market two new additional dosage strengths of Zonegran, 25 mg and 50 mg capsules; this is in addition to the original 100 mg capsule which was previously approved. In 2003, Zonegran prescription demand increased by 57%2. Zonegran demand continues to grow as a result of increased promotional efforts as well as the increased interest in this product following the approval of the 25 mg and 50 mg capsules. On 30 March 2004, Elan announced an agreement with Eisai Co. Ltd. (“Eisai”) for the sale of Elan’s interests in Zonegran in North America and Europe. The transaction is expected to close before the end of the second quarter of 2004.

Frova

Elan licensed exclusive North American sales and distribution rights for Frova in October 1998 from Vernalis plc (“Vernalis”). Frova is a 5HT1B/1D agonist used as an anti-migraine therapy. In November 2001, the FDA approved Frova for the acute treatment of migraine. In March 2002, Elan and UCB Pharma, Inc. (“UCB”) entered into an agreement to co-promote Frova. The companies launched Frova during the second quarter of 2002. Revenue from Frova for 2003 amounted to $37.5 million. On 30 March 2004, Elan announced an agreement with Vernalis for the termination of the development and licence agreements between Elan and Vernalis regarding Frova. Vernalis agreed to purchase Elan’s commercialisation rights in North America for Frova. The transaction is expected to close before the end of the second quarter of 2004.

Hospital/Specialty Products

Severe bacterial infections remain a major concern, even more so with the rise in resistance seen to many available therapies. Currently Elan markets two products that treat severe infections; each designed to address specific medical needs within the hospital market. As distinct from the community or home

OPERATING REVIEW — CORE ELAN

U.S. Hospital/Specialty Products Revenue

	2003 $m	2002 $m

Total Hospital/Specialty	155.3	176.8
Retained Products(1)
Maxipime	109.1	79.2
Azactam	45.1	33.0

	154.2	112.2
Divested Products(2)
Abelcet(3)	1.1	64.6

(1)	Products described as “Retained Products” include products or businesses not divested and not subject to divestment agreements.
(2)	Products described as “Divested Products” include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.
(3)	Divested in November 2002 to Enzon Pharmaceuticals, Inc. (“Enzon”)

settings markets, the hospital market is highly specialised and often relies on a team of healthcare professionals that influence the decision-making process. Elan is committed to meeting the needs of the infectious disease-community within the hospital market.

Maxipime

Elan licensed the U.S. marketing rights to Maxipime from Bristol-Myers Squibb Company (“Bristol-Myers”) in January 1999. Maxipime is a fourth-generation injectable cephalosporin antibiotic used to treat patients with serious and/or life-threatening infections. Pulmonologists, infectious disease specialists, urologists, internal medicine physicians, haematologists and oncologists prescribe Maxipime for patients with severe hospital-based respiratory and non-respiratory conditions such as pneumonia, urinary tract infection and febrile neutropenia. An important attribute of Maxipime is its broad spectrum of activity, including activity against many pathogens resistant to other antibiotics. U.S. revenue for Maxipime amounted to $109.1 million for 2003.

Azactam

Elan licensed the U.S. marketing rights to this injectable product from Bristol-Myers in January 1999. Azactam is a monobactam and is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. U.S. revenue for Azactam was $45.1 million for 2003.

Abelcet

Elan acquired Abelcet when it acquired The Liposome Company, Inc. (“Liposome”) in May 2000. Abelcet, which is an amphotericin B lipid complex, is used for the treatment of systemic fungal infections. These infections mainly occur in immuno-compromised patients such as those undergoing cancer chemotherapy. On 22 November 2002, Elan announced the completion of the sale of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, to Enzon. In February 2004, Elan sold its remaining marketing rights to Abelcet to Medeus Pharma Limited (“Medeus”) as part of the sale of its European sales and marketing business.

Commercial—Non-U.S.

On 12 February 2004, Elan announced the sale of its European sales and marketing business to Medeus. Product revenue from Elan’s European business amounted to $112.4 million for 2003.

Sales and Marketing

In 2003, Elan marketed its products through two focused sales forces in the United States. The U.S. sales forces promoted the following products:

Sales Force	Primary Care	Specialty

Approximate Average Number of U.S. Sales Representatives	390	270
Products	Skelaxin Sonata	Maxipime Azactam Zonegran Frova Roxicodone

In June 2003, Elan sold its primary care franchise to King. This divestment included Elan’s primary care sales force of approximately 390 representatives. In December 2003, Elan sold the Pain Portfolio, including Roxicodone, to aaiPharma. In March 2004, Elan agreed to sell Zonegran to Eisai, including the associated sales team of approximately 115 employees, and also agreed to sell Frova to Vernalis. Going forward, Elan’s sales forces will continue to be re-configured to optimise the products in the portfolio and to prepare for the launch of the pipeline products.

Global Services & Operations

GS&O encompasses the Company’s initiatives in product development, optimisation and manufacturing and is focused on providing superior technology platforms that can offer innovative, high-value, quality technologies to address the drug delivery challenges of the pharmaceutical industry. Elan’s drug delivery businesses engage in the development and commercialisation of pharmaceutical products for clients through the application of drug delivery technologies. Drug delivery technologies can improve the performance of existing marketed drugs or drugs under development and can improve the efficacy of research and development processes. Elan has a long and established history in the manufacture and development of pharmaceutical dosage forms for pharmaceutical markets worldwide, with dozens of products successfully launched in more than 40 countries in North America, Asia and Europe. Elan’s GS&O unit assists companies with their pharmaceutical manufacturing, scale-up and development requirements.

Elan has a fully compliant FDA/European Agency for the Evaluation of Medicinal Products (“EMEA”)-approved site in Athlone, Ireland, where it recently completed an investment of approximately $178 million in its key strategic pharmaceutical manufacturing and development facilities. The Athlone campus now comprises 138,000 square feet of dedicated, fully-equipped current Good Manufacturing Practices (“cGMP”) manufacturing capacity to manufacture two billion units annually.

Elan also has a manufacturing, scale-up and development facility approved for the manufacture of controlled substances (through Schedule II), in Gainesville, Georgia. The Company’s development and scale-up facility in King of Prussia, Pennsylvania is home to its proprietary NanoCrystal technology for delivery of poorly water-soluble compounds. Prior to the completion of the Company’s recovery plan, Elan’s King of Prussia and Gainesville drug delivery businesses were included within Elan Enterprises.

Operating Review

Completion of Recovery Plan

On 12 February 2004, Elan announced the formal completion of its recovery plan. The recovery plan, which was announced on 31 July 2002, involved the restructuring of the Company’s businesses, assets and balance sheet; and resulted in gross consideration of $2.1 billion, ahead of the target of $1.5 billion.

The principal elements and outcomes of the recovery plan were:

•

A focus on three core therapeutic areas: neurology, autoimmune diseases and severe pain. In accordance with this new focus, the Group was reorganised and two new units were created: Core Elan and Elan Enterprises. For additional information on Core Elan, please refer to pages 5 to 15. Additional information on Elan Enterprises is provided on page 17;

•

The divestment of financial assets, non-core businesses, products and assets targeting proceeds of $1.0 billion in the first nine months of the recovery plan and a further $500.0 million by the end of 2003. The total target of $1.5 million was exceeded six months ahead of schedule, and by the end of the recovery plan gross consideration of $2.1 billion was achieved. For additional information on recovery plan divestments since the beginning of 2003, please refer to pages 17 to 18;

•

To enable Elan to meet its financial obligations. Contractual and potential future payments have been reduced by $2.5 billion since 31 December 2001 to $2.2 billion at 31 December 2003. For additional information on the impact of the recovery plan on Elan’s financial commitments and contingencies during 2003, please refer to pages 19 to 20;

•

The implementation of a cost reduction programme through headcount and infrastructure reductions and business rationalisations. At the completion of the recovery plan, headcount had been reduced to less than 2,000 from approximately 4,700 in July 2002; and

•

A review of Elan’s business venture portfolio to conserve cash and reflect the reduced scope of Elan’s activities. As a result, Elan decided to restructure or terminate substantially all of its business ventures with the aim of substantially reducing or eliminating future cash outlays by Elan. All business ventures have been terminated, restructured or are now inactive. As a consequence, Elan does not expect to provide any additional financing to the business ventures and business venture parents. For additional information on the business ventures, please refer to pages 20 to 23.

Elan Enterprises

The conclusion of Elan’s recovery plan also marked the end of operations for the Company’s Elan Enterprises business unit. Elan Enterprises was mainly comprised of Elan’s drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Elan Enterprises divested many of these businesses and assets. Following the completion of the recovery plan, Elan’s King of Prussia and Gainesville drug delivery businesses are now included within Global Services & Operations.

The business venture programme was included within Elan Enterprises. For additional information on the business venture programme, please refer to pages 20 to 23.

Recovery Plan—Divestment Programme

A key element of the recovery plan was the divestment of businesses, products, investments and other assets. The objective was to complete $1.5 billion in asset divestments by the end of 2003. From its commencement in August 2002 to its completion in February 2004, the divestment programme generated gross consideration from asset divestments of $2.1 billion.

The divestment programme evolved over the period and the Company sold more products and businesses than initially envisaged due to market demand for non-core assets. The following is a summary of the principal divestments resulting from the recovery plan that occurred since the beginning of 2003:

European Sales and Marketing Business

On 12 February 2004, Elan announced the completion of the sale of its European sales and marketing business to Medeus, a new U.K. pharmaceutical company backed by Apax Partners Funds. Elan realised total consideration of approximately $120 million from this transaction (subject to adjustment for certain movements in indebtedness and working capital in the period to completion), which was previously announced on 23 December 2003. Approximately 180 employees of Elan’s European sales and marketing business have transferred their employment to Medeus. Separately, Elan completed the sale of certain rights to two products in the U.K. and Ireland for approximately $10 million during the first quarter of 2004.

Pain Portfolio

On 2 December 2003, Elan announced the completion of the sale of the Pain Portfolio, acquired from Roxane in September 2001, and related assets to aaiPharma. These products included the rights to Roxicodone tablets and oral solution, Oramorph SR tablets, Roxanol and Duraclon. The total consideration was $101.8 million, comprising a cash payment to Elan of $50.4 million and the assumption, by aaiPharma, of $51.4 million of Elan’s product payment obligations to Roxane.

Xcel

On 1 April 2003, Elan announced that it received $89.5 million in cash from Xcel Pharmaceuticals, Inc. (“Xcel”) in exchange for all of Elan’s shareholding in, and loans to, Xcel.

Skelaxin & Sonata

On 30 January 2003, Elan announced that it had agreed to sell its primary care franchise, principally consisting of its U.S. and Puerto Rican rights to Sonata and Skelaxin, related inventory and related rights to enhanced formulations of these products, to King.

On 17 March 2003, Elan commenced a lawsuit against King to compel King to complete its purchase of the primary care franchise. On 19 May 2003, Elan and King agreed to proceed with the transaction on amended terms and on 12 June 2003 the transaction was completed. Effective upon the closing of the transaction, all claims under the pending litigation were released and Elan and King dismissed the litigation with prejudice.

Under the terms of the amended transaction, King paid gross consideration on closing of $749.8 million, which included the transfer to King of Sonata and Skelaxin inventory with a value of approximately $40 million and obligations related to Sonata of $218.8 million that were assumed by King at closing. In addition, Elan received an additional $25.0 million payment in January 2004 which was contingent on the ongoing patent exclusivity of Skelaxin through 31 December 2003. Elan will also receive payments of 5% of net sales of the current formulation of Skelaxin through 31 December 2005 and, thereafter, beginning in 2006 and continuing through December 2021, Elan will receive payments of 10% of net sales of the current formulation of Skelaxin in excess of $50.0 million of net sales annually. Finally, Elan may receive up to an additional $61.0 million in milestone payments (comprised of up to $86.0 million in clinical, regulatory and sales milestones less up to $25.0 million in milestones that Elan would be obligated to pay to a third party) relating to the development of enhanced formulations of Sonata, contingent on the achievement of certain clinical and regulatory events. Elan received the first of these milestone payments, for $11.0 million, in March 2004.

OPERATING REVIEW — COMPLETION OF RECOVERY PLAN

Ligand Common Stock

On 12 November 2002, Elan announced that Ligand Pharmaceuticals, Inc. (“Ligand”) had agreed to repurchase from Elan approximately 2.2 million shares of Ligand common stock for a cash purchase price of $20.0 million. This share sale closed in February 2003.

On 28 May 2003, Elan sold an additional 6.4 million shares of Ligand common stock in the open market for net cash proceeds of $73.0 million. On 11 July 2003, Elan sold its remaining 5.8 million shares of Ligand common stock to a number of qualifying institutional investors for net cash proceeds of $65.1 million.

Other Divestments

In July 2003, Elan sold a transdermal technology business located in Miramar, Florida, United States to Nitto Americas, Inc. (“Nitto Americas”), the U.S. subsidiary of Nitto Denko Corporation.

In July 2003, Elan also sold an oral controlled-release and pulmonary technologies business located in Nottingham, United Kingdom to a company managed by former employees of the business.

On 29 April 2003, Elan completed the sale of the assets of Elan Diagnostics, Inc. (“Elan Diagnostics”) to Novitron International, Inc.

Zonegran & Frova

On 30 March 2004, Elan announced an agreement with Eisai for the purchase of Elan’s interests in Zonegran in North America and Europe. On closing, Eisai will pay Elan consideration of up to $130.0 million for these interests, including inventory with an estimated value of approximately $26 million and the associated sales team of approximately 115 employees. In addition, Elan may earn future deferred purchase payments of up to $110.0 million, primarily contingent on when generic zonisamide is introduced in the U.S., and including up to $25.0 million contingent on receiving marketing approval for Zonegran in Europe. Elan will also receive additional deferred purchase payments on net sales of Zonegran in North America and Europe if certain additional conditions are met. Elan will be required to pay $17.0 million to Dainippon on closing for the assignment of the Zonegran North American and European licence agreements to Eisai. Elan will continue to manufacture Zonegran in all three dosage strengths of 25 mg, 50 mg, and 100 mg capsules in Athlone, Ireland. The transaction is subject to regulatory approvals, third party consents and other customary conditions, and is expected to close before the end of the second quarter of 2004.

Also on 30 March 2004, Elan announced an agreement with Vernalis for the termination of the development and licence agreements between Elan and Vernalis regarding Frova. Vernalis agreed to purchase Elan’s commercialisation rights in North America for Frova. Vernalis will pay Elan a total of approximately $55 million for rights to Frova in North America, comprising $5.0 million on closing; $20.0 million and $25.0 million on 31 December 2004 and 31 December 2005, respectively; and, no later than 31 December 2004, Elan will receive a payment for its Frova inventory, estimated at approximately $5 million. Vernalis intends to seek additional equity funding over the next twelve months to assist with the payments to Elan. Elan’s co-promotion agreement with UCB will be terminated at closing, and Elan will pay UCB approximately $10 million as a result of the termination. The completion of the transaction is subject to the approval of Vernalis’ shareholders, U.S. anti-trust clearance if required, third party consents and other customary conditions. The transaction is expected to close before the end of the second quarter of 2004.

While the divestments of Zonegran and Frova did not form part of the recovery plan, and are not included in the $2.1 billion of gross consideration from recovery plan asset divestments described above, they further align Elan’s strategy in research, development, sales and marketing with the Company’s core therapeutic areas. They enable Elan to focus its resources on the anticipated launch of the Company’s late-stage pipeline candidates, Antegren for multiple sclerosis and Crohn’s disease, and Prialt for severe pain.

For further information on these disposals, including the impact of these disposals on Elan’s financial results, please refer to the Financial Review.

Future Transactions

Neither the completion of the recovery plan nor the dissolution of Elan Enterprises preclude the Company from considering future, specifically-targeted divestment and acquisition opportunities. For example, as described above, on 30 March 2004 Elan announced agreements to sell Zonegran and Frova.

Recovery Plan—Financial Commitments and Contingencies

A key objective of the recovery plan was to enable Elan to meet its financial obligations.

During 2003, contractual and potential future payments have been reduced by approximately $1.2 billion, from $3.4 billion at 31 December 2002 to $2.2 billion at 31 December 2003. The main elements of this reduction were:

$m

Contractual and potential future payments at 31 December 2002 — as previously reported	3,124.1
Inclusion of operating and capital lease obligations (1)	251.3

Contractual and potential future payments at 31 December 2002 – revised	3,375.4
Net reduction during 2003:
Risk-sharing arrangements	(335.0)
Repurchase of 3.25% zero coupon subordinated exchangeable notes (“LYONs”)	(816.0)
Reduction of fixed, contingent and potential product payment obligations	(451.6)
Operating and capital lease obligations	(8.3)
Issuance of 6.5% convertible guaranteed notes due 2008 (“6.5% Convertible Notes”)	460.0

Contractual and potential future payments at 31 December 2003	2,224.5

(1)

In accordance with SEC Release No 34-47264 “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations,” which is effective for financial statements ending on or after 15 December 2003, operating and capital lease obligations have been included in the table of contractual and potential future payments at 31 December 2003 on page 61. The table above has also been revised to include the amounts for these items at 31 December 2002 for comparative purposes. For additional information on operating and capital leases, please refer to Note 23 to the Consolidated Financial Statements.

Risk-Sharing Arrangements

Elan’s risk-sharing arrangement with Pharma Marketing Ltd. (together with its subsidiary, “Pharma Marketing”) was restructured in January 2003, such that effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating Ltd. (“Pharma Operating”) $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating’s royalty rights with respect to Sonata and Prialt and (ii) Elan’s maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which increased at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan’s purchase option termination date to 3 January 2005, from the original termination date of 30 June 2003. Elan exercised that option and, on 20 November 2003, announced the completion of the purchase of royalty rights in respect of Zonegran, Frova and Zanaflex from Pharma Operating for $101.2 million. As a result, all of Elan’s agreements with Pharma Marketing were terminated.

For additional information on Pharma Marketing, please refer to Note 24 to the Consolidated Financial Statements.

LYONs

In December 1998, Elan Finance Corporation Limited (“EFC”), a wholly owned subsidiary of Elan, issued in a private placement, at a substantial discount, LYONs due 2018 in the principal amount of $1,643.5 million at maturity. The issue price of the LYONs was $524.78 per $1,000 principal amount at maturity and the gross proceeds to the Company amounted to $862.5 million.

In December 2002, Elan repurchased $318.6 million in principal amount at maturity of the LYONs.

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million. This was a discount of approximately 4% to the accreted value of such LYONs at 14 December 2003 of $322.9 million.

On 14 November 2003, Elan announced that holders of the remaining outstanding LYONs had the right to surrender their LYONs for purchase during the period that began on that date and ended on 15 December 2003. Pursuant to the indenture under which the LYONs were issued in December 1998, each holder of LYONs had the right to require Elan to purchase, until 5:00 p.m., New York time, on 15 December 2003, such holder’s LYONs at a price equal to $616.57 per $1,000 principal amount at maturity of the LYONs.

Under the terms of the LYONs, Elan had the option to pay for the LYONs in cash, in American Depositary Shares (“ADSs”), representing Ordinary Shares of Elan, or in any combination of cash and ADSs. Elan elected to pay for the LYONs in cash. The aggregate principal amount due at maturity for all outstanding LYONs was approximately $801.3 million.

OPERATING REVIEW — COMPLETION OF RECOVERY PLAN

On 16 December 2003, Elan announced that LYONs with an aggregate principal amount at maturity of approximately $799.7 million were validly surrendered for repurchase and not withdrawn, and Elan had repurchased all such LYONs. Approximately $1.6 million in aggregate principal amount at maturity of LYONs remain outstanding following the completion of the repurchase. The aggregate purchase price for all LYONs validly surrendered for repurchase and not withdrawn was approximately $493.1 million. The accreted value of the remaining LYONs was $0.9 million at 31 December 2003.

For additional information on the LYONs, please refer to Note 15 to the Consolidated Financial Statements.

Fixed, Contingent and Potential Product Payment Obligations

The net reduction of $451.6 million in fixed, contingent and potential product payment obligations from 31 December 2002 to 31 December 2003 primarily reflects product payments made during 2003 of $212.4 million and product payment obligations assumed by King and aaiPharma of $218.8 million and $51.4 million respectively.

Issuance of Ordinary Shares and 6.5% Convertible Notes

On 5 November 2003, Elan announced that it had successfully completed a private offering of 35 million Ordinary Shares at a price of $4.95 per share and, on 10 November 2003, Elan announced that it had successfully completed a private offering of $460.0 million in aggregate principal amount of 6.5% Convertible Notes. The offerings resulted in aggregate net proceeds (after giving effect to the payment of commissions and concessions and the expenses of the offerings, including a waiver fee of $16.8 million paid to the holders of Elan Pharmaceutical Investments II, Ltd (“EPIL II”) 9.56% guaranteed senior notes (the “EPIL II Notes”) and Elan Pharmaceutical Investments III, Ltd (“EPIL III”) Series B guaranteed senior notes (the “Series B Guaranteed Notes”) and Series C guaranteed senior notes (the “Series C Guaranteed Notes”) (together with the Series A guaranteed senior notes (the “Series A Guaranteed Notes”) which matured and were repaid on 29 June 2002, the “EPIL III Notes”)) of $592.6 million. The net proceeds from the offering were used to repurchase outstanding LYONs, including LYONs surrendered for purchase by the holders on 15 December 2003, pursuant to the indenture under which the LYONs were issued, and for the repurchase of royalty rights from Pharma Operating.

Business Ventures

Since 1996, Elan has pursued collaborations with biotechnology, drug delivery and pharmaceutical companies in order to leverage Elan’s drug delivery technologies and its proprietary neurological and oncology research, and to access complementary or synergistic research and development programmes in Elan’s areas of expertise. Elan has historically referred to this programme in a number of ways, including as a joint venture programme, a business venture programme, and a strategic licensing programme. For the purposes of this discussion, this programme will be referred to as the “business venture programme”. Elan has not entered into any new business ventures under the business venture programme since mid-2001.

In 2002, as part of the recovery plan, Elan completed a review of its business venture portfolio to conserve cash and reflect the reduced scope of Elan’s activities. As a result, Elan decided to restructure or terminate substantially all of its business ventures with the aim of substantially reducing or eliminating future cash outlays by Elan. The restructuring process and any terms agreed have been the result of negotiations between Elan and the respective business venture parents. As such, the agreed terms arising from the restructuring process vary between different business venture relationships. Typically, as part of the termination of a business venture, the technologies contributed by the business venture parent and Elan are returned, the technology developed in the business venture is transferred to the business venture parent and/or Elan, and Elan transfers its interest in the business venture to the business venture parent in exchange for a continuing interest in the product or technology previously in the business venture, such as a royalty. There were approximately 55 business ventures in place prior to the announcement of the recovery plan on 31 July 2002. All business ventures have been terminated, restructured or are now inactive. As a consequence, Elan does not expect to provide any additional financing to the business ventures and business venture parents.

As all business ventures have been terminated, restructured or are now inactive, the description of the business venture programme below is described in the past tense.

The business venture programme generally involved licensing drug delivery technologies and know-how, or pharmaceutical research and development assets, to a newly formed subsidiary (“the business venture”) of an emerging biotechnology; drug delivery or pharmaceutical company (“the business venture parent”) and the establishment of a joint development collaboration.

Contemporaneously with the licensing and collaborative transaction, Elan typically made an investment in the business venture. Investments in business ventures were in various forms. Prior to mid 1999, those investments were generally in the form of voting common stock. Subsequently, these investments were in the form of non-voting preferred stock convertible into common stock after a period of two years. Elan typically held an initial fully diluted equity interest of 19.9% in the business venture. Elan also typically made a contemporaneous investment in the business venture parent in the form of common equity and convertible/exchangeable preferred stock and/or convertible/exchangeable debt. The convertible/exchangeable securities in the business venture parent were generally convertible, at Elan’s option, into common equity of the business venture parent or exchangeable for up to 30.1% of the common equity in the business venture, potentially bringing Elan’s fully diluted equity interest in the business venture up to 50%. In many transactions, if Elan chose to exchange the convertible/exchangeable securities in the business venture parent into common equity of the business venture, then it would be required to pay the business venture parent an amount equal to 30.1% of the cumulative operating funding of the business venture to the date of exchange such that Elan and the business venture parent would have shared equally (on a cumulative basis) in such funding. Elan sold certain of its investments in the business ventures and the business venture parents to EPIL II in June 2000 and to EPIL III in March 2001. EPIL II and EPIL III are securitisation entities and the investments are held by EPIL II and EPIL III as security for outstanding indebtedness issued by the entities. For additional information regarding these special purpose entities, please refer to Notes 15 and 33 to the Consolidated Financial Statements.

The business venture generally conducted research and development activities using its technologies and proprietary know-how in an agreed research field. Elan’s partner, the business venture parent, principally managed the business venture. The technologies and proprietary know-how of the business venture were in-licensed by the business venture from Elan and the business venture parent. On formation, a number of contracts were entered into to govern the in-licensing of intellectual property assets to the business venture from Elan and the business venture parent.

Development of products and technologies for pharmaceutical applications involves risk. The nature of pharmaceutical development, with stringent regulatory constraints and guidelines designed to protect the health and safety of patients and those working with the products, means that development activities are costly and time consuming. Elan’s portfolio of business ventures allowed it to diversify the risks associated with product development. Individual development programmes within the business ventures had varying degrees of success and failure. Elan and the business venture parent would typically work together using commercially reasonable efforts and their combined technical, regulatory and clinical expertise to increase the likelihood of success of the business ventures. This could lead to changes in the direction of a development programme, adding or substituting technologies or products and redirection of clinical programmes as deemed necessary.

The business venture, the business venture parent and Elan continually reviewed the progress of the research and development activities in the business venture. As part of this review, the parties could decide that it was not commercially or technically practical to continue to support the business venture.

Elan received and recorded initial revenue from the business ventures of $Nil, $Nil and $172.5 million for 2003, 2002 and 2001, respectively, and Elan’s initial investments in the business ventures and the business venture parents were $Nil, $Nil and $229.2 million for 2003, 2002 and 2001, respectively. These amounts for 2001 are set out in the table on page 23.

The business ventures typically had the following operational structure. The board of directors of a business venture was generally comprised of a majority of directors from the business venture parent and one director nominated by Elan. For a quorum, the presence of the Elan nominated director was required. The business plan required the approval of the board of directors of the business venture, including the Elan nominated director. This approval was subject to the directors’ fiduciary duty to the business venture. The contracts of establishment provided for subsequent reviews, either annually or more frequently, of the business plan and required the continuing approval by the Elan nominated director. The business

OPERATING REVIEW — COMPLETION OF RECOVERY PLAN

The business ventures also typically had a management committee and/or research and development committee. These committees generally provided for equal representation by Elan and the business venture parent. The committees had responsibility for day to day activities of the business venture and for the implementation of the business plan. At their inception, the business ventures typically had no funds after payment of the initial fee to Elan. The operating funding of the business venture was provided by the business venture parent and Elan, subject to the approval of both parties. Funding was generally utilised to pay for research and development activities. Typically, such subsequent financial support was provided in proportion to the respective fully diluted ownership of the business venture by the business venture parent and Elan (typically 80.1% and 19.9%, respectively). Elan expensed the subsequent funding it provided directly to the business venture. This was expensed within the interest and other expense line. Elan expensed $3.0 million, $23.9 million and $24.6 million of subsequent business venture funding in 2003, 2002 and 2001, respectively. If both Elan and the business venture parent agreed to provide subsequent financial support to the business venture through their ongoing approval of a business plan, then, if requested by the business venture parent, Elan was required to make additional investments in the business venture parent, typically in the form of convertible debt, in an amount equal to the business venture parent’s proportion of such subsequent financial support, the proceeds of which the business venture parent was required to use to fund its proportion of the subsequent support of the business venture. This amount was recorded by Elan as a financial asset. Elan provided additional financing of $7.1 million, $83.4 million and $92.2 million to business venture parents in 2003, 2002 and 2001, respectively. All business ventures have been terminated, restructured or are now inactive. As a consequence, Elan does not expect to provide any additional financing to the business ventures and business venture parents.

The business ventures incurred research and development expenditures of approximately $17 million, $125 million and $125 million in 2003, 2002 and 2001, respectively. While the business ventures and the business venture parents were generally responsible for ongoing research and development activities, they could request that Elan conduct research and development on their behalf. If Elan undertook such work, the work was typically charged to the business venture at pre-determined rates, which were set to recover Elan’s costs plus a mark-up. Elan received research revenue from the business ventures of $3.7 million, $13.4 million and $15.0 million in 2003, 2002 and 2001, respectively. Elan does not expect to receive any future research revenues from the business ventures.

Investments in the business ventures and the business venture parents were made at fair value. The fair value of investments was typically initially determined by Elan using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities were assessed using methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flow models.

Subsequent to Elan’s investment in a business venture and business venture parent, the fair values of the investments have been typically determined periodically, but not less frequently than yearly, by an independent financial institution using methodologies similar to those described above.

The table on page 23 sets forth certain information regarding the 12 business ventures that were formed in 2001. No new business ventures were formed in 2003 or 2002. Of all of the business ventures formed since the commencement of the business venture programme in 1996, approximately 55 were still in place prior to the announcement of the recovery plan on 31 July 2002. All business ventures have been terminated, restructured or are now inactive. As a consequence, Elan does not expect to provide any additional financing to the business ventures and business venture parents.

Elan recognised exceptional charges in its profit and loss account for 2003 to reflect impairments to the Group’s investment portfolio, including investments held by EPIL II and EPIL III. This includes impairment charges relating to investments in business ventures and business venture parent companies of $4.0 million (2002: $114.4 million; 2001: $13.4 million) and $106.0 million (2002: $880.0 million; 2001: $NiL), respectively.

Business Ventures—2001

Business Venture Parent	Aggregate Initial Amount Invested (in both business venture and business venture parent)	Field of Research and Development	Initial Fee Received by Elan

Allergy Therapeutics Ltd.	$20.7 million	Development of anti-histamine formulations	$15.0 million

Applied Genetics Incorporated Dermatics	$19.0 million	Topical treatments of skin disease including skin cancer (Dimericine™—liposomal T4N5)	$15.0 million

Beyond Genomics, Inc.	$15.0 million	Research into Alzheimer’s disease and/or mild cognitive impairment	$10.0 million

CeNeS Limited	$21.0 million	Treatment of pain (morphine-6-glucuronide)	$15.0 million

ChemGenex Therapeutics, Inc.	$20.0 million	Treatment of cancer	$15.0 million

Cogent Neuroscience, Inc.	$17.5 million	Treatment of CNS diseases	$12.5 million

Curis, Inc.	$19.0 million	Treatment of neurological disorders	$15.0 million

eNOS Pharmaceuticals, Inc.	$17.0 million	Treatment of neurological and cardiovascular diseases in non-hypercholesterolemic humans (EN-110)	$15.0 million

GlycoGenesys, Inc.	$20.0 million	Treatment of cancer (GCS-100, formerly known as GBC-590)	$15.0 million

Inex Pharmaceuticals Corporation	$20.0 million	Treatment of cancer (VSLI ™)	$15.0 million

Lipocine Inc.	$20.0 million	Oral hormone replacement therapy combination product	$15.0 million

Nobex Corporation	$20.0 million	Treatment of post-menopausal osteoporosis or Paget’s disease (Oratonin™)	$15.0 million

Total	$229.2 million		$172.5 million

Operating Review

Environment

Many factors and elements contribute to the environment in which the Company conducts its activities. Key factors and elements include the world pharmaceutical market, government regulation, the product approval process, manufacturing, patents and intellectual property rights, competition, distribution, raw materials and product supply, employees and principal properties.

World Pharmaceutical Market

IMS audited global pharmaceutical sales increased by 9% from 2002 to $466.3 billion in 20031. In 2002, IMS audited global pharmaceutical sales increased by 8% over 20011. Sales increased due to ageing of the global population and an increasingly robust drug development pipeline, among other factors.

North America, Japan and Europe accounted for approximately 88%1 of global pharmaceutical sales in 2003. North America’s pharmaceutical sales grew 11% to $229.51 billion, representing almost half of all global pharmaceutical sales in 2003.

The U.S. market is Elan’s most important market. Please refer to Note 2 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as “Government Regulation” and “Product Approval Process”, place emphasis on requirements in the United States.

Government Regulation

The pharmaceutical industry is subject to significant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, efficacy and quality of new drugs and devices, and, in some countries, their pricing. A product must generally undergo extensive clinical trials before it can be approved for marketing. The process of developing a new pharmaceutical product, from idea to commercialisation, can take in excess of ten years. This period varies considerably from case to case and from country to country.

An application for registration includes specific details concerning not only the chemical composition, but also the manufacturing plant and procedures involved in the production of the product. The time from submission of an application to commercialisation of the product is typically two years or longer. After a product has been approved by the regulatory authorities and has been launched, it is a condition of the product approval that all aspects relating to its safety, efficacy and quality remain under review.

Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. For example, the Federal Food, Drug and Cosmetic Act (“FDCA”), the Public Health Service Act, the Controlled Substances Act and other federal statutes and regulations impose requirements on the clinical and non-clinical testing, safety, effectiveness, manufacturing, labelling, storage, record-keeping, reporting, advertising, marketing, import, export, distribution and approval of Elan’s products in the United States. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products, the refusal of the government to enter into supply contracts and/or the refusal to approve pending product approval applications (such as NDAs and Abbreviated New

Drug Applications (“ANDAs”) for drugs, BLAs for biological products, or Premarket Approval Applications and “510(k)s” for medical devices), until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labelling restrictions.

In addition, the U.S. Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specific regulations for packaging, labelling and transport. Non-compliance with applicable requirements could result in criminal penalties and the disallowance of research and manufacturing of clinical products. Exemptions are provided for select agents used for a legitimate medical purpose or for biomedical research, such as toxins for medical use and vaccines.

Certain in vitro diagnostic products and certain delivery systems, such as MEDIPAD, are regulated or potentially regulated in the United States under the FDCA as medical devices. These products are subject to pre-marketing and post-marketing requirements. Among other things, medical devices are subject to quality system requirements, including design control and good manufacturing practices, and to requirements for adverse event reporting by manufacturers, distributors and user facilities. The failure to adhere to these requirements can result in a refusal of permission to market and the imposition of sanctions, including seizure, recall notification, replacement or refund, injunction, and civil and criminal penalties. Additionally, as a condition to marketing or continued marketing, the FDA could impose certain post-market surveillance and/or tracking requirements, which could significantly increase the regulatory costs associated with a product. Under the FDCA, it is also possible for a given product to be regulated both as a drug and a medical device or as a biologic and medical device. In vitro diagnostic products are also subject to certain requirements under the Clinical Laboratory Improvement Act of 1988, as amended, relating to test complexity and risk.

The pricing of pharmaceutical products is regulated in many countries. The mechanism of price regulation varies. For example, certain countries regulate the price of individual products while in other countries prices are controlled by limiting overall company profitability. In the United States, while there are limited indirect federal government price controls over private sector purchases of drugs, there have been ongoing discussions on potential reforms of the healthcare system, including the pricing of pharmaceuticals, which could result, directly or indirectly, in the implementation of price controls on a larger number of pharmaceutical products. Certain states are attempting to impose requirements, processes, or systems that would result in indirect price controls. It is not possible to predict future regulatory action on the pricing of pharmaceutical products.

In June 2002, Elan entered into a settlement with the U.S. Federal Trade Commission (“FTC”) resolving the FTC’s investigation of a licensing arrangement between Elan and Biovail Corporation (“Biovail”) relating to nifedipine, a generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by Elan that any law had been violated, and does not provide for monetary fines or penalties. Elan continues to satisfy all of the terms of the consent order.

In June 2001, Elan received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine “whether Brightstone Pharma, Inc., Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan.” In October 2001, counsel for Elan met informally with the FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when Elan was served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. Elan has voluntarily provided documents and witness testimony in response to the subpoena and continues to cooperate with the FTC relating to this investigation. Elan does not believe that it is feasible to predict or determine the outcome of the investigation and any possible effect on Elan’s business, or reasonably to estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

On 13 March 2003, Elan received notification from the FTC that the FTC’s Bureau of Competition was conducting an investigation to determine whether Elan, King or any

OPERATING REVIEW — ENVIRONMENT

other person was engaging in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act, including, among other things, by preventing or slowing generic competition to Skelaxin. The FTC’s stated focus of the investigation was Elan’s listing in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) of at least one patent for Skelaxin, and other actions with regard to the FDA regulatory process. On 8 May 2003, Elan received notification from the FTC that it had discontinued that portion of its investigation concerning whether Elan wrongfully listed its patent for Skelaxin in the Orange Book. Elan does not believe that it is feasible to predict or determine the outcome of the remaining portion of the investigation and any possible effect on the Group’s business or reasonably estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

Product Approval Process

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an IND before human testing may proceed.

For ethical, scientific and legal reasons, animal studies are required in the discovery and safety evaluation of new medicines. Elan’s policy is to seek alternatives to animal studies through the replacement of animal models with non-animal models. Alternatives used include various in vitro cell culture assays. If animal studies are unavoidable, Elan seeks to refine the animal models used to either reduce the number of animals utilised or to eliminate or lessen animal discomfort.

Under U.S. law, an IND must be submitted to the FDA and become effective before human clinical trials may commence. U.S. law further requires that studies conducted to support approval for product marketing be “adequate and well controlled.” In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice (“GCP”) requirements, and adverse event and other reporting requirements must be followed.

The clinical trial process can take three to ten years or more to complete, and there can be no assurance that the data collected will be in compliance with GCP regulations, will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, who must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorisation.

The results of the preclinical and clinical testing (described in the table below), along with information regarding the manufacturing of the product and proposed product labelling, are evaluated and, if determined appropriate, submitted to the FDA through a licence application such as an NDA. In certain cases an ANDA can be filed in lieu of filing an NDA. An ANDA relies on bioequivalency tests that compare the applicant’s drug with an already approved reference drug rather than on clinical safety and efficacy studies. An ANDA might be available to Elan for a new formulation of a drug for which bioequivalent forms have already been approved by the FDA. In responding to applications for approval, the FDA could grant marketing approval, approve the product for a narrower indication, impose labelling or distribution restrictions, request additional information, require post-approval studies or deny the application. Applications are often referred to an outside FDA advisory committee of independent experts prior to the FDA acting on the application. Similar systems are in place for the testing and approval of biologics and medical devices.

Product Approval Process

The stages of testing required before a pharmaceutical product can be marketed in the United States are generally as follows:

Phase of Development	Description

Preclinical	Animal studies and laboratory tests to evaluate safety and efficacy, demonstrate activity of a product candidate and identify its chemical and physical properties
Phase I	Clinical studies to test safety profile of drug in humans
Phase II	Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety
Phase III	Larger scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety

There can be no marketing in the United States of any drug, biologic or device for which a marketing application is required until the application is approved by the FDA. Until an application is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA. Additionally, any significant change in the approved product or in how it is manufactured, including changes in formulation or the site of manufacture, generally require prior FDA approval. The packaging and labelling of all products developed by Elan are also subject to FDA approval and ongoing regulation.

In the United States, under the Prescription Drug User Fee Act and the Medical Device User Fee and Modernization Act, the FDA receives fees for reviewing product applications and supplements thereto, as well as annual fees for commercial manufacturing establishments and for approved products. These fees can be significant. For example, the NDA or BLA review fee alone can exceed $500,000, although certain deferrals, waivers and reductions may be available. Even when user fees are significant, they do not generally constitute a major expense relative to the overall cost associated with product development and regulatory approval.

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unified filings for EU countries, in general, most other countries have their own procedures and requirements.

Once a product has been approved, significant legal and regulatory requirements apply in order to market a product. In the United States these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to cGMP requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process. Adverse events that are reported after marketing authorisation can result in additional limitations being placed on a product’s use and, potentially, withdrawal of the product from the market. Any adverse event, either before or after marketing authorisation, can result in product liability claims against the Company.

The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians.

Sales, marketing and scientific/educational grant programmes must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programmes must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorised users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.

Manufacturing

Each manufacturing establishment, including any contract manufacturers, used to manufacture a product must be listed in the product application for such product. In the United States, this means that each manufacturing establishment must be listed in the drug, biologic, or device application, and must be registered with the FDA. The application will not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the product, and determines that the facility is in compliance with cGMP requirements. If the manufacturing facilities and processes fail to pass the FDA inspection, the FDA will not grant approval to market the product. All facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP.

At 31 December 2003, Elan had manufacturing facilities in Ireland, the United States and Switzerland. The Switzerland facility was sold in February 2004.

At 31 December 2003, Elan employed 617 people in its manufacturing and supply activities, over half of these in Athlone, Ireland. This facility is the primary location for the manufacture of oral solid dosage products, including instant, controlled-release and oral microparticulate products. Additional dosage capabilities may be added as required to support future product introductions. Elan’s facility in Gainesville, Georgia, United States, provides additional oral controlled-release dosage product manufacturing capability and is registered with the U.S. Drug

OPERATING REVIEW — ENVIRONMENT

Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs. Elan also manufactures Myobloc in the United States. Elan’s former facility in Switzerland was the primary location for the manufacture of effervescent and fast melt oral dosage products. Elan sold this facility in February 2004. Elan sold a transdermal dosage products manufacturing facility in Miramar, Florida, United States in July 2003 to Nitto Americas, as part of the divestment of a transdermal technology business.

Capital expenditures at Elan’s manufacturing sites amounted to approximately $22 million in 2003, mainly at the Athlone facility, where a new building was completed.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP regulations. There are FDA regulations governing the production of pharmaceutical products. Elan’s facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations. In May 2001, Elan Holdings, Inc. (“Elan Holdings”), a wholly owned subsidiary of Elan, Donal J. Geaney, then chairman and chief executive officer of Elan, William C. Clark, then president, operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster, entered into a consent decree of permanent injunction with the U.S. Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at Elan’s Gainesville facility. The facility manufactured, and continues to manufacture, verapamil hydrochloride controlled-release capsules used in the treatment of high blood pressure. The consent decree does not represent an admission by Elan Holdings of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings is permanently enjoined from violating cGMP regulations. In addition, Elan Holdings is required to engage an independent expert, subject to FDA approval, to conduct inspections of the facility at least annually through May 2004, in order to ensure the facility’s compliance with cGMP. The first of these inspections was completed and reported upon by the independent expert to the FDA on 3 September 2002. A corrective action plan was prepared and sent to the FDA in response to this inspection. A second independent consultant audit occurred in May 2003 and was reported upon by the independent expert to the FDA on 14 August 2003. In response to this inspection a corrective action plan was prepared and sent to the FDA. During the term of the consent decree, Elan expects that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, Elan will be required to reimburse the FDA for its costs related to these inspections. Elan believes that, during the term of the consent decree, the FDA will continue to process approvals for products to be manufactured at the facility. For example, during 2002 the FDA approved Avinza and Ritalin LA, which are being manufactured at the Gainesville facility.

Patents and Intellectual Property Rights

Intellectual property is a vital asset for Elan. Elan’s competitive position depends on its ability to obtain patents on its current and future technologies and products, to defend its patents, to protect its trade secrets and to operate without infringing the valid patents or trade secrets of others. In addition, under a number of licence agreements for its drug delivery products, Elan’s failure to obtain patents on the drug delivery product would reduce the royalty rate that Elan receives on sales of such product.

Elan’s products are sold around the world under brand-name, logo and certain product design trademarks that Elan considers in the aggregate to be of material importance. Trademark protection continues in some countries for as long as the mark is used and, in other countries, for as long as it is registered. Registrations generally are for fixed, but renewable, terms.

Elan owns or licenses a number of U.S. and foreign patents. These patents cover:

•	Pharmaceuticals and other products and their uses;
•	Pharmaceutical formulations; and
•	Product manufacturing processes.

Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in various countries. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country.

The following are the basic U.S. patent expiration dates for various Elan products and products under development:

Drug	Basic U.S. Patent Expiration year	U.S. Regulatory Exclusivity (1)

A. Antegren	See text	—
B. Azactam	2005	—
C. Maxipime	See text	—
D. Prialt	See text	See text
E. Myobloc	Expired	2007

(1) Five years of regulatory exclusivity is provided by U.S. laws upon FDA approval of a product incorporating a previously unapproved active ingredient, which prevents the FDA from approving a generic version which relies on data from the original FDA approval.

In some instances, there are later-expiring patents relating to these products directed to particular forms or compositions of the drug or to methods of manufacturing or using the drug in the treatment of further diseases or conditions. Although such patents may provide some additional exclusivity, they may not protect Elan’s drug from generic drug competition after the expiration of the basic patent.

Elan has a basic U.S. patent for its developmental product Antegren which covers the humanised antibody and its use to treat MS which expires in 2015. Additional U.S. patents covering the use of Antegren to treat irritable bowel disease and to inhibit brain inflammation expire in 2012 and 2017, respectively. In the event that Antegren is approved by the FDA, one of the patents would qualify for a patent term extension of up to 5 years.

The basic U.S. patent for Maxipime expires in 2007. However, two formulation U.S. patents covering Maxipime expire in 2008.

For the developmental product Prialt, the fundamental U.S. patent covering the use of Prialt to produce analgesia expires in 2011. Two further U.S. patents covering (i) the planned commercial, stabilised formulation of Prialt and (ii) a method for preventing progression of neuropathic pain expire in 2015. If Prialt is approved by the FDA, it will be subject to five years of U.S. regulatory exclusivity and a U.S. patent term extension of up to five years.

Elan has proactive programmes to maximise global patent and exclusivity protection for its key commercial and developmental products. As part of its normal business activity, Elan monitors competitor activity carefully and will enforce its intellectual property rights whenever appropriate.

Competition

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, research and development and marketing capabilities than Elan. Other competitors consist of smaller research companies and generic drug manufacturers.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. The price of pharmaceutical products typically declines as competition increases. Elan’s basic U.S. patent for Maxipime expires in 2007. However, two formulation U.S. patents covering Maxipime expire in 2008. Elan’s basic U.S. patent for Azactam expires in 2005.

Generic competitors may also challenge existing patent protection or regulatory exclusivity. Generic competitors do not have to bear the same level of research and development and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, slow, or reverse the growth in, sales and profitability of any of our products not protected by patents or regulatory exclusivity, and may adversely affect our future results and financial condition. For example, generic forms of Zanaflex were launched in the second quarter of 2002. As a result, product revenue from Zanaflex declined from $53.7 million in the first quarter of 2002 to $0.8 million in the first quarter of 2003. Product returns of Zanaflex during 2003 exceeded the Company’s best estimate of returns at 31 December 2002, resulting in net negative revenues of $(5.1) million for 2003. The launch of competitor products, including generic versions of Elan’s products, may

OPERATING REVIEW — ENVIRONMENT

materially adversely affect our business, financial condition and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation that provides information to medical professionals and launches new products. If we fail to maintain our competitive position, our business, financial condition and results of operations may be materially adversely affected.

Distribution

Elan sells its pharmaceutical products primarily to drug wholesalers. Elan’s revenue reflects the demand from these wholesalers to meet the in-market consumption of Elan’s products and to reflect the level of inventory that wholesalers of Elan’s products carry. Changes in the levels of inventory can directly impact Elan’s revenue and could result in Elan’s revenue not reflecting in-market consumption of its products.

Elan generally manufactures its drug delivery products for licencees and distributors but does not usually engage in any direct sales of drug delivery products.

Raw Materials and Product Supply

Raw materials and supplies are generally available in quantities adequate to meet the needs of Elan’s business. However, Elan does not have dual sourcing or manufacturing for many of its raw materials or products. Elan is also dependent on third party manufacturers for most of the pharmaceutical products that Elan markets and for raw materials. An inability to obtain raw materials or product supply could have a material adverse impact on Elan’s business, financial condition and results of operations.

Employees

On 31 December 2003, Elan had 2,159 employees worldwide, of whom 606 were engaged in research and development activities, 617 were engaged in manufacturing and supply activities, 498 were engaged in sales and marketing activities and the remainder worked in general and administrative areas. The number of employees has been reduced from approximately 3,600 employees at 31 December 2002 as a result of the implementation of the recovery plan.

Principal Properties

Elan considers that its properties are in good operating condition and that its machinery and equipment has been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities and projected capacities adequate for current and projected needs.

For additional information, please refer to Note 11 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment, Note 23 to the Consolidated Financial Statements, which discloses future minimum rental commitments, capital commitments for the purchase of property, plant and equipment and dispositions of plant and equipment, and “Financial Review—Capital Expenditures and Investment” on pages 62 to 63, which discloses Elan’s capital expenditures.

Principal Properties

The following table lists the location, ownership interest, use and size of Elan’s principal properties.

Location and Ownership Interest	Use	Size

Dublin, Ireland	Corporate administration	21,600 Sq. Ft.
Leased
Athlone, Ireland	Research and development, manufacturing and administration	402,000 Sq. Ft.
Owned
San Diego, California, United States	Product development, sales and administration	274,800 Sq. Ft.
Leased
South San Francisco, California, United States	Research and development and administration	255,000 Sq. Ft.
Leased
Gainesville, Georgia, United States	Manufacturing and administration	71,200 Sq. Ft.
Owned
King of Prussia, Pennsylvania, United States	Research and development, sales and administration	47,000 Sq. Ft.
Leased
Stevenage, United Kingdom	Product development and administration	35,800 Sq. Ft.
Leased

FINANCIAL REVIEW

This financial review discusses Elan’s financial performance as prepared under Irish GAAP. It also includes an overview of its results presented in accordance with U.S. GAAP on pages 63 to 67 of this Annual Report and Form 20-F. The reconciliation of Elan’s performance under Irish GAAP to U.S. GAAP is set out on pages 167 to 168.

Introduction

This financial review primarily discusses:

•	Recovery plan (page 31)
•	Critical accounting policies (pages 31 to 34);
•	The results of operations for the year ended 31 December 2003 compared to the year ended 31 December 2002 (pages 34 to 47);
•	The results of operations for the year ended 31 December 2002 compared to the year ended 31 December 2001 (pages 34, 47 to 55);
•	Segmental analysis (page 55);
•	Risk-sharing arrangements (pages 56 to 57);
•	Elan’s financial position, including its capitalisation and liquidity (pages 58 to 63);
•	Post balance sheet events (page 63); and
•	U.S. GAAP (pages 63 to 67)

Elan’s operating results can be affected by a number of factors, including those described under “Cautionary Factors That May Affect Future Results” and “Risk Factors”.

Recovery Plan

In the early months of 2002, the Company suffered a number of setbacks in rapid succession, including the cessation of dosing in a Phase IIA clinical trial of AN-1792, an experimental immunotherapeutic that was under development for the treatment of AD, the announcement of a profit warning and an investigation by the SEC. These disappointments ultimately led to a loss of confidence in the Company. To address these issues, Elan announced a recovery plan on 31 July 2002 to restructure Elan’s business, assets and balance sheet in order to enable it to meet its financial commitments. The principal elements and outcomes of the recovery plan are set out in the Operating Review on page 16 under the heading “Completion of Recovery Plan”. As a result of this recovery plan, Elan’s business has now been transformed, and the Company is now focused clearly on three core therapeutic areas: neurology, autoimmune diseases and severe pain. One significant result of the number of product and business divestments since the beginning of 2002 is that Elan’s financial performance in historical years is of limited relevance to an understanding of its future prospects. Near term, Elan is focusing its development, sales and marketing efforts to enable it to focus resources on the anticipated launch of its late stage pipeline candidates, Antegren for multiple sclerosis and Crohn’s disease, and Prialt for severe pain. In research, Elan is focused on neurology, in which it is continuing its research and advances in neurodegenerative diseases, including multiple sclerosis, Alzheimer’s disease and Parkinson’s disease. On 12 February 2004, Elan announced the formal completion of its recovery plan.

Critical Accounting Policies

The Consolidated Financial Statements include certain amounts that are based on management’s best estimates and judgements. Estimates and judgements are used in determining items such as the carrying values of intangible assets, the carrying values of financial assets, the accounting for contingencies and estimating sales rebates and discounts, among other items. Because of the judgements and uncertainties inherent in such estimates, actual results may differ from these estimates.

Irish GAAP

Intangible Assets and Impairment

The principal judgements and uncertainties affecting Elan’s accounting for intangible assets relate to the determination of carrying values. The carrying values of intangible assets are assessed annually, using discounted cash flows and net realisable values (estimated

FINANCIAL REVIEW

sales proceeds less costs to sell). The estimates and judgements used to assess carrying values include those relating to research and development risk, commercial risk, revenue and cost projections, the intention of the Group with respect to the intangible asset, such as the sales and marketing support for a product or the continued focus or level of resources for a particular development project or technology, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus of the Group, the level of third party interest in Elan’s intangible assets and market conditions.

In July 2002, Elan announced a recovery plan. This resulted in material impairment charges in Elan’s profit and loss account of $189.5 million and $1,614.6 million in 2003 and 2002, respectively. For additional information on these impairment charges, please refer to Note 3 to the Consolidated Financial Statements. Where the carrying value of intangible assets exceeds their recoverable amounts, the carrying values of those intangible assets have been written down to their recoverable amounts. If Elan were to use different estimates or judgements, particularly with respect to expected proceeds from divestments, the likelihood of research and development success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, an additional material impairment charge to the profit and loss account could arise. For example, a 10% decrease in the carrying value of intangible assets at 31 December 2003 would have resulted in an additional impairment charge of $125.2 million. Intangible assets amounted to $1,252.4 million and $2,079.5 million at 31 December 2003 and 31 December 2002, respectively. Elan believes that it has used reasonable estimates and judgements in assessing the carrying values of its intangible assets.

Financial Assets and Impairment

The principal judgements and uncertainties affecting Elan’s accounting for financial assets relate to carrying values. In general, Elan’s accounting policy for financial assets is to carry such assets at cost less provision for impairment in value. The carrying values of financial assets are assessed using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities are typically assessed using methodologies such as the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, and an assessment of the impact of general private equity market conditions. The factors affecting carrying values include both general financial market conditions for pharmaceutical and biotechnology companies and factors specific to a particular company. Different market conditions, negative developments or news affecting a specific investee could result in a material impairment charge for the applicable investment. Additionally, many of Elan’s investments are in emerging drug delivery, pharmaceutical and biotechnology companies. In assessing the carrying values of these investments, Elan has assumed that it holds the investments for the medium to long-term and that no liquidity discount is required. If Elan were to dispose of investments in a forced sale or in an accelerated manner, it is likely that material impairment charges would arise. For example, a 10% decrease in the carrying values of financial assets at 31 December 2003 would have resulted in an additional impairment charge of $49.5 million. Fixed and current financial assets amounted to $494.5 million and $809.4 million at 31 December 2003 and 31 December 2002, respectively. The investments held by EPIL II will be sold to meet the maturity of the EPIL II Notes in June 2004. The financial markets for emerging biotechnology, drug delivery and pharmaceutical companies declined significantly in 2002. In 2003, Elan incurred a charge, arising from impairments to its investment portfolio, including those investments held by EPIL II and EPIL III, in its profit and loss account of $120.4 million (2002: $1,262.9 million). Elan also recorded a net gain on financial assets of $106.3 million (2002: net loss of $10.0 million). For additional information on these investment charges, gains and losses, please refer to Note 3 to the Consolidated Financial Statements. Elan believes that it has used reasonable estimates and judgements in assessing the carrying values of its financial assets.

Exceptional Items

Exceptional items are those items that in management’s judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Elan believes that it has used reasonable judgements in determining exceptional items.

The principal items classified as exceptional items include exceptional revenues recorded on the disposal of products and gains or losses recorded on the disposal of businesses, tangible and intangible asset impairments, purchase of royalty rights, severance and relocation costs, losses from litigation or regulatory actions including shareholders litigation and SEC investigation, and investment gains, losses and impairments (including those related to investments in business ventures and business venture parents). These items have been treated consistently from period to period. Management believes that disclosure of exceptional items is meaningful because it provides additional information in relation to these material items.

Contingencies

The principal judgements used by Elan in accounting for contingencies include the likelihood of the contingency occurring and the ability to estimate the financial impact, including the minimum loss, or range of losses, that will ultimately be incurred to resolve the matter. Elan’s contingencies include shareholder litigation and an investigation by the SEC. For additional information on these and other contingencies and litigation, please refer to Notes 23 and 25 to the Consolidated Financial Statements. As discussed in Note 25 to the Consolidated Financial Statements, the Group is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, of the shareholder litigation, which seeks damages of material or indeterminate amounts, or the SEC investigation. The principal judgements and estimates in accounting for the litigation contingency relate to the Group’s assessment of the outcome of the litigation and the SEC investigation, which can evolve over time.

Revenue—Discounts, Sales Returns, Rebates and Charge-backs

Estimated sales returns, pursuant to rights of return granted to the Company’s customers, are reflected as a reduction of revenue in the same period that the related sales are recorded. The sales returns provisions are based on actual experience, although in certain situations, for example, a new product launch or at patent expiry, further judgement may be required. Additionally, revenue is also recorded net of provision, made at the time of sale for estimated cash discounts, rebates and charge-backs. These amounts are included in other current liabilities (rebates) or deducted from trade debtors (other discounts). Discounts, sales returns, rebates and charge-backs that require the use of judgement in the establishment of the accrual include Medicaid, managed care, long-term care, hospital and various other government programmes. The Company enters into contracts with certain managed care organisations to provide access to the Company’s products. Based on a managed care organisation’s market share performance and utilisation of the Company’s products, the organisation receives rebates from the Company. In addition, the Company is bound by certain laws and regulations to provide product at a discounted rate to Medicaid recipients. Medicaid rebates are paid to each state in the United States based on claims filed by pharmacies that provide the Company’s products to Medicaid recipients at the reduced rate. Charge-backs are amounts paid to reimburse wholesalers for sales to third parties at reduced prices based on contracts the Company negotiates. Cash discounts are provided to customers that pay their invoice within a certain time period. Discounts, sales returns, rebates and charge-backs are primarily based upon historical rebate/discount payments made to the Company’s customer segment groups. These amounts are calculated based upon a percentage of sales for each of the Company’s products as defined by the statutory rates and the contracts with Elan’s various customer groups.

The largest of the discounts, sales returns, rebates and charge-backs amounts are rebates associated with the Medicaid rebate programme in the United States. Although Elan generally accrues a liability for Medicaid rebates at the time the product is shipped, there is typically up to a six-month difference between the time in which Elan records sales of products and the payment of the Medicaid rebate amounts to the state government. In determining the appropriate Medicaid rebate accrual amount, the assumptions consider historical Medicaid rebate payments by product as a percentage of historical sales as well as any significant changes in sales trends, evaluation of the current Medicaid rebate laws and interpretations, the percentage of the products that are sold to Medicaid recipients, and Elan’s product pricing and current rebate/discount contracts. Elan believes that it has used reasonable judgements in assessing discounts, sales returns, rebates and charge-backs.

Equity Accounting

Investments in associated undertakings are accounted for under the equity method where the Company holds voting equity in the investee and exercises significant influence over the operating and financial policies of the investee. Significant influence may exist even if the Company owns less than 20% of the investee’s equity depending on the existence of factors such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel or technological dependency. Certain circumstances, such as majority ownership by another company, can offset the impact of such factors. The determination to use cost or equity accounting requires a significant degree of judgement on the facts and circumstances of a particular investment. Financial asset investments which are accounted for under the equity method are stated at cost, adjusted for the Company’s share of the earnings or losses of the investee after the date of investment, less any provision for impairment in value.

For additional information regarding Elan’s significant accounting policies, please refer to Note 1 to the Consolidated Financial Statements.

U.S. GAAP

Revenue Recognition

Under U.S. GAAP, the accounting treatment for non-refundable up-front fees was similar to Irish GAAP prior to 2000. In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (“SAB 101”) which provides guidance on revenue recognition under U.S. GAAP,

FINANCIAL REVIEW

and which was adopted by the Company in 2000. In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB 104”) which updates the guidance in SAB 101. SAB 104 generally requires the deferral and amortisation of up-front fees when there is a continuing involvement (such as an ongoing product manufacturing contract) by the seller with the asset disposed of. SAB 104 does not apply under Irish GAAP. Elan defers and amortises up-front licence fees to the income statement over the “performance period”. The performance period is the period over which Elan expects to provide services to the licencee. It is determined by the provisions, facts and circumstances, such as the research and development period, of the relevant contract. Additionally, under Irish GAAP, revenue from the sale of product rights and related inventory is recognised when earned and non-refundable. The same accounting is generally applicable under U.S. GAAP. In certain circumstances, however, when Elan has continuing involvement with the product, deferral and amortisation of such revenue may be appropriate.

For additional information on the significant differences between Irish and U.S. GAAP, please refer to Note 33 to the Consolidated Financial Statements.

Results of Operations for the Years Ended 31 December 2003, 2002 and 2001

	Year Ended 31 December

	2003 $m Before Exceptional Items	2003 $m Exceptional Items	2003 $m Total	2002 $m Before Exceptional Items	2002 $m Exceptional Items	2002 $m Total	2001 $m Before Exceptional Items	2001 $m Exceptional Items	2001 $m Total

Revenue—continuing operations	445.3	—	445.3	550.1	172.5	722.6	1,057.5	233.4	1,290.9
Revenue—discontinued	316.8	—	316.8	610.4	—	610.4	455.4	(5.6)	449.8

Total revenue	762.1	—	762.1	1,160.5	172.5	1,333.0	1,512.9	227.8	1,740.7
Cost of sales	342.6	6.9	349.5	417.0	66.1	483.1	364.0	22.8	386.8

Gross profit/(loss)	419.5	(6.9)	412.6	743.5	106.4	849.9	1,148.9	205.0	1,353.9
Selling, general and administrative expenses	470.3	546.0	1,016.3	835.4	1,788.0	2,623.4	697.5	1,084.2	1,781.7
Research and development expenses	307.6	23.8	331.4	402.6	114.7	517.3	323.3	78.6	401.9

Operating (loss)/profit—continuing operations	(383.1)	(432.9)	(816.0)	(486.1)	(1,369.9)	(1,856.0)	131.6	(635.5)	(503.9)
Operating (loss)—acquisitions	—	—	—	—	—	—	(3.3)	—	(3.3)
Operating profit/(loss)—discontinued	24.7	(143.8)	(119.1)	(8.4)	(426.4)	(434.8)	(0.2)	(322.3)	(322.5)

Operating (loss)/profit	(358.4)	(576.7)	(935.1)	(494.5)	(1,796.3)	(2,290.8)	128.1	(957.8)	(829.7)
Share of (losses)/profits of associates	(8.1)	—	(8.1)	6.0	—	6.0	10.3	—	10.3
Loss on sale of securities/guarantee	—	—	—	—	(217.0)	(217.0)	—	—	—
Gain on disposal of businesses	—	293.3	293.3	—	77.9	77.9	—	—	—

(Loss)/profit on ordinary activities before interest and tax	(366.5)	(283.4)	(649.9)	(488.5)	(1,935.4)	(2,423.9)	138.4	(957.8)	(819.4)
Net interest and other expense	(153.8)	(33.7)	(187.5)	(156.7)	(1,014.0)	(1,170.7)	(76.3)	25.9	(50.4)

(Loss)/profit on ordinary activities before tax	(520.3)	(317.1)	(837.4)	(645.2)	(2,949.4)	(3,594.6)	62.1	(931.9)	(869.8)
Tax on (loss)/profit on ordinary activities	22.0	—	22.0	(19.8)	—	(19.8)	(17.4)	—	(17.4)

(Loss)/profit on ordinary activities after tax	(498.3)	(317.1)	(815.4)	(665.0)	(2,949.4)	(3,614.4)	44.7	(931.9)	(887.2)
Minority interest	—	—	—	(0.7)	—	(0.7)	—	—	—

Retained (loss)/profit for the year	(498.3)	(317.1)	(815.4)	(665.7)	(2,949.4)	(3,615.1)	44.7	(931.9)	(887.2)

Basic (loss)/earnings per Ordinary Share	$(1.40)	$(0.89)	$(2.29)	$(1.90)	$(8.44)	$(10.34)	$0.13	$(2.77)	$(2.64)
Diluted (loss)/earnings per Ordinary Share	$(1.40)	$(0.89)	$(2.29)	$(1.90)	$(8.44)	$(10.34)	$0.12	$(2.77)	$(2.64)
Weighted average number of Ordinary Shares outstanding (millions)	356.0	356.0	356.0	349.7	349.7	349.7	336.0	336.0	336.0

A reconciliation between Elan’s Irish GAAP financial results and Elan’s financial results determined in accordance with U.S. GAAP is provided in Note 33 to the Consolidated Financial Statements.

2003 Compared To 2002

Revenue

Total revenue decreased 43% to $762.1 million for 2003 from $1,333.0 million for 2002.

Product Revenue	2003 $m	2002 $m

(A) Revenue from Retained Products(1)
U.S. Promoted Products
Maxipime	109.1	79.2
Azactam	45.1	33.0
Myobloc	14.9	19.6

	169.1	131.8
U.S. Non-Promoted Products
Zanaflex(2)	(5.1)	56.8
Other	10.2	0.7

	5.1	57.5

Contract manufacturing and royalties	112.0	109.3

Total Revenue from Retained Products	286.2	298.6

(B) Revenue from Divested Products(3)
Skelaxin(4)	60.2	145.3
Sonata(4)	48.2	92.5
Abelcet(5)	1.1	64.6
Dermatology	—	47.6
Diagnostics	9.0	70.6
Pain Portfolio(6)	68.0	59.8
Avinza(7)	—	75.6
Actiq/nifedipine(7)	—	79.1
European business	112.4	102.6
Zonegran(8)	80.7	43.1
Frova(8)(9)	37.5	11.2
Other	—	1.3
Product rationalisations(7)	9.3	17.8
Product sales of rationalised products	—	32.0

	426.4	843.1

(C) Co-promotion Fees
Autoimmune Diseases Research & Development Corp. Ltd. (“Autoimmune”)	—	38.8
Pharma Marketing	—	24.0

	—	62.8

Total Product Revenue	712.6	1,204.5

	2003 $m	2002 $m

Contract Revenue
Licence fees	—	7.1
Pharma Marketing / Autoimmune	—	37.2
Research revenue and milestones	49.5	84.2

Total Contract Revenue	49.5	128.5

Total Revenue	762.1	1,333.0

(1)	Products described as “Retained Products” include products or businesses not divested and not subject to divestment agreements.
(2)	While Zanaflex was promoted during 2001 and part of 2002, it is shown here under “U.S. Non-promoted Products” as promotion ceased following the launch of generics during 2002.
(3)	Products described as “Divested Products” include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.
(4)	Sold to King in June 2003.
(5)	Sold to Enzon in November 2002.
(6)	Sold to aaiPharma in December 2003.
(7)	Exceptional product revenue in 2002.
(8)	On 30 March 2004, Elan announced an agreement to divest this product. This divestment is expected to close before the end of the second quarter of 2004.
(9)	Launched in the United States in May 2002.

FINANCIAL REVIEW

Product Revenue

Total product revenue decreased by 41% to $712.6 million for 2003 from $1,204.5 million for 2002.

(A) Revenue from Retained Products

Revenue from retained products was $286.2 million for 2003 compared with $298.6 million for 2002. Combined revenue from Maxipime and Azactam was $154.2 million for 2003 compared to $112.2 million for 2002, an increase of 37%. This increase was due to stronger demand in 2003 and the negative impact on the sales of these products in 2002 due to a change in Elan’s discounting strategy and short-term supply issues resulting from third party manufacturing constraints. Myobloc product revenue decreased 24% for 2003 to $14.9 million from $19.6 million for 2002. Generic competitor products to Zanaflex were launched in the United States during 2002. Product returns of Zanaflex during 2003 exceeded the Company’s best estimate of returns at 31 December 2002, resulting in net negative revenues of $(5.1) million for 2003 compared to revenues of $56.8 million for 2002.

(B) Revenue from Divested Products

On 30 January 2003, Elan announced that it had agreed to sell its primary care franchise, principally consisting of its U.S. and Puerto Rican rights to Skelaxin and Sonata, related inventory and related rights to enhanced formulations of these products, to King. On 17 March 2003, Elan commenced a lawsuit against King to compel King to complete its purchase of the primary care franchise. On 19 May 2003, Elan and King agreed to proceed with the transaction on amended terms and on 12 June 2003 the transaction was completed. Effective upon the closing of the transaction, all claims under the pending litigation were released and Elan and King dismissed the litigation with prejudice. During 2003, product revenue from Skelaxin and Sonata was $108.4 million (2002: $237.8 million).

During 2002, Elan divested its dermatology and Athena Diagnostics Inc. (“Athena Diagnostics”) businesses and its U.S., Canadian and any Japanese rights to Abelcet. On 29 April 2003, Elan completed the sale of Elan Diagnostics. These businesses contributed $10.1 million to product revenue for 2003, representing revenues before they were divested (2002: $182.8 million).

On 2 December 2003, Elan announced the completion of the sale of the Pain Portfolio to aaiPharma. Revenue from the Pain Portfolio was $68.0 million for 2003 compared to $59.8 million for 2002.

On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand regarding Avinza. Elan received a cash payment of $100.0 million from Ligand in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan will continue to manufacture the product in its Gainesville facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $75.6 million on the closing of this transaction.

On 3 October 2002, Elan announced that it sold its rights to Actiq in twelve territories, principally in Europe, to Anesta Corp. (“Anesta”). At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $40.3 million on the closing of this transaction.

On 23 August 2002, Elan announced a licensing agreement with Watson for exclusive marketing rights to the 30 mg and 60 mg dosage strengths of Elan’s extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan will continue to manufacture the products in its Athlone facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $38.8 million on the closing of this transaction.

On 12 February 2004, Elan announced the sale of its European sales and marketing business to Medeus. Separately, Elan completed the sale of certain rights to two products in the U.K. and Ireland for approximately $10 million during the first quarter of 2004. During 2003, revenue from the European business was $112.4 million (2002: $102.6 million).

On 30 March 2004, Elan announced that it had agreed to sell its interests in North America and Europe for Zonegran to Eisai. The transaction is expected to close before the end of the second quarter of 2004. Zonegran revenue was $80.7 million for 2003 compared to $43.1 million for 2002, an increase of 87%. This increase was as a result of Elan’s promotional efforts as well as the increased interest in the product following the approval of the 25 mg and 50 mg strengths in late 2003.

On 30 March 2004, Elan announced that it had agreed to sell its commercialisation rights in North America for Frova to Vernalis. The transaction is expected to close before the end of the second quarter of 2004. Frova, which was launched in the United States in May 2002 under a co-promotion agreement between Elan and UCB, generated revenue of $37.5 million for 2003 compared to $11.2 million for 2002.

Product rationalisation revenue, which represents ongoing royalties from products divested during 2002 and 2001 under the 2001 product rationalisation programme, was $9.3 million for 2003 compared to $17.8 million for 2002.

Product sales of rationalised products, which represents revenue prior to rationalisation, was $32.0 million for 2002. As the product rationalisation programme initiated in 2001 was completed in 2002, Elan did not record any product sales of rationalised products in 2003.

(C) Co-promotion Fees

Product revenue from product co-promotion and marketing activities, which resulted from Elan’s risk-sharing arrangements with Pharma Marketing and Autoimmune, was $Nil for 2003 compared to $62.8 million for 2002. Elan will not receive any future revenue from either Pharma Marketing or Autoimmune.

Contract Revenue

Contract revenue decreased by 61% to $49.5 million for 2003 from $128.5 million for 2002, primarily as no revenue was received from either Pharma Marketing or Autoimmune compared to $37.2 million for 2002, and reduced research revenue and milestones. Elan will not receive any future revenue from either Pharma Marketing or Autoimmune. Research revenue and milestones amounted to $49.5 million in 2003 compared to $84.2 million in 2002, reflecting a lower level of activity in 2003 coupled with the timing of the receipt of milestone payments.

Major Customers

Cardinal Health, Inc. (“Cardinal Health”), Amerisource Bergen Corporation (“Amerisource Bergen”) and McKesson Corporation (“McKesson”), all of which are drug wholesalers, accounted for approximately 20%, 16% and 16%, respectively, of Elan’s total revenue for 2003. Cardinal Health, Amerisource Bergen and McKesson accounted for approximately 13%, 13% and 12%, respectively, of Elan’s total revenue for 2002. No other customer accounted for more than 10% of total revenue for 2003 or 2002.

Cost of Sales

Cost of sales, after exceptional items, decreased by 28% to $349.5 million for 2003 from $483.1 million for 2002. The decrease was 18% before exceptional items of $6.9 million for 2003 and $66.1 million for 2002. Gross margin on total revenue, before exceptional items, was 55% for 2003 compared to 64% for 2002. Gross margin on total revenue, after exceptional items, was 54% for 2003 compared to 64% for 2002. Gross margin on product revenue, before exceptional items, decreased to 52% for 2003 from 60% for 2002. Gross margin on product revenue, after exceptional items, decreased to 51% in 2003 from 60% in 2002. The reduction in gross margin on product revenue reflects changes in the mix of product revenue, including the divestment of a number of products and businesses under the recovery plan and decreased revenues from risk-sharing arrangements, under-utilisation of capacity at Elan’s manufacturing facility in Athlone and the payment of royalties to Pharma Marketing. The reduction in gross margin on total revenue reflects changes in the mix of revenue, in particular the decrease in revenue from risk-sharing arrangements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, after exceptional items, decreased by 61% to $1,016.3 million for 2003 from $2,623.4 million for 2002. The decrease was 44% before exceptional items of $546.0 million for 2003 and $1,788.0 million for 2002, reflecting the implementation of the recovery plan and related cost reduction initiatives.

Research and Development Expenses

Research and development expenses, after exceptional items, decreased by 36% to $331.4 million for 2003 from $517.3 million for 2002. The decrease was 24% before exceptional items of $23.8 million for 2003 and $114.7 million for 2002, principally reflecting a refocus of research and development efforts, including increased spending on key programmes including Antegren, Prialt and the Alzheimer’s programmes. For additional information on our research and development programmes, please refer to pages 5 to 11.

Exceptional Items

Exceptional items are those items that in management’s judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

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The principal items classified as exceptional items include exceptional revenues recorded on the disposal of products and gains or losses recorded on the disposal of businesses, tangible and intangible assets impairments, purchase of royalty rights, severance and relocation costs, losses from litigation or regulatory actions including shareholders litigation and SEC investigation, and investment gains, losses and impairments (including those related to investments in business ventures and business venture parents). These items have been treated consistently from period to period. Management believes that disclosure of exceptional items is meaningful because it provides additional information in relation to these material items.

2003

In 2003, Elan incurred net exceptional charges of $317.1 million. The exceptional items for 2003 mainly relate to the implementation of Elan’s recovery plan and investment impairments. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas. These are neurology, autoimmune diseases and severe pain. A key element of the recovery plan was the divestment of businesses and products.

The exceptional charges and revenue in 2003 mainly relate to the:

•	Sale of businesses. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts;
•	Discontinuance of businesses;
•	Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan’s activities, a reduction in employee numbers and related write-downs in the carrying value of assets;
•	Simplification of Elan’s business such as the termination of the Pharma Marketing risk-sharing arrangement; and
•	Termination, restructuring or cessation of activity in all of Elan’s business ventures.

These exceptional costs have been included under the statutory format headings to which they relate analysed as follows:

	Cost of Sales (A) $m	Selling, General and Administrative (B) $m	Research and Development (C) $m	Other Ordinary Activities (D) $m	Net Interest (E) $m	Total $m

Acquired intellectual property (“acquired IP”) and goodwill impairment:
Europe	—	108.2	—	—	—	108.2
Dura Pharmaceuticals Inc (“Dura”)	—	16.2	—	—	—	16.2
Nanosystems LLC (“Nanosystems”)	—	11.7	—	—	—	11.7

Total acquired IP and goodwill impairment	—	136.1	—	—	—	136.1

Product impairments:
Myobloc	—	37.1	—	—	—	37.1
All others	—	9.2	7.1	—	—	16.3

Total product impairments	—	46.3	7.1	—	—	53.4

Purchase of Pharma Operating royalty rights	—	297.6	—	—	—	297.6
Severance/relocation costs	4.1	25.1	8.2	—	—	37.4
Tangible fixed asset write-downs	3.4	9.3	1.7	—	—	14.4
Gain on disposal of businesses	—	—	—	(293.3)	—	(293.3)
Waiver fee to EPIL II/III noteholders	—	—	—	—	16.8	16.8
Investment impairments	—	—	—	—	120.4	120.4
Net gain on financial assets	—	—	—	—	(106.3)	(106.3)
Profit on repurchase of LYONs	—	—	—	—	(1.6)	(1.6)
Other	(0.6)	31.6	6.8	—	4.4	42.2

Net exceptional charges	6.9	546.0	23.8	(293.3)	33.7	317.1

(A)   Cost of Sales

Exceptional cost of sales include $3.4 million on the impairment of certain manufacturing fixed assets, severance/relocation costs of $4.1 million and other exceptional cost of sales of $(0.6) million.

(B)   Selling, General and Administrative

Exceptional selling, general and administrative expenses were $546.0 million. $182.4 million of the exceptional expenses relate to impairment charges arising on write-downs of intangible assets. $297.6 million relates to the purchase of royalty rights from Pharma Operating. For additional information on the purchase of royalty rights from Pharma Operating, please refer to pages 56 to 57. Other exceptional selling, general and administrative expenses were $66.0 million. These include tangible fixed asset write-downs of $9.3 million, severence/relocation costs of $25.1 million and similar costs arising from the restructuring of the Group as part of the recovery plan. They also include legal costs related to the SEC investigation, shareholder litigation and litigation provisions.

In February 2004, Elan completed the sale of its European sales and marketing business to Medeus. As a result, the related intangibles were written down to their net realisable value at 31 December 2003. This resulted in an impairment to goodwill of $108.2 million. The other goodwill impairment charge of $16.2 million related to Dura. Impairment charges to acquired IP arising from the acquisition of Nanosystems was $11.7 million. Impairment charges to patents and licences arising on write-downs of the product intangibles for Myobloc amounted to $37.1 million. Other impairments to patents and licences totalled $9.2 million. Each of these impairments arose due to changed expectations for the related products.

(C)   Research and Development

Exceptional research and development expenses were $23.8 million. These mainly relate to product impairments of $7.1 million, severance/relocation costs of $8.2 million and similar costs arising from the restructuring of the Group as part of the recovery plan.

(D)   Other Ordinary Activities

Elan recognised a gain of $293.3 million on the sale of certain businesses as part of the Group’s recovery plan. In June 2003, Elan completed the sale of its primary care franchise, comprising of Skelaxin and Sonata, to King. On completion, Elan received a net cash payment of $510.9 million from King, representing the total consideration, before agreed price adjustments and expenses. The gain amounted to $284.8 million. In July 2003, Elan sold a transdermal technology business to Nitto Americas for a cash consideration of $45.0 million before expenses. The loss amounted to $30.3 million. In December 2003, Elan completed the sale of the Pain Portfolio business to aaiPharma. The total consideration was $101.8 million, comprising a cash payment to Elan of $50.4 million and the assumption, by aaiPharma, of $51.4 million of Elan’s product payment obligations to Roxane. Elan recorded a net gain of $40.2 million on the transaction. Other businesses divested by Elan in 2003 were its operations in the Philippines and Taiwan, a Spanish primary care business, a U.K. drug delivery business and an Italian manufacturing business. The total net loss on these divestments amounted to $1.4 million.

(E)   Net Interest

Exceptional net interest and other expense amounted to $33.7 million.

This includes a net gain of $1.6 million on the repurchase of $1,323.4 million in principal amount at maturity of LYONs. These LYONs, having an accreted value of $810.5 million at the date of purchase, were purchased at an aggregate cost of $803.4 million, resulting in the net gain of $1.6 million after related costs. For further information regarding the LYONs, please refer to Note 15 to the Consolidated Financial Statements.

During 2003 the Company recognised a $120.4 million charge in relation to investment impairments arising from Elan’s investment portfolio, primarily relating to investments in business ventures and business venture parents of $4.0 million and $106.0 million, respectively.

During 2003 the Company recognised a net gain on financial assets of $106.3 million, primarily reflecting gains of $72.3 million on the disposal of Elan’s investment in Ligand.

On 10 November 2003, Elan announced that it had successfully completed a private offering of $460.0 million in aggregate principal amount of 6.5% Convertible Notes. In connection with this offering a waiver fee of $16.8 million was paid to the holders of the EPIL II Notes and EPIL III Notes.

FINANCIAL REVIEW

2002

In 2002, Elan incurred net exceptional charges of $2,949.4 million.

The exceptional items for 2002 mainly relate to the implementation of Elan’s recovery plan, a significant decline during 2002 in the financial markets for investments in emerging biotechnology, drug delivery and pharmaceutical companies, and the introduction of generic competitors to some of Elan’s products. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas. These are neurology, autoimmune diseases and severe pain. A key element of the recovery plan was the divestment of businesses and products.

The exceptional charges and revenue in 2002 mainly relate to the:

•

Sale of businesses and products. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts. Exceptional revenue arises from the proceeds received on the disposal of products;

•

Discontinuance of businesses or the decision not to exercise an option to acquire a product, such as Elan’s decision not to exercise its option to acquire certain dermatology products from GlaxoSmithKline, plc (“GSK”)

•	Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan’s activities, a reduction in employee numbers and related write-downs in the carrying value of assets;
•	Simplification of Elan’s business such as the termination of the Autoimmune risk-sharing arrangement; and
•	Termination, restructuring or cessation of activity in Elan’s business ventures.

These exceptional revenues and costs have been included under the statutory format headings to which they relate analysed as follows:

	Revenue (A) $m	Cost of Sales (B) $m	Selling, General and Administrative (C) $m	Research and Development (D) $m	Other Ordinary Activities (E) $m	Net Interest (F) $m	Total $m

Product disposals and product rationalisations	(172.5)	—	—	—	—	—	(172.5)
Zanaflex inventory — generic competition	—	43.3	—	—	—	—	43.3
Acquired IP and goodwill impairment:
Dura	—	—	854.9	—	—	—	854.9
Liposome	—	—	111.8	—	—	—	111.8
Sano Corporation (“Sano”)	—	—	89.8	—	—	—	89.8
Quadrant Healthcare, plc (“Quadrant”)	—	—	78.2	—	—	—	78.2
Axogen Limited (“Axogen”)	—	—	28.4	—	—	—	28.4
Others	—	—	19.1	10.6	—	—	29.7

Total acquired IP and goodwill impairment	—	—	1,182.2	10.6	—	—	1,192.8

Product impairments:
Pain Portfolio	—	—	86.3	—	—	—	86.3
Myobloc	—	—	77.7	—	—	—	77.7
Naprelan	—	—	35.7	—	—	—	35.7
Myambutol	—	—	32.7	—	—	—	32.7
Dermatology products	—	—	29.8	—	—	—	29.8
Frova	—	—	29.4	—	—	—	29.4
Delsys	—	—	—	45.7	—	—	45.7
All others	—	8.0	62.9	13.6	—	—	84.5

Total product impairments	—	8.0	354.5	59.3	—	—	421.8

Purchase of Autoimmune royalty rights	—	—	121.0	—	—	—	121.0
Severance/relocation costs	—	8.4	23.2	19.7	—	—	51.3
Litigation provisions	—	—	19.0	—	—	—	19.0
Tangible fixed asset write-downs	—	5.7	28.3	11.6	—	—	45.6
Gain on disposal of businesses	—	—	—	—	(77.9)	—	(77.9)
Loss on sale of securities/guarantee	—	—	—	—	217.0	—	217.0
Investment impairments	—	—	—	—	—	1,045.9	1,045.9
Net loss on financial assets	—	—	—	—	—	10.0	10.0
Profit on redemption of LYONs	—	—	—	—	—	(37.7)	(37.7)
Other	—	0.7	59.8	13.5	—	(4.2)	69.8

Net exceptional charges	(172.5)	66.1	1,788.0	114.7	139.1	1,014.0	2,949.4

(A)   Revenue

Exceptional product revenue of $172.5 million for 2002 includes $154.7 million from product disposals arising from Elan’s recovery plan, as well as $17.8 million relating to product rationalisations. For additional information on product rationalisations, please refer to pages 50 to 53.

On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand regarding Avinza. Elan received a cash payment of $100.0 million from Ligand, in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan will continue to manufacture the product in its Gainesville facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $75.6 million on the closing of this transaction.

On 3 October 2002, Elan announced that it sold its rights to Actiq in twelve territories, principally in Europe, to Anesta. At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $40.3 million on the closing of this transaction.

On 23 August 2002, Elan announced a licensing agreement with Watson for exclusive marketing rights to the 30 mg and 60 mg dosage strengths of Elan’s extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan will

FINANCIAL REVIEW

continue to manufacture the products in its Athlone facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $38.8 million on the closing of this transaction.

(B)   Cost of Sales

Exceptional cost of sales were $66.1 million in 2002, including a charge of $43.3 million related to the write-off of Zanaflex inventories due to the impact of generic competition during 2002. Other exceptional cost of sales includes $8.0 million on the write down of the intangible asset for Mysoline, following generic competition for this product, severance/relocation costs of $8.4 million, $5.7 million on the impairment of tangible fixed assets and other exceptional cost of sales of $0.7 million.

(C)   Selling, General and Administrative

Exceptional selling, general and administrative expenses were $1,788.0 million. $1,536.7 million of the exceptional expenses relate to impairment charges arising on write-downs of intangible assets. Other exceptional selling, general and administrative expenses were $251.3 million. These include the purchase of royalty rights from Autoimmune, fixed asset write-downs and similar costs arising from the restructuring of the Group as part of the recovery plan. They also include legal costs related to the SEC investigation, shareholder litigation and litigation provisions.

Impairment charges to goodwill relating to the acquisitions of Dura, Liposome, Quadrant and Sano were $854.9 million, $111.8 million, $78.2 million and $2.4 million, respectively. Impairment charges to acquired IP arising from the acquisitions of Sano and Axogen Limited (“Axogen”) were $87.4 million and $28.4 million, respectively. Other impairments to goodwill totalled $19.1 million. Impairment charges to patents and licences arising on write-downs of the product intangibles for the Pain Portfolio, Myobloc, Naprelan, Myambutol, dermatology products and Frova were $86.3 million, $77.7 million, $35.7 million, $32.7 million, $29.8 million and $29.4 million, respectively. Other impairments to patents and licences totalled $62.9 million.

Dura

Elan acquired Dura in November 2000 for $1,590.7 million. Dura was a specialty pharmaceutical company engaged in the marketing and sale of prescription products for the treatment of infectious diseases and respiratory conditions. The Dura acquisition added over 500 hospital and primary care sales representatives to Elan’s sales and marketing infrastructure and broadened Elan’s portfolio of marketed products. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, Elan wrote down goodwill relating to the acquisition of Dura by $854.9 million. Elan acquired Dura in order to significantly expand its sales and marketing infrastructure. Elan’s recovery plan aimed to create a research and development based biopharmaceutical company focused in neurology, autoimmune diseases and severe pain. Therefore, Elan decided to significantly reduce its sales and marketing infrastructure. For example, during 2002, Elan decided to dispose of its primary care franchise and related infrastructure. As a result of such reductions in Elan’s sales and marketing capability, the carrying value of the Dura goodwill was impaired.

Liposome

Elan acquired Liposome in May 2000 for $731.8 million, which included a milestone payment of $54.0 million paid on the receipt of marketing and pricing approval for Myocet in certain countries of the EU. Liposome was a biotechnology company engaged in the development, manufacturing and marketing of therapeutic products to treat cancer and related diseases. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, under its recovery plan, Elan disposed of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, and allocated $119.0 million of goodwill to the sale of the Abelcet business based on the estimated relative fair value of the Abelcet rights disposed. In 2002, Elan wrote down the remaining goodwill arising from the acquisition of Liposome by $111.8 million, as under its recovery plan Elan decided to close its oncology research and development business. The residual value for goodwill of $86.8 million was supported by European rights to Abelcet and Myocet.

Sano

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2002, Elan wrote down acquired IP and goodwill arising from the acquisition of Sano by $87.4 million and $2.4 million, respectively, as under its recovery plan Elan decided to dispose of its transdermal business. This business was sold to Nitto Americas in July 2003.

Quadrant

Elan acquired Quadrant in December 2000 for $86.0 million. Quadrant was a drug delivery company with proprietary formulation technology applicable to pulmonary, oral and parenteral routes of administration. The purchase price was primarily allocated to goodwill. In 2002, Elan wrote down goodwill arising from the acquisition of Quadrant by $78.2 million to $Nil, as under its recovery plan Elan decided to dispose of or close the Quadrant business. This business was sold to a company managed by former employees of the business in July 2003.

Axogen

Elan acquired Axogen in December 1999 for $268.4 million. The purchase price was primarily allocated to patents and licences and acquired IP. In 2002, Elan wrote down acquired IP relating to Myobloc, arising from the acquisition of Axogen, by $28.4 million. Elan also wrote down $77.7 million in respect of other Myobloc intangible assets. The carrying value of Myobloc was written down due to lower than expected revenue from this product for 2002 and changed expectations for this product.

Other products

The intangible asset for the Pain Portfolio was written down due to supply difficulties since its acquisition in 2001, leading to diminished selling support from Elan as well as changed commercial expectations related to generic competition. Naprelan and Myambutol have been written down due to the impact of generic competition on these products in 2002 and reduced projected revenue and profitability from these products. Frova was written down to reflect reduced projected revenue and profitability from this product. In June 2002, Elan elected not to exercise its purchase option to acquire certain dermatology products from GSK. This resulted in rights to all products reverting to GSK at the end of 2002. As a result of this decision, Elan wrote down the related product intangible by $29.8 million to $Nil.

Autoimmune

In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan’s investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administration expense arising from the acquisition of Autoimmune.

Litigation

Elan recorded a provision during 2002 of $19.0 million relating to litigation with Schwarz Pharma, Inc. (“Schwarz”), Allergan, Inc. and Allergan Sales, LLC (collectively, “Allergan”) and shareholder derivative actions. For additional information on these litigations, please refer to Note 25 to the Consolidated Financial Statements.

(D)   Research and Development

Exceptional research and development expenses were $114.7 million. These mainly relate to product and goodwill impairments of $59.3 million and $10.6 million, respectively, together with fixed asset write-downs of $11.6 million and severance/relocation costs.

In September 2001, Elan acquired Delsys, for $50.0 million. Delsys was formed in 1995 and was engaged in developing novel manufacturing technology. During 2002, Elan recorded an impairment charge for the intangible assets relating to Delsys of $45.7 million, as under its recovery plan, Elan decided to close Delsys.

(E)   Other Ordinary Activities

Elan recognised a gain of $77.9 million on the disposal of Athena Diagnostics and the Abelcet business. In November 2002, Elan completed the sale of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, to Enzon. Elan received a net cash payment of $360.0 million from Enzon, representing the total consideration, after agreed price adjustments. The gain amounted to $12.7 million. In December 2002, Elan together with the other stockholders of Elan’s subsidiary, Athena Diagnostics, completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman Capital and certain of its affiliated investment funds (“Behrman”). Elan realised net cash proceeds of $81.8 million and a net gain of $65.2 million.

In its 2002 Annual Report and Form 20-F, Elan restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III had been historically accounted

FINANCIAL REVIEW

for by Elan as a qualifying special purpose entity and was not, therefore, consolidated. In addition, in its 2002 Annual Report and Form 20-F, Elan adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay Holdings Ltd. (“Shelly Bay”), an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. Under Irish GAAP, EPIL III had been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5, “Reporting the Substance of Transactions” (“FRS 5”). Therefore, the 2001 restatement did not affect Elan’s Irish GAAP financial information, including the Irish GAAP financial information contained in this Annual Report and Form 20-F. For additional information regarding the restatement and the adjustments, please refer to Note 33 to the Consolidated Financial Statements.

In March 2001, Elan transferred a portfolio of equity and debt securities to EPIL III, a wholly owned subsidiary of Elan. EPIL III issued $160.0 million in aggregate principal amount of Series A Guaranteed Notes, $190.0 million in aggregate principal amount of Series B Guaranteed Notes and $200.0 million in aggregate principal amount of Series C Guaranteed Notes. The Series A Guaranteed Notes matured on 29 June 2002. To fund the repayment of the notes, on 29 June 2002 EPIL III transferred certain financial assets, consisting of certain of the securities included in the portfolio transferred to EPIL III, to Shelly Bay and Shelly Bay made a $148.0 million cash payment to EPIL III. EPIL III used the proceeds from the payment by Shelly Bay, together with existing cash of $12.0 million, to repay the Series A Guaranteed Notes. The assets transferred by EPIL III to Shelly Bay had a carrying value under Irish GAAP of $223.4 million.

The documents that established EPIL III required that EPIL III dispose of financial assets in order to repay the Series A Guaranteed Notes at maturity. The documents also mandated the order in which the assets were to be sold prior to the maturity date for the Series A Guaranteed Notes. However, due to a number of factors, including the inability of Elan and EPIL III to locate the list mandating the order of disposal of the financial assets, the disposal process was commenced and completed over the one-week period ending on 29 June 2002. Although Elan, as servicing agent for EPIL III, contacted a number of third parties regarding their potential interest in purchasing financial assets from EPIL III, each of those parties indicated that they would not be able to complete a due diligence analysis of the issuers of the financial assets to be sold, or to receive all necessary internal approvals to complete the purchase, on a timely basis.

Therefore, in an effort to enable EPIL III to dispose of the financial assets, Elan determined that it would be necessary to provide non-recourse credit support to third parties who would agree to purchase financial assets from EPIL III. Credit support was offered to a number of potential purchasers of the financial assets. However, ultimately, only Shelly Bay possessed the ability to complete the transaction on a timely basis.

Elan established Shelly Bay specifically for the purpose of acquiring financial assets from EPIL III. All of the capital stock of Shelly Bay was issued to its sole shareholder. Elan did not own any capital stock of Shelly Bay and did not have a representative on Shelly Bay’s board of directors. In addition, the sole shareholder of Shelly Bay had no previous contact with Elan. However, as further described below, Elan possessed all of the financial risk of the Shelly Bay transaction. Similar to all other potential purchasers contacted by Elan, the sole shareholder of Shelly Bay was unwilling to invest capital to acquire the financial assets until a due diligence analysis of the issuers of the financial assets had been completed. Therefore, the sole shareholder of Shelly Bay made no substantive capital investment in Shelly Bay and, although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

Elan believed that any failure by EPIL III to dispose of financial assets prior to 29 June 2002 could potentially adversely impact the non-consolidated accounting status of EPIL III under U.S. GAAP and could result in defaults under Elan’s debt instruments.

Under the terms of the transaction, Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002 and made a cash payment to EPIL III of $148.0 million. Shelly Bay financed the entire purchase price of the financial assets, together with the funds necessary to pay interest and other costs on the loan to its maturity date, through borrowings under a $153.0 million non-recourse bank loan facility maturing on 30 September 2002. Elan provided a full and unconditional guarantee to the bank to support Shelly Bay’s obligation to repay the loan and provided $153.0 million in cash collateral to the bank to secure Elan’s obligations under its guarantee. Upon the closing of the transaction, Elan paid to Shelly Bay approximately $1 million to reimburse Shelly Bay for the expenses expected to be incurred by it in connection with the transaction. In addition, Elan irrevocably waived all rights of recourse against Shelly Bay in the event that it failed to repay the bank loan at maturity.

The cash payment made by Shelly Bay in connection with its acquisition of the financial assets was based upon a valuation conducted by Elan. The valuation utilised customary, widely-accepted valuation methodologies and required that Elan make certain judgements and assumptions regarding the financial assets. Elan did not receive any independent verification of the valuation at the time of the transaction. In addition, EPIL III did not receive any bids for the financial assets to be disposed of.

Upon the closing of the transaction, Shelly Bay’s assets consisted solely of the financial assets purchased from EPIL III. Under the terms of the transaction, Shelly Bay was required to complete a due diligence analysis of the issuers of the securities prior to 15 September 2002. Shelly Bay had the right to either elect, on or prior to 15 September 2002, to retain the financial assets on a long-term basis or to dispose of the financial assets prior to 30 September 2002.

In the event that Shelly Bay elected to retain the financial assets, it was required, within 15 days of the election, to obtain alternative financing in an amount equal to the value, as of 29 June 2002, of the assets being retained, as determined by an independent appraiser engaged by Shelly Bay. The net cash proceeds received by Shelly Bay from any alternative financing were required to be applied to repay amounts outstanding under Shelly Bay’s bank loan.

In the event that Shelly Bay elected to dispose of the financial assets prior to 30 September 2002, Shelly Bay was required to apply the net proceeds from the dispositions to repay amounts outstanding under its bank loan. The transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed or the price obtained for the disposition.

Given the non-recourse nature of the Shelly Bay bank loan, Elan possessed all of the financial risk of the transaction under its guarantee of the bank loan, and the cash collateral provided by Elan to secure the guarantee, in the event of any shortfall in the aggregate proceeds received by Shelly Bay from the refinancing or disposition of the financial assets. Although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

As required by the terms of the transaction, Shelly Bay engaged an independent appraiser to value the financial assets as of 29 June 2002. The appraisal, which was prepared in early September 2002, valued the financial assets at $8.2 million.

Shelly Bay did not elect, under the terms of the transaction, to retain any of the financial assets and obtain alternative financing in an amount equal to the independent appraiser’s valuation. Rather, by 30 September 2002, Shelly Bay had disposed of all of the financial assets for aggregate net proceeds of $9.3 million. A number of the financial assets were disposed of, for net proceeds of $1.8 million, to an affiliate of Shelly Bay. The remainder of the financial assets were sold to third parties and in open market transactions. As described above, the transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold, including to an affiliate of Shelly Bay. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed or the price obtained for the disposition.

As a result of the disposition of the financial assets by Shelly Bay for aggregate net proceeds of $9.3 million, on 30 September 2002, Elan made a cash payment of $141.6 million to satisfy its obligation under its guarantee. Under the terms of the transaction agreements, Elan has no further obligation under the guarantee and has no recourse to Shelly Bay or to its sole shareholder arising from Elan’s payment under the guarantee. The loss on the sale of the securities was $217.0 million under Irish GAAP including the $141.6 million under the guarantee.

(F) Net Interest

Exceptional net interest and other expenses were $1,014.0 million.

This includes a charge of $1,045.9 million relating to investments in Elan’s investment portfolio, including the investments held by EPIL II and EPIL III. The financial markets for emerging biotechnology, drug delivery and pharmaceutical companies declined significantly during 2002. The investment impairment charge mainly reflects this significant decline in the financial markets and also the impact of weak financial markets on the ability of emerging biotechnology, drug delivery and pharmaceutical companies to raise finance. The charge also includes impairments relating to investments in business ventures and business venture parents. The investment impairments comprise $215.4 million, $575.4 million and $255.1 million in relation to quoted investments, unquoted investments and loans, and securitised investments, respectively. In addition, during 2003 the Company recognised a net loss on financial assets of $10.0 million.

Offsetting these charges was a net gain of $37.7 million on the repurchase of $318.6 million in principal amount at maturity of LYONs. These LYONs, having an accreted value of $190.1 million at the date of purchase, were purchased at an aggregate cost of $149.8 million, resulting in the net gain of $37.7 million after related costs. For further information regarding the LYONs, please refer to Note 15 to the Consolidated Financial Statements.

FINANCIAL REVIEW

Net Interest and Other Expenses

Net interest and other expense was $187.5 million for 2003 compared to $1,170.7 million for 2002.

Interest payable and similar charges decreased by 74% to $331.7 million for 2003 from $1,297.1 million for 2002, primarily reflecting investment related charges of $120.4 million and debt interest charges of $124.1 million in 2003 compared with $1,045.9 million and $128.5 million, respectively, in 2002. The investment related charges are specific to individual investments, and were impacted adversely by the significant decline in biotechnology markets during 2002. Interest payable for 2003 includes $4.1 million (2002: $Nil) on the 6.5% Convertible Notes, issued by Elan Capital Corp. Ltd (“ECC”), an indirect wholly owned subsidiary of Elan, in November 2003; $47.1 million (2002: $47.1 million) on the 7.25% senior notes due 2008 (the “7.25% Senior Notes”), issued by Athena Neurosciences Finance, LLC, (“Athena Finance”), an indirect wholly owned subsidiary of Elan, in February 2001; $29.9 million (2002: $37.2 million) on the EPIL III Notes issued in March 2001; and $43.0 million (2002: $43.0 million) on the EPIL II Notes issued in June 2000. Elan expensed the subsequent funding it provides directly to business ventures. This is expensed within the interest and other expense line. Elan expensed $3.0 million and $23.9 million for this subsequent funding in 2003 and 2002, respectively.

Income from financial assets increased by 14% to $144.2 million for 2003 from $126.4 million for 2002. Interest and other income decreased to $32.1 million for 2003 from $86.3 million in 2002, reflecting lower cash balances and reduced investment income during 2003. Net gains on financial assets amounted to $106.3 million in 2003 primarily reflecting gains of $72.3 million on the disposal of Elan’s investment in Ligand. Income from financial assets for 2003 also included a gain of $1.6 million (2002: $37.7 million) on the repurchase of LYONs. Foreign exchange gains amounted to $4.2 million in 2003 and $2.4 million in 2002.

For additional information regarding net interest and other expense, please refer to Note 4 to the Consolidated Financial Statements.

For additional information regarding indebtedness, please refer to Note 15 to the Consolidated Financial Statements and to “Debt Facilities” in this Financial Review.

Taxation

Tax on profit on ordinary activities decreased to a tax credit of $22.0 million for 2003 from a tax charge of $19.8 million for 2002. The tax credit for 2003 includes the utilisation of prior stock option tax deductions of $26.7 million offset in part by tax charges of $4.7 million. The tax charges reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents, which is exempt from tax, foreign withholding tax and the availability of tax losses. Elan’s Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption.

For additional information regarding taxation, please refer to Note 7 to the Consolidated Financial Statements.

Discontinued Operations

Under Irish GAAP, a discontinued operation is classified as an operation of the business which is (i) sold or terminated and the sale or termination has been completed during the year or within three months following the year end, (ii) the former activities have ceased permanently, (iii) the operation had a material effect on the nature and focus of the business and (iv) its financial results are clearly distinguishable.

In the first quarter of 2004, Elan concluded its recovery plan with the sale of its European sales and marketing infrastructure. The results of this operation together with those of other business divestments and closures made during the recovery plan have been reported separately as discontinued operations for 2003 and for comparative years. Other divestments and closures include the sale of Elan’s diagnostic businesses, the return of the dermatology products to GSK, the Abelcet business, the sale of the primary care franchise to King, the sale of the Pain Portfolio to aaiPharma and the sale or closure of a number of drug delivery businesses including the sale of a transdermal technology business, the closure of Elan’s medipad business and Elan’s research facility in Princeton and the sale of a U.K. drug delivery business.

For additional information on discontinued operations, please refer to Note 6 to the Consolidated Financial Statements.

Retained Loss

Retained loss for the year, after exceptional items, was $815.4 million for 2003 compared to a retained loss of $3,615.1 million for 2002. Before exceptional items, retained loss was $498.3 million for 2003 compared to a retained loss of $665.7 million for 2002. Basic loss per share, after exceptional items, was $2.29 for 2003, compared to $10.34 per share for 2002. Basic loss per share, before exceptional items, was $1.40 for 2003 compared to $1.90 per share for 2002. Diluted loss per share, after exceptional items, was $2.29 for 2003, compared to $10.34 per share for 2002. Diluted loss per share, before exceptional items was $1.40 for 2003 compared to $1.90 per share for 2002.

2002 Compared to 2001

The analysis of revenue has been restated to reflect product divestments in 2003.

Revenue

Total revenue decreased 23% to $1,333.0 million for 2002 from $1,740.7 million for 2001.

Product Revenue	2002 $m	2001 $m

(A) Revenue from Retained Products(1)
U.S. Promoted Products
Maxipime	79.2	86.3
Azactam	33.0	46.4
Myobloc	19.6	11.6

	131.8	144.3
U.S. Non-Promoted Products
Zanaflex(2)	56.8	161.7
Other	0.7	34.7

	57.5	196.4

Contract manufacturing and royalties	109.3	113.4

Total Revenue from Retained Products	298.6	454.1

(B) Revenue from Divested Products(3)
Skelaxin(4)	145.3	117.9
Sonata(4)	92.5	2.3
Abelcet(5)	64.6	72.0
Dermatology	47.6	61.8
Diagnostics	70.6	51.7
Pain Portfolio(6)	59.8	15.4
Avinza(7)	75.6	—
Actiq/nifedipine(7)	79.1	—
European business	102.6	90.9
Zonegran(8)	43.1	37.8
Frova(8)(9)	11.2	—
Other	1.3	12.3
Product rationalisations(7)	17.8	231.4
Product sales of rationalised products	32.0	101.7

	843.1	795.2

(C) Co-promotion Fees
Autoimmune	38.8	15.9
Pharma Marketing	24.0	141.8

	62.8	157.7

Total Product Revenue	1,204.5	1,407.0

Contract Revenue
Licence fees	7.1	173.6
Pharma Marketing / Autoimmune	37.2	58.7
Research revenue and milestones	84.2	101.4

Total Contract Revenue	128.5	333.7

Total Revenue	1,333.0	1,740.7

(1)	Products described as “Retained Products” include products or businesses not divested and not subject to divestment agreements.
(2)	While Zanaflex was promoted during 2001 and part of 2002, it is shown here under “U.S. Non-promoted Products” as promotion ceased following the launch of generics during 2002.

FINANCIAL REVIEW

(3)	Products described as “Divested Products” include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.
(4)	Sold to King in June 2003.
(5)	Sold to Enzon in November 2002.
(6)	Acquired from Roxane in September 2001. Sold to aaiPharma in December 2003.
(7)	Exceptional product revenue.
(8)	On 30 March 2004, Elan announced an agreement to divest this product. This divestment is expected to close before the end of the second quarter of 2004.
(9)	Launched in the United States in May 2002.

Product Revenue

Product revenue decreased by 14% to $1,204.5 million for 2002 from $1,407.0 million for 2001.

(A) Revenue from Retained Products

Revenue from retained products was $298.6 million for 2002 compared with $454.1 million for 2001. Combined revenue from Maxipime and Azactam was $112.2 million for 2002 compared to $132.7 million for 2001, a decrease of 15%. This decrease was due to supply issues during 2002, which have since been resolved, together with a change in Elan’s discounting strategy, which resulted in reduced wholesaler inventories. Myobloc product revenue increased 69% for 2002 to $19.6 million from $11.6 million for 2001 as a result of increased promotion. Generic competitor products to Zanaflex were launched in the United States during 2002. This resulted in a decrease in Zanaflex revenue to $56.8 million for 2002 compared to $161.7 million for 2001.

(B) Revenue from Divested Products

On 30 January 2003, Elan announced that it had agreed to sell its primary care franchise, principally consisting of its U.S. and Puerto Rican rights to Skelaxin and Sonata, related inventory and related rights to enhanced formulations of these products, to King. On 17 March 2003, Elan commenced a lawsuit against King to compel King to complete its purchase of the primary care franchise. On 19 May 2003, Elan and King agreed to proceed with the transaction on amended terms and on 12 June 2003 the transaction was completed. Effective upon the closing of the transaction, all claims under the pending litigation were released and Elan and King dismissed the litigation with prejudice. During 2002, product revenue from Skelaxin and Sonata was $237.8 million (2001: $120.2 million).

During 2002, Elan divested its dermatology and Athena Diagnostics businesses and its U.S., Canadian and any Japanese rights to Abelcet. On 29 April 2003, Elan completed the sale of Elan Diagnostics. These businesses contributed $182.8 million to product revenue for 2002 (2001: $185.5 million), representing revenues before they were divested.

On 2 December 2003, Elan announced the completion of the sale of the Pain Portfolio to aaiPharma. Revenue from the Pain Portfolio was $59.8 million for 2002 compared to $15.4 million for 2001.

On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand regarding Avinza. Elan received a cash payment of $100.0 million from Ligand in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan will continue to manufacture the product in its Gainesville facility. Net of the write-off of the related intangible assets, Elan recorded net revenue of $75.6 million on the closing of this transaction.

On 3 October 2002, Elan announced that it sold its rights to Actiq in twelve territories, principally in Europe, to Anesta. At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Net of the write-off of the related intangible assets, Elan recorded revenue of $40.3 million on the closing of this transaction.

On 23 August 2002, Elan announced a licensing agreement with Watson for exclusive marketing rights to the 30 mg and 60 mg dosage strengths of Elan’s extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan will continue to manufacture the products in its Athlone facility. Net of the write-off of the related intangible assets, Elan recorded revenue of $38.8 million on the closing of this transaction.

On 12 February 2004, Elan announced the sale of its European sales and marketing business to Medeus. Separately, Elan completed the sale of certain rights to two products in the U.K. and Ireland for approximately $10 million during the first quarter of 2004. During 2002, revenue from these European products was $102.6 million (2001: $90.9 million).

On 30 March 2004, Elan announced that it had agreed to sell its interests in North America and Europe for Zonegran to Eisai. The transaction is expected to close before the end of the second quarter of 2004. Zonogran revenue was $43.1 million for 2002 compared to $37.8 million for 2001, an increase of 14%. The percentage increase in prescription demand for this product in 2002 over 2001 was higher than the percentage increase in product revenue, due to a change in Elan’s discounting strategy, which resulted in reduced wholesaler inventories.

On 30 March 2004, Elan announced that it had agreed to sell its commercialisation rights in North America for Frova to Vernalis. The transaction is expected to close before the end of the second quarter of 2004. Frova, which was launched in the United States in May 2002 under a co-promotion agreement between Elan and UCB, generated revenue of $11.2 million for 2002.

Product rationalisation revenue was $17.8 million for 2002 compared to $231.4 million for 2001. For additional information on product rationalisations, please refer to pages 50 to 53.

Product sales of rationalised products, which represents revenue prior to rationalisation, decreased by 69% to $32.0 million for 2002 from $101.7 million for 2001.

(C) Co-promotion Fees

Product revenue from product co-promotion and marketing activities, which resulted from Elan’s risk-sharing arrangements with Pharma Marketing and Autoimmune, decreased by 60% to $62.8 million for 2002 from $157.7 million for 2001. Elan will not receive any future revenue from either Pharma Marketing or Autoimmune.

Contract Revenue

Contract revenue decreased by 61% to $128.5 million for 2002 from $333.7 million for 2001, primarily as no licence fees were received from business ventures in 2002. Elan received up front licence fees of $7.1 million in 2002 compared to $173.6 million for 2001. Contract revenue from Pharma Marketing and Autoimmune decreased by 37% to $37.2 million for 2002 from $58.7 million for 2001. Elan will not receive any future revenue from either Pharma Marketing or Autoimmune. Research revenue and milestones amounted to $84.2 million in 2002 compared to $101.4 million in 2001.

Major Customers

Cardinal Health, Amerisource Bergen and McKesson, all of which are drug wholesalers, accounted for approximately 13%, 13% and 12%, respectively, of Elan’s total revenue for 2002. Cardinal Health and Pharma Marketing accounted for approximately 14% and 11%, respectively, of Elan’s total revenue for 2001. No other customer accounted for more than 10% of total revenue for 2002 or 2001.

Cost of Sales

Cost of sales, after exceptional items, increased by 25% to $483.1 million for 2002 from $386.8 million for 2001. The increase was 15% before exceptional items of $66.1 million for 2002 and $22.8 million for 2001. Gross margin on total revenue, before exceptional items, was approximately 64% for 2002 and 76% for 2001. Gross margin on total revenue, after exceptional items, was 64% for 2002 and 78% for 2001. Gross margin on product revenue, before exceptional items, decreased to 60% for 2002 from 69% for 2001. Gross margin on product revenue, after exceptional items, decreased to 60% in 2002 from 73% in 2001. The reduction in gross margin on product revenue reflects changes in the mix of product revenue, in particular the decrease in product revenue from risk-sharing arrangements and from Zanaflex. The reduction in gross margin on total revenue reflects changes in the mix of revenue, in particular the decrease in licence fees and in revenue from risk-sharing arrangements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, after exceptional items, increased by 47% to $2,623.4 million for 2002 from $1,781.7 million for 2001. The increase was 20% before exceptional items of $1,788.0 million for 2002 and $1,084.2 million for 2001, principally reflecting increased sales and marketing costs arising from the inclusion of a full year’s sales and marketing costs for 2002 for Sonata (Elan assumed marketing responsibility for this product in December 2001) and the Pain Portfolio (Elan acquired these products in September 2001), together with the launch of Frova during 2002.

FINANCIAL REVIEW

Research and Development Expenses

Research and development expenses, after exceptional items, increased by 29% to $517.3 million for 2002 from $401.9 million for 2001. The increase was 25% before exceptional items of $114.7 million for 2002 and $78.6 million for 2001, principally reflecting increased expenditure on Elan’s research and development projects, including Antegren.

Exceptional Items

Exceptional items are those items that in management’s judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

2002

In 2002, Elan incurred net exceptional charges of $2,949.4 million. For additional information on these exceptional charges, please refer to pages 40 to 45.

2001

In 2001, Elan incurred net exceptional charges of $931.9 million. These exceptional revenues and costs have been included under the statutory format headings to which they relate analysed as follows:

	Revenue (A) $m	Cost of Sales (B) $m	Selling, General and Administrative (C) $m	Research and Development (D) $m	Net Interest (E) $m	Total $m

Product rationalisations	(231.4)	15.6	—	—	—	(215.8)
Rationalisation of research and development activities	(2.0)	—	—	60.5	—	58.5
Pharmaceutical division reorganisation costs	—	0.4	55.7	—	—	56.1
Acquired IP and product impairment	—	—	1,009.8	—	—	1,009.8
Investment impairments	—	—	—	—	24.1	24.1
Net gain on financial assets	—	—	—	—	(56.8)	(56.8)
Asset write-downs and other	5.6	6.8	18.7	18.1	6.8	56.0

Net exceptional charges	(227.8)	22.8	1,084.2	78.6	(25.9)	931.9

(A)   Revenue

Exceptional revenue in 2001 primarily relates to product rationalisation revenue of $231.4 million.

During 2001, Elan reorganised its sales force into five groups, consisting of primary care, hospital, neurology, specialty/dermatology and clinical sales consultants. Sales force activity was redirected to promote Zanaflex, Skelaxin, Abelcet, Azactam, Maxipime, Myobloc, Zonegran and Cutivate. Elan also commenced a product acquisition and marketing alliance strategy to access brands meeting certain commercial criteria established by Elan. Conversely, pursuant to its rationalisation programme, Elan rationalised certain of its products that did not meet its commercial criteria. This rationalisation programme generated product revenue and profits for Elan. The commercial criteria on which the promoted products were chosen, and against which product acquisitions or marketing alliances were evaluated, included potential future revenue from the product; whether the product was in a therapeutic area in which Elan marketed products or had pipeline products; whether the product was a niche product; and whether Elan’s drug delivery technologies could be utilised to enhance the value of the product. For example, Elan assumed responsibility for the U.S. marketing rights of Sonata in December 2001 pursuant to its marketing alliance with Wyeth and acquired the Pain Portfolio from Roxane in September 2001.

In 2001, Elan rationalised Diastat, Entex, Furadantin, Midrin, Mysoline, Nasalide, Nasarel and Permax. These rationalisations were accomplished through outright sales or pursuant to distribution and royalty arrangements. The rationalised products did not fit with Elan’s commercial criteria. Some of these products would also have suffered over time from the withdrawal of promotional support by Elan. In certain cases, the products were also facing other challenges such as the potential for generic competition.

Revenue generated from product rationalisations is recorded as product revenue. Elan recorded net product revenue of $231.4 million from product rationalisations in 2001. This is recorded as exceptional product revenue. The rationalised products generated revenue prior to rationalisation of $101.7 million for 2001.

The following table lists each product rationalised in 2001, the company to which the product was rationalised and the net revenue recorded by Elan in 2001 from the rationalisation. Net income from product rationalisations in 2001 amounted to $215.8 million.

Product Rationalised	Company	Net Revenue $m

(a) Diastat	Xcel	97.0
(a) Mysoline	Xcel	23.5
(b) Nasarel/Nasalide	IVAX Corporation (“IVAX”)	62.6
(c) Permax	Amarin Corporation, plc (“Amarin”)	10.7
(d) Entex	Andrx Corporation (“Andrx”)	12.8
(d) Midrin	Women First Healthcare, Inc. (“WFHC”)	13.6
(d) Furadantin	First Horizon Pharmaceutical Corporation (“First Horizon”)	11.2
		231.4

(a) Diastat/Mysoline

Xcel was formed in January 2001. Xcel is a specialty pharmaceutical company with an initial focus on neurology. Mr Cam Garner, Mr Michael Borer and Mr John Cook, founders of Xcel, were previously employed by Dura, a company Elan acquired in November 2000. Mr James Fares, a founder of Xcel, was previously employed by Elan.

Elan rationalised the product rights and related inventory of Diastat to Xcel on 31 March 2001. Elan subsequently rationalised the product rights and related inventory of Mysoline to Xcel. Both these products fall within Xcel’s focus on neurology. Diastat and Mysoline are products used for the treatment of epilepsy. Under the product agreements, Xcel acquired worldwide rights to Diastat and exclusive rights to Mysoline in the United States. Elan received aggregate cash consideration of $160.0 million for Diastat and Mysoline. Elan also had a royalty right of between 5% and 20% on net sales of Mysoline by Xcel. After reducing the carrying value of the related intangible assets, Elan recorded net revenue of $97.0 million and $23.5 million on the rationalisation of Diastat and Mysoline, respectively, in 2001.

On 30 March 2001, Xcel raised net proceeds of $69.6 million from issuing convertible preferred stock. Elan purchased $15.0 million of this convertible preferred stock, representing approximately 16% of Xcel’s equity on a fully diluted basis. On this date, two venture capital funds and their affiliates purchased 54% of Xcel’s equity on a fully diluted basis.

On 31 March 2001, Elan provided a loan of $99.0 million to Xcel. Elan also provided a $10.0 million line of credit to Xcel, which was drawn down in June 2002.

Mr Erle Mast, who, at the time, was an Elan employee, became a member of Xcel’s board of directors in February 2002.

On 1 April 2003, Elan announced that it received $89.5 million in cash from Xcel in exchange for all of Elan’s shareholding in, and loans to, Xcel. In addition, the royalty right on net sales of Mysoline was terminated. The net carrying value of the shares and loan notes was written down during 2002 by $34.5 million.

(b) Nasarel/Nasalide

IVAX is engaged in the research, development, manufacturing and marketing of branded and brand equivalent (generic) pharmaceuticals and veterinary products in the United States and international markets. In September 2001, Elan rationalised the product rights and related inventory of Nasarel and Nasalide to IVAX. Elan received cash consideration of approximately $120.0 million for Nasarel and Nasalide and retained a royalty right of between 5% and 10% on net sales of Nasarel and Nasalide by IVAX. After reducing the carrying value of the related intangible assets, Elan recorded net revenue of $62.6 million on the rationalisation of Nasarel and Nasalide in 2001.

FINANCIAL REVIEW

(c) Permax

Amarin is a specialty pharmaceutical company focused on neurology and pain management. Mr Thomas Lynch, an employee of Elan and formerly its executive vice chairman, and Mr John Groom, a director of Elan, serve on Amarin’s board of directors. Mr Lynch is non-executive chairman of Amarin.

In May 2001, Elan and Amarin entered into a distribution and option agreement, whereby Amarin agreed to market and distribute Permax in the United States, and was granted an option to acquire rights to the product from Elan. Permax is used for the treatment of Parkinson’s disease and falls within Amarin’s focus on neurology. In September 2001, this agreement was amended, whereby Amarin was appointed the sole distributor of Permax in the United States until August 2002. Elan recorded consideration of $45.0 million under the terms of the amended distribution and option agreement and retained a royalty right of 3.5% on net sales of Permax by Amarin from 1 January 2002 through the date on which Amarin exercised or terminated its option to acquire Permax. In 2001, Elan also recorded a net amount of $6.2 million from Amarin for distribution fees and royalties on sales of Permax. After reducing the carrying value of the Permax intangible and equity accounting, Elan recorded net revenue from Amarin of $16.9 million in 2001 which includes the distribution revenue. Amarin’s option to purchase Permax was exercisable between September 2001 and May 2002 for an exercise price of $37.5 million, payable $7.5 million on exercise of the option and $2.5 million in quarterly instalments thereafter, and a royalty of between 7% and 10% on future net sales of Permax by Amarin. On 11 March 2002, Amarin exercised its option to acquire Permax and paid Elan the first instalment of the exercise price of $7.5 million. Elan did not recognise the unpaid option exercise price, but rather intended to record such consideration as it was received due to uncertainties surrounding its ultimate collectibility.

In connection with the amended distribution and option agreement, Elan provided a loan of $45.0 million to Amarin. The loan bore interest at a rate equal to LIBOR plus a margin of 2%. Amarin repaid $2.5 million of this loan in July 2002. In January 2003, $19.9 million of this loan, including interest of $2.4 million, was repaid by Amarin and the maturity of the remaining amount of the loan was amended to $10.0 million payable in September 2004 and $15.0 million payable in September 2005.

During 2001, Elan granted Amarin a purchase option to acquire Zelapar. Zelapar is a fast melt formulation of selegiline for the treatment of Parkinson’s disease.

In August 2003, Elan and Amarin agreed to amend certain terms of their agreements whereby Amarin had until 31 December 2003 to pay $30.0 million to Elan. If Amarin did so, all loans referred to above and outstanding deferred payments due in connection with the purchase of Permax would have been discharged in full, and Amarin would have been deemed to have exercised its option to acquire Zelapar. Elan would additionally receive a royalty of 12.5% of net sales of Zelapar by Amarin, and may have received a future revenue-contingent milestone payment of $10.0 million in ordinary shares of Amarin if annual sales of Zelapar exceeded $20.0 million. All quarterly payments due in connection with the purchase of Permax and all loan interest payments due were subject to a moratorium that expired on 31 December 2003.

In December 2003, Elan agreed to further amendments of those terms, by increasing the amount Amarin could pay to discharge its indebtedness and acquire Zelapar, from $30.0 million to $31.5 million, and extending the time for doing so to 31 March 2004. Consequently, the times for exercise of the Zelapar option and the moratorium on payments due in connection with the purchase of Permax and all loan interest payments due were also extended to 31 March 2004.

Additionally, Elan agreed to a loan facility to Amarin of up to $6.0 million to finance Amarin’s cash requirements through 31 March 2004 and repayable on 31 March 2004. Amarin drew down $4.0 million of this facility through February 2004. Amarin agreed to pay Elan a monthly fee for this facility. In February 2004, Amarin paid $0.3 million to Elan, representing the amount of this fee for January 2004.

Amarin repaid $11.1 million to Elan in December 2003. In February 2004, Elan and Amarin agreed to further amend their contractual arrangements subject to the sale by Amarin of certain of its U.S. assets, including its rights to Zelapar and Permax, to Valeant Pharmaceuticals International (“Valeant”). On 25 February 2004, Amarin’s sale of assets to Valeant closed and the amendments became effective. The amendments required, in full settlement of all previous liabilities owed by Amarin to Elan and as a deemed exercise of Amarin’s option to acquire Zelapar, the payment by Amarin of $17.2 million to Elan and the issuance of a $5.0 million five-year 8% loan note and warrants to purchase 500,000 ordinary shares in Amarin to Elan. Under the amendments, Elan is also entitled to receive a $1.0 million milestone payment from Amarin upon the successful completion of certain Zelapar safety studies. Elan is also entitled to receive from Valeant a revenue contingent milestone on Zelapar of $10.0 million if annual sales of Zelapar exceed $20.0 million, and royalties on future net sales by Valeant of 12.5% for Zelapar and 10% for Permax. As a consequence of these amendments Amarin paid $17.2 million to Elan in February 2004.

At 31 December 2003, Elan held approximately 26% of the outstanding ordinary shares of Amarin. As described above, in February 2004 Elan received warrants to purchase 500,000 ordinary shares in Amarin. As a result, Elan’s share ownership in Amarin is now approximately 28% on a fully diluted basis.

Under Irish GAAP Elan accounted for Amarin using the equity method, based on Elan’s fully diluted equity investment in Amarin in 2003 and 2002. Amarin is a related party to Elan. Elan recorded net revenue from Amarin of $0.3 million in 2003 (2002: $4.8 million; 2001: $16.9 million). Elan’s total investment in Amarin at 31 December 2003 amounted to $23.9 million, consisting of loans, including interest, of $20.9 million and a net equity investment of $3.0 million. In addition, Elan had trading balances due from Amarin of $Nil at 31 December 2003 (2002: $13.7 million). As described above, Amarin paid a net $13.5 million to Elan during January/February 2004, and now owes Elan $5.0 million under a five-year loan note and a potential $1.0 million milestone payment on Zelapar. Aside from the $5.0 million five-year loan note and the potential $1.0 million milestone payment on Zelapar, Amarin has no remaining debt obligations to Elan.

(d) Other Product Rationalisations

In June 2001, Elan rationalised the product rights and related inventory of Entex to Andrx. Andrx is a corporation that commercialises controlled-release oral pharmaceuticals using its proprietary drug delivery technologies. Elan received cash consideration of $14.7 million and retained a royalty of 10% on sales of Entex for 10 years from 2002. If annual sales of Entex exceed $10.0 million, Andrx will make additional royalty payments to Elan of 5% on sales in excess of $8.0 million. Elan recorded net revenue of $12.8 million on the rationalisation of Entex in 2001. The royalties are subject to a cap of $0.8 million per annum if Andrx reformulates the product.

In June 2001, Elan rationalised the product rights and related inventory of Midrin to WFHC. WFHC is a specialty pharmaceutical company dedicated to improving the health and well-being of midlife women. Elan received cash consideration of $15.0 million and retained a royalty right of 10% on net sales of Midrin by WFHC for 10 years from 2002. Elan recorded net revenue of $13.6 million on the rationalisation of Midrin in 2001. The maximum annual royalty receivable is $0.5 million from 2003. Elan provided a loan to WFHC in the form of an $11.0 million convertible promissory note. Elan will earn interest on the note at a rate of 7% per annum. The note matures in June 2008. In addition, Elan purchased 400,000 shares of WFHC common stock for $4.0 million.

In December 2001, Elan rationalised the product rights and related inventory of Furadantin to First Horizon for cash consideration of $16.0 million. First Horizon is a specialty pharmaceutical company that markets and sells brand name prescription products. After reducing the carrying value of the Furadantin intangible, Elan recorded net revenue of $11.2 million on the rationalisation of Furadantin in 2001.

(B)   Cost of Sales

The exceptional cost of sales is primarily comprised of $15.6 million relating to product rationalisation revenue.

(C)   Selling, General and Administrative

Exceptional selling, general and administrative expenses were $1,084.2 million. $1,009.8 million of the exceptional charges relate to impairment charges arising on write-downs of intangible assets. Impairment charges to acquired IP arising from the acquisitions of Neurex and Sano were $500.0 million and $285.2 million, respectively. Impairment charges to patents and licences arising on write-downs of the product intangibles for Naprelan, Ceclor CD and Myambutol were $81.0 million, $94.2 million and $44.4 million, respectively. Other impairments to patents and licences amounted to $5.0 million. Other exceptional selling, general and administrative expenses were $74.4 million. These mainly relate to severance, integration, relocation and similar costs and asset write-downs arising from the integration of Elan’s U.S. biopharmaceuticals businesses.

Elan acquired Neurex Corporation (“Neurex”) in August 1998 for $810.0 million. Neurex was developing Prialt. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Neurex by $500.0 million. This write-down was due to delays in the product launch schedule and reduced revenue projections for Prialt.

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Sano by $285.2 million. The write-down was due to reduced revenue projections from products under development and to Elan’s decision to focus its research and development efforts in other areas.

FINANCIAL REVIEW

Ceclor CD and Myambutol were written down due to the impact of generic competition on these products during 2001. Generic versions of each of these products were approved and launched in 2001, which reduced projected revenues and profitability from these products. Revenue from Ceclor CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001. Naprelan was written down due to lower than forecasted revenues in 2001 and reduced projected revenue and profitability from this product. The level of promotional support for a product can have a significant impact on the level of revenue generated from that product. Elan does not expect to provide any significant promotional support for Naprelan in the future and this has been reflected in the projections for this product. Revenue from Naprelan declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001.

(D)   Research and Development

Exceptional research and development expenses were $78.6 million in 2001. These mainly relate to severance, integration and similar costs and asset write-downs arising from the re-organisation, closure or scaling back of various drug delivery programmes and sites. Also included were costs of certain research programmes that Elan does not intend to complete. These were the estimated costs incurred pending closure or sale.

(E)   Net Interest

Exceptional net interest and other expenses amounted to a net gain of $25.9 million in 2001. This mainly relates to net gains on financial assets of $56.8 million, offset by investment impairments of $24.1 million and costs of $6.8 million associated with the redemption in March 2001 of the 4.75% Exchangeable Notes (the “4.75% Exchangeable Notes”) of Athena Neurosciences, Inc., a wholly owned subsidiary of Elan (“Athena Neurosciences”).

Net Interest and Other Expense

Net interest and other expense was $1,170.7 million for 2002 compared to $50.4 million for 2001.

Interest payable and similar charges increased by 384% to $1,297.1 million for 2002 from $268.2 million for 2001, primarily reflecting investment related charges of $1,045.9 million in 2002 compared with $24.1 million in 2001. Interest payable for 2002 includes $47.1 million (2001: $40.3 million) on the 7.25% Senior Notes, issued by Athena Finance in February 2001; $37.2 million (2001: $35.4 million) on the EPIL III Notes issued in March 2001; and $43.0 million (2001: $43.0 million) on the EPIL II Notes issued in June 2000. Elan expenses the subsequent funding it provides directly to business ventures. This is expensed within the interest and other expense line. Elan expensed $23.9 million and $24.6 million for this subsequent funding, in 2002 and 2001, respectively.

Income from financial assets decreased by 42% to $126.4 million for 2002 from $217.8 million for 2001. Interest and other income decreased to $86.3 million for 2002 from $159.2 million in 2001, reflecting lower cash balances and reduced investment income during 2002. Net gains on financial assets were $Nil in 2002 compared to $56.8 million in 2001. Gains on financial assets in 2001 includes $31.5 million for the sale of approximately 20% of Athena Diagnostics in December 2001. Income from financial assets for 2002 also included a gain of $37.7 million on the repurchase of LYONs. Foreign exchange gains amounted to $2.4 million in 2002 and $1.8 million in 2001.

For additional information regarding net interest and other expense, please refer to Note 4 to the Consolidated Financial Statements.

For additional information regarding indebtedness, please refer to Note 15 to the Consolidated Financial Statements and to “Debt Facilities” in this Financial Review.

Taxation

Tax on profit on ordinary activities increased by 14% to $19.8 million for 2002 from $17.4 million for 2001. The tax charges reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents, which is exempt from tax, foreign withholding tax and the availability of tax losses. Elan’s Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption.

For additional information regarding taxation, please refer to Note 7 to the Consolidated Financial Statements.

Retained Loss

Retained loss for the year, after exceptional items, was $3,615.1 million for 2002 compared to a loss of $887.2 million for 2001. Before exceptional items, retained loss was $665.7 million for 2002 compared to a retained profit of $44.7 million for 2001. Basic loss per share, after exceptional items, was $10.34 for 2002, compared to $2.64 for 2001. Basic loss per share, before exceptional items, was $1.90 for 2002 compared to basic earnings per share of $0.13 for 2001. Diluted loss per share, after exceptional items, was $10.34 for 2002, compared to $2.64 for 2001. Diluted loss per share, before exceptional items, was $1.90 for 2002 compared to diluted earnings of $0.12 per share for 2001.

Segmental Analysis

On 12 February 2004, Elan announced the formal completion of its recovery plan. The recovery plan had been announced on 31 July 2002 to restructure Elan’s businesses, assets and balance sheet in order to enable it to meet its financial commitments. For additional information on the recovery plan, please refer to pages 16 to 23. With the completion of the recovery plan, Elan will focus on three core therapeutic areas: neurology, autoimmune diseases and severe pain. During the course of the recovery plan, the Group was reorganised and two units were created: Core Elan and Elan Enterprises.

Core Elan is engaged in biopharmaceutical research and development activities, pharmaceutical commercial activities and pharmaceutical manufacturing activities. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, autoimmune diseases and severe pain. Elan’s pharmaceutical commercial activities include the marketing of neurology/pain management products and hospital/specialty products. The Company’s initiatives in product development, optimisation and manufacturing are encompassed by Global Services & Operations, which is focused on providing technology platforms that address the drug delivery challenges of the pharmaceutical industry.

With the completion of the recovery plan on 12 February 2004, Elan announced the end of operations for its Elan Enterprises business unit. Elan Enterprises was mainly comprised of Elan’s drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Drug delivery activities have historically included the development, licensing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis. Elan Enterprises divested many of these businesses and assets.

The Group’s total revenue of $762.1 million (2002: $1,333.0 million) is comprised of revenue within Core Elan and Elan Enterprises of $626.8 million (2002: $951.2 million) and $135.3 million (2002: $381.8 million), respectively. Elan’s operating loss of $935.1 million (2002: $2,290.8 million) primarily comprises operating losses incurred by Core Elan and Elan Enterprises of $902.7 million (2002: $2,156.4 million) and $27.1 million (2002: $126.4 million), respectively.

Core Elan’s revenue decreased by 34% to $626.8 million for 2003 from $951.2 million for 2002. The decrease in revenue from Skelaxin/Sonata, risk-sharing arrangements (Pharma Marketing/Autoimmune), Abelcet, Dermatology and Zanaflex was $129.4 million, $100.0 million, $63.5 million, $47.6 million and $61.9 million, respectively, for 2003 compared to 2002. The declines were due principally to the fact that these products were sold during 2002 or 2003, other than Zanaflex, which was as a result of generic competition, and the risk-sharing arrangements, which were terminated. Partly offsetting this was increased revenue for Maxipime, Zonegran and Frova of $29.9 million, $37.6 million and $26.3 million, respectively, for 2003 compared to 2002. Core Elan incurred an operating loss of $902.7 million for 2003, compared with an operating loss of $2,156.4 million for 2002, primarily due to exceptional charges in 2003 of $539.7 million compared to $1,659.2 million for 2002. Exceptional charges in 2003 relate primarily to the purchase of royalty rights from Pharma Operating of $297.6 million and impairment charges to goodwill relating to the European business and Dura of $108.2 million and $16.2 million, respectively, and, in 2002 relate primarily to the impairment of intangible assets arising from Elan’s recovery plan initiated during 2002. Core Elan’s operating loss before exceptional items decreased to $363.0 million for 2003 from $497.2 million for 2002, primarily due to lower operating expenses reflecting the successful implementation of the recovery plan and related cost reduction initiatives, including reduced goodwill amortisation and patent and licence amortisation. This has been partly offset by lower revenue due to product and business disposals.

Elan Enterprises’ revenue decreased by 65% to $135.3 million for 2003 from $381.8 million for 2002 mainly due to the reduction in revenue following product disposals and the disposal of the diagnostics businesses. Elan Enterprises incurred an operating loss of $27.1 million in 2003, compared with an operating loss of $126.4 million in 2002, primarily due to exceptional charges in 2003 of $37.0 million compared to $137.1 million for 2002. Exceptional charges in 2003 relate primarily to impairment charges to acquired IP arising from the acquisition of Nanosystems of $11.7 million and severance and restructuring costs of $19.3 million and in 2002 relate primarily to the impairment of intangible assets arising from Elan’s recovery plan initiated during 2002. Elan Enterprises’ operating profit before exceptional items decreased by 7% to $9.9 million for 2003 from $10.7 million for 2002.

For additional information regarding Elan’s reportable segments, please refer to Note 2 to the Consolidated Financial Statements.

FINANCIAL REVIEW

Risk-Sharing Arrangements

Pharma Marketing

In June 2000, Elan disposed of royalty rights on certain products and development projects to Pharma Marketing. Pharma Marketing completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds of $275.0 million. Elan held no investment in Pharma Marketing and had no representative on its board of directors. Concurrent with the private placement, Pharma Marketing entered into a Program Agreement with Elan. The Program Agreement, which substantially regulated the relationship between Elan and Pharma Marketing, represented a risk-sharing arrangement between Elan and Pharma Marketing. Under the terms of the Program Agreement, Pharma Marketing acquired certain royalty rights to each of the following products for the designated indications (including any other product which contained the active ingredient included in such product for any other designation): (i) Frova, for the treatment of migraine; (ii) Myobloc, for the treatment of cervical dystonia; (iii) Prialt, for the treatment of acute pain and severe chronic pain; (iv) Zanaflex, for the treatment of spasticity and painful spasm; and (v) Zonegran, for the treatment of epilepsy. Pharma Marketing agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were made on a quarterly basis based on the actual costs incurred by Elan. Elan did not receive a margin on these payments.

Elan received no revenue from Pharma Marketing during 2003. Elan’s revenue from Pharma Marketing was $31.3 million for 2002, consisting of $24.0 million for commercialisation expenditures, which has been recorded as product revenue, and $7.3 million for development expenditures, which has been recorded as contract revenue. Pursuant to the Program Agreement, Pharma Marketing utilised all of its available funding by mid-2002. Elan will not receive any future revenue from Pharma Marketing. Elan’s revenue from Pharma Marketing was $189.8 million for 2001, consisting of $141.8 million for commercialisation expenditures, and $48.0 million for development expenditures. In 2003, the royalty rate on net sales of all designated products was 27.71% on the first $122.9 million of net sales and 52.5% for net sales above $122.9 million. In 2002, the royalty rate on net sales of all designated products was 15.79% on the first $122.9 million of net sales and 3.51% for net sales above $122.9 million. In 2001, the royalty rate on net sales of Zanaflex was 8.44% on the first $38.0 million of net sales and 1.88% for net sales of Zanaflex above $38.0 million. No royalties were payable on the other products in 2001. Elan paid aggregate royalties of $43.3 million for 2003 (2002: $24.1 million; 2001: $5.6 million). This was recorded as a cost of sales.

In December 2001, the Program Agreement was amended such that Elan re-acquired the royalty rights to Myobloc and disposed of royalty rights on Sonata to Pharma Marketing. The amendment was transacted at estimated fair value. The board of directors and shareholders of Pharma Marketing approved this amendment. The estimated difference in relative fair value between the royalty rights on Sonata and the royalty rights on Myobloc was $60.0 million. This amount was paid to Pharma Marketing by Elan in cash and was capitalised by Elan as an intangible asset.

Under the original agreements, Elan could have, at its option at any time prior to 30 June 2003, acquired the royalty rights by initiating an auction process. This date was extended to 3 January 2005 under the settlement with Pharma Marketing and Pharma Operating described below. In addition, the holders of Pharma Marketing common shares were entitled to initiate the auction process earlier upon the occurrence of certain events. Pursuant to the auction process, the parties were to negotiate in good faith to agree on a purchase price, subject to Elan’s right to re-acquire the royalty rights at a maximum purchase price. The maximum purchase price was approximately $413 million at 31 December 2002 and increased by approximately 25% annually (less royalty payments). The purchase price was reduced under the settlement with Pharma Marketing and Pharma Operating described below.

On 17 January 2003, Elan announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against Elan and certain of its subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among other things, a court determination that Pharma Operating’s approval would be required in the event of a sale by Elan of its interest in Sonata to a third party. On 30 January 2003, Elan, Pharma Operating and its parent Pharma Marketing, agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating’s royalty rights with respect to Sonata and Prialt and (ii) Elan’s maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which increased at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan’s purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

In connection with the settlement agreement, Elan agreed that it would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure Elan’s obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. Elan also agreed that, following the closing of a sale of Sonata, it would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which was to be tested on a quarterly basis, was less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On 6 March 2003, Elan Pharmaceuticals, Inc. (“EPI”) and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, Elan and Pharma Operating agreed to the terms of the additional collateral mechanism. On 20 May 2003, Elan Pharma Limited (“EPL”) and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on 10 June 2003.

In November 2003, Elan exercised its option to purchase the remaining royalty rights in respect of Zonegran, Frova and Zanaflex from Pharma Operating for $101.2 million. As a result, all of Elan’s agreements with Pharma Marketing were terminated. During 2003, Elan expensed $297.6 million as an exceptional selling, general and administrative expense arising from the acquisition of royalty rights from Pharma Operating.

Autoimmune

In December 2001, Autoimmune, in an initial tranche, completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds to Autoimmune of $95.0 million. In the same initial tranche, Elan purchased non-voting preferred shares of Autoimmune’s subsidiary for an aggregate purchase price of $37.5 million. Elan had no representative on the board of directors of Autoimmune. The existing group of institutional investors and Elan also committed to a second investment tranche in the same amounts to be completed in April 2003, subject to certain conditions. Autoimmune entered into a Program Agreement with Elan. The Program Agreement, which substantially regulated the relationship between Elan and Autoimmune, represented a risk-sharing arrangement among the companies. Under the terms of the Program Agreement, Autoimmune acquired royalty rights to each of the following products and development projects for the designated indications: (i) Antegren, for the treatment of relapsing forms of MS, moderate-to-severe inflammatory bowel disease, including Crohn’s disease and ulcerative colitis, and moderate-to-severe rheumatoid arthritis; (ii) Maxipime, for the treatment of infection; (iii) Azactam, for the treatment of infection; and (iv) Abelcet, for the treatment of severe fungal infection. Autoimmune also acquired royalty rights on certain development projects, as well as any other product subsequently developed or acquired by Elan that had an indication substantially the same as Maxipime, Azactam or Abelcet and that would be in direct competition with Maxipime, Azactam or Abelcet. Autoimmune agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were to be made on a quarterly basis based on actual costs incurred by Elan. Elan did not receive a margin on these payments. Elan’s revenue from Autoimmune was $68.7 million for 2002 (2001: $26.6 million), consisting of $38.8 million (2001: $15.9 million) for commercialisation expenditures, which has been recorded as product revenue, and $29.9 million (2001: $10.7 million) for development expenditures, which has been recorded as contract revenue. Elan has received no revenue from Autoimmune since June 2002. Elan will not receive any future revenue from Autoimmune. No royalties were payable to Autoimmune by Elan in 2003, 2002 or 2001.

Under the original agreement, Elan could, at its option at any time prior to April 2005, acquire the royalty rights by initiating an auction process. In addition, the holders of the Autoimmune common shares could initiate the auction process earlier upon the occurrence of certain events. If the auction process had not been initiated prior to October 2004, it would have automatically commenced. Pursuant to the auction process, Elan and Autoimmune would have negotiated in good faith to agree on a purchase price, subject to Elan’s right to re-acquire the royalty rights at a maximum purchase price. This maximum purchase price increased at various rates, approximately 25% annually, subject to certain conditions.

In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan’s investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administrative expense arising from the acquisition of royalty rights from Autoimmune.

FINANCIAL REVIEW

Capitalisation and Liquidity

Elan had net debt of $1,146.9 million at 31 December 2003, consisting of outstanding debt of $1,974.9 million, less cash and liquid resources, excluding managed funds, of $828.0 million. For additional information regarding Elan’s net debt, please refer to Note 30c to the Consolidated Financial Statements.

Cash Flow

	Year Ended 31 December

	2003 $m	2002 $m

Cash Flow from Operating Activities	(322.3)	259.6

Returns on Investments and Servicing of Finance
Interest received	24.2	44.8
Interest paid	(281.9)	(176.5)

Cash outflow from returns on investments and servicing of finance	(257.7)	(131.7)

Taxation	(8.9)	(18.6)

Capital Expenditure and Financial Investment
Additions to property, plant and equipment	(33.7)	(170.2)
Receipts from disposal of property, plant and equipment	27.9	8.6
Payments to acquire intangible assets	(144.8)	(315.5)
Receipts from disposal of intangible assets	0.5	9.4
Payments to acquire Pharma Marketing/Autoimmune product royalty rights	(297.6)	(121.0)
Redemption of investment in Autoimmune	—	38.5
Sale of EPIL III investments in connection with the repayment of EPIL III debt	—	148.0
Payment under guarantee in connection with EPIL III sale of investments	—	(141.6)
Payments to acquire financial current assets	—	(1.0)
Sale and maturity of financial current assets	—	83.9
Payments to acquire financial fixed assets	(13.9)	(191.2)
Receipts from disposal of financial fixed assets	329.3	36.6

Cash outflow from capital expenditure and financial investment	(132.3)	(615.5)

Acquisitions and Disposals
Cash received on disposal of businesses	546.9	361.3
Cash received on disposal of subsidiaries	46.1	81.8

Cash inflow from acquisitions and disposals	593.0	443.1

Cash outflow before use of liquid resources and financing	(128.2)	(63.1)

Management of Liquid Resources	14.5	225.5

Financing
Proceeds from issue of share capital	167.9	5.7
Issue of loan notes	460.0	—
Repurchase of LYONs	(687.5)	(126.9)
Repayment of EPIL III debt	—	(160.0)
Repayment of loans	(83.2)	(399.9)

Cash outflow from financing	(142.8)	(681.1)

Net decrease in cash	(256.5)	(518.7)

Cash outflows from operating activities amounted to $322.3 million for 2003 compared to cash inflows of $259.6 million for 2002. The movement in cash flows from operating activities is principally due to cash flows in 2003 including an outflow from working capital of $102.4 million while 2002 includes an inflow of $283.9 million. Cash outflows from working capital in 2003 primarily relate to a decrease in accruals as a result of business and product disposals and the completion of the recovery plan. Working capital cash inflows in 2002 mainly relate to a decrease in trade debtors during 2002, reflecting the impact of decreased revenue and the termination of the

Pharma Marketing and Autoimmune agreements. Also cash flow from operating activities for 2002 included $195.0 million from proceeds of the product disposal programme entered into as part of the recovery plan, consisting of $100.0 million received from Ligand in relation to Avinza, $45.0 million received from Watson in relation to nifedipine, and $50.0 million received from Anesta in relation to Actiq.

Cash outflows from returns on investment and servicing of finance were $257.7 million for 2003 compared to $131.7 million for 2002. The 2003 outflows consist primarily of interest payments of $115.9 million related to LYONs repurchases, $47.1 million on the 7.25% Senior Notes, $43.0 million on EPIL II Notes and $29.9 million on the EPIL III Notes. A payment of $16.1 million for financing costs associated with the issuance of the 6.5% Convertible Notes was made, together with a waiver fee of $16.8 million to the holders of the EPIL II and EPIL III Notes in connection with the debt offering. These outflows were offset by interest receipts of $24.2 million in 2003, which principally comprises bank and investment interest income.

In 2002 interest payments included $47.1 million for the 7.25% Senior Notes, $46.6 million on EPIL III Notes, $43.0 million on EPIL II Notes and a payment of $22.9 million related to LYONs repurchases. Interest receipts of $44.8 million related primarily to bank and investment interest income received.

Cash outflow from capital expenditure and financial investment amounted to $132.3 million for 2003 compared to $615.5 million in 2002. This comprised net cash expended to acquire tangible and intangible fixed assets of $150.1 million (2002: $467.7 million), net cash received/(expended) in relation to the sale/(purchase) of financial assets of $315.4 million (2002: ($71.7) million) and payments of $297.6 million made to acquire product royalty rights from Pharma Operating. In 2002 a payment of $121.0 million was made to acquire product royalty rights held by Autoimmune and $38.5 million was received on disposal of an investment in Autoimmune.

Cash paid for acquisitions was $Nil in 2003 and 2002. Cash of $546.9 million was received in 2003, primarily from the disposal of the primary care franchise to King. Cash received from the disposal of subsidiaries in 2003 was $46.1 million. Cash of $361.3 million was received in 2002, primarily from the disposal of the Abelcet business. Proceeds of $81.8 million for the disposal of the remaining holding in Athena Diagnostics (approximately 80%) was received in 2002.

Elan’s initial investment in business ventures and business venture parents, arising from the formation of business ventures, was $Nil in 2003 and 2002. Elan invested $7.1 million and $83.4 million in 2003 and 2002, respectively, in business venture parents, apart from such initial investment.

During 2003, Elan had net cash ouflows from financing activities of $142.8 million, primarily reflecting the repurchase of LYONs of $687.5 million (a further $115.9 million payment related to this LYONs repurchase is included as interest paid within returns on investments and servicing of finance), repayment of loans of $83.2 million, offset by proceeds received of $460.0 million from the issuance of the 6.5% Convertible Notes, and $167.9 million from the issuance of share capital.

During 2002, Elan had cash outflows from financing activities of $681.1 million, primarily reflecting an outflow of $325.0 million for the repayment of borrowings under the revolving credit facility, a cash outflow of $160.0 million in connection with the maturity of the EPIL III Series A Guaranteed Notes, and repayment of the 3.5% convertible subordinated notes (“3.5% Convertible Notes”) in the amount of $62.6 million. In December 2002, Elan repurchased approximately 19% of the LYONs for $149.8 million. This is included in the Consolidated Statement of Cash Flows as $126.9 million within financing activities and $22.9 million within returns on investments and servicing of finance.

Cash, Liquid Resources and Financial Assets

Cash and liquid resources amounted to $828.0 million at 31 December 2003. This includes restricted cash of $21.1 million, consisting of the cash held by EPIL II and EPIL III. Elan also holds other financial assets of $494.5 million, consisting primarily of $197.9 million in unquoted investments and loans, $150.3 million in securitised investments, other marketable securities of $86.6 million and $35.8 million in quoted investments.

Debt Facilities

At 31 December 2003, Elan had the following amounts outstanding under borrowing facilities, which are unsecured and exchangeable or convertible into Ordinary Shares:

FINANCIAL REVIEW

•	6.5% Convertible Notes due 2008 - $460.0 million; and
•	LYONs due 2018 - $0.9 million (accreted value at 31 December 2003);

At 31 December 2003, Elan had the following principal amounts outstanding under other borrowing facilities:

• EPIL II Notes due 28 June 2004	— $450.0 million;

• EPIL III Notes due 2005	— $390.0 million; and

• 7.25% Senior Notes due 2008	— $650.0 million.

For additional information regarding Elan’s outstanding debt, please refer to Note 15 to the Consolidated Financial Statements.

Product Acquisitions and Alliances

At 31 December 2003, Elan included in creditors $30.6 million relating to future payments and/or future potential payments on products. Of the $30.6 million, $19.4 million is owing at 31 December 2003 and $11.2 million is potentially payable, contingent on future events. Elan is a party to certain product acquisition or alliance agreements that contain staged or option payments which may be uncertain in amount, which may be paid at Elan’s discretion, such as upon the exercise of an option to acquire the product, or which must be paid upon the occurrence of future events, such as the attainment of pre-determined product revenue targets or other milestones. Elan has accrued $19.4 million within creditors (within one year), including $15.6 million for Maxipime/Azactam, and $11.2 million within creditors (after one year) for Frova.

At 31 December 2002, Elan included in creditors $482.2 million relating to future payments and/or future potential payments on products. The reduction of $451.6 million from December 2002 to December 2003 primarily reflects product payments made during the year of $212.4 million and product payment obligations assumed by King and aaiPharma of $218.8 million and $51.4 million, respectively.

For additional information regarding future payments and potential future payments on the acquisition of products, please refer to Note 16 to the Consolidated Financial Statements.

Commitments and Contingencies

At 31 December 2003, Elan had commitments to invest $3.8 million in healthcare managed funds, compared to $3.2 million in 2002.

At 31 December 2003, the Company had deferred purchase arrangements for certain products, which amounted to $4.5 million (2002: $4.5 million). These payments are dependent on various approvals and milestones being met. These deferred purchase arrangements were transferred to Medeus upon disposal of the European sales and marketing business in 2004.

For additional information regarding commitments and contingencies, including those related to Autoimmune, Pharma Marketing, lease commitments, capital expenditures, litigation and asset divestitures, please refer to Note 23, Note 24 and Note 25 to the Consolidated Financial Statements.

Liquidity

The following table sets out, at 31 December 2003, the main contractual and potential future payments due by period for debt repayments and contractual and potential product acquisition and alliance payments. These represent the major contractual and potential future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets.

Contractual and Potential Future Payments	Total $m	Less than 1 Year $m	1-3 Years $m	4-5 Years $m	After 5 Years $m

Contractual fixed future payments (composed of : $650.0 million relating to the 7.25% Senior Notes (2008); $460.0 million relating to 6.5% Convertible Notes (2008); $0.9 million relating to the LYONs (2008); remaining amounts are payments for product acquisitions and alliances of $19.4 million)	1,130.3	19.4	—	1,110.9	—
Potential future payments (for product acquisitions and alliances)(1)	11.2	—	11.2	—	—
Capital lease obligations(2)	85.4	10.3	21.3	7.7	46.1
Securitised debt (EPIL II and EPIL III Notes)	840.0	450.0	390.0	—	—

	2,066.9	479.7	422.5	1,118.6	46.1
Operating lease obligations(1)	157.6	19.8	36.5	12.7	88.6

Total	2,224.5	499.5	459.0	1,131.3	134.7

(1)	Relates to Frova. Will be cancelled upon the closing of the sale of Frova to Vernalis. This transaction is expected to close before the end of the second quarter of 2004.
(2)

In accordance with SEC Release No. 34-47264 “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations,” which is effective for financial statements ending on or after 15 December 2003, operating and capital lease obligations have been included in the table of contractual and potential future payments at 31 December 2003. For additional information on operating and capital leases, please refer to Note 23 to the Consolidated Financial Statements.

The two major rating agencies covering Elan’s debt rate Elan’s debt as sub-investment grade debt. None of Elan’s debt has a rating trigger that would accelerate the repayment date upon a change in rating.

Elan’s current debt ratings are as follows:

	Standard & Poor’s Rating Services	Moody’s Investors Service

7.25% Senior Notes	B–	Caa2
6.5% Convertible Notes	CCC	Ca
LYONs	CCC	Ca
EPIL II Notes	CCC	Ca
EPIL III Notes	CCC	Caa2

The agreements governing certain of Elan’s outstanding indebtedness contain various restrictive covenants that restrict the Group’s ability to, among other things, incur additional indebtedness (including intercompany indebtedness), create liens and other encumbrances, enter into transactions with related parties, sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, some of these agreements require Elan to maintain certain financial ratios. Elan does not currently, and does not expect in the foreseeable future to have the ability to incur any additional indebtedness under certain of these covenants, unless it receives a waiver from a majority of the holders of the applicable indebtedness. This inability to incur additional indebtedness (including intercompany indebtedness) has adversely affected Elan’s financial flexibility. As a result, Elan’s ability to meet its liquidity requirements and capital needs may be adversely impacted. These events may have a material adverse impact on Elan’s business, results of operations, liquidity and financial condition. For additional information on the shareholder litigation and SEC investigation, please refer to Note 25 to the Consolidated Financial Statements.

As a result of Elan’s failure to timely complete and file with the SEC Elan’s Annual Report on Form 20-F for its fiscal year ended 31 December 2002, on 30 June 2003, Elan defaulted under certain covenants contained in the agreements governing the EPIL II Notes and the Series B and Series C Guaranteed Notes issued by EPIL III. The covenants required that Elan provide to each of the holders of such notes Elan’s audited consolidated financial statements, together with an officer’s certificate relating thereto, on or prior to 29 June 2003.

FINANCIAL REVIEW

On 15 July 2003, Elan also defaulted under a covenant contained in the indenture governing the 7.25% Senior Notes that required Elan to file its 2002 Annual Report on Form 20-F with the SEC on or prior to 15 July 2003.

Commencing on 29 July 2003, Elan received a series of separate agreements from a majority of the holders of the EPIL II Notes and the holders of the Series B and Series C Guaranteed Notes waiving compliance by Elan with the applicable covenants described above. The series of waivers was effective through 5 September 2003. With the completion and filing with the SEC of Elan’s 2002 Annual Report on Form 20-F, the defaults described above were cured in all respects. In the absence of the waivers, the defaults under the EPIL II Notes and the Series B and Series C Guaranteed Notes would have become events of default on 30 July 2003. In the absence of the completion and filing with the SEC of Elan’s 2002 Annual Report on Form 20-F, the default under the indenture governing the 7.25% Senior Notes would have become an event of default on 16 September 2003.

Elan believes that it has sufficient current cash, liquid resources and realisable assets and investments to meet its near-term liquidity requirements. Longer-term liquidity requirements will need to be met out of future operating cash flows, financial and other asset realisations and future financing. However, certain events, including material adverse legal judgements, fines, penalties or settlements arising from Elan’s pending litigation or governmental investigations, a material deterioration in Elan’s operating performance as a result of Elan’s inability to timely receive marketing approval for products under development or otherwise or the occurrence of other circumstances or events described under “Risk Factors”, could materially adversely affect its ability to meet its liquidity requirements.

The Company commits substantial resources to its research and development activities, including collaborations with third parties such as Biogen Idec for the development of Antegren. The Company expects to commit significant cash resources to the development and commercialisation of Antegren and to the other products in the Company’s development pipeline. The Company and Biogen Idec are conducting two, two-year Phase III trials evaluating Antegren in MS patients with relapsing-remitting forms of the disease. The Company and Biogen Idec have announced that they plan to file a BLA with the FDA and an application with the EMEA, in each case for approval to market Antegren as a treatment for MS. These plans and the receipt of necessary regulatory approvals could fail if unexpected data arises from the clinical trials or if other difficulties, delays or failures occur. In the event of the Company’s failure to successfully develop and commercialise Antegren, our business, financial condition, results of operations and prospects, including our ability to meet our liquidity requirements, could be materially adversely affected.

Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, its alternative uses of capital, its debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. As a result of this process, Elan has in the past and may in the future seek to raise additional capital, restructure or refinance its outstanding debt, repurchase Ordinary Shares or ADSs, repurchase its outstanding debt, consider the sale of interests in subsidiaries, marketable investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage its liquidity and capital resources. Any such actions or steps could be material. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, Elan may consider using available cash or raising additional capital, including the issuance of additional debt.

Shareholders’ Funds

Shareholders’ funds at 31 December 2003 decreased to $825.4 million from $1,460.0 million at 31 December 2002, a decrease of $634.6 million. This decrease was comprised principally of $815.4 million in retained loss for the year offset in part by the net proceeds of $165.4 million resulting from the completion of a private offering of 35 million Ordinary Shares in November 2003.

Capital Expenditures and Investment

The decrease in intangible fixed assets to $1,252.4 million at 31 December 2003 from $2,079.5 million at 31 December 2002 primarily reflects disposals of $495.2 million, impairments of $189.5 million and amortisation charges of $159.3 million. The decrease in tangible fixed assets to $372.2 million at 31 December 2003 from $459.3 million at 31 December 2002 primarily reflects the disposal of and impairments to assets as part of Elan’s recovery plan, along with the depreciation charge for the year. The decrease in non-current financial fixed assets to $407.9 million at 31 December 2003 from $734.6 million at 31 December 2002 primarily reflects impairment charges of $120.4 million and disposals/repayments of $250.1 million, offset by additions of $43.7 million. Elan’s capital expenditures during 2003 amounted to $34.8 million.

Elan believes that its current and planned manufacturing, research, product development and corporate facilities are adequate for its current and projected needs. Elan will use its resources to make such capital expenditures as are necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support Elan’s long term strategic objectives.

Post Balance Sheet Events

Sale of European business

On 12 February 2004, Elan announced the completion of the sale of its European sales and marketing business to Medeus, a new U.K. pharmaceutical company backed by Apax Partners Funds. Elan realised total consideration of approximately $120 million from this transaction (subject to adjustment for certain movements in indebtedness and working capital in the period to completion), which was previously announced on 23 December 2003. Approximately 180 employees of Elan’s European sales and marketing business have transferred their employment to Medeus. Separately, Elan completed the sale of certain rights to two products in the U.K. and Ireland for approximately $10 million during the first quarter of 2004.

Zonegran & Frova

On 30 March 2004, Elan announced an agreement with Eisai for the purchase of Elan’s interests in Zonegran in North America and Europe. On closing, Eisai will pay Elan consideration of up to $130.0 million for these interests, including inventory with an estimated value of approximately $26 million and the associated sales team of approximately 115 employees. In addition, Elan may earn future deferred purchase payments of up to $110.0 million, primarily contingent on when generic zonisamide is introduced in the U.S., and including up to $25.0 million contingent on receiving marketing approval for Zonegran in Europe. Elan will also receive additional deferred purchase payments on net sales of Zonegran in North America and Europe if certain additional conditions are met. Elan will be required to pay $17.0 million to Dainippon on closing for the assignment of the Zonegran North American and European licence agreements to Eisai. Elan will continue to manufacture Zonegran in all three dosage strengths of 25 mg, 50 mg, and 100 mg capsules in Athlone, Ireland. The transaction is subject to regulatory approvals, third party consents and other customary conditions, and is expected to close before the end of the second quarter of 2004.

Also on 30 March 2004, Elan announced an agreement with Vernalis for the termination of the development and licence agreements between Elan and Vernalis regarding Frova. Vernalis agreed to purchase Elan’s commercialisation rights in North America for Frova. Vernalis will pay Elan a total of approximately $55 million for rights to Frova in North America, comprising $5.0 million on closing; $20.0 million and $25.0 million on 31 December 2004 and 31 December 2005, respectively; and, no later than 31 December 2004, Elan will receive a payment for its Frova inventory, estimated at approximately $5 million. Vernalis intends to seek additional equity funding over the next twelve months to assist with the payments to Elan. Elan’s co-promotion agreement with UCB will be terminated at closing, and Elan will pay UCB approximately $10 million as a result of the termination. The completion of the transaction is subject to the approval of Vernalis’ shareholders, U.S. anti-trust clearance if required, third party consents and other customary conditions. The transaction is expected to close before the end of the second quarter of 2004.

U.S. GAAP

Elan’s financial statements have been prepared under Irish GAAP, which differs in certain significant respects from U.S. GAAP. The primary differences between Elan’s financial results under Irish and U.S. GAAP arise due to:

•	The accounting for the acquisition of Dura using acquisition (purchase) accounting under Irish GAAP and using pooling of interests (merger) accounting under U.S. GAAP;
•	The implementation of SAB 104 under U.S. GAAP which results in differences in the accounting for revenue between Irish and U.S. GAAP. SAB 104 does not apply under Irish GAAP;
•	The expensing of acquired in-process research and development (“IPR&D”) costs under U.S. GAAP, which amounts were capitalised under Irish GAAP; and
•

The consolidation of Elan Pharmaceutical Investments Ltd. (“EPIL”) and EPIL II under Irish GAAP. Under U.S. GAAP, EPIL (prior to March 2001) and EPIL II have not been consolidated, as they are qualifying special purpose entities within the meaning of SFAS No. 125 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS No. 125”), as grandfathered under

FINANCIAL REVIEW

SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). EPIL was a qualifying special purpose entity and was not consolidated under U.S. GAAP prior to March 2001. In March 2001, its qualifying status was terminated.

Net loss under Irish GAAP was $815.4 million for 2003 compared to a net loss of $535.4 million for 2003 under U.S. GAAP. This difference of $280.0 million primarily reflects:

•

Impairment charges of $112.8 million arising under Irish GAAP. These impairment charges did not arise under U.S. GAAP as such amounts were previously expensed as acquired IPR&D costs under U.S. GAAP in 1998 and 2000; and

•	Revenue of $100.9 million being recognised under U.S. GAAP which was previously recognised under Irish GAAP.

Shareholders’ equity at 31 December 2003 amounted to $825.4 million under Irish GAAP compared to $599.1 million under U.S. GAAP, primarily reflecting the carrying value under Irish GAAP of intangible assets that were previously expensed as acquired IPR&D costs under U.S. GAAP, and the deferral of revenue under U.S. GAAP due to the implementation of SAB 104.

For additional information regarding the material differences between Irish GAAP and U.S. GAAP, please refer to Note 33 to the Consolidated Financial Statements.

Restatement

In its 2002 Annual Report and Form 20-F, Elan restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III had been historically accounted for by Elan as a qualifying special purpose entity and was not, therefore, consolidated. In addition, in its 2002 Annual Report and Form 20-F, Elan adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay, an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. Under Irish GAAP, EPIL III had been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5. Therefore, the 2001 restatement did not affect Elan’s Irish GAAP financial information, including the Irish GAAP financial information contained in this Annual Report and Form 20-F. For additional information regarding the restatement and the adjustments, please refer to Note 33 to the Consolidated Financial Statements.

2003 Compared to 2002 (U.S. GAAP)

Total revenue for 2003 decreased by 34% to $746.0 million from $1,132.5 million for 2002.

Total revenue under U.S. GAAP was lower than under Irish GAAP by $16.1 million for 2003 and by $200.5 million for 2002. Product revenue under U.S. GAAP was $647.0 million for 2003 (2002: $781.8 million), compared to $712.6 million (2002: $1,204.5 million) under Irish GAAP. Contract revenue under U.S. GAAP was $99.0 million (2002: $350.7 million), compared to $49.5 million (2002: $128.5 million) under Irish GAAP.

For 2003, the $65.6 million difference between product revenue under Irish GAAP and U.S. GAAP arose principally due to the reclassification out of product revenue under U.S. GAAP of revenues from discontinued operations of $114.8 million (2002: $322.6 million), offset by the release of deferred product revenue under U.S. GAAP of $44.5 million net of related intangible assets of $2.2 million related to Avinza, Actiq and nifedipine. This revenue was recognised under Irish GAAP in 2002 on disposal of the product rights related to these products while under U.S. GAAP Elan is recognising this revenue over the periods it is committed to provide services to the purchasers of the products. Elan provides these services at fair value. Elan recognised $37.6 million of product revenue under U.S. GAAP from disposal of these product rights in 2002, net of related intangible assets of $6.1 million. Elan recognised $154.7 million of product revenue under Irish GAAP from the disposal of these product rights in 2002, net of related intangible assets of $38.9 million. The amounts of deferred revenue under U.S. GAAP for Avinza, Actiq and nifedipine are $71.7 million, $Nil and $31.5 million, respectively, at 31 December 2003.

Contract revenue was higher under U.S. GAAP than under Irish GAAP for both 2003 and 2002 due principally to the impact of SAB 104. The total difference in contract revenue between U.S. GAAP and Irish GAAP was $49.5 million for 2003 (2002: $222.2 million). This primarily relates to the deferral and amortisation of up-front licence fees under U.S. GAAP, where such amounts were recognised upon receipt by Elan in prior periods under Irish GAAP. For 2003, Elan recorded contract revenue related to the amortisation of up-front licence fees under U.S. GAAP of $49.5 million (2002: $234.7 million), compared to licence fees recorded under Irish GAAP of $Nil (2002: $7.1 million).

For additional information on the differences related to revenue recognition between Irish GAAP and U.S. GAAP, please refer to Note 33g to the Consolidated Financial Statements.

Other charges for 2003 were $316.3 million and principally comprised of investment and guarantee related charges of $136.5 million, net gains on divestment of businesses of $267.8 million and recovery plan and other significant charges of $449.2 million. The net gain on the divestment of businesses relates primarily to the gain of $264.4 million in relation to the divestment of the primary care franchise to King. Other charges of $449.2 million includes $297.6 million in relation to the purchase of royalty rights, $67.7 million for the impairment of tangible and intangible assets and $16.8 million for the EPIL II and EPIL III waiver fee.

Other charges of $2,168.9 million for 2002 were principally comprised of investment and guarantee related charges of $1,443.0 million and recovery plan related and other charges of $763.6 million. Other charges of $763.6 million include $493.6 million for the impairment of tangible and intangible assets and $121.0 million in relation to the repurchase of royalty rights.

Net loss after other charges in 2003 was $535.4 million compared to net loss of $2,362.3 million in 2002. This decrease primarily reflects a decline in revenue and the impact of other charges.

2002 Compared to 2001 (U.S. GAAP)

Total revenue for 2002 decreased by 30% to $1,132.5 million from $1,606.6 million for 2001.

Total revenue under U.S. GAAP was lower than under Irish GAAP by $200.5 million for 2002 and by $134.1 million for 2001. Product revenue under U.S. GAAP was $781.8 million for 2002 (2001: $1,185.3 million), compared to $1,204.5 million (2001: $1,407.0 million) under Irish GAAP. Contract revenue under U.S. GAAP was $350.7 million (2001: $421.3 million), compared to $128.5 million (2001: $333.7 million) under Irish GAAP.

For 2002, the $422.7 million difference between product revenue under Irish GAAP and U.S. GAAP arose principally due to the reclassification out of product revenue under U.S. GAAP of revenues from discontinued operations of $322.6 million (2001: $255.9 million) and also the deferral under U.S. GAAP of $117.1 million of product revenue related to the disposals of certain rights related to Avinza, Actiq and nifedipine. Under U.S. GAAP Elan deferred and amortised this revenue as it committed to provide services to the purchasers. For example, Elan manufactures Avinza and nifedipine. Elan recognised $37.6 million of product revenue under U.S. GAAP from disposal of these product rights in 2002, net of related intangible assets of $6.1 million. Elan recognised $154.7 million of product revenue under Irish GAAP from the disposal of these product rights in 2002, net of related intangible assets of $38.9 million. The amounts of deferred revenue under U.S. GAAP for Avinza, Actiq and nifedipine were $96.7 million, $12.7 million and $40.5 million, respectively, at 31 December 2002.

Contract revenue was higher under U.S. GAAP than under Irish GAAP for both 2002 and 2001 due to the impact of SAB 104. The total difference in contract revenue between U.S. GAAP and Irish GAAP was $222.2 million for 2002 (2001: $87.6 million). This primarily relates to the deferral and amortisation of up-front licence fees under U.S. GAAP, where such amounts were recognised upon receipt by Elan in prior periods under Irish GAAP. For 2002, Elan recorded contract revenue related to the amortisation of up-front licence fees under U.S. GAAP of $234.7 million (2001: $287.2 million), compared to licence fees recorded under Irish GAAP of $7.1 million (2001: $173.6 million).

For additional information on the differences related to revenue recognition between Irish GAAP and U.S. GAAP, please refer to Note 33g to the Consolidated Financial Statements.

Other charges of $2,168.9 million for 2002 were principally comprised of investment and guarantee related charges of $1,443.0 million and recovery plan related and other charges of $763.6 million. Other charges of $763.6 million include $493.6 million for the impairment of tangible and intangible assets and $121.0 million in relation to the repurchase of royalty rights.

Other charges of $347.8 million for 2001 were principally comprised of investment related charges of $24.5 million, asset write-downs of $210.4 million and rationalisation, integration and similar costs of $120.5 million. Asset write-downs primarily related to Ceclor CD and Naprelan.

FINANCIAL REVIEW

Net loss after other charges in 2002 was $2,362.3 million compared to net income of $268.9 million in 2001. This decrease primarily reflects a decline in revenue and the impact of other charges.

Cash Flow (U.S. GAAP)

In accordance with Irish GAAP, Elan complies with FRS No. 1, “Cash Flow Statements” (“FRS 1”). Its objective and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows” (“SFAS No. 95”). The principal difference between the standards is in respect of classification. Under FRS 1, the Group has presented its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS No. 95. In addition, under FRS 1, cash and liquid resources include short term borrowings repayable on demand. SFAS No. 95 requires movements in such borrowings to be included in financing activities.

For the purposes of cash flows under U.S. GAAP the Group considers all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Under Irish GAAP, cash represents cash held at bank available on demand, offset by bank overdrafts. Liquid resources comprise bank fixed deposits with maturities of greater than one day.

Cash balances held by EPIL (prior to March 2001) and EPIL II have been included in cash and liquid resources under Irish GAAP as these entities have been consolidated under Irish GAAP. As the entities have not been consolidated subsidiaries under U.S. GAAP, their cash balances have not been included in cash and cash equivalents under U.S. GAAP. In 2003, under U.S. GAAP, there were marketable investments of $Nil (2002: $22.7 million) whose maturity was greater than three months. These were treated as liquid resources under Irish GAAP as they were readily convertible into cash and were traded in an active market.

2003

Cash and cash equivalents decreased by $206.4 million. Net cash outflow from operating activities was $512.9 million. Included in cash flow from operating activities was an outflow of $227.9 million from changes in assets and liabilities. Cash outflows from working capital in 2003 primarily relate to a decrease in accruals as a result of the completion of the recovery plan, and a reduction in debt interest accruals mainly due to payment of accrued interest on LYONs.

Cash inflow from investing activities was $469.7 million. Proceeds of $546.9 million were received for business disposals, mainly relating to the primary care franchise. Proceeds from the sale of investments and marketable securities were $338.3 million and proceeds from tangible asset disposals amounted to $27.9 million. Proceeds of $46.1 million were received from the disposal of subsidiaries, mainly relating to Elan Transdermal Technologies (“ETT”). Offsetting these inflows were amounts of $144.8 million for purchases of intangible assets, purchases of investments and marketable securities of $13.9 million and additions to tangible assets of $33.7 million. Cash outflows also included payments of $297.6 million made to acquire product royalty rights from Pharma Operating.

Financing cash outflows amounted to $175.7 million, primarily reflecting a cash outflow of $687.5 million on the repurchase of the LYONs (a further $115.9 million related to the LYONs repurchase is included as interest paid within operating activities); offset by inflows from the proceeds from the sale of share capital of $167.9 million and from the issuance of 6.5% Convertible Notes of $443.9 million (net of financing costs of $16.1 million).

2002

Cash and cash equivalents decreased by $585.5 million in 2002. Net cash of $148.3 million was generated from operating activities. Included in cash flow from operating activities for 2002 was $195.0 million from proceeds of the product disposal programme entered into as part of the recovery plan, consisting of $100.0 million received from Ligand in relation to Avinza, $45.0 million received from Watson in relation to nifedipine, and $50.0 million received from Anesta in relation to Actiq.

Cash outflows from investing activities were $63.1 million. This amount included $315.5 million for purchases of intangible assets; purchases of investments and marketable investment securities of $200.8 million and purchases of tangible assets of $170.2 million. Also included was a payment of $121.0 million to acquire the royalty rights held by Autoimmune. Cash inflows from the disposal of tangible and intangible assets were $8.6 million and $9.4 million, respectively. Disposals of investments and marketable investment securities resulted in a cash inflow of $283.3 million including $38.5 million on the redemption of the Autoimmune investment and $9.3 million from the sale of EPIL III assets in connection with the repayment of EPIL III debt. Cash of $361.3 million was received in 2002 primarily from the disposal of the Abelcet business. Cash received for the disposal of the remaining holding in Athena Diagnostics (approximately 80%) was $81.8 million; approximately 20% of Athena Diagnostics was disposed in 2001 for $41.9 million.

Financing cash outflows amounted to $681.9 million, primarily reflecting an outflow of $325.0 million on the repayment of the Revolving Credit Facility, a cash outflow of $160.0 million in connection with the maturity of the EPIL III Series A Guaranteed Notes, and repayment of the 3.5% Convertible Notes in the amount of $62.6 million. Financing cash outflows also included a cash outflow of $126.9 million on the repurchase of approximately 19% of the LYONs (a further $22.9 million related to this LYONs repurchase is included as interest paid within operating activities). Financing cash inflows of $148.0 million reflect the proceeds received in June 2002 by Shelly Bay from borrowings under a three month bank facility. The $148.0 million was repaid in September 2002.

EPIL II

Under U.S. GAAP, EPIL II has not been consolidated as a subsidiary of Elan. Elan has provided a direct guarantee to the holders of the loan notes of EPIL II for the repayment of the loan notes and the payment of any unpaid interest. In the event that EPIL II does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan guarantee.

For additional information on the guarantee provided by Elan to the noteholders of EPIL II, please refer to Notes 15 and 33h to the Consolidated Financial Statements.

Inflation

Inflation had no material impact on Elan’s operations during the year.

Treasury Policy

Elan uses derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. Elan does not enter into derivative financial instruments for trading or speculative purposes. The treasury function operates within strict terms of reference which have been approved by Elan’s board of directors.

Exchange Risk

Elan is a multinational business operating in many countries. The U.S. dollar is the primary currency in which Elan conducts its business. The U.S. dollar is used for planning and budgetary purposes and as the currency for financial reporting. Elan has revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. The Group manages its non-U.S. dollar foreign exchange risk through derivative financial instruments.

The U.S. dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which Elan is exposed are movements in the exchange rates of the U.S. dollar against the Euro, Sterling, Swiss Franc and Japanese Yen. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

During 2003, average exchange rates were U.S.$1.1322 = EUR1. Elan sells U.S. dollars to buy Euro for costs incurred in Euro. The recent strengthening of the Euro against the U.S. dollar will result in a higher reported cost related to Elan’s Euro cost base in 2004 compared to 2003.

All derivative contracts entered into are in liquid markets with credit approved counterparties. At 31 December 2003, Elan had not entered into any forward foreign exchange contracts or foreign currency options.

For additional information regarding foreign exchange risk, please refer to Note 21 to the Consolidated Financial Statements.

Interest Rate Risk

Elan’s liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate risk is mainly confined to the variability of returns on investment funds as the majority of Elan’s debt is fixed rate. The Group’s exposure to interest rate risk is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, the Company can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

For additional information regarding interest rate risk, please refer to Note 21 to the Consolidated Financial Statements.

FINANCIAL REVIEW

Credit Risk

Elan’s treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. Elan does not believe that it has a significant exposure to any one financial counterparty.

Elan does not currently transact significant business in countries that are subject to major political and economic uncertainty. As a result, Elan is not materially exposed to any sovereign risk or payment difficulties.

Liquidity Risk

For additional information regarding liquidity risk and for sensitivity analysis information, please refer to Note 21 to the Consolidated Financial Statements.

Equity Price Risk (U.S. GAAP)

Elan is exposed to equity price risks primarily on its available for sale securities which consist of equity investments in quoted companies. At 31 December 2003, available for sale securities had a fair value of $173.2 million and had a cost of $86.1 million. These investments are primarily in emerging pharmaceutical and biotechnology companies. A 10% adverse change in equity prices would result in an approximate $17 million decrease in the fair value of Elan’s available for sale equity securities.

International Financial Reporting Standards

Under current European proposals, the Group will be required to adopt International Financial Reporting Standards (“IFRSs”) and International Accounting Standards (“IASs”) in the preparation of its Consolidated Financial Statements from 2005 onwards. The international standard setter, the International Accounting Standards Board (“IASB”), has undertaken an extensive exercise to develop new standards and improve existing ones.

In order to manage the transition of financial reporting from Irish GAAP to international accounting, the Company has completed initial assessments of the impact on its results and net assets. Some of the principal policy and disclosure changes required under IFRS are set out below.

Business combinations, intangible assets and goodwill

The more significant policy changes resulting from the transition to IFRS include:

•	Replacement of goodwill amortisation with an annual impairment test; and
•	A broader definition of “intangible assets” to be recognised at acquisition.

Financial instruments

The adoption of IAS 32 and 39 (revised) will require all derivatives to be recognised on the balance sheet at fair value. Subsequent changes in fair values are either taken to equity, if the criteria for hedge accounting are met, or to the income statement. Previously, derivatives qualifying as hedges in accordance with Irish GAAP have been held off balance sheet and the fair value disclosed within a note to the financial statements. Any derivatives embedded within the terms of contractual commitments that are not considered closely related to the underlying host contract will also be separately identified and fair valued.

Deferred tax

Deferred tax is to be recognised at acquisition as part of the fair value exercise and will be provided on some balances previously excluded from provision under Irish rules such as revaluations and fair value adjustments.

Employee benefit schemes: post-retirement and share option remuneration

IAS 19 requires companies to recognise the full deficit (or surplus) of defined benefit pension schemes on the balance sheet, but permits a choice whereby companies can choose to either defer actuarial gains or losses within a defined range (the corridor approach) or, as expected in any revised IAS, can recognise all actuarial gains or losses directly through equity.

Under IFRS, options granted by the Group to employees are to be fair valued at grant date using an option pricing model and charged through the income statement over the vesting period of the options.

Presentation and disclosure of financial information

The transition to an international accounting framework will give rise to an increase in certain disclosures to the financial statements. There will also be some presentational changes. For example, the existing international accounting framework has no direct equivalent of the Irish GAAP performance statement “statement of total recognised gains and losses”. Financial statements will disclose a detailed reconciliation of reserve movements for the current year, with comparatives.

DIRECTORS’ REPORT

Introduction

The directors submit their Annual Report, together with the audited financial statements of Elan, for the year ended 31 December 2003.

Review of the Development of the Business

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, autoimmune diseases and severe pain. Elan’s shares trade on the New York, London and Irish Stock Exchanges.

Elan Corporation, plc is the parent company of a group of subsidiaries whose principal activities are described in the Operating and Financial Reviews on pages 4 to 69 of this report.

Information on legal proceedings pending against Elan is contained in Note 25 to the Consolidated Financial Statements.

Post Balance Sheet Events

For additional information on post balance sheet events, please refer to Note 29 to the Consolidated Financial Statements.

Research and Development

During the year ended 31 December 2003, Elan’s expenditure on research and development, including exceptional items, amounted to $331.4 million compared to $517.3 million, including exceptional items, for the year ended 31 December 2002.

Financial Results and Dividends

The results for the year are set out beginning on page 85 of this Annual Report. The directors do not propose the payment of a dividend.

Presentation of Financial Statements

This Annual Report and Form 20-F is a requirement for foreign companies with securities registered with the SEC. For the year ended 31 December 2003, the Company has continued to prepare one Annual Report meeting the reporting requirements of the Company pursuant to Irish company law, the listing rules of the Irish Stock Exchange and the United Kingdom Listing Authority (the “Listing Rules”), and the rules and regulations of the SEC in the United States.

Health and Safety

The well being of the Company’s employees is safeguarded through the strict adherence to health and safety standards. The Safety, Health and Welfare at Work Act, 1989, imposes certain requirements on employers and the Company has taken the necessary action to ensure compliance with the Act, including the adoption of a safety statement.

Directors

Under the terms of the Company’s articles of association, one-third of the directors or, if their number is not a multiple of three, then the number nearest to one-third shall retire from office at each annual general meeting. The effect of this provision is that all of the Company's directors retire no less than every third year and, occasionally, after two years. In accordance with Elan’s Articles of Association, Mr Boushel, Mr McLaughlin, Dr Selkoe, Mr Thornburgh and Mr Groom hereby retire, and being eligible, offer themselves for re-election.

Directors’ Interests

The beneficial interests of those persons who were directors and secretary of Elan at the year end, including their spouses and children under eighteen years of age, in the Ordinary Shares of the Company were as follows:

	Ordinary Shares; Par Value 5 Euro Cents Each		Options and Warrants to Purchase Ordinary Shares; Par Value 5 Euro Cents Each

	At 31 December 2003	At 31 December 2002	At 31 December 2003	At 31 December 2002

Garo H. Armen, PhD.	270,000	170,000	1,025,000	587,000
Brendan E. Boushel	838,698	838,698	25,000	47,000
Laurence G. Crowley	—	—	37,000	37,000
William F. Daniel	50,000	15,000*	326,000	342,000
Alan R. Gillespie, C.B.E. PhD.	120,000	—	37,000	37,000
Ann Maynard Gray	3,500	3,500	5,000	5,000
John Groom	510,000	510,000	316,720	343,720
G. Kelly Martin	257,500	42,500*	2,000,000	—
Kieran McGowan	1,200	1,200	15,000	15,000
Kevin M. McIntyre, MD.	179,356	179,356	25,000	42,000
Kyran McLaughlin	—	—	15,000	15,000
Dennis J. Selkoe, MD.	163,175	163,175	108,648	108,648
Richard L. Thornburgh	200	200	37,000	37,000
Daniel P. Tully	177,548	137,548	15,000	15,000

*	At date of appointment to the board on 4 February 2003

The following changes in directors’ interests occurred between 31 December 2003 and 31 March 2004. On 10 March 2004, options to purchase ordinary shares were granted to the following directors: Mr Martin 60,000 options; Dr Armen 50,000 options; Mr Boushel, Mr Crowley, Dr Gillespie, Ms Gray, Mr Groom, Mr McGowan, Dr McIntyre, Mr McLaughlin, Dr Selkoe, Mr Thornburgh and Mr Tully 40,000 options each and Mr Daniel 30,000 options.

As more fully described in Note 20 to the Consolidated Financial Statements, Elan previously issued 1,250,000 Series B Warrants (the “Series B Warrants”) in connection with the Neuralab Limited (“Neuralab”) offering (the “Neuralab Offering”). These expired on 14 January 2003. Mr Boushel, Mr Daniel, Dr McIntyre and Mr Groom held a total of 21,500 Series B Warrants, exercisable for an aggregate of 43,000 ADSs, which are included in the table above at 31 December 2002. All such Series B Warrants expired unexercised in January 2003.

DIRECTORS’ REPORT

Directors’ Options

	At 1 January 2003	Granted	Expired	At 31 December 2003	Weighted Average Subscription Price of Options Outstanding At 31 December 2003

Garo H. Armen, PhD.	587,000	450,000	12,000	1,025,000	3.68
Brendan E. Boushel	37,000	—	12,000	25,000	32.07
Laurence G. Crowley	37,000	—	—	37,000	26.31
William F. Daniel*	341,000	6,000	21,000	326,000	17.49
Alan R. Gillespie, C.B.E. PhD	37,000	—	—	37,000	26.31
Ann Maynard Gray	5,000	—	—	5,000	54.85
John Groom	316,720	—	—	316,720	17.87
G. Kelly Martin*	—	2,000,000	—	2,000,000	4.56
Kieran McGowan	15,000	—	—	15,000	35.49
Kevin M. McIntyre, MD.	37,000	—	12,000	25,000	32.07
Kyran McLaughlin	15,000	—	—	15,000	35.49
Dennis J. Selkoe, MD.	108,648	—	—	108,648	16.91
Richard L. Thornburgh	37,000	—	—	37,000	26.31
Daniel P. Tully	15,000	—	—	15,000	35.49

*	Appointed to the board on 4 February 2003

No options were exercised during the year ended 31 December 2003. Options outstanding at 31 December 2003 are exercisable at various dates between January 2004 and November 2013. The closing market price at 31 December 2003, on the New York Stock Exchange (“NYSE”), of the Company’s ADSs was $6.89. During the year ended 31 December 2003, the closing market price ranged from $2.33 to $8.46 per ADS.

Directors’ Remuneration

	Year Ended 31 December

Executive Directors:	2003 Salary/Fees $	2003 Annual Bonus $	2003 Pension	2003 Benefit In Kind $	2003 Total $	2002 Total $

G. Kelly Martin	702,854	800,000	6,000	71,686	1,580,540	—
William Daniel	266,666	150,000	29,767	17,758	464,191	—
Donal Geaney(1)	—	—	—	—	—	1,214,684
Thomas Lynch(1)	—	—	—	—	—	962,875
Total	969,520	950,000	35,767	89,444	2,044,731	2,177,559
Average number of executive directors					2	2

(1)

Mr Geaney received a total bonus of $1.0 million in respect of 2001, of which $360,000 was paid in 2001 and disclosed in the 2001 Annual Report and Form 20-F and the balance of $640,000 was paid in 2002. Mr Lynch received a bonus of $500,000 in 2002 in respect of 2001.

On 9 July 2002, Mr Geaney and Mr Lynch resigned as chairman and vice-chairman of the board, respectively, as well as from their respective positions as officers of Elan. Under the terms of the agreements signed on 9 July 2002, Mr Geaney and Mr Lynch will continue as employees of Elan as senior advisers to the chairman until 31 July 2004 at their then current base salaries and shall be entitled to continue to receive the pension and other benefits to which they were then entitled. They are not entitled to any future bonuses. The remuneration paid to them after 9 July 2002 is shown under payments to former directors below.

	Year Ended 31 December

	2003 Fees $	2003 Annual Bonus $	2003 Pension $	2003 Benefit in Kind $	2003 Total $	2002 Total $

Non-Executive Directors:
Garo H. Armen, PhD.	240,000	—	—	—	240,000	62,500
Brendan E. Boushel	40,000	—	—	—	40,000	50,000
Laurence G. Crowley	65,000	—	—	—	65,000	65,000
Alan R. Gillespie, C.B.E. PhD.	53,859	—	—	—	53,859	46,250
Ann Maynard Gray	77,500	—	—	—	77,500	58,750
John Groom	140,000	—	100,000	—	240,000	240,000
Kieran McGowan	65,000	—	—	—	65,000	58,750
Kevin M. McIntyre, MD.	60,000	—	—	—	60,000	70,000
Kyran McLaughlin	85,000	—	—	—	85,000	68,750
Dennis J. Selkoe, MD.	65,000	—	—	—	65,000	100,000
Richard L. Thornburgh	60,000	—	—	—	60,000	56,250
Daniel P. Tully	77,500	—	—	—	77,500	58,750
Total	1,028,859	—	100,000	—	1,128,859	935,000

Average number of non-executive directors					12	12

On 12 February 2002, Elan entered into a consultancy agreement with Mr Groom. On 1 April 2002, EPI entered into a consultancy agreement with Dr Selkoe. Dr Selkoe is also a party to a consultancy agreement with Athena Neurosciences. For additional information regarding these consultancy agreements, please refer to “Service Contracts” in this Directors’ Report.

Dr Selkoe received $25,000 and $50,000 from Elan in 2003 and 2002, respectively, under consultancy agreements. Mr Groom received $200,000 in 2002 under a consultancy agreement. Effective 1 July 2003, the consultancy agreement was cancelled and the Company and Mr Groom entered into a pension agreement of $200,000 per annum payable until 16 May 2008.

	2003 Total $	2002 Total $

Payments to Former Directors:
James Balog	—	20,000
Donal Geaney (1)	1,122,082	554,684
Thomas Lynch (1)	899,955	442,875
Donald Panoz	160,000	160,000
Nancy Panoz	25,000	25,000

	2,207,037	1,202,559

(1)

As explained above, Mr Geaney and Mr Lynch resigned as chairman and vice chairman on 9 July 2002. Their remuneration for 2002 is split between amounts paid to them as executive directors (see page 72) and as former directors above. The total amounts paid to Mr Geaney and Mr Lynch in respect of 2002 were $1,769,368 and $1,405,750 respectively.

DIRECTORS’ REPORT

Board of Directors and Senior Management of the Company

Directors

Garo H. Armen, PhD (51) was appointed a director of Elan in February 1994 and was appointed chairman of Elan in July 2002. He has been chairman and chief executive officer of Antigenics, Inc. (“Antigenics”) since its initial public offering in February 2000 and held the same positions in its predecessor, Antigenics, LLC since its formation in 1994. Previously, Dr Armen was with Dean Witter Reynolds as a senior vice president of research and with E.F. Hutton & Company as first vice president, research.

Brendan E. Boushel (73) was appointed a director of Elan in January 1980. From 1966 until his retirement in 1994, Mr Boushel was a partner in the Irish law firm of T.T.L. Overend McCarron & Gibbons. Mr Boushel also holds a number of private company directorships.

Laurence G. Crowley (67) was appointed a director of Elan in March 1996. He is governor (chairman) of the Bank of Ireland. He is presently chairman of PJ Carroll & Co. and is a director of a number of private companies.

William F. Daniel (1) (52) was appointed a director of Elan in February 2003. He has served as the Company’s secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr Daniel was financial director of Xtravision, plc.

Alan R. Gillespie, C.B.E. PhD (53) was appointed a director of Elan in March 1996. He is chairman of Ulster Bank Limited. From November 1999 until November 2002, he was chief executive officer of CDC Group, plc and was previously a managing director of Goldman Sachs International.

Ann Maynard Gray (58) was appointed a director of Elan in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc. Ms Gray is a director of Duke Energy Corporation and The Phoenix Companies, Inc., and is a trustee of J.P. Morgan Funds.

John Groom (65) was appointed a director of Elan in July 1996 and served as president and chief operating officer from then until his retirement in January 2001. Mr Groom was president, chief executive officer and director of Athena Neurosciences prior to its acquisition by Elan in 1996. Mr Groom serves on the boards of Neuronyx Inc., Ligand, CV Therapeutics and Amarin.

Kieran McGowan (60) was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of IDA Ireland. He is chairman of the Governing Authority of University College Dublin and is a director of CRH, plc, Irish Life and Permanent, plc, United Drug, plc, Enterprise Ireland, An Post National Lottery Company Ltd., and a number of private companies.

Kevin M. McIntyre, MD (68) was appointed a director of Elan in February 1984. He is an associate clinical professor of medicine at Harvard Medical School and has served as a consultant to the National Academy of Sciences.

Kyran McLaughlin (59) was appointed a director of Elan in January 1998. Since 1985, he has been head of equities and corporate finance at Davy Stockbrokers, Ireland’s largest stockbroker firm. He is a director of Ryanair Holdings, plc and is a director of a number of private companies.

G. Kelly Martin(1) (45) was appointed a director of Elan in February 2003 following his appointment as president and chief executive officer. He was formerly president of the International Private Client Group and a member of the executive management and operating committee of Merrill Lynch & Co., Inc. He spent over 20 years at Merrill Lynch & Co., Inc. in a broad array of operating and executive responsibilities on a global basis.

Dennis J. Selkoe, MD (60) was appointed a director of Elan in July 1996, following Elan’s acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr Selkoe was a founder of, and consultant to, Athena Neurosciences. Dr Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Disease at The Brigham and Women’s Hospital.

The Honorable Richard L. Thornburgh (71) was appointed a director of Elan in March 1996. He served as governor of Pennsylvania for two terms and as attorney general of the United States from 1988 to 1991. He is presently of counsel to the law firm of Kirkpatrick & Lockhart LLP in Washington, D.C. He was appointed lead independent director of the Company in May 2002.

Daniel P. Tully (72) was appointed a director of Elan in February 1999. He is a chairman emeritus of Merrill Lynch & Co., Inc., where he served as chairman of the board from 1993 to 1997, and was its chief executive officer from 1992 to 1996. He served as vice chairman of the NYSE from 1994 to 1995, vice chairman of the American Stock Exchange from 1984 to 1986 and chairman of the board of governors of the National Association of Securities Dealers from 1996 to 1997.

Officers serve at the discretion of the board of directors. Directors of Elan are compensated with fee payments and stock options (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.

(1)        Member of executive management committee.

Senior Management

Paul Breen(1) (47) is executive vice president, global services and operations. He joined Elan in July 2001. Prior to joining Elan, he was vice president and joint managing director of Pfizer Pharmaceuticals Ireland. Prior thereto, he was vice president and managing director of Warner-Lambert Company’s Irish operations.

Nigel Clerkin (30) was appointed senior vice president, finance and group controller in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also the Company’s principal accounting officer. Mr Clerkin is a chartered accountant and a graduate of Queen’s University Belfast.

Shane Cooke(1) (41) joined Elan as executive vice president and chief financial officer in July 2001. Prior to joining Elan, Mr Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr Cooke is a chartered accountant and a graduate of University College Dublin.

Jean Duvall (1) (42) was appointed executive vice president and general counsel in May 2003, having held a number of senior legal positions at Elan, most recently senior vice president, legal affairs of EPI. Prior to joining Athena Neurosciences in 1994, she held positions at Alza Corporation and at the law firm of Morgan and Finnegan.

Lars Ekman,(1) MD, PhD (54) was appointed executive vice president and president, global R&D and corporate strategy for Elan in June 2003. Previously, Dr Ekman held the position of president, research and development since joining the company in January 2001. Prior to joining Elan, he was evp, research and development at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden.

Arthur Falk, PhD (59) joined Elan as executive vice president, corporate compliance, in May 2001. Dr Falk has 30 years experience in analytical research, quality and compliance within the pharmaceutical industry. Prior to joining Elan, he was the vice president, corporate quality, safety and environmental affairs and managing compliance officer for the worldwide operations of the Warner-Lambert Company.

Jack Laflin (56) joined Elan as executive vice president, human resources, in January 2003. Mr Laflin was most recently vice president, human resources, at Invensys, plc based in London. Prior thereto, he held senior positions in Kulicke and Soffa Industries, Inc, ALG Group, Harris Corporation and with the General Electric Company.

Ivan Lieberburg, MD, PhD (54) is executive vice president and chief medical officer of Elan, where he has held a number of senior positions, most recently senior vice president of research. Prior to joining Athena Neurosciences in 1987, Dr Lieberburg held faculty positions at the Albert Einstein College of Medicine and Mt. Sinai School of Medicine in New York.

No director or officer has a family relationship with any other director or officer.

(1)        Member of executive management committee.

Compensation of Directors and Officers

For the year ended 31 December 2003, all executive officers and directors as a group (19 persons) received total compensation of $7.2 million.

DIRECTORS’ REPORT

Elan reimburses officers and directors for their actual business-related expenses. For the year ended 31 December 2003, an aggregate of $0.3 million was set aside or accrued by Elan to provide pension, retirement and other similar benefits for directors and officers. Elan maintains certain health and medical benefit plans for its employees in which Elan’s officers participate along with other employees generally.

For additional information on pension benefits for Elan employees, please refer to Note 28 to the Consolidated Financial Statements, and to pages 174 to 176.

Transactions with Directors

There were no transactions with directors during the year ended 31 December 2003 other than as outlined in Note 27 to the Consolidated Financial Statements.

Significant Shareholdings

As of 31 December 2003, Capital Research and Management Company (“Capital Research”) owned 45,382,000 Elan ADSs representing approximately 11.7% of the issued share capital of the Company. Capital Research held approximately 11.6% and 9% of the share capital of the Company at 31 December 2002 and 2001 respectively. Fidelity Management and Research Company (“Fidelity Management”) held approximately 5% of the issued share capital of the Company at 31 December 2001. At 31 March 2004, Fidelity Management had increased their shareholding to 31,486,620 ADSs representing approximately 8.1% of the issued share capital. Save for these interests, the Company is not aware of any person who, directly or indirectly, holds 3% or more of the issued share capital. Neither Capital Research nor Fidelity Management have voting rights different from other shareholders.

The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares at 31 March 2004 by all directors and officers of Elan as a group (either directly or by virtue of ownership of Elan ADSs):

Name of Owner or Identity of Group	No. of Shares	Percent of Class(1)

All directors and officers as a group (18 persons)(2)	5.6 million	1.4%

(1)

Based on 388.7 million Ordinary Shares outstanding on 31 March 2004 and 3.0 million Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group as of 31 March 2004.

(2)	Includes 3.0 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers of Elan as a group as of 31 March 2004.

No options were exercised by executive officers during the year ended 31 December 2003. Options outstanding at 31 December 2003 are exercisable at various dates between January 2004 and November 2013.

There were no options exercised by executive officers to acquire Elan ADSs in the period from 31 December 2003 to 31 March 2004.

Elan, to its knowledge, is not directly or indirectly owned or controlled by another entity or by any government. Elan does not know of any arrangements, the operation of which might result in a change of control of Elan.

Statement of Directors’ Responsibilities

The following statement, which should be read in conjunction with the Auditors’ Report set out on pages 83 and 84 of this Annual Report, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

Irish company law requires the directors to ensure that financial statements are prepared for each financial year which give a true and fair view of the state of affairs of Elan Corporation, plc and of the Group and of the profit or loss for that year.

With regard to the financial statements on pages 85 to 178 of this Annual Report, the directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:

•	Suitable accounting policies have been selected and applied consistently;
•	Judgements and estimates that are reasonable and prudent have been made; and
•	Applicable accounting standards have been followed.

The directors have a responsibility for ensuring that proper books of account are kept which disclose with reasonable accuracy at any time the financial position of the Group and of Elan Corporation, plc and which enable them to ensure that the financial statements comply with the Companies Acts (the “Companies Acts”), 1963 to 2003, and all regulations to be construed as one with those Acts. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Service Contracts

Save as set out below, there are no service contracts in existence between any of the directors and Elan.

•

On 1 July 2003, Elan entered into a pension agreement with Mr Groom, a director of Elan, whereby Elan shall pay a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles in Elan and in Athena Neurosciences, Inc.

•

On 7 January 2003, Elan and EPI entered into an agreement with Mr Martin such that Mr Martin was appointed president and chief executive officer of Elan effective 3 February 2003. Mr Martin’s annual salary under this agreement is $798,000. He is eligible for an annual bonus in a target amount equal to his salary depending on the achievement of established performance goals. Mr Martin was granted an initial option to purchase 1,000,000 Ordinary Shares with an exercise price of $3.85 and vesting in three equal instalments on 31 December 2003, 31 December 2004 and 31 December 2005. In accordance with the terms of his contract, in October 2003, Mr Martin was granted an additional option to purchase 1,000,000 Ordinary Shares with an exercise price of $5.28, equal to the fair market value of the shares on the date of grant, vesting on the same basis and dates as the initial option grant.

Commencing in 2004, Mr Martin will be considered for additional option grants during the term of the agreement consistent with Elan’s annual option grant practices.

The agreement continues until 31 December 2005 and can be extended for a further year on each anniversary of that date thereafter unless 90 days notice is given by Elan or Mr Martin prior to the applicable anniversary date. In general, if Mr Martin’s employment is involuntarily terminated (other than for cause or disability) or Mr Martin leaves for good reason, Elan will continue to pay his salary and target bonus for the following two years and his outstanding options will immediately accelerate and remain outstanding for the following two years. If, during the first two years of the agreement, Elan undergoes a change in control and Mr Martin is involuntarily terminated, then Mr Martin will receive the benefits outlined in the preceding sentence and a lump sum payment in an amount equal to $5.0 million if the change of control occurs in the first year of the term, or $3.0 million if it occurs in the second year of the term.

Mr Martin is eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

•

On 1 July 1986, Athena Neurosciences entered into a consultancy agreement with Dr Selkoe whereby Dr Selkoe agreed to provide certain consultancy services in the field of AD for a fee to be fixed annually, together with the reimbursement for all reasonable travel and other expenses incurred. The consultancy agreement renews automatically, unless notice of termination is provided 60 days prior to the anniversary date. No such notice has been provided.

•

On 1 April 2002, EPI entered into a consultancy agreement with Dr Selkoe whereby Dr Selkoe agreed to provide certain consultancy services, including services in the field of immunological approaches to the treatment of AD for a period of one year for a fee not to exceed $12,000.

Accounting Records

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at its office in Monksland, Athlone, County Westmeath, Ireland.

Directors’ Report

Political Donations

There were no political contributions which require disclosure under the Electoral Act, 1997.

Subsidiary Companies

For additional information regarding significant subsidiary and associated undertakings, please refer to Note 32 to the Consolidated Financial Statements.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board, 23 April 2004

Garo Armen, chairman	Kelly Martin, president and chief executive officer

CORPORATE GOVERNANCE

Policies

Elan is committed to the adoption and maintenance of the highest standards of corporate governance and compliance. The Company complies with the provisions of The Combined Code which was adopted by the London Stock Exchange in June 1998 and by the Irish Stock Exchange in December 1998. One of the requirements of The Combined Code is that listed companies make a statement in relation to how they have complied with this code. A revised Combined Code on Corporate Governance (the “Revised Code”) was issued in July 2003 and compliance is required for annual reports commencing in November 2003. The Company is studying the Revised Code and believes it is in compliance with the Revised Code.

In May 2002, following a review with external legal counsel, the board of directors adopted a set of corporate governance guidelines (“the Guidelines”) and restructured the existing three board committees into four board committees, the executive committee, audit committee, compensation committee (now the leadership development and compensation committee), and nominating committee and adopted a written charter for each committee (collectively the “Committee Charters”). The Guidelines and the Committee Charters were revised and updated in November 2003 to incorporate the requirements of the Sarbanes Oxley Act, 2002, the revised listing rules of the NYSE and certain measures agreed as part of the settlement of the derivative action (see Note 25 on pages 133 to 134). In addition, in November 2003 the Company adopted a code of conduct (the “Code of Conduct”) that applies to all employees of the Company, including its principal executive officer, principal financial officer and principal accounting officer. The Guidelines, the Committee Charters and the Code of Conduct are available on the Company’s website, www.elan.com, under "Governance". Any amendments to or waivers from the Code of Conduct will also be posted to the Company’s website.

The Board

The roles of chairman and chief executive officer are separated. Under the Company’s Corporate Governance Guidelines, it has committed that two-thirds of the board will be independent by 30 June 2004. The board currently includes 10 independent, non-executive directors who constitute in excess of two-thirds of the board. The Company decided to adopt a definition of independence based on the rules of the NYSE, the exchange on which the majority of the Company’s shares are traded. In addition, the board has appointed the Honorable Richard L. Thornburgh as lead independent director, in accordance with the provisions of The Combined Code and best corporate governance practice in the United States, the U.K. and Ireland.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its nominating committee, and subsequently elected by the shareholders. Procedures are in place where directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at the Company’s expense. The board has delegated authority over certain areas of the Company’s activities to four standing committees, as more fully described below. The board held 19 meetings during 2003.

Executive Committee

The executive committee exercises the authority of the board during the interval between board meetings, except to the extent that the board has delegated authority to another committee or to other persons, or has reserved authority to itself or as limited by Irish law. The members of the committee are Dr Armen, chairman, Mr Crowley, Ms Gray, Mr Martin, Mr McLaughlin and Mr Tully. The executive committee held 5 formal meetings during 2003.

Audit Committee

The audit committee, composed entirely of non-executive directors, helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and

CORPORATE GOVERNANCE

oversight of the work of Elan’s independent auditors. The audit committee periodically reviews the effectiveness of the system of internal control. It monitors the adequacy of internal accounting practices, procedures and controls, and reviews all significant changes in accounting policies. The committee meets regularly with the internal and external auditors and addresses all issues raised and recommendations made by them. The members of the committee are Mr McLaughlin, chairman, Dr Gillespie and Mr McGowan. The audit committee held 10 formal meetings during 2003.

The Company’s board of directors does not have an “audit committee financial expert,” within the meaning of such phrase under applicable regulations of the SEC, serving on its audit committee. The board of directors believes that all members of its audit committee are financially literate, experienced in business matters, capable of analysing and evaluating the Company’s financial statements, understanding internal controls and procedures for financial reporting purposes and understanding audit committee functions. The board of directors expects to seek an appropriate individual to serve on the board of directors and the audit committee who will meet the requirements necessary to be an “audit committee financial expert.”

Consistent with SEC policies regarding auditor independence, the audit committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the audit committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. Prior to engagement of the independent auditor for the next year’s audit, management will submit a list of services and related fees expected to be rendered during that year within each of four categories of services to the audit committee for approval: audit services; audit-related services; tax services; and other fees.

Prior to engagement, the audit committee pre-approves independent auditor services within each category. The fees are budgeted and the audit committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval categories. In those instances, the audit committee requires specific pre-approval before engaging the independent auditor.

The audit committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the audit committee at its next scheduled meeting.

Leadership Development and Compensation Committee

The leadership development and compensation committee (the “LDCC”), composed entirely of non-executive directors, reviews the compensation philosophy and policies of the Company with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The committee also administers the Company’s share option plans. The members of the committee are Dr McIntyre, chairman, Mr Crowley, Ms Gray and Mr Tully. The LDCC committee held 9 formal meetings during 2003. For more information, see “Report of the Leadership Development and Compensation Committee”.

Nominating Committee

The nominating committee, composed entirely of non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. It reviews and recommends changes in respect of the functions of the various committees of the board. The members of the committee are Mr Thornburgh, chairman, Ms Gray, Mr McGowan, Mr McLaughlin and Mr Tully. The nominating committee held 1 formal meeting during 2003.

Relations with Shareholders

Elan communicates regularly with its shareholders throughout the year, including following the release of quarterly and annual results, and after major developments. Company general meetings and analyst briefings are webcast and are available on the Company’s website (www.elan.com). All shareholders are given adequate notice of the Annual General Meeting.

Internal Control

The board of directors has overall responsibility for the Group’s system of internal control and for monitoring its effectiveness. Management is responsible for the planning and implementation of the system of internal control and ensuring that these controls apply throughout the Group. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss.

The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of the Group through;
•	A formalised risk reporting system. Significant business risks are addressed at each board meeting;
•

A clearly defined organisational structure under the day to day direction of its chief executive officer. Defined lines of responsibility and delegation of authority have been established within which the Group’s activities can be planned, executed, controlled and monitored to achieve the strategic objectives which the board has adopted for Elan;

•

A comprehensive system for reporting financial results to the board. This includes a budgeting system with an annual budget approved by the board. The board compares actual results with budgeted results regularly. Management accounts are prepared on a timely basis. They include a profit and loss account, balance sheet, cash flow and capital expenditure report, together with an analysis of performance of key operating divisions and subsidiaries;

•

A system of management and financial reporting, treasury management and project appraisal. Management is responsible for reporting to the board on its progress in achieving objectives. The system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management. This reporting happens in a timely and regular manner. In this context, progress is monitored against annual budgets and longer term objectives; and

•	The establishment of corporate compliance and internal audit departments which review key systems and controls.

The directors reviewed the Group’s system of internal control and also examined the full range of risks affecting the Group and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these financial statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various Group Risk Management Functions and the extent to which areas of significant challenges facing the Group are understood and are being addressed. No material unaddressed issues emerged from this assessment. The directors confirm that they have reviewed, in accordance with the Turnbull Guidance, the effectiveness of the Group’s systems of internal control for the year ended 31 December 2003.

Going Concern

The directors, having made inquiries, believe that Elan has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

Disclosure Controls and Procedures

The Company has put in place disclosure controls and procedures (“Disclosure Controls”) which are designed to ensure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934, as amended (the “1934 Act”), such as its Annual Report on Form 20-F, is recorded, processed, summarised and reported within the time periods specified in the SEC rules and forms. Disclosure Controls are also designed to ensure that the information is accumulated and communicated to the Company’s management, including Mr Martin and Mr Cooke, as appropriate, to allow timely decisions regarding required disclosure.

Based upon their evaluation of the Company’s Disclosure Controls, Mr Martin and Mr Cooke have concluded that the Company’s Disclosure Controls are effective in alerting management, including Mr Martin and Mr Cooke, in a timely manner, to material information required to be disclosed in Elan’s reports filed with the Securities and Exchange Commission.

Report of the Leadership Development and Compensation Committee

The terms of reference for the committee are to determine the compensation, terms and conditions of employment of the chief executive officer and other executive directors and to review the recommendations of the chief executive officer with respect to the

CORPORATE GOVERNANCE

remuneration and terms and conditions of employment of the Company’s senior management. The committee also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and to generally administer the Company’s share option plans.

The chief executive officer attends meetings of the committee except when his own remuneration is being considered.

Each member of the committee is nominated to serve for a three year term subject to a maximum of two terms of continuous service.

For additional information regarding directors’ remuneration, shareholdings and share options, please refer to Note 5 to the Consolidated Financial Statements and “Directors’ Interests”, “Directors’ Options” and “Directors’ Remuneration” in the Directors’ Report.

Remuneration Policy

The Company’s policy on executive directors’ remuneration is to set remuneration levels which are appropriate for its senior executives having regard to their substantial responsibilities, their individual performance and the performance of the Company as a whole. It is the policy of the committee to set remuneration levels after a review of remuneration packages of executives in the pharmaceutical industry. During 2003, the committee took external advice from independent benefit consultants on executive remuneration. In framing remuneration policy, consideration has been given to Section B of the Code of Best Practice of The Combined Code as issued by the London and Irish Stock Exchanges.

The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in share option plans.

It is the policy of the committee to grant options to management to encourage identification with shareholders’ interests and to link performance to the long term share price performance of the Company.

Executive Directors’ Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, company performance and market practice.

Annual Cash Incentive Bonus

An annual cash incentive bonus, which is not pensionable, is paid on the recommendation of the committee to executive directors. Bonus determination is not based on specific financial or operational targets, but on individual and company performance.

Share Option Plans

It is the policy of the committee, in common with other companies operating in the pharmaceutical industry, to award share options to management and employees. The options generally vest between one and five years. These plans do not contain any performance conditions.

Directors’ Service Contracts

See Directors’ Report.

The compensation committee is pleased to submit this report to Elan’s shareholders on these matters.

Composition of Leadership Development and Compensation Committee

Leadership Development and Compensation Committee

Kevin M. McIntyre, Chairman	Ann Maynard Gray
Laurence G. Crowley	Daniel P. Tully

INDEPENDENT AUDITORS’ REPORT

To the Members of Elan Corporation, plc

We have audited the financial statements on pages 85 to 178.

Respective Responsibilities of Directors and Auditors in Relation to the Annual Report and Form 20-F

The directors are responsible for having the Annual Report and Form 20-F prepared. As described on pages 76 to 77, this includes responsibility for preparing the financial statements in accordance with applicable Irish Law and accounting standards; the directors have also presented additional information under U.S. requirements. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board, the Listing Rules of the Irish Stock Exchange and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. As also required by the Companies Acts, we state whether we have obtained all the information and explanations we require for our audit, whether the Company’s balance sheet agrees with the books of account and report to you our opinion as to whether:

•	the Company has kept proper books of account;
•	the directors’ report is consistent with the financial statements; and
•

at the balance sheet date, a financial situation existed that may require the Company to hold an extraordinary general meeting on the grounds that the net assets of the Company, as shown in the financial statements, are less than half of its share capital.

We also report to you if, in our opinion, information specified by law or by the Listing Rules regarding directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 79 reflects the Company’s compliance with the seven provisions of The Combined Code specified for our review by the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Form 20-F, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Fundamental Uncertainty

In forming our opinion, we considered the disclosures in note 25 to the financial statements relating to the Company and certain of its former and current officers and directors being named as defendants in a putative class action in the U.S. District Court for the Southern

INDEPENDENT AUDITORS’ REPORT

District of New York, and the Company being the subject of an investigation by the SEC’s Division of Enforcement which commenced on or about 12 February 2002. Elan is unable to predict or determine the outcome of the class action or the SEC investigation or reasonably to estimate the amounts or range of loss, if any, with respect to the resolution of the class action or the SEC investigation. The possible outcome or resolution of the SEC investigation or the class action could require Elan to make substantial payments. Our opinion is not qualified in this respect.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 December 2003 and of the loss of the Group for the year then ended, and have been properly prepared in accordance with the Companies Acts, 1963 to 2003, and all Regulations to be construed as one with those Acts.

Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 33 to the Consolidated Financial Statements.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The balance sheet of the Company is in agreement with the books of account.

In our opinion, the information given in the Directors’ Report on pages 70 to 78 is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet on page 90 are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2003 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditors
Dublin, Ireland

23 April 2004

The above opinion is provided in compliance with Irish requirements. An opinion complying with auditing standards generally accepted in the United States will be included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

FINANCIAL STATEMENTS

Consolidated Profit and Loss Account

	Year Ended 31 December

	Notes	2003 $m Before Exceptional Items	2003 $m Exceptional Items	2003 $m Total	2002 $m Before Exceptional Items	2002 $m Exceptional Items	2002 $m Total	2001 $m Before Exceptional Items	2001 $m Exceptional Items	2001 $m Total

Revenue—continuing operations	3	445.3	—	445.3	550.1	172.5	722.6	1,057.5	233.4	1,290.9
Revenue—discontinued	6	316.8	—	316.8	610.4	—	610.4	455.4	(5.6)	449.8

Total revenue	2	762.1	—	762.1	1,160.5	172.5	1,333.0	1,512.9	227.8	1,740.7
Cost of sales	3	342.6	6.9	349.5	417.0	66.1	483.1	364.0	22.8	386.8

Gross profit/(loss)		419.5	(6.9)	412.6	743.5	106.4	849.9	1,148.9	205.0	1,353.9
Selling, general and administrative expenses	3	470.3	546.0	1,016.3	835.4	1,788.0	2,623.4	697.5	1,084.2	1,781.7
Research and development expenses	3	307.6	23.8	331.4	402.6	114.7	517.3	323.3	78.6	401.9

Operating (loss)/profit—continuing operations		(383.1)	(432.9)	(816.0)	(486.1)	(1,369.9)	(1,856.0)	131.6	(635.5)	(503.9)
Operating loss—acquisitions		—	—	—	—	—	—	(3.3)	—	(3.3)
Operating profit/(loss)—discontinued	6	24.7	(143.8)	(119.1)	(8.4)	(426.4)	(434.8)	(0.2)	(322.3)	(322.5)

Operating (loss)/profit	2	(358.4)	(576.7)	(935.1)	(494.5)	(1,796.3)	(2,290.8)	128.1	(957.8)	(829.7)
Share of (losses)/profits of associates		(8.1)	—	(8.1)	6.0	—	6.0	10.3	—	10.3
Loss on sale of securities/guarantee	3	—	—	—	—	(217.0)	(217.0)	—	—	—
Gain on disposal of businesses	3	—	293.3	293.3	—	77.9	77.9	—	—	—

(Loss)/profit on ordinary activities before interest and tax		(366.5)	(283.4)	(649.9)	(488.5)	(1,935.4)	(2,423.9)	138.4	(957.8)	(819.4)
Net interest and other expense	3, 4	(153.8)	(33.7)	(187.5)	(156.7)	(1,014.0)	(1,170.7)	(76.3)	25.9	(50.4)

(Loss)/profit on ordinary activities before tax	5	(520.3)	(317.1)	(837.4)	(645.2)	(2,949.4)	(3,594.6)	62.1	(931.9)	(869.8)
Tax on (loss)/profit on ordinary activities	7	22.0	—	22.0	(19.8)	—	(19.8)	(17.4)	—	(17.4)

(Loss)/profit on ordinary activities after tax		(498.3)	(317.1)	(815.4)	(665.0)	(2,949.4)	(3,614.4)	44.7	(931.9)	(887.2)
Minority interest	19	—	—	—	(0.7)	—	(0.7)	—	—	—

Retained (loss)/profit for the year		(498.3)	(317.1)	(815.4)	(665.7)	(2,949.4)	(3,615.1)	44.7	(931.9)	(887.2)

Basic (loss)/earnings per Ordinary Share	8	$(1.40)	$(0.89)	$(2.29)	$(1.90)	$(8.44)	$(10.34)	$0.13	$(2.77)	$(2.64)
Diluted (loss)/earnings per Ordinary Share	8	$(1.40)	$(0.89)	$(2.29)	$(1.90)	$(8.44)	$(10.34)	$0.12	$(2.77)	$(2.64)
Weighted average number of Ordinary Shares outstanding (millions)		356.0	356.0	356.0	349.7	349.7	349.7	336.0	336.0	336.0

The accompanying notes are an integral part of these financial statements.

Garo Armen, chairman	G. Kelly Martin, president and chief executive officer

FINANCIAL STATEMENTS

Consolidated Balance Sheet

	Notes		At 31 December 2003 $m	At 31 December 2002 $m

Fixed Assets
Intangible assets	10		1,252.4	2,079.5
Tangible assets	11		372.2	459.3
Financial assets	12		407.9	734.6

			2,032.5	3,273.4

Current Assets
Stocks	13		78.4	149.8
Debtors	14		145.9	186.6
Financial assets	12		86.6	74.8
Cash and liquid resources	30	(c)/(i)	828.0	1,086.5

			1,138.9	1,497.7
Convertible debt and guaranteed notes (amounts falling due within one year)	15		(471.4)	(796.3)
Creditors (amounts falling due within one year)	16		(365.5)	(798.8)

			(836.9)	(1,595.1)

Net current assets/(liabilities)			302.0	(97.4)

Total assets less current liabilities			2,334.5	3,176.0
Convertible debt and guaranteed notes (amounts falling due after one year)	15		(1,479.9)	(1,480.4)
Creditors (amounts falling due after one year)	16		(29.2)	(236.2)

Net assets	2		825.4	1,459.4

Capital and Reserves
Called-up share capital	17		22.0	19.9
Share premium account			5,558.8	5,392.6
Shares issuable			17.7	18.0
Capital conversion reserve fund			0.1	0.1
Equity adjustment from foreign currency translation			(12.2)	(25.0)
Profit and loss account	18		(4,761.0)	(3,945.6)

Shareholders’ funds—equity			825.4	1,460.0
Minority equity interests	19		—	(0.6)

Capital employed			825.4	1,459.4

The accompanying notes are an integral part of these financial statements.

Garo Armen, chairman	G. Kelly Martin, president and chief executive officer

Consolidated Statement of Cash Flows

			Year Ended 31 December

	Notes		2003 $m	2002 $m	2001 $m

Cash Flow from Operating Activities	30	(a)	(322.3)	259.6	524.6

Returns on Investments and Servicing of Finance
Interest received			24.2	44.8	80.3
Interest paid			(281.9)	(176.5)	(138.4)

Cash outflow from returns on investments and servicing of finance			(257.7)	(131.7)	(58.1)

Taxation			(8.9)	(18.6)	(6.5)

Capital Expenditure and Financial Investment
Additions to property, plant and equipment			(33.7)	(170.2)	(120.8)
Receipts from disposal of property, plant and equipment			27.9	8.6	2.0
Payments to acquire intangible assets			(144.8)	(315.5)	(286.7)
Receipts from disposal of intangible assets			0.5	9.4	11.2
Payments to acquire Pharma Marketing/Autoimmune product royalty rights			(297.6)	(121.0)	—
Redemption of investment in Autoimmune			—	38.5	—
Sale of EPIL III investments in connection with the repayment of EPIL III debt			—	148.0	—
Payment under guarantee in connection with EPIL III sale of investments			—	(141.6)	—
Payments to acquire financial current assets			—	(1.0)	(148.2)
Sale and maturity of financial current assets			—	83.9	143.3
Payments to acquire financial fixed assets			(13.9)	(191.2)	(624.3)
Receipts from disposal of financial fixed assets			329.3	36.6	76.2

Cash outflow from capital expenditure and financial investment			(132.3)	(615.5)	(947.3)

Acquisitions and Disposals
Cash paid on acquisitions	30	(d)	—	—	(9.5)
Cash received on disposal of businesses	30	(f)	546.9	361.3	—
Cash received on disposal of subsidiaries	30	(g)	46.1	81.8	41.9

Cash inflow from acquisitions and disposals			593.0	443.1	32.4

Cash outflow before use of liquid resources and financing			(128.2)	(63.1)	(454.9)

Management of Liquid Resources	30	(b)	14.5	225.5	106.8

Financing
Proceeds from issue of share capital			167.9	5.7	304.8
Issue of loan notes			460.0	—	1,200.0
Repurchase of LYONs			(687.5)	(126.9)	—
Repayment of EPIL III debt			—	(160.0)	—
Repayment of loans			(83.2)	(399.9)	(555.7)
Bank borrowing			—	—	342.8

Cash (outflow)/inflow from financing			(142.8)	(681.1)	1,291.9

Net (decrease)/increase in cash	30	(c)	(256.5)	(518.7)	943.8

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows (continued)

			Year Ended 31 December

	Notes		2003 $m	2002 $m	2001 $m

Reconciliation of Net Cash Flow to Movement in Net Debt
(Decrease)/increase in cash for the period			(256.5)	(518.7)	943.8
Cash inflow from movement in liquid resources			(14.5)	(225.5)	(106.8)

			(271.0)	(744.2)	837.0
Other borrowing			—	—	(347.4)
Repayment of loans			83.2	559.9	557.6
Repurchase of LYONs			803.4	149.8	—
Issue of loan notes			(460.0)	—	(1,200.0)

Change in net debt resulting from cash flows			155.6	(34.5)	(152.8)

Loans acquired with subsidiary undertaking			—	—	(0.3)
Non-cash movement—translation differences			12.5	11.2	(1.4)
Non-cash movement—notes			(18.0)	8.1	269.6
Non-cash movement—other			(1.2)	(29.8)	1.1

Decrease/(increase) in net debt	30	(c)	148.9	(45.0)	116.2

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders’ Funds

	Number of Shares m	Share Capital $m	Share Premium $m	Shares Issuable $m	Capital Conversion $m	Profit and Loss Account $m	Translation Adjustment $m	Total Amount $m

Balance at 31 December 2000	322.5	18.7	4,750.9	25.9	0.1	556.7	(36.8)	5,315.5
Exercise of stock options and warrants	18.0	0.8	308.2	—	—	—	—	309.0
Exchange of 4.75% Exchangeable Notes	9.1	0.4	324.2	—	—	—	—	324.6
Stock issued as a result of acquisitions	0.2	—	7.3	(7.3)	—	—	—	—
Issue costs	—	—	(4.3)	—	—	—	—	(4.3)
Equity adjustment from foreign currency translation	—	—	—	—	—	—	(3.1)	(3.1)
Retained loss	—	—	—	—	—	(887.2)	—	(887.2)

Balance at 31 December 2001	349.8	19.9	5,386.3	18.6	0.1	(330.5)	(39.9)	5,054.5
Exercise of stock options and warrants	0.6	—	7.7	—	—	—	—	7.7
Stock issued as a result of acquisitions	—	—	0.6	(0.6)	—	—	—	—
Issue costs	—	—	(2.0)	—	—	—	—	(2.0)
Equity adjustment from foreign currency translation	—	—	—	—	—	—	14.9	14.9
Retained loss	—	—	—	—	—	(3,615.1)	—	(3,615.1)

Balance at 31 December 2002	350.4	19.9	5,392.6	18.0	0.1	(3,945.6)	(25.0)	1,460.0
Exercise of stock options and warrants	0.8	0.1	2.5	—	—	—	—	2.6
Stock issued as a result of acquisitions	—	—	0.3	(0.3)	—	—	—	—
Stock issued as a result of private offering	35.0	2.0	171.2	—	—	—	—	173.2
Issue costs	—	—	(7.8)	—	—	—	—	(7.8)
Equity adjustment from foreign currency translation	—	—	—	—	—	—	12.8	12.8
Retained loss	—	—	—	—	—	(815.4)	—	(815.4)

Balance at 31 December 2003	386.2	22.0	5,558.8	17.7	0.1	(4,761.0)	(12.2)	825.4

Consolidated Statement of Total Recognised Gains and Losses

	Year Ended 31 December

	2003 $m	2002 $m	2001 $m

Retained loss	(815.4)	(3,615.1)	(887.2)
Equity adjustment from foreign currency translation	12.8	14.9	(3.1)

Total recognised losses	(802.6)	(3,600.2)	(890.3)

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

Company Balance Sheet

	Notes	At 31 December 2003 $m	At 31 December 2002 $m

Fixed Assets
Intangible assets	31	76.1	88.8
Tangible assets	31	14.4	17.7
Financial assets	31	2,268.1	2,699.2

		2,358.6	2,805.7

Current Assets
Debtors	31	9.9	19.4
Cash and liquid resources		21.5	182.8

		31.4	202.2
Creditors (amounts falling due within one year)	31	(888.5)	(1,536.4)

Net current liabilities		(857.1)	(1,334.2)

Total assets less current liabilities		1,501.5	1,471.5
Creditors (amounts falling due after one year)	31	(13.5)	(12.1)

Net assets		1,488.0	1,459.4

Capital And Reserves
Called-up share capital	17	22.0	19.9
Share premium account		5,558.8	5,392.6
Shares issuable		17.7	18.0
Capital conversion reserve fund		0.1	0.1
Profit and loss account	18	(4,110.6)	(3,971.2)

Shareholders’ funds—equity		1,488.0	1,459.4

The accompanying notes are an integral part of these financial statements.

Garo Armen, chairman	G. Kelly Martin, president and chief executive officer

NOTES RELATING TO FINANCIAL STATEMENTS

1   Significant Accounting Policies

The financial statements are prepared in U.S. dollars under the historical cost convention and in accordance with Irish GAAP and comply with the Financial Reporting Standards (“FRS”) of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland. Where there are significant differences to U.S. GAAP, these have been described in Note 33 to the Consolidated Financial Statements.

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company’s financial statements.

a   Basis of consolidation and presentation of financial information

The Consolidated Financial Statements include the accounts of Elan and all of its subsidiary undertakings and its share of profits or losses of associated undertakings. Associated undertakings are accounted for under the equity method of accounting. All significant intercompany profits, transactions and account balances have been eliminated.

The Company has made significant losses during the last three financial years. However, the directors, having made inquiries, believe that Elan has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

b   Description of business

Elan, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases and severe pain.

On 12 February 2004, Elan announced the formal completion of its recovery plan. The recovery plan had been announced on 31 July 2002 to restructure Elan’s businesses, assets and balance sheet in order to enable it to meet its financial commitments. With the completion of the recovery plan, Elan will focus on three core therapeutic areas: neurology, autoimmune diseases and severe pain. During the course of the recovery plan, the Group was reorganised and two units were created: Core Elan and Elan Enterprises.

Core Elan is engaged in biopharmaceutical research and development activities, pharmaceutical commercial activities and pharmaceutical manufacturing activities. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, autoimmune diseases and severe pain. Elan’s pharmaceutical commercial activities include the marketing of neurology/pain management products and hospital/specialty products. The Company’s initiatives in product development, optimisation, and manufacturing are encompassed by Global Services & Operations, which is focused on providing technology platforms that address the drug delivery challenges of the pharmaceutical industry.

With the completion of the recovery plan on 12 February 2004, Elan announced the end of operations for its Elan Enterprises business unit. Elan Enterprises was mainly comprised of Elan’s drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Drug delivery activities have historically included the development, licensing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis. Elan Enterprises divested many of these businesses and assets.

Since 1996, Elan has pursued collaborations with biotechnology, drug delivery and pharmaceutical companies through a programme referred to as “the business venture programme”. Elan has not entered into any new business ventures under the business venture programme since mid-2001. All business ventures have been terminated, restructured or are now inactive. As a consequence, Elan does not expect to provide any additional financing to the business ventures and business venture parents. See Note 26 to the Consolidated Financial Statements for a summary of the investments made and licence fees received from the business venture arrangements.

NOTES RELATING TO FINANCIAL STATEMENTS

Elan has in the past entered into risk-sharing arrangements. Please refer to Note 24 to the Consolidated Financial Statements for information on Elan’s risk-sharing arrangements. These arrangements have been terminated and Elan will not earn any revenues from these risk-sharing arrangements or upfront licence fees from business ventures in the future.

The composition of Elan’s revenue for 2003, 2002 and 2001 is described below in Note 1c to the Consolidated Financial Statements.

c   Revenue

Elan’s revenues are derived from a number of different sources and are classified within the categories of product revenue and contract revenue. Revenue is shown net of value added tax and other sales taxes, trade discounts and rebates.

Product revenue includes (i) the sale of products, (ii) royalties, (iii) the sales of product rights and related inventory (referred to as product disposals and product rationalisations), and (iv) product co-promotion, marketing and similar activities.

The sale of products consists of the sale of pharmaceutical drugs and diagnostic products primarily to wholesalers and physicians. Royalties arise when Elan receives a percentage of revenue on a product marketed by a third party. Revenue from the sale of product rights and related inventory consists of the proceeds from the disposal of products, inventory and intellectual property less the unamortised cost of the related intangible assets. Revenue from product co-promotion, marketing and similar activities consists of the reimbursement of commercialisation expenses from Elan’s risk-sharing arrangements. Elan had two risk-sharing arrangements which were with Pharma Marketing and Autoimmune.

Product revenue from the sale of products is recognised when title passes, net of applicable estimated discounts, sales returns, rebates and charge-backs. Other product revenues are recognised based on the terms of the applicable contract. Estimated sales returns, pursuant to rights of return granted to the Company’s customers, are reflected as a reduction of revenue in the same period that the related sales are recorded. The sales returns provisions are based on actual experience, although in certain situations, for example, a new product launch or at patent expiry, further judgement may be required. These amounts are included in other current liabilities (rebates) or deducted from trade debtors (other discounts). Additionally, revenue is also recorded net of provision, made at the time of sale for estimated cash discounts, rebates and charge-backs. The Company enters into contracts with certain managed care organisations to provide access to the Company’s products. Based on a managed care organisation’s market share performance and utilisation of the Company’s products, the organisation receives rebates from the Company. In addition, the Company is bound by certain laws and regulations to provide product at a discounted rate to Medicaid recipients. Medicaid rebates are paid to each state in the United States based on claims filed by pharmacies that provide the Company’s products to Medicaid recipients at the reduced rate. Charge-backs are amounts paid to reimburse wholesalers for sales to third parties at reduced prices based on contracts the Company negotiates. Cash discounts are provided to customers that pay their invoice within a certain time period.

Contract revenue includes (i) licence fees, (ii) research revenue and (iii) contract revenue from risk-sharing arrangements. Contract revenue arises from contracts to perform research and development services on behalf of clients and/or technology licensing and business ventures. Contract revenue is recognised when earned and non-refundable, and when Elan has no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract.

Licence fees are up-front or milestone payments for intellectual property and technology owned by Elan. Research revenue consists of payments or milestones arising from research and development activities performed by Elan on behalf of third parties. Contract revenue from risk-sharing arrangements consists of the reimbursement of research and development costs by Pharma Marketing and Autoimmune.

The composition of Elan’s revenue for 2003, 2002 and 2001 was as follows:

	2003 $m	2002 $m	2001 $m

Product revenue	712.6	1,204.5	1,407.0
Contract revenue	49.5	128.5	333.7

Total revenue	762.1	1,333.0	1,740.7

Product revenue can be further analysed as follows:

	2003 $m	2002 $m	2001 $m

Product Revenue
Retained products	286.2	298.6	454.1
Divested products	426.4	843.1	795.2
Risk-sharing arrangements	—	62.8	157.7

	712.6	1,204.5	1,407.0

Divested products includes products divested since the beginning of 2001, and products which are currently subject to divestment agreements. Retained products includes products that were not divested and that are not subject to divestment agreements. Included in divested product revenue for 2003, 2002 and 2001 were exceptional revenues of $Nil, $172.5 million and $231.4 million, respectively, arising from product disposals and rationalisations. These revenues represent the proceeds, net of the unamortised cost of the related intangible assets, arising from the disposal of products during 2002 and 2001.

Contract revenue can be further analysed as follows:

	2003 $m	2002 $m	2001 $m

Contract Revenue
Licence fees	—	7.1	173.6
Risk-sharing arrangements	—	37.2	58.7
Research revenues/milestones	49.5	84.2	101.4

	49.5	128.5	333.7

Contract revenue from business venture arrangements, consisting of up-front licence fees and research revenue, was as follows:

	2003 $m	2002 $m	2001 $m

Up-front licence fees	—	—	172.5
Research revenue	3.7	13.4	15.0

Total	3.7	13.4	187.5

Elan made initial investments in the business venture arrangements of $Nil, $Nil and $229.2 million for 2003, 2002 and 2001, respectively. Elan made subsequent investments in the business venture parents of $7.1 million, $83.4 million and $92.2 million for 2003, 2002 and 2001, respectively. In addition, Elan expensed $3.0 million, $23.9 million and $24.6 million of subsequent funding to the business ventures in 2003, 2002 and 2001, respectively.

d   Exceptional items

Exceptional items are those items that in management’s judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

The principal items classified as exceptional items include exceptional revenues recorded on the disposal of products and gains or losses recorded on the disposal of businesses, tangible and intangible asset impairments, purchase of royalty rights, severance and relocation costs, losses from litigation or regulatory actions including shareholders litigation and SEC investigation, and investment gains, losses and impairments (including those related to investments in business ventures and business venture parents). These items have been treated consistently from period to period. Management believes that disclosure of exceptional items is meaningful because it provides additional information in relation to these material items.

NOTES RELATING TO FINANCIAL STATEMENTS

e   Discontinued operations

A discontinued operation is classified as an operation of the business which is (i) sold or terminated and the sale or termination has been completed during the year or within three months following the year end, (ii) the former activities have ceased permanently, (iii) the operation had a material effect on the nature and focus of the business and (iv) its financial results are clearly distinguishable.

f   Tangible fixed assets and impairment

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation of tangible fixed assets is computed using the straight-line method based on estimated useful lives at the following annual rates:

%
Buildings	2.5–6.6
Leasehold improvements	Lease term
Plant and equipment	5–50

The average depreciation rate for buildings is 3% and for plant and equipment is 12%.

Where events or circumstances are present which indicate that the carrying amount of a tangible asset may not be recoverable, the Company estimates the net realisable value (estimated sales proceeds less costs to sell) or the value in use (present value of future cash flows) expected to result from use of the asset and its eventual divestment. The recoverable amount is the higher of net realisable value and value in use. Where the recoverable amount is less than the carrying amount of the asset, the Company recognises an impairment loss which is charged to the profit and loss account. Otherwise, no loss is recognised.

g   Intangible fixed assets and impairment

Patents, licences, acquired IP and goodwill are stated at the lower of cost or valuation. Patents and licences are amortised over their expected useful lives, which range between 2 years and 20 years. The average amortisation period for patents and licences is approximately 14 years. Goodwill arising on acquisitions since 1998 is capitalised and amortised to the profit and loss account over the period during which the benefits are expected to accrue, but in no case greater than 20 years. The average amortisation period for goodwill is 18 years. Prior to 1 January 1998, goodwill was written-off directly to consolidated reserves in the year of acquisition. Acquired IP arising on acquisitions is capitalised and amortised to the profit and loss account over its estimated useful economic life. The useful economic life commences upon generation of product revenue relating to the acquired IP.

Where events or circumstances are present which indicate that the carrying amount of an intangible asset may not be recoverable, the Company estimates the net realisable value (estimated sales proceeds less costs to sell) or the value in use (present value of future cash flows) expected to result from use of the asset and its eventual divestment. The recoverable amount is the higher of net realisable value and value in use. Where the recoverable amount is less than the carrying amount of the asset, the Company recognises an impairment loss which is charged to the profit and loss account. Otherwise, no loss is recognised.

h   Stocks

Stocks are valued at the lower of cost or market value. Cost in the case of raw materials and supplies is calculated on a first-in, first-out basis and comprises the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts. Cost in the case of work-in-progress and finished goods comprises direct labour, material costs and attributable overheads.

i   Research and development

Research and development expenditure is charged to the profit and loss account in the period in which it is incurred.

j   Taxation

Current tax, including Irish corporation tax and foreign taxes, is provided on the Group’s taxable profits, at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred taxation is recognised in full in respect of timing differences that have originated but not reversed at the balance sheet date.

k   Foreign currencies and translation of subsidiary and associated undertakings

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. The resulting monetary assets and liabilities are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Profits and losses are dealt with in the profit and loss account and, where material, they are separately disclosed.

The assets and liabilities of subsidiary undertakings are translated using year-end rates and income is translated at average rates. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries and associates are taken directly to reserves through the Consolidated Statement of Total Recognised Gains and Losses.

l   Derivative financial instruments

The Company enters into transactions in the normal course of business using a variety of financial instruments in order to hedge against exposures to fluctuating exchange and interest rates.

Derivative financial instruments are utilised to mitigate interest rate and currency exposures. Forward currency contracts and options and interest rate derivatives are marked to market at each balance sheet date and the resulting gains and losses are recognised in the profit and loss account. Gains and losses on derivative financial instruments which qualify as hedges are recognised in the profit and loss account when realised as an offset to the related income or expense. The carrying value of derivative financial instruments is generally reported within current assets or other current liabilities.

m   Financial asset investments and impairment

Financial asset investments, other than associated undertakings, are stated at cost less provision for impairment in value. The carrying values of financial assets are assessed for impairment using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities are assessed using methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flow models. The factors affecting carrying values include both general financial market conditions for pharmaceutical and biotechnology companies and factors specific to a particular company.

Financial current asset investments held for trading purposes are stated at market value with interest and similar income taken to the profit and loss account on a receivable basis. Other financial current asset investments are accounted for on an amortised cost basis.

Investments in associated undertakings are accounted for under the equity method where the Company holds voting equity in the investee and exercises significant influence over the operating and financial policies of the investee. Significant influence may exist even if the Company owns less than 20% of the investee’s equity depending on the existence of factors such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel or technological dependency. Certain circumstances, such as majority ownership by another company, can offset the impact of such factors. The determination to use cost or equity accounting requires a significant degree of judgement on the facts and circumstances of a particular investment. Financial asset investments which are accounted for under the equity method are stated at cost, adjusted for the Company’s share of the earnings or losses of the investee after the date of investment, less any provision for impairment in value.

n   Financing costs

Debt finance costs are allocated to financial reporting periods over the term of the related debt at a constant rate on the carrying amount. The carrying amount of debt includes related financing costs.

o   Pensions

The regular cost of providing benefits under defined benefit plans is charged to the profit and loss account over the service lives of the members of the schemes. The regular costs are determined in consultation with independent, external, qualified actuaries. Variations from regular costs, where they arise, are allocated to operating profit/(loss) over the expected remaining service lives of the members.

The costs of providing defined contribution benefit plans are expensed as incurred.

NOTES RELATING TO FINANCIAL STATEMENTS

p   Leasing

Tangible fixed assets, acquired under a lease which transfers substantially all of the risks and rewards of ownership to the Company, are capitalised as a fixed asset. Amounts payable under such leases (finance leases), net of finance charges, are shown as short or medium term borrowings as appropriate. Finance charges on finance leases are charged to the profit and loss account over the term of the lease to give a constant rate of charge in proportion to the capital balances outstanding. Rentals on operating leases are charged to the profit and loss account as incurred.

q         Stock compensation

Stock option compensation expense is the difference between the market value of shares at the date of the option grant and the amount of the consideration, if any, that participants may be required to pay for the shares. The intrinsic cost of awards to employees that take the form of shares or rights to shares are recognised over the period of the employee’s related performance. Where there are no performance criteria, the cost is recognised when the employee becomes unconditionally entitled to the shares.

r   Finance charges and product acquisition accruals

Deferred and contingent payments on product acquisitions are recognised in creditors on a time-discounted basis. The Company accrues such amounts where payment is probable. Such amounts include contingent payments based on future product revenues and future option payments that the Company may make to acquire such products. A related finance charge is included annually in the profit and loss account.

s   Risks and uncertainties

The Company is subject to certain risks and uncertainties arising from a number of factors including competition, government regulation, litigation, liquidity and financing, continued successful licensing and marketing, third party reimbursement, pricing pressure, unpredictability of patent protection, the value of its investments and other assets, unpredictability of product approvals, tax reform and environmental liabilities. The Company makes a provision for these risks and uncertainties when it has a present obligation as a result of a past event in respect of which it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount, or the minimum amount, that will be required to settle the obligation.

t   Use of estimates

The preparation of the Consolidated Financial Statements in conformity with Irish GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

2   Segment Information

During 2003 Elan’s business was conducted through two business units, Core Elan and Elan Enterprises. With the completion of the recovery plan on 12 February 2004, Elan announced the end of operations for its Elan Enterprises business unit.

Core Elan is engaged in biopharmaceutical research and development activities, pharmaceutical commercial activities and pharmaceutical manufacturing activities. Elan Enterprises was mainly comprised of Elan’s drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products.

a   Revenue by geographical region was as follows:

	2003 $m	2002 $m	2001 $m

Geographical origin:
Ireland	118.2	422.7	673.0
Rest of Europe	98.4	98.3	89.7
United States	543.6	804.5	928.4
Other	1.9	7.5	49.6

External revenue	762.1	1,333.0	1,740.7

Distribution of export revenue from Ireland:
United States	38.0	215.2	256.6
Other	56.7	192.4	411.8

Export revenue from Ireland	94.7	407.6	668.4

Export revenue from Ireland as a percentage of total external revenue	12%	31%	38%

b   The distribution of operating (loss)/profit by geographical area was as follows:

	2003 $m	2002 $m	2001 $m

Ireland	(678.9)	(1,860.8)	(636.2)
Rest of Europe	(36.1)	(37.5)	(29.7)
United States	(207.4)	(368.4)	(187.9)
Other	(7.4)	(16.1)	31.4

	(929.8)	(2,282.8)	(822.4)
Corporate costs	(5.3)	(8.0)	(7.3)

Total operating (loss)/profit	(935.1)	(2,290.8)	(829.7)

c   The distribution of consolidated net assets by geographical area was as follows:

	At 31 December 2003 $m	At 31 December 2002 $m

Ireland	1,107.9	1,671.8
Rest of Europe	(13.1)	102.0
United States	39.4	242.3
Bermuda	(315.3)	(563.0)
Other	6.5	6.3

Net assets	825.4	1,459.4

d   Major customers

Cardinal Health, Amerisource Bergen and McKesson accounted for approximately 20%, 16% and 16%, respectively, of Elan’s total revenue for 2003. Cardinal Health, Amerisource Bergen and McKesson accounted for approximately 13%, 13% and 12%, respectively, of Elan’s total revenue for 2002. Cardinal Health and Pharma Marketing accounted for approximately 14% and 11%, respectively, of Elan’s total revenue in 2001. No other customer accounted for more than 10% of revenue in 2003, 2002 or 2001.

NOTES RELATING TO FINANCIAL STATEMENTS

e   Analysis by class of business

	Core Elan			Elan Enterprises			Total

	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m

Total sales	627.1	963.0	1,414.4	137.4	389.5	345.6	764.5	1,352.5	1,760.0
Intersegment sales	(0.3)	(11.8)	(11.9)	(2.1)	(7.7)	(7.4)	(2.4)	(19.5)	(19.3)

Sales to third parties	626.8	951.2	1,402.5	135.3	381.8	338.2	762.1	1,333.0	1,740.7

Operating loss	(906.1)	(2,155.8)	(667.5)	(27.2)	(126.6)	(155.3)	(933.3)	(2,282.4)	(822.8)
Intersegment loss/(profit)	3.4	(0.6)	(0.1)	0.1	0.2	0.5	3.5	(0.4)	0.4

External operating loss	(902.7)	(2,156.4)	(667.6)	(27.1)	(126.4)	(154.8)	(929.8)	(2,282.8)	(822.4)

External operating (loss)/profit before exceptional items	(363.0)	(497.2)	(29.6)	9.9	10.7	163.7	(353.1)	(486.5)	134.1
Depreciation and amortisation	182.1	267.1	217.3	25.8	50.5	49.8	207.9	317.6	267.1
Net assets	1,172.9	1,309.8	3,343.0	240.6	314.7	721.3	1,413.5	1,624.5	4,064.3
Capital expenditure (including acquisitions)	42.9	249.4	1,244.5	5.9	32.9	84.1	48.8	282.3	1,328.6

(i)   Reconciliation of operating loss

	2003 $m	2002 $m	2001 $m

Segmental operating loss	(929.8)	(2,282.8)	(822.4)
Corporate costs	(5.3)	(8.0)	(7.3)

	(935.1)	(2,290.8)	(829.7)

(ii)   Reconciliation of operating (loss)/profit before exceptional items

	2003 $m	2002 $m	2001 $m

Segmental operating (loss)/profit before exceptional items	(353.1)	(486.5)	134.1
Corporate costs	(5.3)	(8.0)	(6.0)

	(358.4)	(494.5)	128.1

(iii)   Reconciliation of net assets

	2003 $m	2002 $m	2001 $m

Segmental net assets	1,413.5	1,624.5	4,064.3
Corporate net assets	354.4	671.3	1,238.6
Interest bearing assets	1,032.6	1,479.4	2,846.7
Interest bearing liabilities	(1,975.1)	(2,315.8)	(3,089.9)

	825.4	1,459.4	5,059.7

(iv)   Reconciliation of depreciation and amortisation

	2003 $m	2002 $m	2001 $m

Segmental depreciation and amortisation	207.9	317.6	267.1
Corporate depreciation and amortisation	2.4	2.7	3.3

	210.3	320.3	270.4

(v)   Reconciliation of capital expenditure

	2003 $m	2002 $m	2001 $m

Segmental capital expenditure	48.8	282.3	1,328.6
Corporate capital expenditure	0.3	1.9	1.8

	49.1	284.2	1,330.4

3   Exceptional Items

Exceptional items are those items that in management’s judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

The principal items classified as exceptional items include exceptional revenues recorded on the disposal of products and gains or losses recorded on the disposal of businesses, tangible and intangible asset impairments, purchase of royalty rights, severance and relocation costs, losses from litigation or regulatory actions including shareholders litigation and SEC investigation, and investment gains, losses and impairments (including those related to investments in business ventures and business venture parents). These items have been treated consistently from period to period. Management believes that disclosure of exceptional items is meaningful because it provides additional information in relation to these material items.

The exceptional revenues and costs incurred in 2003, 2002 and 2001 are included in the profit and loss account under the following statutory headings:

	2003 $m	2002 $m	2001 $m

Revenue	—	(172.5)	(227.8)
Cost of sales	6.9	66.1	22.8
Selling, general and administrative expenses	546.0	1,788.0	1,084.2
Research and development expenses	23.8	114.7	78.6
Other ordinary activities	(293.3)	139.1	—
Net interest and other expense	33.7	1,014.0	(25.9)

Net exceptional charges	317.1	2,949.4	931.9

2003

In 2003, Elan incurred net exceptional charges of $317.1 million.

The exceptional items for 2003 mainly relate to the implementation of Elan’s recovery plan and investment impairments. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas. These are neurology, autoimmune diseases and severe pain. A key element of the recovery plan was the divestment of businesses and products.

The exceptional charges and revenue in 2003 mainly relate to the:

•	Sale of businesses. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts;

NOTES RELATING TO FINANCIAL STATEMENTS

•	Discontinuance of businesses;
•	Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan’s activities, a reduction in employee numbers and related write-downs in the carrying value of assets;
•	Simplification of Elan’s business such as the termination of the Pharma Marketing risk-sharing arrangement; and
•	Termination, restructuring or cessation of activity in all of Elan’s business ventures.

These exceptional costs have been included under the statutory format headings to which they relate analysed as follows:

	Cost of Sales (A) $m	Selling, General and Administrative (B) $m	Research and Development (C) $m	Other Ordinary Activities (D) $m	Net Interest (E) $m	Total $m

Acquired IP and goodwill impairment:
Europe	—	108.2	—	—	—	108.2
Dura	—	16.2	—	—	—	16.2
Nanosystems	—	11.7	—	—	—	11.7

Total acquired IP and goodwill impairment	—	136.1	—	—	—	136.1

Product impairments:
Myobloc	—	37.1	—	—	—	37.1
All others	—	9.2	7.1	—	—	16.3

Total product impairments	—	46.3	7.1	—	—	53.4

Purchase of Pharma Operating royalty rights	—	297.6	—	—	—	297.6
Severance/relocation costs	4.1	25.1	8.2	—	—	37.4
Tangible fixed asset write-downs	3.4	9.3	1.7	—	—	14.4
Gain on disposal of businesses	—	—	—	(293.3)	—	(293.3)
Waiver fee to EPIL II/III noteholders	—	—	—	—	16.8	16.8
Investment impairments	—	—	—	—	120.4	120.4
Net gain on financial assets	—	—	—	—	(106.3)	(106.3)
Profit on repurchase of LYONs	—	—	—	—	(1.6)	(1.6)
Other	(0.6)	31.6	6.8	—	4.4	42.2

Net exceptional charges	6.9	546.0	23.8	(293.3)	33.7	317.1

(A)   Cost of Sales

Exceptional cost of sales include $3.4 million on the impairment of certain manufacturing fixed assets, severance/relocation costs of $4.1 million and other exceptional cost of sales of $(0.6) million.

(B)   Selling, General and Administrative

Exceptional selling, general and administrative expenses were $546.0 million. $182.4 million of the exceptional expenses relate to impairment charges arising on write-downs of intangible assets. $297.6 million relates to the purchase of royalty rights from Pharma Operating. For additional information on the purchase of royalty rights from Pharma Operating, please refer to Note 24 to the Consolidated Financial Statements. Other exceptional selling, general and administrative expenses were $66.0 million. These include tangible fixed asset write-downs of $9.3 million, severence/relocation costs of $25.1 million and similar costs arising from the restructuring of the Group as part of the recovery plan. They also include legal costs related to the SEC investigation, shareholder litigation and litigation provisions.

In February 2004, Elan completed the sale of its European sales and marketing business to Medeus. As a result, the related intangibles were written down to their net realisable value at 31 December 2003. This resulted in an impairment to goodwill of $108.2 million. The other goodwill impairment charge of $16.2 million related to Dura. Impairment charges to acquired IP arising from the acquisition of Nanosystems was $11.7 million. Impairment charges to patents and licences arising on write-downs of the product intangibles for

Myobloc amounted to $37.1 million. Other impairments to patents and licences totalled $9.2 million. Each of these impairments arose due to changed expectations for the related products.

(C)   Research and Development

Exceptional research and development expenses were $23.8 million. These mainly relate to product impairments of $7.1 million, severance/relocation costs of $8.2 million and similar costs arising from the restructuring of the Group as a part of the recovery plan.

(D)   Other Ordinary Activities

Elan recognised a gain of $293.3 million on the sale of certain businesses as part of the Group’s recovery plan. In June 2003, Elan completed the sale of its primary care franchise, comprising of Skelaxin and Sonata, to King. On completion, Elan received a net cash payment of $510.9 million from King, representing the total consideration, before agreed price adjustments and expenses. The gain amounted to $284.8 million. In July 2003, Elan sold a transdermal technology business to Nitto Americas for a cash consideration of $45.0 million before expenses. The loss amounted to $30.3 million. In December 2003, Elan completed the sale of the Pain Portfolio business to aaiPharma. The total consideration was $101.8 million, comprising a cash payment to Elan of $50.4 million and the assumption, by aaiPharma, of $51.4 million of Elan’s product payment obligations to Roxane. Elan recorded a net gain of $40.2 million on the transaction. Other businesses divested by Elan in 2003 were its operations in the Philippines and Taiwan, a Spanish primary care business, a U.K. drug delivery business and an Italian manufacturing business. The total net loss on these divestments amounted to $1.4 million.

(E)   Net Interest

Exceptional net interest and other expense amounted to $33.7 million.

This includes a net gain of $1.6 million on the repurchase of $1,323.4 million in principal amount at maturity of LYONs. These LYONs, having an accreted value of $810.5 million at the date of purchase, were purchased at an aggregate cost of $803.4 million, resulting in the net gain of $1.6 million after related costs. For further information regarding the LYONs, please refer to Note 15 to the Consolidated Financial Statements.

During 2003 the Company recognised a $120.4 million charge in relation to investment impairments arising from Elan’s investment portfolio, primarily relating to investments in business ventures and business venture parents of $4.0 million and $106.0 million, respectively.

During 2003 the Company recognised a net gain on financial assets of $106.3 million, primarily reflecting gains of $72.3 million on the disposal of Elan’s investment in Ligand.

On 10 November 2003, Elan announced that it had successfully completed a private offering of $460.0 million in aggregate principal amount of 6.5% Convertible Notes. In connection with this offering, a waiver fee of $16.8 million was paid to the holders of the EPIL II and EPIL III Notes.

2002

In 2002, Elan incurred net exceptional charges of $2,949.4 million.

The exceptional items for 2002 mainly relate to the implementation of Elan’s recovery plan, a significant decline during 2002 in the financial markets for investments in emerging biotechnology, drug delivery and pharmaceutical companies, and the introduction of generic competitors to some of Elan’s products. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas. These are neurology, autoimmune diseases and severe pain. A key element of the recovery plan was the divestment of businesses and products.

The exceptional charges and revenue in 2002 mainly relate to the:

•

Sale of businesses and products. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts. Exceptional revenue arises from the proceeds received on the disposal of products;

•	Discontinuance of businesses or the decision not to exercise an option to acquire a product, such as Elan’s decision not to exercise its option to acquire certain dermatology products from GSK;

NOTES RELATING TO FINANCIAL STATEMENTS

•	Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan’s activities, a reduction in employee numbers and related write-downs in the carrying value of assets;
•	Simplification of Elan’s business such as the termination of the Autoimmune risk-sharing arrangement; and
•	Termination, restructuring or cessation of activity in Elan’s business ventures.

These exceptional revenues and costs have been included under the statutory format headings to which they relate analysed as follows:

	Revenue (A) $m	Cost of Sales (B) $m	Selling, General and Administrative (C) $m	Research and Development (D) $m	Other Ordinary Activities (E) $m	Net Interest (F) $m	Total $m

Product disposals and product rationalisations	(172.5)	—	—	—	—	—	(172.5)
Zanaflex inventory-generic competition	—	43.3	—	—	—	—	43.3
Acquired IP and goodwill impairment:
Dura	—	—	854.9	—	—	—	854.9
Liposome	—	—	111.8	—	—	—	111.8
Sano	—	—	89.8	—	—	—	89.8
Quadrant	—	—	78.2	—	—	—	78.2
Axogen	—	—	28.4	—	—	—	28.4
Others	—	—	19.1	10.6	—	—	29.7

Total acquired IP and goodwill impairment	—	—	1,182.2	10.6	—	—	1,192.8

Product impairments:
Pain Portfolio	—	—	86.3	—	—	—	86.3
Myobloc	—	—	77.7	—	—	—	77.7
Naprelan	—	—	35.7	—	—	—	35.7
Myambutol	—	—	32.7	—	—	—	32.7
Dermatology products	—	—	29.8	—	—	—	29.8
Frova	—	—	29.4	—	—	—	29.4
Delsys	—	—	—	45.7	—	—	45.7
All others	—	8.0	62.9	13.6	—	—	84.5

Total product impairments	—	8.0	354.5	59.3	—	—	421.8

Purchase of Autoimmune royalty rights	—	—	121.0	—	—	—	121.0
Severance/relocation costs	—	8.4	23.2	19.7	—	—	51.3
Litigation provisions	—	—	19.0	—	—	—	19.0
Tangible fixed asset write-downs	—	5.7	28.3	11.6	—	—	45.6
Gain on disposal of businesses	—	—	—	—	(77.9)	—	(77.9)
Loss on sale of securities/guarantee	—	—	—	—	217.0	—	217.0
Investment impairments	—	—	—	—	—	1,045.9	1,045.9
Net loss on financial assets	—	—	—	—	—	10.0	10.0
Profit on redemption of LYONs	—	—	—	—	—	(37.7)	(37.7)
Other	—	0.7	59.8	13.5	—	(4.2)	69.8

Net exceptional charges	(172.5)	66.1	1,788.0	114.7	139.1	1,014.0	2,949.4

(A)   Revenue

Exceptional product revenue of $172.5 million for 2002 includes $154.7 million from product disposals arising from Elan’s recovery plan, as well as $17.8 million relating to product rationalisations.

On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand regarding Avinza. Elan received a cash payment of $100.0 million from Ligand, in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan will continue to manufacture the product in its Gainesville facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $75.6 million on the closing of this transaction.

On 3 October 2002, Elan announced that it sold its rights to Actiq in twelve territories, principally in Europe, to Anesta. At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $40.3 million on the closing of this transaction.

On 23 August 2002, Elan announced a licensing agreement with Watson for exclusive marketing rights to the 30 mg and 60 mg dosage strengths of Elan’s extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan will continue to manufacture the products in its Athlone facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $38.8 million on the closing of this transaction.

(B)   Cost of Sales

Exceptional cost of sales were $66.1 million in 2002, including a charge of $43.3 million related to the write-off of Zanaflex inventories due to the impact of generic competition during 2002. Other exceptional cost of sales includes $8.0 million on the write down of the intangible asset for Mysoline, following generic competition for this product, severance/relocation costs of $8.4 million, $5.7 million on the impairment of tangible fixed assets, and other exceptional cost of sales of $0.7 million.

(C)   Selling, General and Administrative

Exceptional selling, general and administrative expenses were $1,788.0 million. $1,536.7 million of the exceptional expenses relate to impairment charges arising on write-downs of intangible assets. Other exceptional selling, general and administrative expenses were $251.3 million. These include the purchase of royalty rights from Autoimmune, fixed asset write-downs and similar costs arising from the restructuring of the Group as part of the recovery plan. They also include legal costs related to the SEC investigation, shareholder litigation and litigation provisions.

Impairment charges to goodwill relating to the acquisitions of Dura, Liposome, Quadrant and Sano were $854.9 million, $111.8 million, $78.2 million and $2.4 million, respectively. Impairment charges to acquired IP arising from the acquisitions of Sano and Axogen were $87.4 million and $28.4 million, respectively. Other impairments to goodwill totalled $19.1 million. Impairment charges to patents and licences arising on write-downs of the product intangibles for the Pain Portfolio, Myobloc, Naprelan, Myambutol, dermatology products and Frova were $86.3 million, $77.7 million, $35.7 million, $32.7 million, $29.8 million and $29.4 million, respectively. Other impairments to patents and licences totalled $62.9 million.

Dura

Elan acquired Dura in November 2000 for $1,590.7 million. Dura was a specialty pharmaceutical company engaged in the marketing and sale of prescription products for the treatment of infectious diseases and respiratory conditions. The Dura acquisition added over 500 hospital and primary care sales representatives to Elan’s sales and marketing infrastructure and broadened Elan’s portfolio of marketed products. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, Elan wrote down goodwill relating to the acquisition of Dura by $854.9 million. Elan acquired Dura in order to significantly expand its sales and marketing infrastructure. Elan’s recovery plan aimed to create a research and development based biopharmaceutical company focused on neurology, autoimmune diseases and severe pain. Therefore, Elan decided to significantly reduce its sales and marketing infrastructure. For example, during 2002, Elan decided to dispose of its primary care franchise and related infrastructure. As a result of such reductions in Elan’s sales and marketing capability, the carrying value of the Dura goodwill was impaired.

Liposome

Elan acquired Liposome in May 2000 for $731.8 million, which included a milestone payment of $54.0 million paid on the receipt of marketing and pricing approval for Myocet in certain countries of the EU. Liposome was a biotechnology company engaged in the development, manufacturing and marketing of therapeutic products to treat cancer and related diseases. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, under its recovery plan, Elan disposed of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, and allocated $119.0 million of goodwill to the sale of the Abelcet business based on the estimated relative fair value of the Abelcet rights disposed. In 2002, Elan wrote down the remaining goodwill arising from the acquisition of Liposome by $111.8 million, as under its recovery plan Elan decided to close its oncology research and development business. The residual value for goodwill of $86.8 million was supported by European rights to Abelcet and Myocet.

NOTES RELATING TO FINANCIAL STATEMENTS

Sano

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2002, Elan wrote down acquired IP and goodwill arising from the acquisition of Sano by $87.4 million and $2.4 million, respectively, as under its recovery plan Elan decided to dispose of its transdermal business. This business was sold to Nitto Americas in July 2003.

Quadrant

Elan acquired Quadrant in December 2000 for $86.0 million. Quadrant was a drug delivery company with proprietary formulation technology applicable to pulmonary, oral and parenteral routes of administration. The purchase price was primarily allocated to goodwill. In 2002, Elan wrote down goodwill arising from the acquisition of Quadrant by $78.2 million to $Nil, as under its recovery plan Elan decided to dispose of or close the Quadrant business. This business was sold to a company managed by former employees of the business in July 2003.

Axogen

Elan acquired Axogen in December 1999 for $268.4 million. The purchase price was primarily allocated to patents and licences and acquired IP. In 2002, Elan wrote down acquired IP relating to Myobloc, arising from the acquisition of Axogen, by $28.4 million. Elan also wrote down $77.7 million in respect of other Myobloc intangible assets. The carrying value of Myobloc was written down due to lower than expected revenue from this product for 2002 and changed expectations for this product.

Other products

The intangible asset for the Pain Portfolio was written down due to supply difficulties since its acquisition in 2001, leading to diminished selling support from Elan as well as changed commercial expectations related to generic competition. Naprelan and Myambutol have been written down due to the impact of generic competition on these products in 2002 and reduced projected revenue and profitability from these products. Frova was written down to reflect reduced projected revenue and profitability from this product. In June 2002, Elan elected not to exercise its purchase option to acquire certain dermatology products from GSK. This resulted in rights to all products reverting to GSK at the end of 2002. As a result of this decision, Elan wrote down the related product intangible by $29.8 million to $Nil.

Autoimmune

In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan’s investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administration expense arising from the acquisition of Autoimmune.

Litigation

Elan recorded a provision during 2002 of $19.0 million relating to litigation with Schwarz, Allergan and shareholder derivative actions. For additional information on these litigations, please refer to Note 25 to the Consolidated Financial Statements.

(D)   Research and Development

Exceptional research and development expenses were $114.7 million. These mainly relate to product and goodwill impairments of $59.3 million and $10.6 million, respectively, together with fixed asset write-downs of $11.6 million and severance/relocation costs.

In September 2001, Elan acquired Delsys, for $50.0 million. Delsys was formed in 1995 and was engaged in developing novel manufacturing technology. During 2002, Elan recorded an impairment charge for the intangible assets relating to Delsys of $45.7 million, as under its recovery plan, Elan decided to close Delsys.

(E)   Other Ordinary Activities

Elan recognised a gain of $77.9 million on the disposal of Athena Diagnostics and the Abelcet business. In November 2002, Elan completed the sale of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, to Enzon. Elan received a net cash payment of $360.0 million from Enzon, representing the total consideration, after agreed price adjustments. The gain amounted to $12.7 million. In December 2002, Elan together with the other stockholders of Elan’s subsidiary, Athena Diagnostics, completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman. Elan realised net cash proceeds of $81.8 million and a net gain of $65.2 million.

In its 2002 Annual Report and Form 20-F, Elan restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III had been historically accounted for by Elan as a qualifying special purpose entity and was not, therefore, consolidated. In addition, in its 2002 Annual Report and Form 20-F, Elan adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay, an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. Under Irish GAAP, EPIL III had been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5. Therefore, the 2001 restatement did not affect Elan’s Irish GAAP financial information, including the Irish GAAP financial information contained in this Annual Report and Form 20-F. For additional information regarding the restatement and the adjustments, please refer to Note 33 to the Consolidated Financial Statements.

In March 2001, Elan transferred a portfolio of equity and debt securities to EPIL III, a wholly owned subsidiary of Elan. EPIL III issued $160.0 million in aggregate principal amount of Series A Guaranteed Notes, $190.0 million in aggregate principal amount of Series B Guaranteed Notes and $200.0 million in aggregate principal amount of Series C Guaranteed Notes. The Series A Guaranteed Notes matured on 29 June 2002. To fund the repayment of the notes, on 29 June 2002 EPIL III transferred certain financial assets, consisting of certain of the securities included in the portfolio transferred to EPIL III, to Shelly Bay and Shelly Bay made a $148.0 million cash payment to EPIL III. EPIL III used the proceeds from the payment by Shelly Bay, together with existing cash of $12.0 million, to repay the Series A Guaranteed Notes. The assets transferred by EPIL III to Shelly Bay had a carrying value under Irish GAAP of $223.4 million.

The documents that established EPIL III required that EPIL III dispose of financial assets in order to repay the Series A Guaranteed Notes at maturity. The documents also mandated the order in which the assets were to be sold prior to the maturity date for the Series A Guaranteed Notes. However, due to a number of factors, including the inability of Elan and EPIL III to locate the list mandating the order of disposal of the financial assets, the disposal process was commenced and completed over the one-week period ending on 29 June 2002. Although Elan, as servicing agent for EPIL III, contacted a number of third parties regarding their potential interest in purchasing financial assets from EPIL III, each of those parties indicated that they would not be able to complete a due diligence analysis of the issuers of the financial assets to be sold, or to receive all necessary internal approvals to complete the purchase, on a timely basis.

Therefore, in an effort to enable EPIL III to dispose of the financial assets, Elan determined that it would be necessary to provide non-recourse credit support to third parties who would agree to purchase financial assets from EPIL III. Credit support was offered to a number of potential purchasers of the financial assets. However, ultimately, only Shelly Bay possessed the ability to complete the transaction on a timely basis.

Elan established Shelly Bay specifically for the purpose of acquiring financial assets from EPIL III. All of the capital stock of Shelly Bay was issued to its sole shareholder. Elan did not own any capital stock of Shelly Bay and did not have a representative on Shelly Bay’s board of directors. In addition, the sole shareholder of Shelly Bay had no previous contact with Elan. However, as further described below, Elan possessed all of the financial risk of the Shelly Bay transaction. Similar to all other potential purchasers contacted by Elan, the sole shareholder of Shelly Bay was unwilling to invest capital to acquire the financial assets until a due diligence analysis of the issuers of the financial assets had been completed. Therefore, the sole shareholder of Shelly Bay made no substantive capital investment in Shelly Bay and, although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

Elan believed that any failure by EPIL III to dispose of financial assets prior to 29 June 2002 could potentially adversely impact the non-consolidated accounting status of EPIL III under U.S. GAAP and could result in defaults under Elan’s debt instruments.

Under the terms of the transaction, Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002 and made a cash payment to EPIL III of $148.0 million. Shelly Bay financed the entire purchase price of the financial assets, together with the funds necessary to pay interest and other costs on the loan to its maturity date, through borrowings under a $153.0 million non-recourse bank loan facility maturing on 30 September 2002. Elan provided a full and unconditional guarantee to the bank to support Shelly Bay’s obligation to repay the loan and provided $153.0 million in cash collateral to the bank to secure Elan’s obligations under its guarantee. Upon the closing of the transaction, Elan paid to Shelly Bay approximately $1 million to reimburse Shelly Bay for the expenses expected to be incurred by it in connection with the transaction. In addition, Elan irrevocably waived all rights of recourse against Shelly Bay in the event that it failed to repay the bank loan at maturity.

NOTES RELATING TO FINANCIAL STATEMENTS

The cash payment made by Shelly Bay in connection with its acquisition of the financial assets was based upon a valuation conducted by Elan. The valuation utilised customary, widely-accepted valuation methodologies and required that Elan make certain judgements and assumptions regarding the financial assets. Elan did not receive any independent verification of the valuation at the time of the transaction. In addition, EPIL III did not receive any bids for the financial assets to be disposed of.

Upon the closing of the transaction, Shelly Bay’s assets consisted solely of the financial assets purchased from EPIL III. Under the terms of the transaction, Shelly Bay was required to complete a due diligence analysis of the issuers of the securities prior to 15 September 2002. Shelly Bay had the right to either elect, on or prior to 15 September 2002, to retain the financial assets on a long-term basis or to dispose of the financial assets prior to 30 September 2002.

In the event that Shelly Bay elected to retain the financial assets, it was required, within 15 days of the election, to obtain alternative financing in an amount equal to the value, as of 29 June 2002, of the assets being retained, as determined by an independent appraiser engaged by Shelly Bay. The net cash proceeds received by Shelly Bay from any alternative financing were required to be applied to repay amounts outstanding under Shelly Bay’s bank loan.

In the event that Shelly Bay elected to dispose of the financial assets prior to 30 September 2002, Shelly Bay was required to apply the net proceeds from the dispositions to repay amounts outstanding under its bank loan. The transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed or the price obtained for the disposition.

Given the non-recourse nature of the Shelly Bay bank loan, Elan possessed all of the financial risk of the transaction under its guarantee of the bank loan, and the cash collateral provided by Elan to secure the guarantee, in the event of any shortfall in the aggregate proceeds received by Shelly Bay from the refinancing or disposition of the financial assets. Although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

As required by the terms of the transaction, Shelly Bay engaged an independent appraiser to value the financial assets as of 29 June 2002. The appraisal, which was prepared in early September 2002, valued the financial assets at $8.2 million.

Shelly Bay did not elect, under the terms of the transaction, to retain any of the financial assets and obtain alternative financing in an amount equal to the independent appraiser’s valuation. Rather, by 30 September 2002, Shelly Bay had disposed of all of the financial assets for aggregate net proceeds of $9.3 million. A number of the financial assets were disposed of, for net proceeds of $1.8 million, to an affiliate of Shelly Bay. The remainder of the financial assets were sold to third parties and in open market transactions. As described above, the transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold, including to an affiliate of Shelly Bay. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed or the price obtained for the disposition.

As a result of the disposition of the financial assets by Shelly Bay for aggregate net proceeds of $9.3 million, on 30 September 2002, Elan made a cash payment of $141.6 million to satisfy its obligation under its guarantee. Under the terms of the transaction agreements, Elan has no further obligation under the guarantee and has no recourse to Shelly Bay or to its sole shareholder arising from Elan’s payment under the guarantee. The loss on the sale of the securities was $217.0 million under Irish GAAP including the $141.6 million under the guarantee.

(F)   Net Interest

Exceptional net interest and other expenses were $1,014.0 million.

This includes a charge of $1,045.9 million relating to investments in Elan’s investment portfolio, including the investments held by EPIL II and EPIL III. The financial markets for emerging biotechnology, drug delivery and pharmaceutical companies declined significantly during 2002. The investment impairment charge mainly reflects this significant decline in the financial markets and also the impact of weak financial markets on the ability of emerging biotechnology, drug delivery and pharmaceutical companies to raise finance. The charge also includes impairments relating to investments in business ventures and business venture parents. The investment impairments comprise $215.4 million, $575.4 million and $255.1 million in relation to quoted investments, unquoted investments and loans, and securitised investments, respectively. In addition, during 2003 the Company recognised a net loss on financial assets of $10.0 million.

Offsetting these charges was a net gain of $37.7 million on the repurchase of $318.6 million in principal amount at maturity of LYONs. These LYONs, having an accreted value of $190.1 million at the date of purchase, were purchased at an aggregate cost of $149.8 million, resulting in the net gain of $37.7 million after related costs. For further information regarding the LYONs, please refer to Note 15 to the Consolidated Financial Statements.

2001

In 2001, Elan incurred net exceptional charges of $931.9 million. These exceptional revenues and costs have been included under the statutory format headings to which they relate analysed as follows:

	Revenue (A) $m	Cost of Sales (B) $m	Selling, General and Administrative (C) $m	Research and Development (D) $m	Net Interest (E) $m	Total $m

Product rationalisations	(231.4)	15.6	—	—	—	(215.8)
Rationalisation of research and development activities	(2.0)	—	—	60.5	—	58.5
Pharmaceutical division reorganisation costs	—	0.4	55.7	—	—	56.1
Acquired IP and product impairment	—	—	1,009.8	—	—	1,009.8
Investment impairments	—	—	—	—	24.1	24.1
Net gain on financial assets	—	—	—	—	(56.8)	(56.8)
Asset write-downs and other	5.6	6.8	18.7	18.1	6.8	56.0

Net exceptional charges	(227.8)	22.8	1,084.2	78.6	(25.9)	931.9

(A)   Revenue

Exceptional revenue in 2001 primarily relates to product rationalisation revenue of $231.4 million.

(B)   Cost of Sales

The exceptional cost of sales is primarily comprised of $15.6 million relating to product rationalisation revenue.

(C)   Selling, General and Administrative

Exceptional selling, general and administrative expenses were $1,084.2 million. $1,009.8 million of the exceptional charges relate to impairment charges arising on write-downs of intangible assets. Impairment charges to acquired IP arising from the acquisitions of Neurex and Sano were $500.0 million and $285.2 million, respectively. Impairment charges to patents and licences arising on write-downs of the product intangibles for Naprelan, Ceclor CD and Myambutol were $81.0 million, $94.2 million and $44.4 million, respectively. Other impairments to patents and licences amounted to $5.0 million. Other exceptional selling, general and administrative expenses were $74.4 million. These mainly relate to severance, integration, relocation and similar costs and asset write-downs arising from the integration of Elan’s U.S. biopharmaceuticals businesses.

Elan acquired Neurex in August 1998 for $810.0 million. Neurex was developing Prialt. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Neurex by $500.0 million. This write-down was due to delays in the product launch schedule and reduced revenue projections for Prialt.

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Sano by $285.2 million. The write-down was due to reduced revenue projections from products under development and to Elan’s decision to focus its research and development efforts in other areas.

Ceclor CD and Myambutol were written down due to the impact of generic competition on these products during 2001. Generic versions of each of these products were approved and launched in 2001, which reduced projected revenues and profitability from these

NOTES RELATING TO FINANCIAL STATEMENTS

products. Revenue from Ceclor CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001. Naprelan was written down due to lower than forecasted revenues in 2001 and reduced projected revenue and profitability from this product. The level of promotional support for a product can have a significant impact on the level of revenue generated from that product. Elan does not expect to provide any significant promotional support for Naprelan in the future and this has been reflected in the projections for this product. Revenue from Naprelan declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001.

(D)   Research and Development

Exceptional research and development expenses were $78.6 million in 2001. These mainly relate to severance, integration and similar costs and asset write-downs arising from the re-organisation, closure or scaling back of various drug delivery programmes and sites. Also included were costs of certain research programmes that Elan does not intend to complete. These were the estimated costs incurred pending closure or sale.

(E)   Net Interest

Exceptional net interest and other expenses amounted to a net gain of $25.9 million in 2001. This mainly relates to net gains on financial assets of $56.8 million, offset by investment impairments of $24.1 million and costs of $6.8 million associated with the redemption in March 2001 of the 4.75% Exchangeable Notes of Athena Neurosciences.

4   Net Interest and Other Expense

	2003 $m	2002 $m	2001 $m

Income from financial assets:
Interest and other income	32.1	86.3	159.2
Net gain on financial assets(1)	106.3	—	56.8
Gain on repurchase of LYONs(1)	1.6	37.7	—
Foreign exchange gains	4.2	2.4	1.8

	144.2	126.4	217.8

Interest payable and similar charges:
Bank charges and interest on loans repayable within five years	1.4	6.1	5.7
Interest capitalized	—	(3.0)	—
Foreign exchange losses	11.7	6.4	0.3
Original issue discount on LYONs	19.1	31.0	30.2
Interest on 7.25% Senior Notes	47.1	47.1	40.3
Interest on EPIL III Notes	29.9	37.2	35.4
Interest on EPIL II Notes	43.0	43.0	43.0
Interest on 6.5% Convertible Notes	4.1	—	—
Interest on other guaranteed and exchangeable notes	—	1.2	6.4
Amortisation of financing costs	14.5	11.6	14.5
Financing charges	10.7	24.7	22.8
Net loss on financial assets(1)	—	10.0	—
Investment impairments(1)	120.4	1,045.9	24.1
Share of funding of business ventures	3.0	23.9	24.6
Waiver fee to EPIL II/III noteholders(1)	16.8	—	—
Other financial charges	10.0	12.0	20.9

	331.7	1,297.1	268.2

Net interest and other expense	(187.5)	(1,170.7)	(50.4)

(1)	For additional information on exceptional items, please refer to Note 3 to the Consolidated Financial Statements

5   (Loss)/Profit on Ordinary Activities Before Taxation

The (loss)/profit on ordinary activities before taxation has been arrived at after charging/(crediting) the following items:

	2003 $m	2002 $m	2001 $m

Auditors’ remuneration:
Audit fees(1)	5.3	2.5	3.1
Audit related fees(2)	1.2	—	—

Audit and audit related fees	6.5	2.5	3.1
Tax fees(3)	0.1	0.1	0.1
All other fees(4)	—	—	0.2

Total fees	6.6	2.6	3.4

Directors’ emoluments:
Fees	1.0	1.0	0.7
Other emoluments and benefits in kind	2.0	2.0	5.3
Pension contributions	0.1	0.1	0.2
Payments to retired directors	2.2	1.2	0.2

	5.3	4.3	6.4

Amortisation of intangible assets	159.3	264.5	215.2
Depreciation of tangible assets	51.0	55.8	55.2
Loss/(profit) on disposal of fixed assets	1.0	14.4	(0.1)
Loss on sale of securities by EPIL III/guarantee	—	217.0	—

Operating lease rentals:
Premises	19.1	20.9	17.6
Plant and equipment	2.1	8.0	9.3
Grants amortised	(0.1)	(0.1)	(0.2)

(1)

Audit services include audit work performed on the Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

(2)

Audit related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(3)

Tax services include all services, except those services specifically related to the audit of the financial statements, performed by the independent auditor’s tax personnel, including tax analysis; supporting other tax-related regulatory requirements; and tax compliance and reporting.

(4)	Other fees are those associated with services not captured in the other categories.

For additional information regarding directors’ shareholdings, share options and compensation, please refer to “Directors” Interests’, “Directors” Options’ and “Directors” Remuneration’ in the Directors’ Report.

NOTES RELATING TO FINANCIAL STATEMENTS

6   Discontinued Operations

In the first quarter of 2004, Elan concluded its recovery plan with the sale of its European sales and marketing infrastructure. The results of this operation together with those of other business divestments and closures made during the recovery plan have been reported separately as discontinued operations for 2003 and for comparative years. Other divestments and closures include the sale of Elan’s diagnostic businesses, the return of the dermatology products to GSK, the Abelcet business, the sale of the primary care franchise to King, the sale of the Pain Portfolio to aaiPharma and the sale or closure of a number of drug delivery businesses including the sale of a transdermal technology business, the closure of Elan’s medipad business and Elan’s research facility in Princeton and the sale of a U.K. drug delivery business. The results of discontinued operations are shown after exceptional items. For additional information on exceptional items, please refer to Note 3 to the Consolidated Financial Statements. The gains/(losses) on disposal of businesses are classified as exceptional items under other ordinary activities.

2003	Revenue $m	Cost of sales $m	Selling, general and administration $m	Research and development $m	Operating profit/(loss) after exceptional items(1) $m	Gain/(loss) on disposal of businesses(1) $m

Europe	112.4	(62.4)	(170.2)	(14.0)	(134.2)	2.4
Diagnostics	9.0	(4.9)	(3.1)	(0.5)	0.5	—
Dermatology	—	—	(2.7)	—	(2.7)	—
Abelcet	1.1	(1.6)	1.2	—	0.7	—
Primary Care	108.4	(18.1)	(62.7)	(0.9)	26.7	284.8
Pain Portfolio	68.0	(17.0)	(15.0)	(0.3)	35.7	40.2
Drug Delivery	17.9	(17.5)	(10.5)	(35.7)	(45.8)	(34.1)

Total discontinued	316.8	(121.5)	(263.0)	(51.4)	(119.1)	293.3

2002	Revenue $m	Cost of sales $m	Selling, general and administration $m	Research and development $m	Operating profit/(loss) after exceptional items(1) $m	Gain/(loss) on disposal of businesses(1) $m

Europe	102.6	(64.8)	(80.8)	(16.0)	(59.0)	—
Diagnostics	70.6	(29.4)	(37.2)	(3.4)	0.6	65.2
Dermatology	47.6	(24.9)	(85.6)	—	(62.9)	—
Abelcet	64.6	(23.7)	(41.2)	—	(0.3)	12.7
Primary Care	237.8	(39.6)	(136.7)	(0.5)	61.0	—
Pain Portfolio	59.8	(19.4)	(103.1)	(0.2)	(62.9)	—
Drug Delivery	27.4	(25.4)	(182.6)	(130.7)	(311.3)	—

Total discontinued	610.4	(227.2)	(667.2)	(150.8)	(434.8)	77.9

2001	Revenue $m	Cost of sales $m	Selling, general and administration $m	Research and development $m	Operating profit/(loss) after exceptional items(1) $m	Gain/(loss) on disposal of businesses(1) $m

Europe	90.9	(49.3)	(50.4)	(9.0)	(17.8)	—
Diagnostics	51.7	(32.7)	(26.9)	(2.9)	(10.8)	—
Dermatology	61.8	(28.5)	(41.3)	—	(8.0)	—
Abelcet	72.0	(14.3)	(55.3)	—	2.4	—
Primary Care	120.2	(20.9)	(45.9)	0.2	53.6	—
Pain Portfolio	15.4	(4.7)	(2.5)	—	8.2	—
Drug Delivery	37.8	(14.4)	(306.0)	(67.5)	(350.1)	—

Total discontinued	449.8	(164.8)	(528.3)	(79.2)	(322.5)	—

(1)	For additional information on exceptional items, please refer to Note 3 to the Consolidated Financial Statements.

7   Tax on (Loss)/Profit on Ordinary Activities

The components of the current tax (credit)/expense for the years ended 31 December were as follows:

	2003 $m	2002 $m	2001 $m

Irish corporation tax	9.7	2.3	1.5
Foreign taxes	(31.7)	17.5	15.9

	(22.0)	19.8	17.4

Current tax, including Irish corporation tax and foreign taxes, is provided on the Group’s taxable profits, at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. In each of the three years ended 31 December 2003, 31 December 2002 and 31 December 2001, substantially all of Elan’s income in Ireland was exempt from taxation by virtue of relief granted on income derived from patents or due to tax losses incurred. The tax credit of $22.0 million for 2003 reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents, which is exempt from tax, foreign withholding tax and the availability of tax losses.

Reflecting the exempt nature of Irish income and the availability of tax losses in Ireland and foreign operations, there was no deferred tax expense for the above years.

Irish and overseas taxation have been provided at current rates on the profits earned for the periods covered by the Consolidated Financial Statements.

A reconciliation of the expected tax expense (computed by applying the standard Irish tax rate to (losses)/profits before tax) to the actual tax expense is as follows:

NOTES RELATING TO FINANCIAL STATEMENTS

	2003 $m	2002 $m	2001 $m

Taxes at the Irish standard rate of 12.5% in 2003, 16% in 2002 and 20% in 2001	(104.7)	(575.2)	(174.0)
Irish income at reduced rates	(6.9)	(18.4)	(33.7)
Foreign income at rates other than the Irish standard rate	(82.6)	(10.7)	(138.7)
Losses creating no tax benefit	170.3	620.8	363.2
Share of investments accounted for under the equity method including elimination of revenue	1.5	2.8	2.6
Other	0.4	0.5	(2.0)

Actual (credit)/provision for income taxes	(22.0)	19.8	17.4

The distribution of (loss)/profit on ordinary activities before taxes by geographical area was as follows:

	2003 $m	2002 $m	2001 $m

(Loss)/profit on ordinary activities before taxes:
Ireland	(734.7)	(1,961.9)	(691.6)
Foreign	(102.7)	(1,632.7)	(178.2)

	(837.4)	(3,594.6)	(869.8)

Deferred taxation

	At 31 December 2003 $m	At 31 December 2002 $m

Deferred taxation liabilities:
Fixed assets	(45.8)	(14.9)
Intangible assets on acquisition	(52.6)	(150.1)
Deferred interest	(2.9)	—

	(101.3)	(165.0)

Deferred taxation assets:
Net operating losses	—	2.1
Reserves/provisions, deferred interest & capitalised items	101.3	162.9

	101.3	165.0

Deferred tax asset/(liability)	—	—

Under Irish GAAP the Company applies FRS 19 “Deferred Tax.”

Except as outlined below, deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. No taxes have been provided for the unremitted and untaxed earnings of the Group companies overseas as these are, in the main, considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled approximately $1,046.8 million at 31 December 2003. Deferred tax assets are recognised to the extent that, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The calculation of the deferred taxation asset or liability is based on the taxation rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

Tax balances

	At 31 December 2003 $m	At 31 December 2002 $m

Taxation and social security creditors comprise:
Corporation tax	24.2	54.9
Value added tax	1.6	(0.3)
Payroll taxes	3.6	5.4

	29.4	60.0

8   Earnings Per Share

Basic earnings per share is computed by dividing the net profit or loss for the period available to ordinary shareholders by the sum of the weighted average number of Ordinary Shares in issue and ranking for dividends during the period. Diluted earnings per share is computed by dividing the net profit or loss for the period by the weighted average number of Ordinary Shares in issue, adjusted for the effect of all dilutive potential Ordinary Shares that were outstanding during the period:

The following table sets forth the computation for basic and diluted earnings per share (“EPS”):

Before exceptional items
	2003	2002	2001

Numerator (amounts in $m):
Numerator for basic and diluted EPS—retained (loss)/profit	(498.3)	(665.7)	44.7

Denominator (amounts in millions):
Denominator for basic EPS—weighted average shares	356.0	349.7	336.0
Effect of dilutive securities—options and warrants	—	—	23.3

Denominator for diluted EPS—weighted average shares	356.0	349.7	359.3

Basic EPS	$(1.40)	$(1.90)	$0.13
Diluted EPS	$(1.40)	$(1.90)	$0.12

NOTES RELATING TO FINANCIAL STATEMENTS

Exceptional items
	2003	2002	2001

Numerator (amounts in $m):
Numerator for basic and diluted EPS—retained loss	(317.1)	(2,949.4)	(931.9)
Denominator (amounts in millions):
Denominator for basic EPS—weighted average shares	356.0	349.7	336.0
Effect of dilutive securities—options and warrants	—	—	—

Denominator for diluted EPS—weighted average shares	356.0	349.7	336.0

Basic EPS	$(0.89)	$(8.44)	$(2.77)
Diluted EPS	$(0.89)	$(8.44)	$(2.77)

Total
	2003	2002	2001

Numerator (amounts in $m):
Numerator for basic and diluted EPS—retained loss	(815.4)	(3,615.1)	(887.2)

Denominator (amounts in millions):
Denominator for basic EPS—weighted average shares	356.0	349.7	336.0
Effect of dilutive securities—options and warrants	—	—	—

Denominator for diluted EPS—weighted average shares	356.0	349.7	336.0

Basic EPS	$(2.29)	$(10.34)	$(2.64)

Diluted EPS	$(2.29)	$(10.34)	$(2.64)

9    Staff Numbers and Costs

The average number of persons employed by the Company during 2003 was 2,688, analysed over the following categories:

	2003	2002	2001

Research and development	625	1,016	1,125
Manufacturing	755	1,079	1,012
Sales	761	1,592	1,651
Administration	547	690	740

	2,688	4,377	4,528

At 31 December 2003, Elan had total worldwide employees of 2,159.

The aggregate payroll costs of employees were as follows:

	2003 $m	2002 $m	2001 $m

Wages and salaries	239.4	377.4	335.6
Social security costs	29.0	43.8	34.4
Pension costs	13.5	12.1	12.7

	281.9	433.3	382.7

10    Fixed Assets—Intangible Assets

	Patents & Licences $m	Goodwill $m	Acquired Intellectual Property $m	Total $m

Cost:
At 1 January 2003	1,655.6	606.8	427.8	2,690.2
Additions	14.3	—	—	14.3
Disposals	(524.7)	(116.9)	(29.1)	(670.7)
Impairments	(53.4)	(124.4)	(11.7)	(189.5)
Translation adjustment	0.3	2.7	—	3.0

At 31 December 2003	1,092.1	368.2	387.0	1,847.3

Accumulated amortisation:
At 1 January 2003	350.4	242.2	18.1	610.7
Amortised in year	123.9	29.5	5.9	159.3
Disposals	(123.9)	(47.1)	(4.5)	(175.5)
Translation adjustment	0.1	0.3	—	0.4

At 31 December 2003	350.5	224.9	19.5	594.9

Net book value: 31 December 2003	741.6	143.3	367.5	1,252.4

Net book value: 31 December 2002	1,305.2	364.6	409.7	2,079.5

At 31 December 2003, the main components of the carrying value of patents and licences were $295.3 million for Maxipime/Azactam, $105.5 million for the AD intellectual property and $89.2 million for Prialt.

At 31 December 2003, the main components of the carrying value of goodwill were $86.0 million for Dura and $45.2 million for Nanosystems.

At 31 December 2003, the carrying values of acquired IP relating to the acquisitions of Neurex, NanoSystems and Axogen were $286.9 million, $35.3 million and $45.3 million, respectively.

Disposals of intangible fixed assets during 2003 primarily relate to Skelaxin and Sonata intangibles of $386.5 million sold as part of the sale of the primary care franchise to King, and the intangible asset of $54.7 million for the Pain Portfolio sold to aai Pharma.

Elan acquires companies engaged in research and development activities as it expects that the intellectual property created through the acquired companies’ research and development processes may result in a future earnings stream. Acquired IP represents that portion of the purchase price that Elan attributes to the value of the research and development activity undertaken by the acquired research and development company prior to acquisition. It is not a payment for research and development but rather for the value created through previous research and development.

Acquired IP is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which Elan expects to derive economic benefits. Acquired IP rights of $286.9 million (relating to Neurex) were not amortised in 2003, as the useful economic life of those rights had not commenced. Elan expects to file an amendment to its NDA for Prialt in the second quarter of 2004. Upon commencement of its useful economic life, acquired IP will be amortised on a straight-line basis over the period that economic benefits are expected to accrue, which is not expected to exceed 20 years. In the case of each acquisition, the useful economic life of acquired IP commences upon the generation of product revenue from that acquired IP. Pharmaceutical products cannot be marketed until the successful completion of research and development and the receipt of regulatory approval to market. Under U.S. GAAP, the corresponding amounts were expensed immediately upon acquisition as IPR&D costs.

In accordance with the requirements of FRS 11, “Impairment of Fixed Assets and Goodwill” (“FRS 11”), Elan conducts an impairment review of acquired IP rights at least annually, prior to the commencement of amortisation, to assess whether its carrying value is supported.

For additional information on the impairments of intangible fixed assets, please refer to Note 3 to the Consolidated Financial Statements.

NOTES RELATING TO FINANCIAL STATEMENTS

11   Fixed Assets—Tangible Assets

	Land & Buildings $m	Plant & Equipment $m	Total $m

Cost:
At 1 January 2003	250.5	396.7	647.2
Additions	10.1	24.7	34.8
Disposals	(35.1)	(72.9)	(108.0)
Impairments	(9.2)	(5.2)	(14.4)
Transfers	37.6	(37.6)	—
Translation adjustment	0.7	2.6	3.3

At 31 December 2003	254.6	308.3	562.9

Accumulated depreciation:
At 1 January 2003	33.6	154.3	187.9
Charged in year	8.3	42.7	51.0
Disposals	(13.5)	(36.9)	(50.4)
Transfers	10.5	(10.5)	—
Translation adjustment	0.3	1.9	2.2

At 31 December 2003	39.2	151.5	190.7

Net book value: 31 December 2003	215.4	156.8	372.2

Net book value: 31 December 2002	216.9	242.4	459.3

Tangible fixed assets disposals during 2003 include fixed assets sold with a transdermal technologies business, sale of the corporate aircraft and disposal of fixed assets relating to the primary care franchise of $18.9 million, $17.3 million and $16.6 million, respectively.

Included in the carrying value of tangible fixed assets is $220.8 million (2002: $222.7 million) relating to Elan’s manufacturing facility in Athlone, Ireland.

The net book value of tangible assets held under finance leasing arrangements at 31 December 2003 amounted to $53.2 million (2002: $54.2 million) and related depreciation for the period amounted to $11.4 million (2002: $13.9 million).

Fixed asset additions include interest capitalised of $Nil (2002: $3.0 million). Interest is capitalised on assets being constructed for their intended use at an average rate of 6.5% per annum.

For additional information on the impairments of tangible fixed assets, please refer to Note 3 to the Consolidated Financial Statements.

12   Fixed Assets—Financial Assets

	At 31 December 2003 $m	At 31 December 2002 $m

Investments in and loans to associates	23.9	63.2
Quoted investments	35.8	96.4
Unquoted investments and loans	197.9	368.8
Securitised investments	150.3	206.2
Other marketable securities	86.6	74.8

Total	494.5	809.4
Less current financial assets	(86.6)	(74.8)

Fixed assets—financial assets	407.9	734.6

a   Movements on non-current financial assets for the year were as follows:

	Investments in and Loans to Associates $m	Quoted Investments $m	Unquoted Investments and Loans $m	Securitised Investments $m	Total $m

At 1 January 2003	63.2	96.4	368.8	206.2	734.6
Additions	—	21.4	22.3	—	43.7
Disposals/repayments	(31.3)	(79.3)	(131.7)	(7.8)	(250.1)
Share of losses of associates	(8.8)	—	—	—	(8.8)
Impairment	—	(2.7)	(68.2)	(49.5)	(120.4)
Interest income	0.8	—	6.7	1.4	8.9

At 31 December 2003	23.9	35.8	197.9	150.3	407.9

Quoted investments at 31 December 2003 carried at a cost of $35.8 million (2002: $96.4 million) had a market value at that date of $70.1 million (2002: $100.0 million).

b   Associates

Net revenues from associates amounted to $0.3 million (2002: $4.8 million; 2001: $16.9 million) from Amarin (see Note 27 “Related Parties”) and $0.5 million (2002: $0.9 million; 2001: $2.6 million) from other associates during 2003. These other associates are subsidiaries of unrelated companies. The revenues from associates that are subsidiaries of unrelated companies arose under licence agreements whereby Elan has licensed rights to drug delivery technologies, products and development-stage pharmaceutical compounds to these associates in return for licence fees, future milestone payments and royalties on sales. In certain cases, Elan may provide contract research and development services billable on a cost-plus basis in line with normal commercial terms and Elan may provide additional funding to associates. At 31 December 2003, trading balances owed to the Company from associates amounted to $Nil (2002: $18.1 million) of which $Nil (2002: $13.7 million) relates to Amarin and balances owed by the Company amounted to $Nil (2002: $1.0 million).

Elan’s total investment in Amarin at 31 December 2003 amounted to $23.9 million, consisting of loans, including interest, of $20.9 million and a net equity investment of $3.0 million.

For additional information on Amarin, including in relation to the 2003 and 2004 amendments, please refer to Note 27 to the Consolidated Financial Statements.

c   Significant additions

Total additions to quoted and unquoted investments made in 2003 were $43.7 million, primarily relating to the conversion of convertible investments in business venture parents to preferred/common stock investments for $32.5 million.

d   Significant disposals

Total disposals of quoted and unquoted investments in 2003 amounted to $211.0 million, primarily relating to the disposal of Elan’s investments in Xcel and Ligand which had carrying values of $89.5 million and $65.7 million, respectively.

e   Investment impairments

During 2003 the Company recognised a $120.4 million charge in relation to investment impairments arising from Elan’s investment portfolio, primarily relating to investments in business ventures and business venture parents of $4.0 million and $106.0 million, respectively.

f   Securitised investments

The securitised investments at 31 December 2003 with a carrying value of $150.3 million, had a fair value at that date of $237.0 million. These investments are held as security against the EPIL II Notes and the EPIL III Notes in an aggregate principal amount of $840.0 million, issued in securitisation transactions. For additional information regarding these notes, please refer to Note 15 to the Consolidated Financial Statements.

NOTES RELATING TO FINANCIAL STATEMENTS

13   Stocks

	At 31 December 2003 $m	At 31 December 2002 $m

Raw materials	17.1	40.9
Work-in-process	21.3	28.0
Finished goods	40.0	80.9

	78.4	149.8

The decrease in stocks during 2003 primarily reflects the divestment of businesses and products under the recovery plan. The replacement cost of stock does not differ materially from its carrying value.

14   Debtors

	At 31 December 2003 $m	At 31 December 2002 $m

Trade debtors	88.6	148.4
Less amounts provided for doubtful debts	(11.6)	(23.1)

	77.0	125.3
Other debtors	50.9	39.2
Prepayments	18.0	22.1

	145.9	186.6

Included in debtors is an amount of $11.8 million (2002: $10.8 million) due after one year.

	2003 $m	2002 $m

Provision for doubtful debts:
Balance at 1 January	23.1	15.0

Profit and loss account charge	6.9	20.8
Amounts utilised	(18.4)	(12.7)

Balance at 31 December	11.6	23.1

The decrease in trade debtors during 2003 primarily reflects the impact of the divestment of businesses and products under the recovery plan.

15   Convertible Debt and Guaranteed Notes

	Repayment Dates	At 31 December 2003 $m	At 31 December 2002 $m

Due within one year
EPIL II Notes	2004	450.0	—
3.25% LYONs	2003	—	682.0
Interest accrued		21.4	114.3

Debt due within one year		471.4	796.3

Due after one year
EPIL III Notes	2005	389.5	387.5
EPIL II Notes	2004	—	449.0
7.25% Senior Notes	2008	645.1	643.9
6.5% Convertible Notes	2008	444.4	—
3.25% LYONs	2008	0.9	—

Debt due after more than one year		1,479.9	1,480.4

EPIL II Notes

In June 2000, the Company transferred a portfolio of equity and debt securities to a special purpose entity, EPIL II, a wholly owned subsidiary of the Company. On 28 June 2000, EPIL II issued $450.0 million in aggregate principal amount of the EPIL II Notes, in a private placement to a group of financial institutions. The EPIL II Notes mature on 28 June 2004. EPIL II paid cash of $340.0 million to the Company for the portfolio of investments transferred to it. Other than a payment of $0.8 million (2002: $0.8 million; 2001: $0.8 million) for administration services, there were no cash flows between EPIL II and the Company in 2003, 2002 or 2001. The investments and cash in EPIL II are held as security against the EPIL II Notes. These assets are not available for distribution outside EPIL II. The investments and cash had a fair value of $105.8 million, and a carrying value of $77.1 million, at 31 December 2003. The EPIL II Notes are guaranteed on a subordinated basis by Elan and, consequently, in accordance with the provisions of FRS 5, the EPIL II Notes and the investments are both included separately in the Company’s consolidated balance sheet. The EPIL II Notes bear interest at the rate of 9.56% per annum, payable in cash. Issue costs associated with the financing amounted to $5.9 million.

Interest charged in 2003 amounted to $43.0 million (2002: $43.0 million; 2001: $43.0 million). The liability outstanding at 31 December 2003, net of financing costs, was $450.0 million (2002: $449.0 million) with interest accrued of $0.4 million (2002: $0.4 million).

3.25% LYONs

In December 1998 EFC issued, in a private placement and at a substantial discount, LYONs due 2018 in the principal amount of $1,643.5 million at maturity. The issue price of the LYONs was $524.78 per $1,000 principal amount at maturity and the gross proceeds to the Company amounted to $862.5 million. The expenses associated with the transaction amounted to $23.1 million. The LYONs are exchangeable at any time at the option of the holder into 13.75 Elan ADSs per each $1,000 principal amount at maturity. The securities are redeemable for cash at any time, at the option of the Company, on or after 14 December 2003. Holders of the LYONs may require Elan to purchase all or any portion of their LYONs on 14 December 2003, 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issue discount up to the purchase date. Elan may, at its option, elect to pay the purchase price for the LYONs in cash, by the delivery of ADSs, at then existing market prices, or any combination of cash and ADSs. Elan’s right to pay the purchase price for the LYONs by delivering ADSs is subject to certain conditions, including the registration of the ADSs to be delivered under the Securities Act of 1933 and the listing of those ADSs on the NYSE.

In December 2002, Elan repurchased $318.6 million in principal amount at maturity of LYONs (representing approximately 19% of the originally issued LYONs) in separate privately negotiated purchases. These LYONs, having an accreted value of $190.1 million at the dates of acquisition, were purchased at an aggregate cost of $149.8 million, resulting in a net gain of $37.7 million after related costs at the dates of acquisition. This was a discount of approximately 24% to the accreted value of such LYONs at 14 December 2003 of $196.5 million.

NOTES RELATING TO FINANCIAL STATEMENTS

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million. This was a discount of approximately 4% to the accreted value of such LYONs at 14 December 2003 of $322.9 million.

On 14 November 2003, Elan announced that holders of the remaining outstanding LYONs had the right to surrender their LYONs for purchase during the period that began then and ended on 15 December 2003. Pursuant to the indenture under which the LYONs were issued in December 1998, each holder of LYONs had the right to require Elan to purchase, until 5:00 p.m., New York time, on 15 December 2003, such holder’s LYONs at a price equal to $616.57 per $1,000 principal amount at maturity of the LYONs.

Under the terms of the LYONs, Elan had the option to pay for the LYONs in cash, in ADSs, representing Ordinary Shares, of Elan, or in any combination of cash and ADSs. Elan elected to pay for the LYONs in cash. The aggregate principal amount due at maturity for all outstanding LYONs was approximately $801.3 million.

On 16 December 2003, Elan announced that LYONs with an aggregate principal amount at maturity of approximately $799.7 million were validly surrendered for repurchase and not withdrawn, and Elan had repurchased all such LYONs. Approximately $1.6 million in aggregate principal amount at maturity of LYONs remain outstanding following the completion of the repurchase. The aggregate purchase price for all LYONs validly surrendered for repurchase and not withdrawn was approximately $493.1 million. The accreted value of the remaining LYONs was $0.9 million at 31 December 2003.

The original issue discount charged to income in the year to 31 December 2003 amounted to $19.1 million (2002: $31.0 million, 2001: $30.2 million). At 31 December 2003, the liability represented a price of $616.57 per $1,000 principal amount at maturity.

The liability outstanding at 31 December 2003, net of financing costs of $Nil (2002: $13.3 million), was $0.9 million (2002: $682.0 million) with interest accrued of $Nil (2002: $97.0 million). Inclusive of financing costs, the accreted value of the LYONs at 31 December 2003 was $0.9 million (2002: $792.3 million).

EPIL III Notes

In March 2001, the Company transferred a portfolio of equity and debt securities to a special purpose entity, EPIL III, a wholly owned subsidiary of the Company. EPIL III issued $200.0 million in aggregate principal amount of the Series C Guaranteed Notes in a private placement to a group of financial institutions. In addition, EPIL III issued $160.0 million in aggregate principal amount of the Series A Guaranteed Notes and $190.0 million of the Series B Guaranteed Notes, in exchange for all outstanding 8.43% Guaranteed Notes issued in June 1999 by EPIL. The Series A Guaranteed Notes were, and the Series B Guaranteed Notes and Series C Guaranteed Notes are, fully and unconditionally guaranteed on a subordinated basis by Elan. The Series A Guaranteed Notes bore interest at the rate of 8.43% per annum. The Series B Guaranteed Notes bore interest at the rate of 8.43% per annum through June 2002 and 7.72% per annum thereafter. The Series C Guaranteed Notes bear interest at the rate of 7.62% per annum.

In 2001, EPIL III paid cash of $106.0 million to the Company and also exchanged the EPIL III Series A and Series B Guaranteed Notes for all outstanding 8.43% Guaranteed Notes as consideration for the portfolio of investments transferred to it. Other than these payments and a payment of $0.8 million (2002: $0.8 million, 2001: $0.6 million) for administration services, there were no other cash flows between EPIL III and the Company in 2003, 2002 or 2001. The remaining investments and cash in EPIL III are held as security against the EPIL III Series B Guaranteed Notes and the Series C Guaranteed Notes. These assets are not available for distribution outside EPIL III. The investments and cash had a fair value of $152.3 million, and a carrying value of $94.3 million, at 31 December 2003. The Series B Guaranteed Notes and the Series C Guaranteed Notes are guaranteed on a subordinated basis by Elan and, consequently, in accordance with the provisions of FRS 5, the Series B Guaranteed Notes and the Series C Guaranteed Notes, investments and cash are included separately in the Company’s consolidated balance sheet. Issue costs associated with the financing of the EPIL III Notes amounted to $6.1 million.

In June 2002, EPIL III disposed of securitised investments in order to repay the $160.0 million in the aggregate principal amount of its Series A Guaranteed Notes which matured on 29 June 2002.

For additional information relating to the disposal of financial assets by EPIL III, please refer to Note 3 and Note 33 to the Consolidated Financial Statements.

Interest charged on the EPIL III notes in 2003 amounted to $29.9 million (2002: $37.2 million, 2001: $35.4 million). The liability outstanding at 31 December 2003, net of financing costs, was $389.5 million (2002: $387.5 million) with interest accrued of $0.2 million (2002: $0.2 million).

7.25% Senior Notes

In February 2001, Athena Finance, an indirect wholly owned subsidiary of Elan, issued $650.0 million in aggregate principal amount of 7.25% Senior Notes due 2008 at a discount of $2.5 million. The 7.25% Senior Notes are senior, unsecured obligations of Athena Finance and are fully and unconditionally guaranteed on a senior unsecured basis by Elan. Issue costs associated with the financing amounted to $8.3 million.

Interest is paid in cash semi-annually. Interest charged in the year ending 31 December 2003 amounted to $47.1 million (2002: $47.1 million, 2001: $40.3 million). The liability outstanding at 31 December 2003, net of financing costs, was $645.1 million (2002: $643.9 million) with interest accrued of $16.7 million (2002: $16.7 million, 2001: $16.7 million).

On 14 January 2002, Elan entered into an interest rate swap to convert its fixed rate interest obligations for $100.0 million of the 7.25% Senior Notes to variable rate interest obligations. The swap had a fair value gain of $8.5 million at 31 December 2003 (2002: $8.1 million).

6.5% Convertible Notes

In November 2003, Elan announced that it had completed the offering and sale of $460.0 million in aggregate principal amount of 6.5% Convertible Notes issued by ECC, an indirect wholly-owned subsidiary of Elan, and guaranteed by Elan. The 6.5% Convertible Notes mature on 10 November 2008.

Holders of the 6.5% Convertible Notes have the right to convert the notes into fully-paid ADSs at a conversion price of $7.42 at any time up to 10 November 2008 or seven trading days preceding the date of redemption if the notes are called for redemption.

Elan may, at any time after 1 December 2006, redeem all or part of the 6.5% Convertible Notes then outstanding at par, with interest accrued to the redemption date provided that, within a period of 30 consecutive trading days ending five trading days prior to the date on which the relevant notice of redemption is published, the official closing price per share of the ADSs on the NYSE for 20 trading days shall have been at least 150% of the conversion price deemed to be in effect on each of such trading days.

Interest is paid in cash semi-annually. Interest charged in the year ending 31 December 2003 amounted to $4.1 million (2002: $Nil, 2001: $Nil). The liability outstanding at 31 December 2003, net of financing costs, was $444.4 million (2002: $Nil) with interest accrued of $4.1 million (2002: $Nil).

Covenants

The agreements governing certain of Elan’s outstanding indebtedness contain various restrictive covenants that restrict the Group’s ability to, among other things, incur additional indebtedness (including intercompany indebtedness), create liens and other encumbrances, enter into transactions with related parties, sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, some of these agreements require Elan to maintain certain financial ratios. Elan does not currently, and does not expect in the foreseeable future, to have the ability to incur any additional indebtedness under certain of these covenants, unless it receives a waiver from the holders of a majority of the applicable indebtedness.

As a result of Elan’s failure to timely complete and file with the SEC Elan’s Annual Report on Form 20-F for its fiscal year ended 31 December 2002, on 30 June 2003, Elan defaulted under certain covenants contained in the agreements governing the EPIL II Notes and the Series B and Series C Guaranteed Notes issued by EPIL III. The covenants required that Elan provide to each of the holders of such notes Elan’s audited consolidated financial statements, together with an officer’s certificate relating thereto, on or prior to 29 June 2003. On 15 July 2003, Elan also defaulted under a covenant contained in the indenture governing the 7.25% Senior Notes that required Elan to file its 2002 Annual Report on Form 20-F with the SEC on or prior to 15 July 2003.

Commencing on 29 July 2003, Elan received a series of separate agreements from a majority of the holders of the EPIL II Notes and the holders of the Series B and Series C Guaranteed Notes waiving compliance by Elan with the applicable covenants described above. The series of waivers was effective through 5 September 2003. With the completion and filing with the SEC of Elan’s 2002 Annual Report on Form 20-F, the defaults described above were cured in all respects. In the absence of the waivers, the defaults under the EPIL II Notes and the Series B and Series C Guaranteed Notes would have become events of default on 30 July 2003. In the absence of the completion and

NOTES RELATING TO FINANCIAL STATEMENTS

filing with the SEC of Elan’s 2002 Annual Report on Form 20-F, the default under the indenture governing the 7.25% Senior Notes would have become an event of default on 16 September 2003.

16   Creditors

	At 31 December 2003 $m	At 31 December 2002 $m

Amounts falling due within one year:
Trade creditors	32.7	59.0
Accrued liabilities	258.4	371.7
Product acquisitions and alliances	19.4	277.6
Other creditors	25.6	30.5
Taxation and social security (Note 7)	29.4	60.0

	365.5	798.8

Amounts falling due after one year:
Product acquisitions and alliances	11.2	204.6
Other creditors	18.0	31.6

	29.2	236.2

Product acquisitions and alliances

At 31 December 2003, Elan included in creditors $30.6 million relating to future payments and/or future potential payments on products. Of the $30.6 million, $19.4 million was owing at 31 December 2003 and $11.2 million was potentially payable, contingent on future events. Elan is a party to certain product acquisition or alliance agreements that contain staged or option payments which may be uncertain in amount, which may be paid at Elan’s discretion, such as upon the exercise of an option to acquire the product, or which must be paid upon the occurrence of future events, such as the attainment of pre-determined product revenue targets or other milestones. Elan has accrued $19.4 million within creditors (within one year), including $15.6 million for Maxipime/Azactam and $11.2 million within creditors (after one year) for Frova.

At 31 December 2002, Elan included in creditors $482.2 million relating to future payments and/or future potential payments on products. The reduction of $451.6 million from December 2002 to December 2003 primarily reflects product payments made during the year of $212.4 million and product payment obligations assumed by King and aaiPharma of $218.8 million and $51.4 million, respectively.

The balance outstanding at 31 December was as follows:

	2003 $m	2002 $m

Within one year:
Maxipime/Azactam	15.6	130.7
Sonata	—	114.7
Pain Portfolio	—	28.3
Other	3.8	3.9

	19.4	277.6

After one year:
Sonata	—	146.0
Pain Portfolio	—	49.1
Frova	11.2	6.1
Other	—	3.4

	11.2	204.6

17   Share Capital

Authorised Share Capital	No. of Ordinary Shares

At 31 December 2003 and 2002:
Ordinary Shares (par value 5 Euro cents)	600,000,000
Executive Shares (par value 1.25 Euro)(the “Executive Shares”)	1,000
“B” Executive Shares (par value 5 Euro cents)(the “B” Executive Shares”)	25,000

	At 31 December 2003		At 31 December2002

Issued and Fully Paid Share Capital	Number	$000s	Number	$000s

Ordinary Shares	386,182,274	22,015	350,408,863	19,939
Executive Shares	1,000	2	1,000	2
“B” Executive Shares	21,375	2	21,375	2

On 5 November 2003, Elan announced that it had successfully completed a private offering of 35 million Ordinary Shares at a price of $4.95 per share.

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any meetings of the Company, or the right to be paid a dividend out of the profits of the Company, except for such dividends as the directors may from time to time determine.

The “B” Executive Shares confer on the holders thereof the same voting rights as are enjoyed by the holders of Ordinary Shares. The “B” Executive Shares do not confer on the holders thereof the right to be paid a dividend out of the profits of the Company except for such dividends as the directors may from time to time determine.

Shares issuable at 31 December 2003 of $1.3 million relate to shares of Athena Neurosciences, Sano, Neurex, Liposome and Dura common stock remaining to be converted into Ordinary Shares pursuant to the acquisition of these companies and warrants over 1,500,000 Ordinary Shares valued at $16.4 million issued to Eastman Kodak Company on the acquisition of NanoSystems by Elan.

NOTES RELATING TO FINANCIAL STATEMENTS

18   Profit and Loss Account

	At 31 December 2003 $m	At 31 December 2002 $m

Holding company	(4,110.6)	(3,971.2)
Subsidiary and associated undertakings	(76.1)	599.9
Goodwill written-off	(574.3)	(574.3)

	(4,761.0)	(3,945.6)

Elan has availed of the Companies (Amendment) Act 1986 exemption from the requirement to present its separate non-consolidated profit and loss account. Of the consolidated net loss after tax, a loss of $139.4 million (2002: $5,723.3 million) is dealt with in the profit and loss account of the Company.

19   Minority Interest

The minority interest at 31 December 2002 related to the minority interest in Elan Pharma Taiwan and Elan Pharmaceutical Corporation, Philippines. These subsidiaries were sold during 2003.

20   Share Options and Warrants

Share options have been granted to directors, employees, consultants and certain other parties. Options are granted at the price equal to the market value at the date of grant and will expire on a date not later than ten years after their grant. Options generally vest between one and five years from the date of grant. There were 48,737,057 options outstanding under these arrangements at 31 December 2003.

Under the terms of the 1986 and 1989 Elan employee stock option plans, options to purchase 44,400 Ordinary Shares were outstanding at 31 December 2003. No options were available for grant under these plans at 31 December 2003. Under the terms of the 1996 Elan stock option plans, options to purchase 9,290,558 Ordinary Shares were outstanding at 31 December 2003. Options to purchase a further 4,342,004 shares were available for grant at 31 December 2003. Under the terms of the 1998 Elan employee stock option plan, options over 4,841,957 Ordinary Shares were outstanding at 31 December 2003. No options were available for grant under this plan at 31 December 2003. Under the terms of the 1999 Elan employee stock option plan, options over 33,758,641 Ordinary Shares were outstanding at 31 December 2003. Options to purchase a further 2,802,142 shares were available for grant at 31 December 2003.

As a result of the acquisition of Athena Neurosciences on 1 July 1996, options and warrants granted by Athena Neurosciences prior to the acquisition date vested and were converted into options and warrants to acquire 6,346,424 Ordinary Shares. As a result of the acquisition of Sano on 27 February 1998, options granted by Sano were converted into a total of 2,216,850 options to acquire Ordinary Shares. As a result of the acquisition of Neurex on 14 August 1998, options and warrants granted by Neurex were converted into a total of 3,011,702 options to acquire Ordinary Shares. As a result of the acquisition of Liposome on 12 May 2000, options and warrants granted by Liposome were converted into a total of 1,875,260 options to acquire Ordinary Shares. As a result of the acquisition of Dura on 9 November 2000, options and warrants granted by Dura vested and were converted into options and warrants to acquire 5,513,457 Ordinary Shares. At 31 December 2003, 563,332 of the options arising from the acquisitions of Athena Neurosciences, Sano, Neurex, Liposome and Dura were outstanding.

From January 1998, Elan was a party to a development and licence agreement (the “Neuralab Development Contract”) and a services agreement with Neuralab, to identify therapeutic compounds for use in the treatment of AD. In January 1998, a private placement of 1,250,000 units was completed. In connection with the Neuralab offering, Elan issued 1,250,000 warrants. The warrants were exercisable at $65.01 for two Ordinary Shares until 14 January 2003.

Arising from the acquisition by Elan of all the assets and liabilities of NanoSystems, Elan granted 750,000 warrants to purchase 1,500,000 Ordinary Shares. The warrants are exercisable at $45.00 per share from 1 February 1999 to 1 October 2006.

The share options and warrants outstanding and exercisable are summarised as follows:

	Options		Warrants

	Shares	WAEP* ($)	Shares	WAEP* ($)

Outstanding at 31 December 2000	43,651,900	29.77	16,349,266	26.95
Exercised	(7,886,459)	28.83	(10,227,644)	19.20
Granted	8,686,283	53.20	—	—
Expired	(3,537,813)	39.74	—	—

Outstanding at 31 December 2001	40,913,911	34.06	6,121,622	39.89
Exercised	(544,124)	17.59	(7,432)	28.01
Granted	21,905,272	5.46	—	—
Expired	(9,253,816)	34.89	(1,045,246)	46.05

Outstanding at 31 December 2002	53,021,243	22.28	5,068,944	38.64
Exercised	(764,944)	2.39	—	—
Granted	5,956,098	4.47	—	—
Expired	(8,912,008)	24.54	(2,494,498)	32.51

Outstanding at 31 December 2003	49,300,389	20.03	2,574,446	39.20
Exercisable at 31 December 2003	32,060,013	24.11	2,574,446	39.20

*	Weighted average exercise price

At 31 December 2003, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options were as follows:

Number Outstanding	WAEP ($)	Range ($)	Weighted Average Remaining Contractual Life (years)	Number Exercisable	WAEP ($)

19,625,820	2.78	$1.93–$10.00	6.9	7,717,935	2.15
11,151,496	17.08	$10.01–$25.00	3.9	8,974,149	17.82
11,380,436	32.35	$25.01–$40.00	3.2	10,289,788	32.31
7,142,637	52.39	$40.01–$58.60	4.6	5,078,141	51.98

49,300,389	20.03	$1.93–$58.60	5.0	32,060,013	24.11

21   Financial Instruments

The Company uses derivative financial instruments to reduce exposure to market risk resulting from fluctuations in foreign exchange rates and interest rates. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Derivative instruments are contractual agreements whose value reflects price movements in an underlying asset or liability. The Company uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk.

The main risks arising from the use of financial instruments are market rate risk and liquidity risk. Market rate risk is defined as the exposure of Elan to adverse movements in interest and foreign exchange risks. The Company only enters into contracts with parties that have at least an “A” or equivalent credit rating. The counterparties to these contracts are major financial institutions. Management believes that the risk of any net loss is remote and would not be material to the Company.

Short term debtors and creditors have been excluded from all numerical disclosures below, excluding the currency rate risk analysis. As explained in Note 1 to the Consolidated Financial Statements, the financial statements are prepared in U.S. dollars and, therefore, the Company is exposed to foreign exchange risks related to costs incurred and revenues earned in currencies other than U.S. dollars.

NOTES RELATING TO FINANCIAL STATEMENTS

a   Interest rate risk

The interest rate risk profile of Elan’s financial liabilities was as follows:

	At 31 December 2003				At 31 December 2002

Principal Currency	Fixed $m	Floating $m	No Interest $m	Total $m	Fixed $m	Floating $m	No Interest $m	Total $m

U.S. Dollars	21.8	1.9	11.9	35.6	34.4	4.7	204.7	243.8

The following fixed-rate liabilities are not included in the above table:

EPIL II Notes due 2004—the liability outstanding on these notes at 31 December 2003 was $450.4 million (2002: $449.4 million) including interest accrued.

EPIL III Notes due 2005—the liability outstanding on these notes at 31 December 2003 was $389.7 million (2002: $387.7 million) including interest accrued.

3.25% Zero Coupon Subordinated Exchangeable Notes due 2018 (LYONs)—the liability outstanding on these notes at 31 December 2003 was $0.9 million (2002: $779.0 million) including interest accrued.

7.25% Senior Notes due 2008—the liability outstanding on these notes at 31 December 2003 was $661.8 million (2002: $660.6 million) including interest accrued.

6.5% Convertible Notes due 2008—the liability outstanding at 31 December 2003 was $448.5 million (2002: $Nil) including interest accrued.

For additional information regarding the above debt, please refer to Note 15 to the Consolidated Financial Statements.

All fixed-rate liabilities have a weighted average interest rate of 7.7% (2002: 6.4%), maturing between 2004 and 2008. The weighted average life of the fixed rate debt is 2.9 years (2002: 2.5 years).

The weighted average period until maturity for financial liabilities on which no interest is paid is Nil (2002: 2.5 years).

Variable interest rates on liabilities were generally based on the appropriate LIBOR.

The interest rate risk profile of Elan’s financial assets was as follows:

	At 31 December 2003				At 31 December 2002

	Fixed $m	Floating $m	No Interest $m	Total $m	Fixed $m	Floating $m	No Interest $m	Total $m

Investments(1)	204.6	—	266.0	470.6	392.9	—	353.3	746.2
Cash and liquid resources	—	828.0	—	828.0	—	1,086.5	—	1,086.5

(1)	Excludes investments in and loans to associates.

Fixed interest rates on investments have a weighted average interest rate of 8.4% (2002: 7.6%), maturing between 2004 and 2006. The weighted average life of the fixed interest rate investments is 0.1 years (2002: 0.2 years).

Cash and liquid resources include restricted cash, held by EPIL II and EPIL III, in an amount of $21.1 million.

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, London Interbank Bid Rate or bank rates dependent on principal amounts on deposit.

b   Currency rate risk

The Group has exposure to various reporting currencies due to the international nature of its operation.

The table below shows Elan’s currency exposure. Such exposure comprises the monetary assets and monetary liabilities of Elan that are not denominated in the operating currency of the operating unit involved. At 31 December 2003 and 2002, respectively, these exposures were as follows:

Net Foreign Currency	Functional Currency of Group Operation

Monetary (Liabilities)/Assets	At 31 December 2003			At 31 December 2002

In U.S. $m	Swiss Francs	U.S. Dollar	Total	Swiss Francs	U.S. Dollar	Total

Sterling	(0.1)	1.0	0.9	(0.1)	—	(0.1)
Euro	(0.2)	(20.5)	(20.7)	(1.0)	—	(1.0)
Swiss Franc	—	(0.2)	(0.2)	—	(1.7)	(1.7)
Israeli Shekel	—	0.1	0.1	—	0.2	0.2
Taiwan Dollar	—	—	—	—	(0.3)	(0.3)
Canadian Dollar	—	0.4	0.4	—	1.2	1.2

Total	(0.3)	(19.2)	(19.5)	(1.1)	(0.6)	(1.7)

The amounts shown in the table above take into account the effect of forward contracts and other derivatives entered into to manage these currency exposures.

c   Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arm’s-length transaction between informed and willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

Financial assets—the fair values of financial assets have been estimated for quoted equity securities utilising quoted market prices, for debt securities by methods including utilising current market interest rates for loans with similar risk and duration profile and for material unquoted equity investments generally by the most recent private financing prices, discounted projected future cash flows and option valuation models. The fair values of marketable securities, including interest rate futures, have been estimated based on quotes obtained from brokers for these and similar instruments.

Cash and liquid resources—carrying amount approximates fair value due to the short term nature of these instruments.

3.25% Zero Coupon Subordinated Exchangeable Notes (LYONs), 6.5% Convertible Notes and 7.25% Senior Notes—the fair values have been assessed based on the quoted market price.

EPIL II Notes and EPIL III Notes—the fair values have been assumed to be the carrying values.

The carrying value of financial instruments below have been stated before financing costs and include accrued interest.

NOTES RELATING TO FINANCIAL STATEMENTS

The fair value of financial instruments was as follows:

	At 31 December 2003		At 31 December 2002

Financial Instruments	Carrying Value $m	Fair Value $m	Carrying Value $m	Fair Value $m

Financial assets(1)	470.6	665.1	746.2	795.0
Cash and liquid resources	828.0	828.0	1,086.5	1,086.5
6.5% Convertible Notes(2)	(464.2)	(594.1)	—	—
EPIL II Notes(2)	(450.4)	(450.4)	(450.4)	(450.4)
EPIL III Notes(2)	(390.2)	(390.2)	(390.2)	(390.2)
3.25% Zero Coupon Subordinated Exchangeable Notes (LYONs)(2)	(0.9)	(0.9)	(792.3)	(636.0)
7.25% Senior Notes(2)	(666.7)	(600.4)	(666.7)	(371.0)

(1)	Excludes investments in and loans to associates.
(2)	Before financing costs.

d   Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet Elan’s requirements and to repay maturing debt.

The maturity profile of Elan’s financial liabilities was as follows:

	At 31 December 2003 $m	At 31 December 2002 $m

In one year or less, or on demand	7.0	7.6
In more than one year but not more than two years	17.7	111.7
In more than two years but not more than five years	8.9	113.5
In more than five years	2.0	11.0

	35.6	243.8

The above table excludes the maturity of the EPIL II Notes, the EPIL III Notes, the 7.25% Senior Notes, the 6.5% Convertible Notes and the 3.25% Zero Coupon Subordinated Exchangeable Notes (LYONs) which mature in 2004, 2005, 2008, 2008 and 2018, respectively.

For additional information on liquidity, please refer to the Financial Review.

e   Derivative instruments

Under Elan’s accounting policy, foreign currency options and forward exchange contracts are valued at fair value. Consequently, changes in fair value attributable to movements in exchange rates are recognised in the profit and loss account.

At 31 December 2003, Elan had not entered into forward foreign exchange contracts or foreign currency options.

At 31 December 2002, Elan had entered into a number of forward foreign exchange contracts and foreign currency options at various rates of exchange in the normal course of business. The nominal value of forward foreign exchange contracts to sell Japanese Yen for U.S. dollars at that date was $7.9 million and these contracts had a fair value loss of $0.4 million. These contracts all expired on various dates up to and including September 2003.

The nominal value of forward foreign exchange contracts to sell U.S. dollars for Euro at 31 December 2003 was $Nil (2002: $39.8 million) and these contracts had a fair value of $Nil (2002: $5.0 million gain). These contracts all expired on various dates up to and including October 2003.

The nominal value of forward foreign exchange contracts to sell U.S. dollars for Sterling at 31 December 2003 was $Nil (2002: $4.6 million) and these contracts had a fair value of $Nil (2002: $0.2 million gain). These contracts all expired by June 2003.

The nominal value of currency options to sell U.S. dollars for Euro at 31 December 2003 amounted to $Nil (2002: $24.0 million) and these options had a fair value of $Nil (2002: $3.0 million gain). These options expired on various dates up to and including December 2003.

In February 2001, Elan raised $650.0 million of 7.25% Senior Notes due 2008. On 14 January 2002, Elan entered into an interest rate swap to convert its fixed rate interest obligations for $100.0 million of the 7.25% Senior Notes to variable rate interest obligations. The swap had a fair value gain of $8.5 million at 31 December 2003 (2002: $8.1 million gain).

f   Sensitivity analysis

A sensitivity analysis of the market value of Elan’s financial instruments to hypothetical changes in applicable market rates at 31 December 2003 indicated that their effect would not be material. The range scenario included was based on Elan’s expectation of what would be reasonable on a 12 month time frame and involved a 10% movement in foreign exchange rates and a 1% movement in interest rates. The effect of such an adverse movement in rates would be a decrease in income of approximately $8 million.

Elan is exposed to equity price risks primarily on equity investments in quoted companies. At 31 December 2003, quoted securities had a fair value of $204.2 million and had a cost of $102.2 million. These investments are primarily in emerging pharmaceutical and biotechnology companies. A 10% adverse change in equity prices would result in an approximate $20 million decrease in the fair value of these quoted securities.

22   Acquisitions and Disposals of Subsidiary Undertakings

Details of the disposal of subsidiary undertakings are given below:

2003	Net Cash Proceeds $m	Net Assets Disposed $m	Net Loss $m

ETT	44.7	75.0	(30.3)
Other	1.4	3.8	(2.4)

On 3 July 2003, Elan sold ETT to Nitto Americas. Other subsidiary undertakings sold includes Elan Drug Delivery Ltd, sold on 10 July 2003; Elan Pharma Taiwan sold on 24 March 2003 and Elan Pharmaceutical Corporation, Philippines sold in January 2003.

2002	Net Cash Proceeds $m	Net Assets Disposed $m	Net Gain $m

Athena Diagnostics	81.8	16.6	65.2

On 19 December 2001, Elan sold approximately 20% of Athena Diagnostics for cash in a private placement, resulting in $41.9 million of gross proceeds to Elan, before accrued costs. On 31 December 2002, Elan together with the other stockholders of Elan’s subsidiary, Athena Diagnostics, completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman. Elan realised net cash proceeds of $81.8 million and a net gain of $65.2 million after adjusting for net assets sold.

Details of the acquisition of a subsidiary undertaking are given below:

2001

Delsys

In September 2001, Elan acquired Delsys. The total consideration amounted to $50.0 million. This included cash paid together with the cost of Elan’s existing investment in the Company. Net liabilities assumed amounted to $1.2 million. Delsys was formed in 1995 and was

NOTES RELATING TO FINANCIAL STATEMENTS

engaged in developing novel manufacturing technology. The purchase of Delsys was accounted for as an acquisition. At the date of acquisition, the fair value adjustment related to technologies of Delsys, which are separable from the business, was $51.2 million. During 2002, Elan recorded an impairment charge of $45.7 million as under its recovery plan Elan decided to close Delsys.

23   Commitments and Contingencies

The Company and its subsidiaries occupy certain facilities under lease arrangements and lease certain equipment. Future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

	Minimum Rental Payments

	Premises $m	Other $m	Total $m

2004	19.1	0.7	19.8
2005	17.6	0.7	18.3
2006	18.0	0.2	18.2
2007	12.7	—	12.7
2008	14.5	—	14.5
Later years	74.1	—	74.1

	156.0	1.6	157.6

As of 31 December 2003, the Company had commitments under finance leases as follows:

	2003 $m	2002 $m

Within one year	14.9	14.6
In more than one year, but not more than five years	39.8	40.3
After five years	62.1	62.1

Total gross payments	116.8	117.0
Less: finance charges included above	(31.4)	(30.0)

	85.4	87.0

As of 31 December 2003, the following capital commitments for the purchase of property, plant and equipment had been authorised by the directors:

	At 31 December 2003 $m	At 31 December 2002 $m

Contracted for	8.8	30.4
Not-contracted for	4.2	6.5

	13.0	36.9

In prior years, Elan disposed of plant and equipment and subsequently leased the plant and equipment back and also entered into an arrangement with a third party bank, the substance of which allows the Company to require a net settlement of its obligations under the leases. The related assets and liabilities of these previous sale and leaseback transactions have been offset in the financial statements in the amount of $63.8 million at 31 December 2003 (2002: $56.2 million).

At 31 December 2003, Elan had commitments to invest $3.8 million (2002: $3.2 million) in healthcare managed funds.

At 31 December 2003, the Company had deferred purchase arrangements for certain products, which amounted to $4.5 million (2002: $4.5 million). These payments were dependent on various approvals and milestones being met. These deferred purchase arrangements were transferred to Medeus upon disposal of the European sales and marketing business in 2004.

Elan, in disposing of assets or businesses, often provides customary representations, warranties and indemnities (if any) to cover various risks. Elan does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, Elan has no reason to believe that these uncertainties would have a material adverse effect on the Group’s financial condition or results of operations.

24   Risk-sharing arrangements

Pharma Marketing

In June 2000, Elan disposed of royalty rights on certain products and development projects to Pharma Marketing. Pharma Marketing completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds of $275.0 million. Elan holds no investment in Pharma Marketing and has no representative on its board of directors. Concurrent with the private placement, Pharma Marketing entered into a Program Agreement with Elan. The Program Agreement, which substantially regulated the relationship between Elan and Pharma Marketing, represents a risk-sharing arrangement between Elan and Pharma Marketing. Under the terms of the Program Agreement, Pharma Marketing acquired certain royalty rights to each of the following products for the designated indications (including any other product which contains the active ingredient included in such product for any other designation): (i) Frova, for the treatment of migraine; (ii) Myobloc, for the treatment of cervical dystonia; (iii) Prialt, for the treatment of acute pain and severe chronic pain; (iv) Zanaflex, for the treatment of spasticity and painful spasm; and (v) Zonegran, for the treatment of epilepsy. Pharma Marketing agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were made on a quarterly basis based on the actual costs incurred by Elan. Elan did not receive a margin on these payments.

Elan received no revenue from Pharma Marketing during 2003. Elan’s revenue from Pharma Marketing was $31.3 million for 2002, consisting of $24.0 million for commercialisation expenditures, which has been recorded as product revenue, and $7.3 million for development expenditures, which has been recorded as contract revenue. Pursuant to the Program Agreement, Pharma Marketing utilised all of its available funding by mid-2002. Elan will not receive any future revenue from Pharma Marketing. Elan’s revenue from Pharma Marketing was $189.8 million for 2001, consisting of $141.8 million for commercialisation expenditures, and $48.0 million for development expenditures. In 2003, the royalty rate on net sales of all designated products was 27.71% on the first $122.9 million of net sales and 52.5% for net sales above $122.9 million. In 2002, the royalty rate on net sales of all designated products was 15.79% on the first $122.9 million of net sales and 3.51% for net sales above $122.9 million. In 2001, the royalty rate on net sales of Zanaflex was 8.44% on the first $38.0 million of net sales and 1.88% for net sales of Zanaflex above $38.0 million. No royalties were payable on the other products in 2001. Elan paid aggregate royalties of $43.3 million for 2003 (2002: $24.1 million; 2001: $5.6 million). This was recorded as a cost of sale.

In December 2001, the Program Agreement was amended such that Elan re-acquired the royalty rights to Myobloc and disposed of royalty rights on Sonata to Pharma Marketing. The amendment was transacted at estimated fair value. The board of directors and shareholders of Pharma Marketing approved this amendment. The estimated difference in relative fair value between the royalty rights on Sonata and the royalty rights on Myobloc was $60.0 million. This amount was paid to Pharma Marketing by Elan in cash and was capitalised by Elan as an intangible asset.

Under the original agreements, Elan could have, at its option at any time prior to 30 June 2003, acquired the royalty rights by initiating an auction process. This date was extended to 3 January 2005 under the settlement with Pharma Marketing and Pharma Operating described below. In addition, the holders of Pharma Marketing common shares were entitled to initiate the auction process earlier upon the occurrence of certain events. Pursuant to the auction process, the parties were to negotiate in good faith to agree on a purchase price, subject to Elan’s right to re-acquire the royalty rights at a maximum purchase price. The maximum purchase price was approximately $413 million at 31 December 2002 and increased by approximately 25% annually (less royalty payments). The purchase price was reduced under the settlement with Pharma Marketing and Pharma Operating described below.

On 17 January 2003, Elan announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against Elan and certain of its subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among other things, a court determination that Pharma Operating’s approval would be required in the event of a sale by Elan of its interest in Sonata to a third party. On 30 January 2003, Elan, Pharma Operating and its parent, Pharma Marketing agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003

NOTES RELATING TO FINANCIAL STATEMENTS

through 12 June 2003) to acquire Pharma Operating’s royalty rights with respect to Sonata and Prialt and (ii) Elan’s maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which increased at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan’s purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

In connection with the settlement agreement, Elan agreed that it would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure Elan’s obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. Elan also agreed that, following the closing of a sale of Sonata, it would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which was to be tested on a quarterly basis, was less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On 6 March 2003, EPI and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, Elan and Pharma Operating agreed to the terms of the additional collateral mechanism. On 20 May 2003, EPL and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on 10 June 2003.

In November 2003, Elan exercised its option to purchase the remaining royalty rights in respect of Zonegran, Frova and Zanaflex from Pharma Operating for $101.2 million. As a result, all of Elan’s agreements with Pharma Marketing were terminated. During 2003, Elan expensed $297.6 million as an exceptional selling, general and administrative expense arising from the acquisition of royalty rights from Pharma Operating.

Autoimmune

In December 2001, Autoimmune, in an initial tranche, completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds to Autoimmune of $95.0 million. In the same initial tranche, Elan purchased non-voting preferred shares of Autoimmune’s subsidiary for an aggregate purchase price of $37.5 million. Elan had no representative on the board of directors of Autoimmune. The existing group of institutional investors and Elan also committed to a second investment tranche in the same amounts to be completed in April 2003, subject to certain conditions. Autoimmune entered into a Program Agreement with Elan. The Program Agreement, which substantially regulated the relationship between Elan and Autoimmune, represented a risk-sharing arrangement among the companies. Under the terms of the Program Agreement, Autoimmune acquired royalty rights to each of the following products and development projects for the designated indications: (i) Antegren, for the treatment of relapsing forms of MS, moderate-to-severe inflammatory bowel disease, including Crohn’s disease and ulcerative colitis, and moderate-to-severe rheumatoid arthritis; (ii) Maxipime, for the treatment of infection; (iii) Azactam, for the treatment of infection; and (iv) Abelcet, for the treatment of severe fungal infection. Autoimmune also acquired royalty rights on certain development projects, as well as any other product subsequently developed or acquired by Elan that had an indication substantially the same as Maxipime, Azactam, or Abelcet and that would be in direct competition with Maxipime, Azactam or Abelcet. Autoimmune agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were to be made on a quarterly basis based on actual costs incurred by Elan. Elan did not receive a margin on these payments. Elan’s revenue from Autoimmune was $68.7 million for 2002 (2001: $26.6 million), consisting of $38.8 million (2001: $15.9 million) for commercialisation expenditures, which has been recorded as product revenue, and $29.9 million (2001: $10.7 million) for development expenditures, which has been recorded as contract revenue. Elan has received no revenue from Autoimmune since June 2002. Elan will not receive any future revenue from Autoimmune. No royalties were payable to Autoimmune by Elan in 2003, 2002 or 2001.

Under the original agreement, Elan could, at its option at any time prior to April 2005, acquire the royalty rights by initiating an auction process. In addition, the holders of the Autoimmune common shares could initiate the auction process earlier upon the occurrence of certain events. If the auction process had not been initiated prior to October 2004, it would have automatically commenced. Pursuant to the auction process, Elan and Autoimmune would have negotiated in good faith to agree on a purchase price, subject to Elan’s right to re-acquire the royalty rights at a maximum purchase price. This maximum purchase price increased at various rates, approximately 25% annually, subject to certain conditions.

In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan’s investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administrative expense arising from the acquisition of royalty rights from Autoimmune.

25   Litigation

Elan is involved in various legal and administrative proceedings, relating to securities matters/SEC investigation, patent matters, antitrust matters and other matters. The most significant of these matters are described below.

Elan recorded a provision during 2003 of $11.1 million relating to the litigation with Allergan and BioPort Corporation (“BioPort”) described below. With the exception of the litigations with Allergan and BioPort, Elan does not believe that it is feasible to predict or determine the outcomes of the pending actions, investigations and proceedings and any possible effect on the Group’s business or to reasonably estimate the amounts of minimum losses or potential range of losses, if any, with respect to the pending actions, investigations and proceedings. The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, settlements, judgements and claims, and changes in those matters (including the matters described below) and developments or assertions by or against the Group relating to intellectual property, could have a material adverse effect on the Group’s business, financial condition, results of operations and liquidity.

Securities matters/SEC investigation

Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura, one of Elan’s subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the U.S. federal securities laws, were consolidated and purport to seek damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. In July 2000, the court issued an order granting the defendants’ motion to dismiss the complaint without prejudice on the basis that it failed to state an actionable claim. In November 2001, the court granted Dura’s motion to dismiss with prejudice and judgement was entered in Dura’s favour. In December 2001, plaintiffs filed an appeal of the judgement with the Ninth Circuit Court of Appeals. Oral argument was held on 4 February 2003. On 5 August 2003, the Ninth Circuit issued its opinion, reversing the lower court’s prior dismissal. A timely petition for rehearing en banc was filed, but was denied by the Ninth Circuit on 29 September 2003. Thereafter, Elan petitioned the U.S. Supreme Court for a writ of certiorari. On 5 March 2004, the U.S. Supreme Court reviewed Elan’s petition and asked the U.S. Solicitor General’s office to submit a brief on whether the case should be accepted for review. If the matter is accepted for review, it will be heard in the term commencing in October 2004. If the writ is denied, then the Elan parties will return to District Court and begin the pleading process in the underlying action.

The Company and certain of its former and current officers and directors are named as defendants in a putative class action in the U.S. District Court for the Southern District of New York, which consolidated several class actions filed in early 2002 (the “Class Action”). The amended and consolidated complaint filed 24 January 2003 in the action (the “Complaint”) alleges claims under the U.S. federal securities laws, specifically, Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended (the “1933 Act”), and Sections 10(b), 14(a) and 20(a) of the 1934 Act, and Rule 10b-5 promulgated thereunder. The Complaint alleges claims on behalf of classes of persons and entities who purchased securities of the Company during periods of time commencing on 7 February 2000 and ending on 1 July 2002. The Complaint also alleges claims on behalf of two sub-classes that consist of persons and entities who held stock in Dura and Liposome and exchanged such stock for ADSs in Elan pursuant to those companies’ mergers with the Company in 2000. In addition to the Company, defendants named in the Complaint include Donal J. Geaney, Thomas G. Lynch, Shane M. Cooke, William F. Daniel, KPMG LLP and KPMG, Chartered Accountants. The Complaint alleges that the Company’s financial statements were not in accordance with generally accepted accounting principles, and that the defendants disseminated materially false and misleading information concerning the Company’s business and financial results, with respect to the Company’s investments in certain business ventures and business venture parents and the licence fees and research revenues received from the business ventures; the accounting for proceeds from the Company’s sale of certain product lines and disclosure concerning those sales; the accounting for certain risk-sharing arrangements that the Company entered into and disclosure concerning those arrangements; the accounting for certain qualified special purpose entities and disclosure concerning those entities; the disclosure of compensation of certain officers of the Company; and certain alleged related party transactions. The Complaint seeks compensatory damages and other relief that the court may deem just and proper. Elan and the individual defendants moved to dismiss the Complaint on 25 March 2003. The motions to dismiss have been fully briefed, however, the court has not issued its decision.

The Company was a nominal defendant in two derivative actions filed against certain of its former and current directors and certain of its former and current officers on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of

NOTES RELATING TO FINANCIAL STATEMENTS

San Diego. The two actions were consolidated, and the plaintiffs filed a consolidated complaint. The complaint contained allegations similar to those set forth in the foregoing actions, but alleged, among other things, that the defendant officers and directors breached their duties to the Company by causing the Company to undertake the actions alleged in the complaint. Among other relief, the action sought damages against the defendant officers and directors on behalf of the Company. The individual defendants filed motions to dismiss on the grounds of lack of personal jurisdiction, and all of the defendants filed a motion to dismiss on the grounds of forum non conveniens, or inconvenient forum. In October 2003, the Company settled this matter and the lawsuit was dismissed. Pursuant to the terms of the parties’ settlement, the Company agreed to adopt certain corporate governance provisions and to pay plaintiffs’ attorneys fees in the amount of $527,495.

The Company is the subject of an investigation by the SEC’s Division of Enforcement commenced on or about 12 February 2002, which the Company believes relates primarily to the issues described in the immediately preceding two paragraphs. Elan is unable to predict or determine the outcome of the Class Action or the SEC investigation or to reasonably estimate the amounts or range of loss, if any, with respect to the resolution of the Class Action or the SEC investigation. Elan is also unable to predict or determine the impact, if any, that the 2001 U.S. GAAP restatement may have on the outcome of the Class Action. In addition, the timing and final resolution of the Class Action and SEC investigation is uncertain. The Company continues to believe that it has prepared its financial statements in accordance with applicable GAAP (subject to the restatement relating to EPIL III under U.S. GAAP, described on pages 150 to 154). The findings and outcome of the SEC investigation may adversely affect the course of the Class Action. The possible outcome or resolution of the SEC investigation or the Class Action could require Elan to make substantial payments.

Patent matters

In October 1998, Elan filed a patent infringement action in the U.S. District Court for the Southern District of Florida against Andrx alleging that, by its submission of an ANDA for a generic version of Naprelan, which submission included a paragraph IV certification, Andrx infringed Elan’s U.S. Patent No. 5,637,320 (the “320 patent”). In March 2002, the court issued a decision finding the 320 patent invalid and dismissed the action. The court did not consider the issue of infringement. In March 2003, the court denied Elan’s motion for reconsideration and confirmed its previous finding of invalidity. Elan filed a notice of appeal with the U.S. Court of Appeals for the Federal Circuit (“CAFC”) and all parties fully briefed the issues on appeal. On 3 March 2004, the CAFC heard oral argument on the appeal and took the matter under submission. The parties are currently awaiting the CAFC’s decision.

In November 2002, Allergan filed a complaint against Elan in the U.S. District Court for the District of Delaware. The complaint alleges that Elan wilfully infringed U.S. Patent No. 6,290,961 by virtue of its manufacture, sale and offer for sale of its Myobloc product. Allergan is seeking injunctive relief and unspecified damages. In February 2003 Elan filed an answer and counterclaim, denying allegations of infringement, asserting that the patent is invalid and unenforceable and alleging antitrust violations against Allergan. In February 2003, Allergan filed its reply to Elan’s counterclaim. The parties subsequently settled this matter in February 2004 and have dismissed the litigation. The settlement agreement, which is made effective as of 1 January 2003, grants Elan an exclusive licence to U.S. Patent No. 6,290,961 and any related patents.

Eon submitted to the FDA an ANDA for a generic equivalent of Elan’s 400 mg Skelaxin product. The application included a paragraph IV certification pertaining to U.S. patent No. 6,407,128 (the “128 patent”). Eon provided notice to Elan of its paragraph IV certification in November 2002, and Elan filed a patent infringement suit against Eon in the U.S. District Court for the Eastern District of New York on 2 January 2003. Eon filed its answer and counterclaim on 23 January 2003 and then filed an amended answer and counterclaim on 19 February 2003. Elan filed its reply to the counterclaim on 7 March 2003. Discovery is in its early stages and no trial date has been set. Corepharma LLC (“Corepharma”) also has submitted to the FDA an ANDA for a generic equivalent of Elan’s 400 mg Skelaxin product, including a paragraph IV certification pertaining to the 128 patent. Corepharma provided notice to Elan of its paragraph IV certification in January 2003, and Elan filed a patent infringement suit against Corepharma in the U.S. District Court for the District of New Jersey on 7 March 2003. In May 2003, Elan and Corepharma agreed to transfer the Corepharma litigation to the U.S. District Court for the Eastern District of New York for consolidation with the Eon litigation. Elan and King are cooperating in the prosecution of these actions, and are working together to substitute King as a plaintiff to the two actions.

Antitrust matters

In March 2001, Andrx filed a complaint against Elan in the U.S. District Court for the Southern District of Florida alleging that Elan engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan. Elan filed a motion to dismiss the complaint and for judgement on the pleadings. In April 2003, the court granted Elan’s motion and dismissed Andrx’s complaint with prejudice and without leave to amend. In June 2003, the court reaffirmed its April decision, denying Andrx’s motion for reconsideration and for leave to amend its complaint. On 14 July 2003, Andrx filed a notice of appeal. All parties have filed their briefs in connection with the appeal. Either the court will decide the matter without oral argument, or it will notify the parties of a hearing date sometime in the future. In September 2003, the 11th Circuit conducted a mediation of this dispute in accordance with its local rules, but the matter was not resolved. Accordingly, all parties are currently awaiting action from the 11th Circuit on Andrx’s appeal.

Three putative class actions have been filed in the U.S. District Court for the Eastern District of Pennsylvania against Elan and Skye Pharma, Inc. by indirect purchasers of Naprelan. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that Elan violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. Elan has not yet answered or otherwise responded to the amended complaint. Other than preliminary document production, the litigation has been stayed and the case placed on the court’s suspense docket pending the outcome of further proceedings in the pending Andrx patent infringement litigation described above. On 4 August 2003 plaintiffs filed a motion to remove the litigation from the court’s suspension docket. However, the court subsequently denied plaintiffs’ motion.

In June 2002, Elan entered into a settlement with the FTC resolving the FTC’s investigation of a licensing arrangement between Elan and Biovail relating to nifedipine, the generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by Elan that any law has been violated, and does not provide for monetary fines or penalties. Elan continues to satisfy all of the terms of the consent order.

In June 2001, Elan received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine “whether Brightstone Pharma, Inc., Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan”. In October 2001, counsel for Elan met informally with FTC Staff to discuss the matter. No further communication from the FTC was received until December 2002, when Elan was served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. Elan has voluntarily provided documents and witness testimony in response to the subpoena and continues to cooperate with the FTC relating to this investigation.

Elan is aware that ten actions have been filed in the U.S. District Courts on various dates between July 2002 and July 2003 (seven in the District of Columbia and three in the Southern District of New York) claiming that Elan (and others) have violated federal and state antitrust laws based on the licensing arrangement with Biovail relating to nifedipine described in the immediately preceding paragraph. The complaints seek various forms of remedy, including declaratory judgement, damages (including treble and/or punitive damages where allowed), disgorgement and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Multidistrict Panel granted Elan’s and Biovail’s motion to coordinate and consolidate for pre-trial proceedings all pending cases in the District of Columbia. Since consolidation of the matters, the court has held several case management conferences to coordinate the early stages of the case. The plaintiffs in the action filed amended complaints on or about 15 October 2003 in accordance with a scheduling order issued by the Court. Elan and codefendant Biovail responded by filing an omnibus motion to dismiss in response to the amended complaints. Co-defendant Teva filed a joinder in support of Elan’s and Biovail’s motion. To date, the court has not scheduled a hearing on the motion to dismiss. Meanwhile, the parties in the litigation have begun preliminary discovery.

On 13 March 2003, Elan received notification from the FTC that the FTC’s Bureau of Competition was conducting an investigation to determine whether Elan, King or any other person was engaging in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act, including, among other things, by preventing or slowing generic competition to Skelaxin. The FTC’s stated focus of the investigation was Elan’s listing in the Orange Book of at least one patent for Skelaxin, and other actions with regard to the FDA regulatory process. On 8 May 2003, Elan received notification from the FTC that it had discontinued that portion of its investigation concerning whether Elan wrongfully listed its patent for Skelaxin in the Orange Book.

Other matters

On 27 June 2002, BioPort filed suit against Elan in the Superior Court of the State of California alleging breach of certain collaboration and supply agreements relating to the development, manufacture and supply of botulinum toxin. In addition to claims for breach of contract, BioPort asserted claims for intentional interference with contractual relations (as to Elan), unfair business practices, and unjust enrichment. The complaint sought a five percent royalty on net sales of Myobloc, payments allegedly owned under the collaboration agreement, a declaration that BioPort has an ownership interest in Myobloc, and other relief including punitive damages. On 17 March 2003, the court sustained Elan’s demurrer to BioPort’s claim for unfair business practices. On 1 April 2003, Elan filed an answer to

NOTES RELATING TO FINANCIAL STATEMENTS

BioPort’s complaint, including a general denial of the complaint and affirmative defences. Elan also filed a cross-complaint against BioPort, seeking declaratory relief and damages for breach of contract. On 19 May 2003, BioPort filed a demurrer to Elan’s cross-complaint. On 20 May 2003, Elan filed a motion to strike BioPort’s demurrer. On 30 May 2003, BioPort and Elan both filed motions for summary adjudication. On 5 June 2003, the parties participated in a court ordered mediation, and have since engaged in settlement discussions. To date, however, the parties have not been able to settle this matter and are proceeding with the underlying litigation. The court subsequently lifted the litigation stay and scheduled a trial date of 4 October 2004. Meanwhile, the parties have recommenced their discovery pre-trial preparation efforts.

On 11 December 2003, two of Elan’s subsidiaries, EPI and Neuralab, commenced AAA arbitration proceedings against Pfizer and Pharmacia and Upjohn Company (“Pharmacia”) in connection with certain alleged breaches relating to an Exclusive Mutual Beta Secretase Inhibitors Research, Development and Marketing Collaboration Agreement, dated 28 July 2000, originally between Pharmacia and Neuralab. As a result of these breaches, the Company believes it holds an exclusive worldwide licence of, among other things, all of Pfizer’s and Pharmacia’s interest in regulatory approvals, patents, and know-how relating to the subject matter of the parties’ collaboration. In response to the commencement of Elan’s arbitration proceeding, on 23 December 2003, Pfizer and Pharmacia asked the New York State Supreme Court to stay Elan’s arbitration proceedings. On 23 December 2003, the court issued a temporary restraining order staying the AAA arbitration proceedings and scheduling a subsequent hearing in January 2004. The court subsequently held a final hearing on Pfizer’s and Pharmacia’s application and entered an order staying the AAA arbitration proceedings. On 29 January 2004, Elan filed a notice of appeal of the court’s order staying arbitration. On 30 January 2004, Pfizer and Pharmacia sent Elan a notice of breach contending, among other things, that Pfizer and Pharmacia hold an exclusive worldwide licence of all of Elan’s and Neuralab’s interest in regulatory approvals, patents, and know-how relating to the subject matter of the parties’ collaboration. Elan’s appeal has been briefed by all parties. Oral argument on the appeal is currently scheduled to be heard on 14 April 2004. If Elan’s appeal is granted, this matter may return to AAA arbitration. If not, the parties are likely to commence court proceedings to resolve their disputes regarding the issues raised in Elan’s arbitration materials. While Elan believes that it holds the exclusive worldwide licence to the intellectual property developed in connection with the Pfizer collaboration, Pfizer disputes this. There can be no assurance that the arbitral tribunal or court will ultimately accept Elan’s position.

26   Business Ventures

Since 1996, Elan has pursued collaborations with biotechnology, drug delivery and pharmaceutical companies in order to leverage Elan’s drug delivery technologies and its proprietary neurological and oncology research, and to access complementary or synergistic research and development programmes in Elan’s areas of expertise. Elan has historically referred to this programme in a number of ways, including as a joint venture programme, a business venture programme, and a strategic licensing programme. For the purposes of these Consolidated Financial Statements, this programme will be referred to as the “business venture programme”. Elan has not entered into any new business ventures under the business venture programme since mid-2001.

In 2002, as part of the recovery plan, Elan completed a review of its business venture portfolio to conserve cash and reflect the reduced scope of Elan’s activities. As a result, Elan decided to restructure or terminate substantially all of its business ventures with the aim of substantially reducing or eliminating future cash outlays by Elan. The restructuring process and any terms agreed have been the result of negotiations between Elan and the respective business venture parents. As such, the agreed terms arising from the restructuring process vary between different business venture relationships. Typically, as part of the termination of a business venture, the technologies contributed by the business venture parent and Elan are returned, the technology developed in the business venture is transferred to the business venture parent and/or Elan, and Elan transfers its interest in the business venture to the business venture parent in exchange for a continuing interest in the product or technology previously in the business venture, such as a royalty. There were approximately 55 business ventures in place prior to the announcement of the recovery plan on 31 July 2002. All business ventures have been terminated, restructured or are now inactive. As a consequence, Elan does not expect to provide any additional financing to the business ventures and business venture parents.

As all business ventures have been terminated, restructured or are now inactive, the description of the business venture programme below is described in the past tense.

The business venture programme generally involved licensing drug delivery technologies and know-how, or pharmaceutical research and development assets, to a newly formed subsidiary (“the business venture”) of an emerging biotechnology; drug delivery or pharmaceutical company (“the business venture parent”) and the establishment of a joint development collaboration.

Contemporaneously with the licensing and collaborative transaction, Elan typically made an investment in the business venture. Investments in business ventures were in various forms. Prior to mid 1999, those investments were generally in the form of voting common stock. Subsequently, these investments were in the form of non-voting preferred stock convertible into common stock after a period of two years. Elan typically held an initial fully diluted equity interest of 19.9% in the business venture. Elan also typically made a contemporaneous investment in the business venture parent in the form of common equity and convertible/exchangeable preferred stock and/or convertible/exchangeable debt. The convertible/exchangeable securities in the business venture parent were generally convertible, at Elan’s option, into common equity of the business venture parent or exchangeable for up to 30.1% of the common equity in the business venture, potentially bringing Elan’s fully diluted equity interest in the business venture up to 50%. In many transactions, if Elan chose to exchange the convertible/exchangeable securities in the business venture parent into common equity of the business venture, then it would be required to pay the business venture parent an amount equal to 30.1% of the cumulative operating funding of the business venture to the date of exchange such that Elan and the business venture parent would have shared equally (on a cumulative basis) in such funding. Elan sold certain of its investments in the business ventures and the business venture parents to EPIL II in June 2000 and to EPIL III in March 2001. EPIL II and EPIL III are securitisation entities and the investments are held by EPIL II and EPIL III as security for outstanding indebtedness issued by the entities. For additional information regarding these special purpose entities, please refer to Notes 15 and 33 to the Consolidated Financial Statements.

The business venture generally conducted research and development activities using its technologies and proprietary know-how in an agreed research field. Elan’s partner, the business venture parent, principally managed the business venture. The technologies and proprietary know-how of the business venture were in-licensed by the business venture from Elan and the business venture parent. On formation, a number of contracts were entered into to govern the in-licensing of intellectual property assets to the business venture from Elan and the business venture parent.

Development of products and technologies for pharmaceutical applications involves risk. The nature of pharmaceutical development, with stringent regulatory constraints and guidelines designed to protect the health and safety of patients and those working with the products, means that development activities are costly and time consuming. Elan’s portfolio of business ventures allowed it to diversify the risks associated with product development. Individual development programmes within the business ventures had varying degrees of success and failure. Elan and the business venture parent would typically work together using commercially reasonable efforts and their combined technical, regulatory and clinical expertise to increase the likelihood of success of the business ventures. This could lead to changes in the direction of a development programme, adding or substituting technologies or products and redirection of clinical programmes as deemed necessary.

The business venture, the business venture parent and Elan continually reviewed the progress of the research and development activities in the business venture. As part of this review, the parties could decide that it was not commercially or technically practical to continue to support the business venture.

Elan received and recorded initial revenue from the business ventures set out in the table on page 139 of $Nil, $Nil and $172.5 million for 2003, 2002 and 2001, respectively. Elan’s initial investments in the business ventures and the business venture parents were $Nil, $Nil and $229.2 million for 2003, 2002 and 2001, respectively.

The business ventures typically had the following operational structure. The board of directors of a business venture was generally comprised of a majority of directors from the business venture parent and one director nominated by Elan. For a quorum, the presence of the Elan nominated director was required. The business plan required the approval of the board of directors of the business venture, including the Elan nominated director. This approval was subject to the directors’ fiduciary duty to the business venture. The contracts of establishment provided for subsequent reviews, either annually or more frequently, of the business plan and required the continuing approval by the Elan nominated director. The business ventures also typically had a management committee and/or research and development committee. These committees generally provided for equal representation by Elan and the business venture parent. The committees had responsibility for day to day activities of the business venture and for the implementation of the business plan. At their inception, the business ventures typically had no funds after payment of the initial fee to Elan. The operating funding of the business venture was provided by the business venture parent and Elan, subject to the approval of both parties. Funding was generally utilised to pay for research and development activities. Typically, such subsequent financial support was provided in proportion to the respective fully diluted ownership of the business venture by the business venture parent and Elan (typically 80.1% and 19.9%, respectively). Elan expensed the subsequent funding it provided directly to the business venture. This was expensed within the interest and other expense line. Elan expensed $3.0 million, $23.9 million and $24.6 million of subsequent business venture funding in 2003, 2002 and 2001, respectively. If both Elan and the business venture parent agreed to provide subsequent financial support to the business venture through their ongoing approval of a business plan, then, if requested by the business venture parent, Elan was required to make additional investments in the business venture parent, typically in the form of convertible debt, in an amount equal to the business venture parent’s proportion of such subsequent financial support, the proceeds of which the business venture parent was required to use to fund its

NOTES RELATING TO FINANCIAL STATEMENTS

proportion of the subsequent support of the business venture. This amount was recorded by Elan as a financial asset. Elan provided additional financing of $7.1 million, $83.4 million and $92.2 million to business venture parents in 2003, 2002 and 2001, respectively. All business ventures have been terminated, restructured or are now inactive. As a consequence, Elan does not expect to provide any additional financing to the business ventures and business venture parents.

The business ventures incurred research and development expenditures of approximately $17 million, $125 million and $125 million in 2003, 2002 and 2001, respectively. While the business ventures and the business venture parents were generally responsible for ongoing research and development activities, they could request that Elan conduct research and development on their behalf. If Elan undertook such work, the work was typically charged to the business venture at pre-determined rates, which were set to recover Elan’s costs plus a mark-up. Elan received research revenue from the business ventures of $3.7 million, $13.4 million and $15.0 million in 2003, 2002 and 2001, respectively. Elan does not expect to receive any future research revenues from the business ventures.

Investments in the business ventures and the business venture parents were made at fair value. The fair value of investments was typically initially determined by Elan using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities were assessed using methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flow models.

Subsequent to Elan’s investment in a business venture and business venture parent, the fair values of the investments have been typically determined periodically, but not less frequently than yearly, by an independent financial institution using methodologies similar to those described above.

The table on page 139 sets forth certain information regarding the 12 business ventures that were formed in 2001. No new business ventures were formed in 2003 or 2002. Of all of the business ventures formed since the commencement of the business venture programme in 1996, approximately 55 were still in place prior to the announcement of the recovery plan on 31 July 2002. All business ventures have been terminated, restructured or are now inactive. As a consequence, Elan does not expect to provide any additional financing to the business ventures and business venture parents.

Elan recognised exceptional charges in its profit and loss account for 2003 to reflect impairments to the Group’s investment portfolio, including investments held by EPIL II and EPIL III. This includes impairment charges relating to investments in business ventures and business venture parent companies of $4.0 million (2002: $114.4 million; 2001: $13.4 million) and $106.0 million (2002: $880.0 million; 2001: $Nil), respectively. For additional information on exceptional charges, please refer to Note 3 to the Consolidated Financial Statements.

Business Ventures—2001

Business Venture Parent	Aggregate Initial Amount Invested (in both business venture and business venture parent)	Field of Research and Development	Initial Fee Received by Elan

Allergy Therapeutics Ltd.	$20.7 million	Development of anti-histamine formulations	$15.0 million

Applied Genetics Incorporated Dermatics	$19.0 million	Topical treatments of skin disease including skin cancer (Dimericine™—liposomal T4N5)	$15.0 million

Beyond Genomics, Inc.	$15.0 million	Research into Alzheimer’s disease and/or mild cognitive impairment	$10.0 million

CeNeS Limited	$21.0 million	Treatment of pain (morphine-6-glucuronide)	$15.0 million

ChemGenex Therapeutics, Inc.	$20.0 million	Treatment of cancer	$15.0 million

Cogent Neuroscience, Inc.	$17.5 million	Treatment of CNS diseases	$12.5 million

Curis, Inc.	$19.0 million	Treatment of neurological disorders	$15.0 million

eNOS Pharmaceuticals, Inc.	$17.0 million	Treatment of neurological and cardiovascular diseases in non-hypercholesterolemic humans(EN-110)	$15.0 million

GlycoGenesys, Inc.	$20.0 million	Treatment of cancer (GCS-100, formerly known as GBC-590)	$15.0 million

Inex Pharmaceuticals Corporation	$20.0 million	Treatment of cancer (VSLI™)	$15.0 million

Lipocine Inc.	$20.0 million	Oral hormone replacement therapy combination product	$15.0 million

Nobex Corporation	$20.0 million	Treatment of post-menopausal osteoporosis or Paget’s disease (Oratonin™)	$15.0 million

Total	$229.2 million		$172.5 million

27   Related Parties

Antigenics

At 31 December 2003, the Company had invested a total of $14.9 million (2002: $14.9 million) in Antigenics, a biotechnology company whose chairman, Dr Garo Armen, is also the chairman of Elan. Elan’s investments in Antigenics, consisting of common stock holdings, were made in 1998 ($2.5 million), 1999 ($10.4 million) and 2002 ($2.0 million). At 31 December 2003, Elan’s shareholding represented approximately 2.8% of Antigenics’ outstanding share capital. At 31 December 2003, this investment had a carrying value of $11.0 million and a fair value of $12.5 million. In February and March 2004, Elan disposed of its total shareholding of 1,098,937 common stock in Antigenics for $11.4 million.

Following the appointment of Dr Armen as chairman on 9 July 2002, the Company signed a memorandum of understanding between itself and Antigenics in respect of costs incurred by either company in respect of work done for the other. The agreement provided that

NOTES RELATING TO FINANCIAL STATEMENTS

no profit margin should be charged on such costs. In 2003, the amount of such charges from Antigenics was $162,242 and the amount of such charges to Antigenics was $170,734 (2002: $44,888 charges from Antigenics to the Company).

In addition, on 28 February 2003, a settlement was signed between Antigenics, Neuralab and EPI regarding a dispute that arose in respect of a supply agreement entered into on 23 November 1999 between Antigenics, then known as Aquila Biopharmaceuticals, Inc., Neuralab and EPI. Under the terms of the settlement, Elan paid Antigenics $333,594 and received an agreed amount of an adjuvant.

Dr Selkoe

Dr Selkoe, a director of Elan, received $25,000 and $50,000 from Elan in 2003 and 2002, respectively, under consultancy agreements with the Group.

Mr Groom

Mr Groom, a director of Elan, received $100,000 and $200,000 in 2003 and 2002, respectively, under a consultancy agreement with the Group. Effective 1 July 2003, the consultancy agreement was cancelled and the Company and Mr. Groom entered into a pension agreement of $200,000 per annum payable until 16 May 2008. Mr. Groom received $100,000 under this pension agreement in 2003.

Amarin

Amarin is a specialty pharmaceutical company focused on neurology and pain management. Mr Thomas Lynch, an employee of Elan and formerly its executive vice chairman, and Mr John Groom, a director of Elan, serve on Amarin’s board of directors. Mr Lynch is non-executive chairman of Amarin.

In May 2001, Elan and Amarin entered into a distribution and option agreement, whereby Amarin agreed to market and distribute Permax in the United States, and was granted an option to acquire rights to the product from Elan. Permax is used for the treatment of Parkinson’s disease and falls within Amarin’s focus on neurology. In September 2001, this agreement was amended, whereby Amarin was appointed the sole distributor of Permax in the United States until August 2002. Elan recorded consideration of $45.0 million under the terms of the amended distribution and option agreement and retained a royalty right of 3.5% on net sales of Permax by Amarin from 1 January 2002 through the date on which Amarin exercised or terminated its option to acquire Permax. In 2001, Elan also recorded a net amount of $6.2 million from Amarin for distribution fees and royalties on sales of Permax. After reducing the carrying value of the Permax intangible and equity accounting, Elan recorded net revenue from Amarin of $16.9 million in 2001 which includes the distribution revenue. Amarin’s option to purchase Permax was exercisable between September 2001 and May 2002 for an exercise price of $37.5 million, payable $7.5 million on exercise of the option and $2.5 million in quarterly instalments thereafter, and a royalty of between 7% and 10% on future net sales of Permax by Amarin. On 11 March 2002, Amarin exercised its option to acquire Permax and paid Elan the first instalment of the exercise price of $7.5 million. Elan did not recognise the unpaid option exercise price, but rather intended to record such consideration as it was received due to uncertainties surrounding its ultimate collectibility.

In connection with the amended distribution and option agreement, Elan provided a loan of $45.0 million to Amarin. The loan bore interest at a rate equal to LIBOR plus a margin of 2%. Amarin repaid $2.5 million of this loan in July 2002. In January 2003, $19.9 million of this loan, including interest of $2.4 million, was repaid by Amarin and the maturity of the remaining amount of the loan was amended to $10.0 million payable in September 2004 and $15.0 million payable in September 2005.

During 2001, Elan granted Amarin a purchase option to acquire Zelapar. Zelapar is a fast melt formulation of selegiline for the treatment of Parkinson’s disease.

In August 2003, Elan and Amarin agreed to amend certain terms of their agreements whereby Amarin had until 31 December 2003 to pay $30.0 million to Elan. If Amarin did so, all loans referred to above and outstanding deferred payments due in connection with the purchase of Permax would be discharged in full, and Amarin would be deemed to have exercised its option to acquire Zelapar. Elan would additionally receive a royalty of 12.5% of net sales of Zelapar by Amarin, and may have received a future revenue-contingent milestone payment of $10.0 million in ordinary shares of Amarin if annual sales of Zelapar exceeded $20.0 million. All quarterly payments due in connection with the purchase of Permax and all loan interest payments due were subject to a moratorium that expired on 31 December 2003.

In December 2003, Elan agreed further amendments of those terms, by increasing the amount Amarin could pay to discharge its indebtedness and acquire Zelapar, from $30.0 million to $31.5 million, and extending the time for doing so to 31 March 2004.

Consequently, the time for exercise of the Zelapar option and the moratorium on payments due in connection with the purchase of Permax and all loan interest payments due were also extended to 31 March 2004.

Additionally, Elan agreed to a loan facility to Amarin of up to $6.0 million to finance Amarin’s cash requirements through 31 March 2004 and repayable on 31 March 2004. Amarin drew down $4.0 million of this facility through February 2004. Amarin agreed to pay Elan a monthly fee for this facility. In February 2004, Amarin paid $0.3 million to Elan, representing the amount of this fee for January 2004.

Amarin repaid $11.1 million to Elan in December 2003. In February 2004, Elan and Amarin agreed to further amend their contractual arrangements subject to the sale by Amarin of certain of its U.S. assets, including its rights to Zelapar and Permax, to Valeant. On 25 February 2004, Amarin’s sale of assets to Valeant closed and the amendments became effective. The amendments required, in full settlement of all previous liabilities owed by Amarin to Elan and as a deemed exercise of Amarin’s option to acquire Zelapar, the payment by Amarin of $17.2 million to Elan and the issuance of a $5.0 million five-year 8% loan note and warrants to purchase 500,000 ordinary shares in Amarin to Elan. Under the amendments, Elan is also entitled to receive a $1.0 million milestone payment from Amarin upon the successful completion of certain Zelapar safety studies. Elan is also entitled to receive from Valeant a revenue contingent milestone on Zelapar of $10.0 million if annual sales of Zelapar exceed $20.0 million, and royalties on future net sales by Valeant of 12.5% for Zelapar and 10% for Permax. As a consequence of these amendments Amarin paid $17.2 million to Elan in February 2004.

At 31 December 2003, Elan held approximately 26% of the outstanding ordinary shares of Amarin. As described above, in February 2004 Elan received warrants to purchase 500,000 ordinary shares in Amarin. As a result, Elan’s share ownership in Amarin is now approximately 28% on a fully diluted basis.

Under Irish GAAP Elan accounted for Amarin using the equity method, based on Elan’s fully diluted equity investment in Amarin in 2003 and 2002. Amarin is a related party to Elan. Elan recorded net revenue from Amarin of $0.3 million in 2003 (2002: $4.8 million; 2001: $16.9 million). Elan’s total investment in Amarin at 31 December 2003 amounted to $23.9 million, consisting of loans, including interest, of $20.9 million and a net equity investment of $3.0 million. In addition, Elan had trading balances due from Amarin of $Nil at 31 December 2003 (2002: $13.7 million). As described above, Amarin paid a net $13.5 million to Elan during January/February 2004, and now owes Elan $5.0 million under a five-year loan note and a potential $1.0 million milestone payment on Zelapar. Aside from the $5.0 million five-year loan note and the potential $1.0 million milestone payment on Zelapar, Amarin has no remaining debt obligations to Elan.

28   Pension Plans

The Company has continued to account for pensions in accordance with SSAP No. 24, “Accounting for Pensions” (“SSAP 24”), and the disclosures given in (a) are those required by that standard. FRS 17 “Retirement Benefits” (“FRS 17”) will not be mandatory for the Company until the year ended 31 December 2005. Prior to this, phased transitional disclosures are required by FRS 17 and, to the extent they are not given in (a), are set out below in (b).

(a)   SSAP 24 disclosures

Pension Costs	2003 $m	2002 $m	2001 $m

Pension cost of defined benefit schemes	4.3	3.3	2.8
Pension cost of defined contribution schemes	9.2	8.8	9.9

	13.5	12.1	12.7

(i) Defined benefit schemes

The Company funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are funded externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 31 December 2003 consisted of units held in independently administered funds. The most recent actuarial valuations of the plans were carried out in April 2002 using the projected unit credit method and the valuation reports are not available for public inspection.

NOTES RELATING TO FINANCIAL STATEMENTS

The principal actuarial assumption used was that the rate of real investment returns will exceed the rate of salary inflation by 2%.

The actuarial report showed that at 1 April 2002, the market value of the assets of the schemes was $19.4 million and the actuarial value of the assets represented 106% of the benefits accrued to members for the two plans.

These schemes are fully funded on a discontinuance basis.

(ii) Defined contribution schemes

In addition, Elan operates a number of defined contribution pension plans, primarily for employees outside of Ireland. The costs of these plans are charged to the profit and loss account in the period in which incurred.

(iii) Balance sheet amounts

At the year ended 31 December 2003, there was a pension contribution due included in accruals of $2.3 million (2002: $0.5 million) and a pension prepayment of $0.3 million (2002: $0.2 million).

(b)   FRS 17 retirement benefits

The valuations of the defined benefit schemes used for the purpose of FRS 17 disclosures have been based on the most recent actuarial valuations as identified above. These have been updated by the actuary to take account of the requirements of FRS 17 in order to assess the liabilities at each balance sheet date. Scheme assets are stated at their market value at each balance sheet date. The contribution rate, inclusive of the members contributions, for the Employee Benefit Plan is 17.4% of pensionable salaries. The contribution rate, inclusive of the members contributions, for the Pension and Life Assurance Plan is 31.0% of pensionable salaries.

The financial assumptions used to calculate the retirement benefit liability under FRS 17 were as follows:

Valuation method	31 December 2003 Projected unit		31 December 2002 Projected unit

Discount rate	5.2%		5.5%
Inflation rate	2.5%		3.0%
Increase to pensions in payment	5.0	%(1)	5.0	%(1)
Future salary increases	4.0%		3.5%

(1)	5% per annum limited to CPI increases assumed to be 2.5% for 2003 (2002: 3%).

The market values of the assets in the pension schemes and the expected rates of return were:

	Long term rate of return expected at 31 December 2003	Value at 31 December 2003 $m	Long term rate of return expected at 31 December 2002	Value at 31 December 2002 $m

Equities	7.5%	25.7	6.5%	14.1
Bonds	4.5%	5.8	5.0%	4.3
Property	6.5%	2.4	6.5%	1.6
Cash	2.5%	0.6	2.5%	1.0

Total market value of pension plans assets		34.5		21.0
Present value of funded pension liabilities		(37.6)		(27.4)

Net deficit in funded pension plans		(3.1)		(6.4)
Related deferred tax asset		0.4		1.3

Net pension deficit		(2.7)		(5.1)

Analysed as:
Pension & Life Assurance Plan
Net pension assets		8.5		3.8
Net pension liabilities		(9.4)		(7.7)
Related deferred tax asset		0.1		0.8
Employee Benefit Plan
Net pension assets		26.0		17.2
Net pension liabilities		(28.2)		(19.7)
Related deferred tax asset		0.3		0.5

		(2.7)		(5.1)

Movement in deficit during the year.

	31 December 2003 $m	31 December 2002 $m

Deficit at 1 January	(5.1)	(0.6)
Service cost	(2.1)	(1.8)
Company contributions paid	3.9	2.2
Other finance income (expected net return)	—	0.1
Actuarial gain/(loss)	2.3	(5.5)
Foreign exchange rate charges	(0.6)	(0.7)
Related deferred tax asset	(1.1)	1.2

Deficit at 31 December	(2.7)	(5.1)

NOTES RELATING TO FINANCIAL STATEMENTS

Had FRS 17 been reflected in the primary financial statements, the following are the amounts that would have been included in the Consolidated Profit and Loss Account and the Consolidated Statement of Total Recognised Gains and Losses:

	Year ended 31 December 2003 $m	Year ended 31 December 2002 $m

Included in payroll costs:
Current service costs	2.1	1.8

Net operating profit charge	2.1	1.8

Included in finance costs/(income):
Interest cost	1.6	1.2
Expected return on assets	(1.6)	(1.3)

Net finance income	—	(0.1)

Included in statement of total recognised gains and losses:
Difference between expected and actual return on assets	(1.7)	6.4
Experience gains and losses on plan’s liabilities	(3.1)	(2.6)
Effect of changes in actuarial assumptions	2.5	1.7

Net (gain)/loss in Consolidated Statement of Total Recognised Gains and Losses	(2.3)	5.5

History of actuarial gains and losses

	Year ended 31 December 2003 $m	Year ended 31 December 2002 $m

Difference between expected and actual return on assets	(1.7)	6.4
Expressed as a percentage of plan’s assets	(4.9%)	30.4%

Experience gains and losses on scheme liabilities	(3.1)	(2.6)
Expressed as a percentage of plan’s liabilities	8.2%	9.4%

Total actuarial (gains)/losses	(2.3)	5.5
Expressed as a percentage of plan’s liabilities	(6.1%)	20.1%

	31 December 2003 $m	31 December 2002 $m

Net assets
Group’s net assets per Consolidated Balance Sheet	825.4	1,459.4

Pension & Life Assurance Plan
Net pension assets	8.5	3.8
Net pension liabilities	(9.4)	(7.7)
Related deferred tax asset	0.1	0.8

	(0.8)	(3.1)
Employee Benefit Plan
Net pension assets	26.0	17.2
Net pension liabilities	(28.2)	(19.7)
Related deferred tax asset	0.3	0.5

	(1.9)	(2.0)

Net assets including pension assets and liabilities	822.7	1,454.3

Reserves
Profit and loss reserve excluding pension assets and liabilities	(4,761.0)	(3,945.6)
Pension reserve	(2.7)	(5.1)

Profit and loss reserve	(4,763.7)	(3,950.7)

29    Post Balance Sheet Events

Sale of European business

On 12 February 2004, Elan announced the completion of the sale of its European sales and marketing business to Medeus, a new U.K. pharmaceutical company backed by Apax Partners Funds. Elan realised total consideration of approximately $120 million from this transaction (subject to adjustment for certain movements in indebtedness and working capital in the period to completion), which was previously announced on 23 December 2003. Approximately 180 employees of Elan’s European sales and marketing business have tranferred their employment to Medeus. Separately, Elan completed the sale of certain rights to two products in the U.K. and Ireland for approximately $10 million during the first quarter of 2004.

Zonegran & Frova

On 30 March 2004, Elan announced an agreement with Eisai for the purchase of Elan’s interests in Zonegran in North America and Europe. On closing, Eisai will pay Elan consideration of up to $130.0 million for these interests, including inventory, with an estimated value of approximately $26 million and the associated sales team of approximately 115 employees. In addition, Elan may earn future deferred purchase payments of up to $110.0 million, primarily contingent on when generic zonisamide is introduced in the U.S., and including up to $25.0 million contingent on receiving marketing approval for Zonegran in Europe. Elan will also receive additional deferred purchase payments on net sales of Zonegran in North America and Europe if certain additional conditions are met. Elan will be required to pay $17.0 million to Dainippon on closing for the assignment of the Zonegran North American and European licence agreements to Eisai. Elan will continue to manufacture Zonegran in all three dosage strengths of 25 mg, 50 mg, and 100 mg capsules in Athlone, Ireland. The transaction is subject to regulatory approvals, third party consents and other customary conditions, and is expected to close before the end of the second quarter of 2004.

Also on 30 March 2004, Elan announced an agreement with Vernalis for the termination of the development and licence agreements between Elan and Vernalis regarding Frova. Vernalis agreed to purchase Elan’s commercialisation rights in North America for Frova. Vernalis will pay Elan a total of approximately $55 million for rights to Frova in North America, comprising $5.0 million on closing; $20.0 million and $25.0 million on 31 December 2004 and 31 December 2005, respectively; and, no later than 31 December 2004, Elan will receive a payment for its Frova inventory, estimated at approximately $5 million. Vernalis intends to seek additional equity funding over the next twelve months to assist with the payments to Elan. Elan’s co-promotion agreement with UCB will be terminated at closing, and Elan will pay UCB approximately $10 million as a result of the termination. The completion of the transaction is subject to the approval of Vernalis’ shareholders, U.S. anti-trust clearance if required, third party consents and other customary conditions. The transaction is expected to close before the end of the second quarter of 2004.

30    Consolidated Cash Flow Statement

a   Reconciliation of operating loss to operating cash flows

	2003 $m	2002 $m	2001 $m

Operating loss	(935.1)	(2,290.8)	(829.7)
Depreciation and amortisation	210.3	320.3	270.4
Impairment of intangibles	189.5	1,614.6	1,009.8
Disposal of intangibles	1.8	65.0	127.9
Disposal and write-down of tangible fixed assets	15.6	46.1	17.8
Purchase of product royalty rights from Pharma Marketing/Autoimmune	297.6	121.0	—
Other	0.4	99.5	58.0
Decrease in debtors	29.9	209.9	23.2
Decrease/(increase) in stocks	9.9	(13.0)	(37.6)
(Decrease)/increase in creditors	(142.2)	87.0	(115.2)

Net cash (outflow)/inflow from operating activities	(322.3)	259.6	524.6

NOTES RELATING TO FINANCIAL STATEMENTS

b   Management of liquid resources

The management of liquid resources comprises the movement in short term deposits, commercial paper and repurchase agreements, excluding those repayable on demand.

c   Analysis of net debt

	At 1 January 2003 $m	Cash Flow $m	Other Movements $m	Exchange Rate Movements $m	At 31 December 2003 $m

Cash	1,071.9	(256.5)	—	12.5	827.9
Liquid resources	14.6	(14.5)	—	—	0.1

Cash and liquid resources	1,086.5	(271.0)	—	12.5	828.0

3.25% Zero Coupon Subordinated Exchangeable Notes (LYONs)	(779.0)	803.4 (1)	(25.3)	—	(0.9)
Guaranteed and Exchangeable Notes	(1,497.7)	(460.0)	7.3	—	(1,950.4)
Other debt	(105.6)	83.2	(1.2)	—	(23.6)

Debt	(2,382.3)	426.6	(19.2)	—	(1,974.9)

Net debt	(1,295.8)	155.6	(19.2)	12.5	(1,146.9)

(1)	Includes interest paid of $115.9 million.

d   Net outflow of cash and cash equivalents in respect of the purchases of subsidiary undertakings

	2003 $m	2002 $m	2001 $m

Cash consideration paid	—	—	10.0
Cash of acquired subsidiaries	—	—	(0.5)

Net cash outflow	—	—	9.5

e   Effect of acquired companies on cash flow

There were no company acquisitions during 2003 or 2002. Cash flows in 2001 included cash outflows from operating activities of $5.1 million which relate to companies acquired during that year.

f   Cash received on disposal of businesses

Cash of $546.9 million received in 2003 principally comprises net receipts of $484.7 million from the sale of the primary care franchise to King, $50.1 million on disposal of the Pain Portfolio and proceeds from other business disposals of $12.1 million. Cash of $361.3 million was received in 2002 primarily from the disposal of the Abelcet business. Proceeds of $46.1 million were received from the disposal of subsidiaries, mainly relating to ETT.

g   Net inflow of cash and cash equivalents in respect of the disposal of subsidiary undertakings

	2003 Total $m	2002 Total $m	2001 Total $m

Cash consideration received	47.1	87.6	41.9
Cash of disposed subsidiaries	(1.0)	(5.8)	—

Net cash inflow	46.1	81.8	41.9

h   Effect of disposed companies on cash flow

Cash flows in 2003 included cash outflows from operating activities of $4.2 million and repayments of loans of $5.2 million, which relate to companies disposed of during 2003.

i   Restricted cash

Cash and liquid resources include restricted cash held by EPIL II and EPIL III in an amount of $21.1 million.

31   Company Balance Sheet

Fixed assets—intangible assets

Patents & Licences $m

Cost:
At 1 January 2003	185.0
Additions	0.8
Impairment	(4.3)

At 31 December 2003	181.5

Accumulated amortisation:
At 1 January 2003	96.2
Amortised in year	9.2

At 31 December 2003	105.4

Net book value: 31 December 2003	76.1
Net book value: 31 December 2002	88.8

Fixed assets—tangible assets

	Land & Buildings $m	Equipment $m	Total $m

Net book value
At 1 January 2003	11.0	6.7	17.7
Movements	(0.8)	(2.5)	(3.3)

At 31 December 2003	10.2	4.2	14.4

The net book value of tangible assets held under finance lease arrangements at 31 December 2003 amounted to $3.5 million (2002: $5.1 million) and related depreciation for the year amounted to $1.6 million (2002: $3.1 million).

NOTES RELATING TO FINANCIAL STATEMENTS

Fixed assets—financial assets

	At 31 December 2003 $m	At 31 December 2002 $m

Investments in subsidiary undertakings	246.0	—
Loans to subsidiary undertakings	2,022.1	2,699.2

	2,268.1	2,699.2

	Investments in Subsidiaries $m	Loans to Subsidiaries $m	Total $m

Cost
At 1 January 2003	—	2,699.2	2,699.2
Movements	246.0	(677.1)	(431.1)

At 31 December 2003	246.0	2,022.1	2,268.1

Debtors

	At 31 December 2003 $m	At 31 December 2002 $m

Trade debtors	9.1	11.8
Amounts owed by group undertakings	0.5	1.3
Other debtors	0.3	6.3

	9.9	19.4

Creditors (amounts falling due within one year)

	At 31 December 2003 $m	At 31 December 2002 $m

Trade creditors	1.3	1.5
Other creditors	0.2	0.3
Due to group undertakings	880.9	1,518.3
Accrued expenses	5.0	15.4
Lease obligation	1.1	0.9

	888.5	1,536.4

For additional information regarding guarantees, please refer to Note 15 to the Consolidated Financial Statements.

Creditors (amounts falling due after one year)

	At 31 December 2003 $m	At 31 December 2002 $m

Finance lease obligations (net of finance charges):
Payable within two to five years	4.5	4.0
Payable after five years	9.0	8.1

	13.5	12.1

32   Subsidiary and Associated Undertakings

At 31 December 2003, Elan had the following principal subsidiary and associated undertakings:

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation & Operation

Elan International Services Ltd	Financial services company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Management Ltd.	Provision of management services	100	Lincoln House, Lincoln Place Dublin 2, Ireland
Elan Pharmaceuticals, Inc.	Research and development and sale of pharmaceutical products	100	800 Gateway Blvd South San Francisco, CA, United States
Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd South San Francisco, CA, United States
Elan Pharma International Ltd	Research and development, sale and distribution of pharmaceutical products and financial services	100	WIL House, Shannon Business Park Co. Clare, Ireland
Elan Pharma Ltd	Manufacture of pharmaceutical products	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Finance Corporation Ltd	Financial services company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Pharmaceutical Investments II, Ltd	Investment holding company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Pharmaceutical Investments III, Ltd	Investment holding company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Holdings Ltd	Holding company	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Holdings Inc.	Manufacture, marketing and distribution of pharmaceutical and medical device products	100	1300 Gould Drive Gainesville, GA, United States
Elan Drug Delivery, Inc.	Research and development	100	3000 Horizon Drive King of Prussia, PA, United States
Monksland Holdings BV	Financial services company	100	Amsteldijte 166 6th Floor 1079 LH Amsterdam The Netherlands
Elan Capital Corporation Ltd	Financial services company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Amarin Corporation plc(1)	Specialty pharmaceutical company	26	7 Curzon Street, London W1J 5HG, United Kingdom

(1)	Associate

NOTES RELATING TO FINANCIAL STATEMENTS

Information regarding all other subsidiaries will be filed with the Company’s next annual return as provided for by Section 16[3](a) of the Companies (Amendment) Act, 1986.

33   U.S. GAAP Information

Restatement

In its 2002 Annual Report and Form 20-F, Elan restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III had been historically accounted for by Elan as a qualifying special purpose entity and was not, therefore, consolidated.

In addition, in its 2002 Annual Report and Form 20-F, Elan adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay, an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. The 2001 restatement and the adjustments to the 2002 U.S. GAAP financial information are described below.

Under Irish GAAP, EPIL III had been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5. Therefore, the 2001 restatement did not affect Elan’s Irish GAAP financial information, including the Irish GAAP financial information contained in this Annual Report and Form 20-F.

Background

In March 2001, Elan transferred a portfolio of equity and debt securities to EPIL III, a wholly owned subsidiary of Elan. EPIL III issued $160.0 million in aggregate principal amount of Series A Guaranteed Notes, $190.0 million in aggregate principal amount of Series B Guaranteed Notes and $200.0 million in aggregate principal amount of Series C Guaranteed Notes. The Series A Guaranteed Notes matured on 29 June 2002. To fund the repayment of the notes, on 29 June 2002 EPIL III transferred certain financial assets, consisting of certain of the securities included in the portfolio transferred to EPIL III, to Shelly Bay and Shelly Bay made a $148.0 million cash payment to EPIL III. EPIL III used the proceeds from the payment by Shelly Bay, together with existing cash of $12.0 million, to repay the Series A Guaranteed Notes.

The documents that established EPIL III required that EPIL III dispose of financial assets in order to repay the Series A Guaranteed Notes at maturity. The documents also mandated the order in which the assets were to be sold prior to the maturity date for the Series A Guaranteed Notes. However, due to a number of factors, including the inability of Elan and EPIL III to locate the list mandating the order of disposal of the financial assets, the disposal process was commenced and completed over the one-week period ending on 29 June 2002. Although Elan, as servicing agent for EPIL III, contacted a number of third parties regarding their potential interest in purchasing financial assets from EPIL III, each of those parties indicated that they would not be able to complete a due diligence analysis of the issuers of the financial assets to be sold, or to receive all necessary internal approvals to complete the purchase, on a timely basis.

Therefore, in an effort to enable EPIL III to dispose of the financial assets, Elan determined that it would be necessary to provide non-recourse credit support to third parties who would agree to purchase financial assets from EPIL III. Credit support was offered to a number of potential purchasers of the financial assets. However, ultimately, only Shelly Bay possessed the ability to complete the transaction on a timely basis.

Elan established Shelly Bay specifically for the purpose of acquiring financial assets from EPIL III. All of the capital stock of Shelly Bay was issued to its sole shareholder. Elan did not own any capital stock of Shelly Bay and did not have a representative on Shelly Bay’s board of directors. In addition, the sole shareholder of Shelly Bay had no previous contact with Elan. However, as further described below, Elan possessed all of the financial risk of the Shelly Bay transaction. Similar to all other potential purchasers contacted by Elan, the sole shareholder of Shelly Bay was unwilling to invest capital to acquire the financial assets until a due diligence analysis of the issuers of the financial assets had been completed. Therefore, the sole shareholder of Shelly Bay made no substantive capital investment in Shelly Bay and, although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

Elan believed that any failure by EPIL III to dispose of financial assets prior to 29 June 2002 could potentially adversely impact the non-consolidated accounting status of EPIL III under U.S. GAAP and could result in defaults under Elan’s debt instruments.

Transaction structure

Under the terms of the transaction, Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002 and made a cash payment to EPIL III of $148.0 million. Shelly Bay financed the entire purchase price of the financial assets, together with the funds necessary to pay interest and other costs on the loan to its maturity date, through borrowings under a $153.0 million non-recourse bank loan facility maturing on 30 September 2002. Elan provided a full and unconditional guarantee to the bank to support Shelly Bay’s obligation to repay the loan and provided $153.0 million in cash collateral to the bank to secure Elan’s obligations under its guarantee. Upon the closing of the transaction, Elan paid to Shelly Bay approximately $1 million to reimburse Shelly Bay for the expenses expected to be incurred by it in connection with the transaction. In addition, Elan irrevocably waived all rights of recourse against Shelly Bay in the event that it failed to repay the bank loan at maturity.

The cash payment made by Shelly Bay in connection with its acquisition of the financial assets was based upon a valuation conducted by Elan. The valuation utilised customary, widely-accepted valuation methodologies and required that Elan make certain judgements and assumptions regarding the financial assets. Elan did not receive any independent verification of the valuation at the time of the transaction. In addition, EPIL III did not receive any bids for the financial assets to be disposed of.

Upon the closing of the transaction, Shelly Bay’s assets consisted solely of the financial assets purchased from EPIL III. Under the terms of the transaction, Shelly Bay was required to complete a due diligence analysis of the issuers of the securities prior to 15 September 2002. Shelly Bay had the right to either elect, on or prior to 15 September 2002, to retain the financial assets on a long-term basis or to dispose of the financial assets prior to 30 September 2002.

In the event that Shelly Bay elected to retain the financial assets, it was required, within 15 days of the election, to obtain alternative financing in an amount equal to the value, as of 29 June 2002, of the assets being retained, as determined by an independent appraiser engaged by Shelly Bay. The net cash proceeds received by Shelly Bay from any alternative financing were required to be applied to repay amounts outstanding under Shelly Bay’s bank loan.

In the event that Shelly Bay elected to dispose of the financial assets prior to 30 September 2002, Shelly Bay was required to apply the net proceeds from the dispositions to repay amounts outstanding under its bank loan. The transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

Given the non-recourse nature of the Shelly Bay bank loan, Elan possessed all of the financial risk of the transaction under its guarantee of the bank loan, and the cash collateral provided by Elan to secure the guarantee, in the event of any shortfall in the aggregate proceeds received by Shelly Bay from the refinancing or disposition of the financial assets. Although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

As required by the terms of the transaction, Shelly Bay engaged an independent appraiser to value the financial assets as of 29 June 2002. The appraisal, which was prepared in early September 2002, valued the financial assets at $8.2 million.

Shelly Bay did not elect, under the terms of the transaction, to retain any of the financial assets and obtain alternative financing in an amount equal to the independent appraiser’s valuation. Rather, by 30 September 2002, Shelly Bay had disposed of all of the financial assets for aggregate net proceeds of $9.3 million. A number of the financial assets were disposed of, for net proceeds of $1.8 million, to an affiliate of Shelly Bay. The remainder of the financial assets were sold to third parties and in open market transactions. As described above, the transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold, including to an affiliate of Shelly Bay. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

As a result of the disposition of the financial assets by Shelly Bay for aggregate net proceeds of $9.3 million, on 30 September 2002, Elan made a cash payment of $141.6 million to satisfy its obligation under its guarantee. Under the terms of the transaction agreements, Elan has no further obligation under the guarantee and has no recourse to Shelly Bay or to its sole shareholder arising from Elan’s payment under the guarantee.

Restatement of previously reported U.S. GAAP financial results

In its 2002 Annual Report and Form 20-F, Elan restated its U.S. GAAP financial results to consolidate EPIL III from its date of establishment on 15 March 2001. The manner in which the Shelly Bay transaction was completed, including Elan’s facilitation of the transaction, which

NOTES RELATING TO FINANCIAL STATEMENTS

resulted in an intercompany transfer of financial assets by EPIL III to Shelly Bay at a price above fair value, demonstrated that Elan possessed the ability to control EPIL III. This ability to control EPIL III was inconsistent with SFAS No. 125 and EITF Topic D-66 “Effects of a Special-Purpose Entity’s Powers to Sell, Exchange, Repledge, or Distribute Financial Assets under SFAS Statement No. 125”.

Adjustment of previously announced unaudited U.S. GAAP financial information for 2002

In its 2002 Annual Report and Form 20-F, Elan also adjusted its previously announced unaudited U.S. GAAP financial information for 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay from 29 June 2002 through 30 September 2002 under EITF D-14 “Transactions Involving Special Purpose Entities” (“D-14”). Elan established Shelly Bay. The sole shareholder of Shelly Bay did not make a substantive capital investment in Shelly Bay and neither Shelly Bay nor its sole shareholder possessed any financial risk in the transaction. Elan possessed the financial risk associated with the Shelly Bay transaction until 30 September 2002. Under D-14, these factors required that Elan consolidate Shelly Bay from 29 June 2002 through 30 September 2002.

The following tables present the effects of consolidating EPIL III on Elan’s previously reported U.S. GAAP net (loss)/income, shareholders’ equity, total assets, total liabilities and cash flows for 2001 and the effects of consolidating EPIL III and Shelly Bay on Elan’s previously announced unaudited U.S. GAAP financial information for 2002:

Net (loss)/income:

	2002(1) (unaudited) $m		2001(2) (restated) $m

Prior to restatement	(2,432.5)		342.8

Changes in:
Net interest and other expense	(25.5	)(3)	(62.0	)(4)
Impairment of investments	(151.9	)(5)	(11.9	)(5)
Charge arising from EPIL III guarantee	247.6	(6)	—

Difference in net (loss)/income	70.2		(73.9)
As restated	(2,362.3)		268.9

Basic (loss)/earnings per Ordinary Share under U.S. GAAP, prior to restatement	$(6.96)		$1.02
Basic (loss)/earnings per Ordinary Share under U.S. GAAP, as restated	$(6.75)		$0.80
Diluted (loss)/earnings per Ordinary Share under U.S. GAAP, prior to restatement	$(6.96)		$0.95
Diluted (loss)/earnings per Ordinary Share under U.S. GAAP, as restated	$(6.75)		$0.75

Shareholders’ equity:

	At 31 December 2002(1) (unaudited) $m		At 31 December 2001(2) (restated) $m

Prior to restatement	828.7		3,283.9

Changes in:
Retained earnings and other reserves	(1.8	)(7)	(85.0	)(8)
As restated	826.9		3,198.9

Total assets:

	At 31 December 2002(1) (unaudited) $m		At 31 December 2001(2) (restated) $m

Prior to restatement	3,874.7		6,363.7

Changes in:
Cash and cash equivalents	8.9		26.9
Marketable investment securities	79.2		144.9
Accounts receivable and prepayments	5.2		(0.3)
Intangible assets	2.5	(9)	4.5	(9)
Investments and marketable investment securities	45.0		288.6

Increase in total assets	140.8		464.6
As restated	4,015.5		6,828.3

Total liabilities:

	At 31 December 2002(1) (unaudited) $m		At 31 December 2001(2) (restated) $m

Prior to restatement	3,046.0		3,079.8

Changes in:
Long term and convertible debt	390.2		549.6
Other liabilities	(247.6	)(6)	—

Increase in total liabilities	142.6		549.6
As restated	3,188.6		3,629.4

Cash flows from operating activities:

	2002(1) (unaudited) $m		2001(2) (restated) $m

Prior to restatement	197.2		542.6

Restatement adjustments	(48.9	)(10)	(18.9	)(11)

As restated	148.3		523.7

Cash flows from investing activities:

	2002(1) (unaudited) $m		2001(2) (restated) $m

Prior to restatement	(244.2)		(849.7)

Restatement adjustments	181.1	(12)	(504.2	)(13)

As restated	(63.1)		(1,353.9)

NOTES RELATING TO FINANCIAL STATEMENTS

Cash flows from financing activities:

	2002(1) (unaudited) $m		2001(2) (restated) $m

Prior to restatement	(531.7)		1,077.8

Restatement adjustments	(150.2)	)(14)	550.0	(15)

As restated	(681.9)		1,627.8

(1)

Reflects the impact of consolidating EPIL III for 2002, and of consolidating Shelly Bay from 29 June 2002 through 30 September 2002, on Elan’s U.S. GAAP unaudited financial results for fiscal year ended 31 December 2002.

(2)

Reflects the impact of consolidating EPIL III from 15 March 2001, the date of its establishment, on Elan’s U.S. GAAP financial results for 2001, which were contained in Elan’s Annual Report and Form 20-F for 2001.

(3)	Primarily reflects interest expense on the EPIL III notes of $37.2 million, less interest income on the financial assets held by EPIL III of $9.4 million.
(4)

Primarily reflects the reversal of a previously recorded gain arising on the sale of investments by Elan to EPIL III of $40.5 million and interest expense on the EPIL III notes of $35.4 million, less interest income on the financial assets held by EPIL III of $15.8 million.

(5)	Reflects impairment charges on financial assets held by EPIL III.
(6)	Represents the reversal of a previously recorded provision for the guarantee issued by Elan to the noteholders of EPIL III.
(7)	Represents the cumulative impact of the difference in net loss on retained earnings of $(3.7) million, together with a mark to market adjustment on common stock held by EPIL III of $1.9 million.
(8)	Represents the impact of the difference in net income on retained earnings of $(73.9) million, together with a mark to market adjustment on common stock held by EPIL III of $(11.1) million.
(9)	Reflects transaction costs related to the issuance of the EPIL III notes.
(10)	Primarily reflects interest paid on the EPIL III notes of $46.6 million.
(11)	Primarily reflects interest paid on the EPIL III notes of $25.9 million and an inflow of $6.0 million from the reclassification of the transaction costs to cash flows from investing activities.
(12)

Reflects the reclassification of the payment under the guarantee related to Shelly Bay of $141.6 million, the maturity of cash placed in short-term money market instruments of $30.2 million and the proceeds of the sale of investments by Shelly Bay of $9.3 million.

(13)

Primarily reflects the reversal of previously recorded investing cash inflows of $454.3 million from the sale of investments by Elan to EPIL III and the placing of cash of $43.9 million in short-term money market instruments.

(14)	Primarily reflects the repayment of EPIL III’s Series A Guaranteed Notes in June 2002 of $160.0 million.
(15)	Reflects a financing cash inflow of $550.0 million from the issuance of the EPIL III Notes.

Differences Between Irish and U.S. Accounting Principles

The financial statements of Elan have been prepared in accordance with Irish GAAP, which differ in certain significant respects from U.S. GAAP. The presentation of information also differs. For example, exceptional items are separately disclosed within their statutory classifications under Irish GAAP, while U.S. GAAP does not use or define the term “exceptional items” and therefore does not provide for the characterisation of items as exceptional. U.S. GAAP income statement data, comprehensive income statement data, balance sheet data and cash flow data have been provided on pages 169 to 171. These reflect the 2001 restatement described above for EPIL III. The material differences as they apply to Elan’s financial statements are as follows:

a   Discontinued operations

Under Irish GAAP, a discontinued operation is classified as an operation of the business which is (i) sold or terminated and the sale or termination has been completed during the year or within three months following the year end, (ii) the former activities have ceased permanently, (iii) the operation had a material effect on the nature and focus of the business and (iv) its financial results are clearly distinguishable. For information on products and businesses which have been treated as discontinued operations under Irish GAAP, please refer to Note 6 to the Consolidated Financial Statements. Under U.S. GAAP, a discontinued operation is a component of an entity whose operations and cashflows have been or will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component after its disposal. For information on the products and businesses which have been treated as discontinued operations under U.S. GAAP, please refer to page 172. As the criteria for the determination of discontinued operations are different under Irish GAAP and U.S. GAAP, the products and businesses treated as discontinued operations differ under each. All of the operations that have been treated as discontinued operations under U.S. GAAP have also been treated as discontinued operations under Irish GAAP. However, the primary care franchise, the European sales and marketing business, and certain drug delivery operations have been treated as discontinued operations under Irish GAAP, but as continuing operations under U.S. GAAP, because Elan believes that it has significant continuing involvement in the operation of these businesses, for example through ongoing supply arrangements or formulation activities. Further, the presentation of discontinued operations differs between Irish GAAP and U.S. GAAP. Under Irish GAAP, the results of discontinued operations remain within the profit and loss account captions to which they relate, but additional disclosures are given both on the face of the profit and loss account and within Note 6 to the Consolidated Financial Statements. Under U.S. GAAP, the results of discontinued operations are shown as a separate component of income before extraordinary items and the cumulative effect of accounting changes (if applicable). There are no reconciling differences to net (loss)/income or shareholders’ equity between Irish GAAP and U.S. GAAP related to discontinued operations.

b   Business combinations

1. Dura: On 9 November 2000, Elan completed a merger with Dura. At the time of this merger, Irish and U.S. GAAP had different criteria for establishing the method of accounting required for business combinations.

•

Under U.S. GAAP, the merger with Dura required the application of the pooling of interests method of accounting. The assets and liabilities of Dura and Elan were combined and carried forward to the merged enterprise at their pre-combination recorded amounts. Therefore, under U.S. GAAP, the assets and liabilities of Dura were recorded at their historical carrying amounts and no goodwill arose from the merger of Dura and Elan. The income statements of Dura and Elan for 2000 and prior years were combined and reported as income statements of the merged enterprise. The costs of the transaction were expensed.

•

Under Irish GAAP, the acquisition of Dura by Elan was accounted for using acquisition accounting. The cost of the investment in Dura was calculated based on the fair value of the shares issued, together with the related transaction costs. The assets and liabilities of Dura were recorded based on their fair values at the date of acquisition. The difference between the cost of the investment and the fair value of the assets and liabilities of Dura was recorded as goodwill. Until 1 October 2002, this goodwill was being amortised over twenty years. This estimated useful life was reduced to 10 years effective 1 October 2002. With effect from July 2003, the cashflow method of amortisation has been applied as it better reflects the expected use of the asset. Pre-acquisition results for both companies were not combined. The profit and loss accounts have been consolidated for the post-acquisition period only.

The differences in accounting for the Dura transaction between Irish and U.S. GAAP resulted in the following reconciling items:

•

A goodwill amortisation expense arose under Irish GAAP. The goodwill amortisation expense for 2003, 2002 and 2001 was $20.5 million, $68.9 million and $55.2 million, respectively. Accumulated goodwill amortisation at 31 December 2003 amounted to $154.2 million (included within amortisation of intangible assets of $249.7 million). No goodwill amortisation expense arose under U.S. GAAP, as no additional goodwill was recognised in connection with the acqusition under U.S. GAAP;

•

In accordance with FRS 11, Elan performed an impairment review at 31 December 2003 of the goodwill arising from the acquisition of Dura under Irish GAAP. As a result of this review, Elan recorded an impairment charge of $16.2 million for 2003 (2002: $854.9 million), reducing the carrying value of the Dura goodwill to $86.0 million (net of accumulated goodwill amortisation of $154.2 million) at 31 December 2003. Under U.S. GAAP, no goodwill arose from the merger of Dura and Elan;

•

The exclusion of pre-acquisition profits and losses under Irish GAAP compared to the combination of historic income statements under U.S. GAAP resulted in a reconciling item of $0.4 million between Irish and U.S. GAAP net income/(loss) for 2001, being losses on managed funds recorded by Dura in 2001 which related to pre-acquisition balances;

•

Goodwill and the fair value adjustment to licences and patents arising under Irish GAAP, on the acquisition of Dura, resulted in a reconciling difference to shareholders’ equity of $293.5 million at 31 December 2003 (2002: $309.7 million). In addition, the accumulated Irish GAAP goodwill amortisation expense at 31 December 2003 of $154.2 million (2002: $133.7 million) (included within amortisation of intangible assets of $249.7 million) does not arise under U.S. GAAP.

2. Other business combinations: Under Irish and U.S. GAAP, all of Elan’s acquisitions, except for Dura, were accounted for using acquisition (purchase) accounting.

Under acquisition accounting, Irish and U.S. GAAP require the fair value of the purchase consideration to be allocated to the net assets acquired based on their fair values on the date of acquisition. The difference between the fair value of the purchase consideration and the fair value of the net assets acquired is recorded as goodwill. Under U.S. GAAP, the fair value of equity securities issued to effect a purchase business combination is determined based on the market price of the equity securities over a reasonable period of time before and after the proposed transaction is announced. Under Irish GAAP, the fair value of shares issued is determined based on the market price of these shares at the acquisition date. There were no material differences between the fair value of shares issued by Elan to effect purchase business combinations under Irish and U.S. GAAP for the periods presented.

NOTES RELATING TO FINANCIAL STATEMENTS

Under U.S. GAAP, the fair values of acquired IPR&D assets were expensed immediately in the income statement. The amounts were capitalised and treated as either goodwill or acquired IP under Irish GAAP. IPR&D expenses were $Nil for 2003, 2002 and 2001. The difference in shareholders’ equity between Irish and U.S. GAAP, arising from the expensing of IPR&D, under U.S. GAAP, was $2,121.1 million at 31 December 2003 (2002: $2,121.1 million). Under Irish GAAP, Elan has subsequently recognised impairment charges to such goodwill and acquired IP. To the extent that these amounts were previously expensed as IPR&D, under U.S. GAAP, such impairment charges have resulted in reconciling differences between Irish and U.S. GAAP net income/(loss). These impairment charges were $112.8 million, $249.6 million and $785.2 million for 2003, 2002 and 2001, respectively. This resulted in a difference in shareholders’ equity between Irish and U.S. GAAP of $1,149.4 million at 31 December 2003 (2002: $1,036.6 million). For additional information regarding intangible assets, please refer to Notes 3 and 10 to the Consolidated Financial Statements.

Under Irish GAAP, prior to 31 December 1998, goodwill arising on acquisitions was immediately written-off to shareholders’ equity. Since 1998, in accordance with FRS 10, “Goodwill and Intangible Assets”, goodwill is no longer written-off immediately to shareholders’ equity but is capitalised and amortised over its useful life. The difference in shareholders’ equity between Irish and U.S. GAAP, arising from goodwill previously written-off immediately against reserves, was $574.3 million at 31 December 2003 (2002: $574.3 million).

Under U.S. GAAP, Elan adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), effective 1 January 2002. Prior to this date, intangible assets, including goodwill, were amortised over their estimated useful lives. SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortised but instead be tested for impairment at least annually. The difference in net loss between Irish and U.S. GAAP, arising from the amortisation of intangible assets (mainly goodwill and acquired IP) in 2003 was $40.7 million, of which $20.5 million related to Dura.

The following table discloses U.S. GAAP reported net (loss)/income, basic (loss)/earnings per share and diluted (loss)/earnings per share for 2003 and 2002, and what these amounts would have been for 2001 if goodwill was not amortised for 2001:

	2003	2002	2001

	($m except for per share amounts)

Net (loss)/income	(535.4)	(2,362.3)	268.9
Add back: Goodwill amortisation	—	—	30.0

Adjusted net (loss)/income	(535.4)	(2,362.3)	298.9

Basic (loss)/earnings per share	$(1.50)	$(6.75)	$0.80

Impact of goodwill amortisation	—	—	$0.09

Adjusted (loss)/earnings per share	$(1.50)	$(6.75)	$0.89

Diluted (loss)/earnings per share	$(1.50)	$(6.75)	$0.75

Impact of goodwill amortisation	—	—	$0.08

Adjusted (loss)/earnings per share	$(1.50)	$(6.75)	$0.83

There are differences between Irish and U.S. GAAP in the manner by which the carrying value of goodwill is allocated for purposes of calculating the profit or loss upon a disposal of a business. Under Irish GAAP, the carrying value of goodwill is based on relative fair values on the date of acquisition. Under U.S. GAAP, SFAS No. 142 requires that the allocation be determined based on the relative fair value of the business being disposed of to the fair value of that component of the reporting unit being retained. This is based on relative fair values on the date of disposal.

During 2003, Elan sold a number of businesses. In June 2003, Elan sold its primary care franchise which had been acquired through the acquisition of Carnrick and the Sonata product intangible. The primary care franchise formed part of the Core Elan reporting unit. Under Irish GAAP, goodwill and acquired IP of $45.2 million was expensed in connection with the sale. Under U.S. GAAP, goodwill of $34.4 million was expensed, resulting in a reconciling difference of $10.8 million between Irish and U.S. GAAP net gain for 2003.

In July 2003, Elan sold its subsidiary ETT, a separate reporting unit. Under Irish GAAP, goodwill and acquired IP of $28.5 million was expensed in connection with the sale. Under U.S. GAAP, goodwill of $3.5 million was expensed resulting in a reconciling difference of $25.0 million between Irish and U.S. GAAP net loss for 2003.

In December 2003, Elan divested the Pain Portfolio which had been acquired from Roxane in September 2001. The Pain Portfolio business formed part of the Core Elan reporting unit. Under U.S. GAAP, SFAS No. 142 required a goodwill charge of $3.5 million, based on the relative fair value of the business being disposed of compared to the fair value of those being retained. Under Irish GAAP no goodwill arose on the acquisition of the Pain Portfolio resulting in a reconciling difference of $3.5 million.

During 2002, Elan divested Abelcet which had been acquired through the acquisition of Liposome. Abelcet formed part of the Core Elan reporting unit. Under Irish GAAP, goodwill of $119.0 million was expensed in connection with the sale of the Abelcet business, while under U.S. GAAP, goodwill of $19.0 million was expensed in connection with the sale. This resulted in a reconciling difference of $100.0 million between Irish and U.S. GAAP net loss for 2002.

c   Impairment of intangible assets

Under Irish GAAP, FRS 11 requires that intangible assets be reviewed for impairment if there is an indication that a reduction in value may have occurred. As described in Notes 3 and 10 to the Consolidated Financial Statements, Elan recorded impairment charges to intangible assets of $173.3 million in 2003. These amounts are in addition to the charge of $16.2 million also recorded in 2003, for the impairment to the carrying value of the goodwill arising from the acquisition of Dura. Under U.S. GAAP, $60.5 million of the $173.3 million was expensed in 2003. Hence there was a reconciling difference of $112.8 million between Irish and U.S. GAAP net loss. Under U.S. GAAP, $11.7 million was expensed as IPR&D prior to 2003.

The total impairment charges to goodwill and acquired IP were $337.9 million under Irish GAAP for 2002. Under U.S. GAAP, $88.3 million of this amount was also expensed in 2002. Under U.S. GAAP, the remaining $249.6 million of the $337.9 million was expensed as IPR&D prior to 2002. Hence this amount was a reconciling difference between Irish and U.S. GAAP net income/(loss) for 2002.

The total impairment charges to acquired IP were $785.2 million under Irish GAAP for 2001. Under U.S. GAAP, all of this amount was expensed as IPR&D prior to 2001. Hence this amount was a reconciling difference between Irish and U.S. GAAP net income/(loss) for 2001.

d   Impairment of other intangible assets

Under U.S. GAAP, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) and pre-2002 (under SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”), intangibles are assessed for impairment based on undiscounted cash flows. If the estimated future non-discounted cash flows indicate that an impairment had arisen, the amount of the impairment was then measured using projected future discounted cash flows. Under Irish GAAP, the carrying value of an intangible asset is compared to its discounted cash flows for purposes of assessing whether an impairment has arisen.

In 2001, Elan recorded an impairment charge of $44.4 million on Myambutol under Irish GAAP, as the estimated future discounted cash flows were less than the carrying value for this intangible. Under U.S. GAAP, no impairment charge arose in 2001 as the estimated future undiscounted cash flows were greater than the carrying value for this intangible.

In 2002, Elan recorded an impairment charge of $44.4 million on Myambutol under U.S. GAAP, as the projected future cash flows had decreased such that the estimated future undiscounted cash flows were less than the carrying value for this intangible asset. As discussed above, Elan had recorded an equivalent impairment charge in 2001 under Irish GAAP.

e   Accounting for derivatives

Under Irish GAAP, Elan marks free-standing derivative instruments to market at each balance sheet date and the resulting gains and losses are recognised in the profit and loss account. The carrying values of derivative financial instruments are generally reported within current assets or other current liabilities.

Under U.S. GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) became effective in 2001. SFAS No. 133 requires that derivatives be recognised as either assets or liabilities and measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

The definition of a derivative instrument is significantly broader under U.S. GAAP than under Irish GAAP. This gives rise to a reconciling difference, as certain financial assets and liabilities are accounted for as derivative instruments under U.S. GAAP and are not accounted

NOTES RELATING TO FINANCIAL STATEMENTS

for as derivative instruments under Irish GAAP. The adoption of SFAS No. 133 in 2001 had a cumulative after tax income impact under U.S. GAAP of $7.8 million relating to embedded derivatives and free-standing warrants. The fair value of these derivative instruments at 31 December 2003 was $44.1 million (2002: $34.9 million).

The difference in net loss between Irish and U.S. GAAP arising from the accounting for derivatives amounted to $26.9 million, $(4.4) million and $3.8 million for 2003, 2002 and 2001, respectively, resulting in a reconciling difference to shareholders’ equity of $34.1 million (2002: $7.2 million).

In 2003, Elan exercised its option to convert certain financial instruments into common shares of the same companies and a gain of $13.4 million was recognised in the profit and loss account representing the excess in value of the equity financial instrument received over the carrying value of the convertible instruments. The instruments do not qualify as SFAS No. 133 derivative instruments and hence no gain falls to be recognised in the income statement under U.S. GAAP.

In 2002 and 2001, Elan exercised its option to convert debt in Ligand into common shares of Ligand. Under Irish GAAP, gains of $10.1 million and $17.7 million were recognised for 2002 and 2001 in the profit and loss account representing the excess in the value of the equity financial instrument received over the carrying value of the convertible debt. Since 1 January 2001, under U.S. GAAP, Elan has accounted for the convertible debt in Ligand in accordance with the requirements of SFAS No. 133, as the conversion option constituted an embedded derivative. As such, changes in fair value of $3.2 million and $20.7 million were recorded as income during 2002 and 2001, respectively. The cumulative catch up adjustment for the implementation of SFAS No. 133, recorded at 1 January 2001, included a cumulative gain of $3.9 million with respect to Ligand convertible debt.

f   Acquired product rights and finance charges

Under Irish GAAP, contingent and potential acquisition payments which are likely to be made in the future are recognised as creditors. Such contingent payments on product acquisitions and alliances are capitalised and recorded as creditors on a time discounted basis. A corresponding finance charge is recorded annually in the profit and loss account. Under U.S. GAAP, such payments are not recognised in the financial statements until the related contingencies are resolved. This resulted in a difference between Irish GAAP and U.S. GAAP net loss of $7.4 million, $19.2 million and $34.6 million for 2003, 2002 and 2001, respectively, consisting of finance and amortisation charges. The difference in shareholders’ equity between Irish and U.S. GAAP was $61.2 million at 31 December 2003 (2002: $53.8 million).

Under Irish GAAP, Elan had recognised contingent and potential acquisition payments relating to the Sonata product intangible which were likely to be made. In June 2003, Elan disposed of the Sonata product intangible as part of the sale of the primary care franchise to King. King assumed Elan’s future liabilities under this agreement. Elan therefore de-recognised the net capitalised product intangible and accrued contingent and potential acquisition payments of $31.2 million in 2003 which were no longer due.

g   Revenue recognition

Contract revenue, including research revenues and licence fees, arises from contracts related to research and development activities on behalf of clients and/or technology licensing and business ventures. Under Irish GAAP, non-refundable up-front licence fee revenue is recognised when earned and when the licensor has no future legal obligation pursuant to the licence fee. Refundable licence fees are treated as deferred revenue until such time as they are no longer refundable.

Elan sometimes enters into contractual arrangements which include multiple elements such as the sale of a product and related research and development or manufacturing arrangements. In accordance with the provisions included in Application Note G of FRS 5, Elan accounts for each individual component of the transaction separately, where each component represents a separable good or service and Elan is capable of determining a reliable fair value for each such component.

Under U.S. GAAP, the accounting treatment adopted by Elan for non-refundable up-front licence fees was similar to Irish GAAP prior to 2000. In December 1999, the SEC issued SAB 101, which was adopted by the Company in 2000. In December 2003, the SEC issued SAB 104 which updates the guidance in SAB 101. SAB 104 provides guidance on revenue recognition and related disclosures in financial statements. In contrast to Irish GAAP, SAB 104 generally requires deferral and amortisation of up-front licence fees where there is a continuing involvement with the licensed asset through the provision of research and development services, manufacturing services or other similar activities. SAB 104 also applies to up-front fees other than licence fees. Elan adopted SAB 101 in 2000.

Following the adoption of SAB 101, as updated by SAB 104, under U.S. GAAP, Elan defers and amortises up-front licence fees to the income statement over the “performance period”. The performance period is the period over which Elan expects to provide services to the licencee. It is determined by the provisions of, and by the facts and circumstances of, the relevant contract. Generally, milestone payments have been treated similarly under both Irish GAAP and U.S. GAAP. They have been recognised when earned and non-refundable, and when Elan has no future legal obligation pursuant to the milestone payment. However, the actual accounting for milestones depends on the facts and circumstances of each contract. Elan applies the substantive milestone method in accounting for milestone payments under U.S. GAAP. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognised as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement and the costs and staffing to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If Elan determines the substantive milestone method is not appropriate, Elan will apply the performance method to the relevant contract under U.S. GAAP. This method recognises as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract. This is subject to the milestone being earned, non-refundable and not subject to future legal obligation.

Elan implemented SAB 101 in the fourth quarter of 2000. For the year ended 31 December 2000, Elan recorded a non-cash charge of $344.0 million under U.S. GAAP for the cumulative effect of this accounting change relating to revenue recognised in periods up to 31 December 1999. The difference in shareholders’ equity between Irish and U.S. GAAP, arising from the application of SAB 104 under U.S. GAAP, was $153.4 million at 31 December 2003 (2002: $254.3 million).

Deferred revenue at 31 December 2003 consists principally of amounts arising from the disposal of product rights to Avinza and nifedipine in 2002. These arrangements are described in more detail below.

The performance period was typically between two and three years for non-refundable up-front licence fees received by Elan from business ventures pursuant to Elan’s business venture programme. The performance period was determined by the facts and circumstances and could have been shorter or longer in duration than the typical two to three year period. Under U.S. GAAP, Elan recognised $35.2 million, $203.8 million and $255.0 million in licence fee revenue from business ventures in 2003, 2002 and 2001, respectively. There are no remaining unamortised licence fees from the business ventures at 31 December 2003.

Total contract revenue recognised under Irish GAAP was $49.5 million, $128.5 million and $333.7 million in 2003, 2002 and 2001, respectively. Under U.S. GAAP, Elan recognised $99.0 million, $350.7 million and $421.3 million of contract revenue in 2003, 2002 and 2001, respectively, comprising amortised licence fee revenue of $49.5 million, $234.7 million and $287.2 million, respectively. Of these amounts, $10.1 million, $45.2 million and $88.6 million of the revenue in 2003, 2002 and 2001, respectively, were included as part of the SAB 104 cumulative adjustment.

Under Irish GAAP, revenue from the sale of product rights and related inventory is recognised when earned and non-refundable. The same accounting is generally applicable under U.S. GAAP. However, in certain circumstances, such as when Elan manufactures the product, subsequent to the sale deferral and amortisation of such revenue may be appropriate. Elan deferred and amortised the revenue received on the disposal of certain products, principally Avinza, Actiq and nifedipine during 2002. Elan manufactures Avinza and nifedipine. The amounts of deferred revenue under U.S. GAAP for Avinza, Actiq and nifedipine are $71.7 million, $Nil and $31.5 million, respectively, at 31 December 2003. Elan recognised $44.5 million of product revenue under U.S. GAAP and $7.6 million of amortisation from these products in 2003 (2002: $37.6 million). The deferred revenue on Actiq was fully amortised in the first quarter of 2003. Elan continues to manufacture Avinza and nifedipine and is amortising these deferred revenue balances over 4 and 5 years, respectively. Under Irish GAAP, Elan recognised $154.7 million of product revenue from these product disposals in 2002 as the manufacturing services provided under each contract represented a separable component for which Elan was able to establish a reliable fair value.

Total revenue under U.S. GAAP was lower than Irish GAAP by $16.1 million, $200.5 million and $134.1 million for 2003, 2002 and 2001, respectively.

This difference in revenue mainly arose due to:

•

$(114.8) million, $(322.6) million and $(255.9) million for 2003, 2002 and 2001, respectively, relating to the reclassification of revenue within discontinued operations under U.S. GAAP as one line item below net income before tax;

•	$100.9 million, $61.8 million and $98.6 million for 2003, 2002 and 2001, respectively, relates to the application of SAB 104 under U.S. GAAP. SAB 104 does not apply under Irish GAAP;

NOTES RELATING TO FINANCIAL STATEMENTS

•	$Nil, $1.6 million and $19.7 million for 2003, 2002 and 2001, respectively, relates to the differences in the application of the equity method of accounting between Irish and U.S. GAAP; and
•

$(2.2) million, $58.7 million and $Nil for 2003, 2002 and 2001, respectively, relates to differences in the carrying value of divested intangibles assets. The revenue recorded on the divestment of products is based on the consideration received less the carrying value of the intangible asset.

The following table shows these reconciling differences in revenue between Irish and U.S. GAAP.

	2003 $m	2002 $m	2001 $m

Irish GAAP revenue	762.1	1,333.0	1,740.7
Difference	(16.1)	(200.5)	(134.1)

U.S. GAAP revenue	746.0	1,132.5	1,606.6
Difference analysed as:
Product revenue	(65.6)	(422.7)	(221.7)
Contract revenue	49.5	222.2	87.6

Total Difference	(16.1)	(200.5)	(134.1)

Main Composition of Difference
Impact of discontinued operations under U.S. GAAP	(114.8)	(322.6)	(255.9)
Impact of SAB 104 on revenue	100.9	61.8	98.6
Impact of equity accounting on revenue	—	1.6	19.7
Impact of intangibles on revenue	(2.2)	58.7	—

h   Non-consolidated subsidiaries (EPIL / EPIL II)

Under Irish GAAP, EPIL and EPIL II have been consolidated as subsidiaries of Elan. Elan owns 100% of the equity in the companies. The individual investments held by EPIL and EPIL II have remained on Elan’s balance sheet and the related loan notes of each of the companies have been included as a liability. Elan expensed the related interest charge in the profit and loss account.

Under U.S. GAAP, EPIL II has not been consolidated as a subsidiary of Elan. EPIL has been consolidated as a subsidiary of Elan under U.S. GAAP from March 2001 when control of EPIL reverted to Elan. Prior to this date, it was not consolidated. EPIL (prior to March 2001) and EPIL II qualify as special purpose entities within the meaning of SFAS No. 125, as grandfathered under SFAS No. 140, as Elan has effected a true legal sale of the investments and has not retained control over such assets. Accordingly, the transfer of investments to EPIL (prior to March 2001) and EPIL II was treated as a sale of the assets at fair value under U.S. GAAP and the related loan notes have not been included as a liability. Elan has not expensed the related interest charge in the income statement.

EPIL’s qualifying special purpose entity status was established in June 1999. EPIL issued $350.0 million of loan notes with a maturity date of June 2002. EPIL II’s qualifying special purpose entity status was established in June 2000. EPIL II issued $450.0 million of loan notes with a maturity date of June 2004. In March 2001, pursuant to an exchange offer and consent solicitation, EPIL III offered to exchange its Series A Guaranteed Notes and Series B Guaranteed Notes for all the loan notes previously issued by EPIL in June 1999. The consent solicitation requested consents from the holders of EPIL’s loan notes to amend the agreements under which these notes were issued. These amendments removed restrictions on EPIL, including those relating to entering into transactions with affiliates, merging, changing its business, amending its charter documents, selling assets or making investments. The acceptance of the exchange offer and consent solicitation by all of EPIL’s note holders caused control of EPIL to revert to Elan. Effectively upon closing of the exchange offer and consent solicitation, EPIL’s qualifying status terminated and EPIL was consolidated by Elan under U.S. GAAP.

Elan holds a retained interest in EPIL II through its ownership of the retained beneficial interest (100% of the common stock). The retained beneficial interest entitles Elan to any residual proceeds in EPIL II after repayment of the EPIL II Notes. Pursuant to the Stock Pledge Agreement, Elan has pledged the common stock in EPIL II to the noteholders of EPIL II. The holders of the loan notes have control of key voting rights, such as the right to approve the appointment of directors of EPIL II and the right to approve amendments to the Memorandum of Association and By-Laws of EPIL II. The board of directors of EPIL II is independent of Elan and is comprised of a majority of independent directors and one director appointed by Elan. EPIL II may dispose of financial assets upon maturity of its loan notes. Upon the maturity of the loan notes due 2004, if there are more than sufficient financial assets to repay the loan notes, the organisational documents of EPIL II do not contain provisions concerning the selection of financial assets, or the amount of financial assets, to be disposed of. In this situation, any decision as to which assets to dispose of would be made by the board of directors of EPIL II. When the loan notes of EPIL II are repaid, the Stock Pledge Agreement terminates and Elan is entitled to the residual proceeds, if any, through ownership of the common stock in EPIL II. Elan does not have a call option or similar unilateral legal right over the transferred investments. Elan has provided a direct guarantee to the holders of the loan notes of EPIL II for the repayment of the loan notes and the payment of any unpaid interest. In the event that EPIL II does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan guarantee.

Elan’s accounting policy is to allocate the previous carrying amount of the financial assets transferred, between the financial assets transferred and the retained interest based on their relative fair values on the date of transfer. The fair value of a retained interest, both for initial and subsequent measurement, is calculated as the fair value of the qualifying special purpose entity’s assets less the fair value of its liabilities. For disclosure purposes, the fair value of the assets of EPIL II is estimated using established financial methodologies, including quoted market prices, where available, and takes into account the time value of money. The fair value of investments in private entities and non-traded securities of public entities is typically measured by valuation methodologies such as option-pricing models and valuations achieved in recent private placements by the investee. The key assumptions used in measuring the fair value of Elan’s retained interest in EPIL II are common stock prices for equity-based assets and the discount rate used for debt-based assets. The fair value of the liabilities of EPIL II is measured as the total amount outstanding under its loan notes, including accrued but unpaid interest (if any), and takes into account the time value of money. The fair value of the guarantee was measured as de minimis on the transfer date. The guarantee has subsequently been accounted for, under U.S. GAAP, as a loss contingency in accordance with the requirements of SFAS No. 5, “Accounting for Contingencies”. This requires that Elan record a charge under the guarantee if it is probable that a payment will be made under the guarantee to the EPIL II noteholders.

Elan’s retained interest in EPIL II had a fair value of $Nil on the transfer date. Elan is carrying the common stock of EPIL II at cost, as it does not qualify as a debt security or a debt-like security as defined in SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

On 31 December 2003, the estimated fair value of Elan’s retained interest in EPIL II was $Nil. Elan has guaranteed the debt of EPIL II, to the extent that the investments held by it are insufficient to repay the debt when it falls due in 2004. At 31 December 2003, Elan had recorded a provision of $344.5 million under U.S. GAAP in respect of this guarantee. After providing for the estimated investment shortfalls, the carrying values and cash position of EPIL II at 31 December 2003 were as follows:

$m

Investments in public companies	76.3
Investments in private companies	9.0
Cash	20.5
Accrued interest and expenses	(0.3)

Total assets	105.5
Provision for guarantees	344.5

Total guaranteed indebtedness	450.0

An adverse change of 10% (20%) in the common stock prices used to estimate the fair value of equity-based assets held by EPIL II would result in a decline of $5.9 million ($11.6 million) in the estimated fair value of the investment portfolio of EPIL II. An adverse change of 10% (20%) in the annual discount rate used to estimate the fair value of debt-based assets held by EPIL II would result in a decline of $0.7 million ($1.4 million) in the estimated fair value of the investment portfolio of EPIL II.

The sensitivities outlined above regarding the fair value of Elan’s retained interest in EPIL II are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in an assumption generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the sensitivities outlined above, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities. For example, increases in market interest rates may result in declines in market common stock prices.

Elan provides services such as bookkeeping and administration, monitoring, administering compliance with applicable laws and regulations and custodian service to EPIL II. Such services are for the benefit of EPIL II. All compensation paid to Elan represents an

NOTES RELATING TO FINANCIAL STATEMENTS

arms-length price for those services. In 2003, Elan received a fee of $Nil (2002: $Nil, 2001: $0.2 million) and $0.8 million (2002: $0.8 million, 2001: $0.8 million) for providing these services to EPIL and EPIL II, respectively.

The differences between U.S. and Irish GAAP due to EPIL and EPIL II are as follows:

	Net (loss)/income			Shareholders’ equity

	2003 $m	2002 $m	2001 $m	At 31 December 2003 $m	At 31 December 2002 $m

Impact of:
EPIL	—	(78.9)	49.8	(19.1)	(19.1)
EPIL II	21.4	(75.9)	41.1	26.6	5.2

	21.4	(154.8)	90.9	7.5	(13.9)

These net reconciling differences between Irish and U.S. GAAP arose mainly due to profits on disposals, interest charges and impairment charges.

There was no gain or loss to Elan arising from the disposal of investments to EPIL in 1999. Under U.S. GAAP, there was a gain of $39.2 million to Elan arising from the disposal of investments to EPIL II in June 2000. No gain or loss was recognised upon the termination of EPIL’s qualifying special purpose entity status in March 2001. Under Irish GAAP, as these entities are consolidated subsidiaries, such gains are not included in Elan’s profit and loss account.

Under Irish GAAP, the interest charges recorded for the EPIL and EPIL II loan notes were $43.0 million, $43.0 million and $49.1 million for 2003, 2002 and 2001, respectively. Under U.S. GAAP, such charges are not recorded in Elan’s income statement.

The remaining reconciling differences arise due to operating expenses/(income) recorded under Irish GAAP but not under U.S. GAAP of $1.1 million, $(5.3) million and $(9.4) million in 2003, 2002 and 2001, respectively, and the impact of different cost bases for the investments held by EPIL/EPIL II under Irish GAAP compared to U.S. GAAP, resulting in reconciling differences of $(22.7) million, $(192.5) million and $51.2 million in 2003, 2002 and 2001, respectively.

i   Associate accounting

The difference between Irish and U.S. GAAP net (loss)/income arising from differences in the application of the equity method of accounting, was $Nil, $(3.8) million and $13.0 million for 2003, 2002 and 2001, respectively.

Most of the difference arises on the accounting for Elan’s investment in Amarin. Under U.S. GAAP, Elan’s investment in Amarin was accounted for using the equity method in 2002 based on the percentage of voting equity shares held by the Group. Under Irish GAAP, the investment was accounted for using the equity method in 2002 based on the percentage of stock held on a fully diluted basis, including non-voting convertible preference shares. This resulted in a reconciling item to the net (loss)/income of $(3.8) million between U.S. and Irish GAAP in 2002 (2001: $11.0 million). During 2003 Elan only held equity investments in Amarin, therefore, Elan’s investment in Amarin was accounted for similarly under both U.S. GAAP and Irish GAAP.

Under U.S. GAAP, certain investments of Elan were accounted for under the equity method of accounting and treated as associates. Under Irish GAAP, these investments were accounted for under the cost method. These investments were written-off under Irish GAAP in 2001 resulting in a reconciling item to the net (loss)/income of $Nil (2002: $Nil, 2001: $2.0 million) due to the different cost basis of the investments.

j   Stock option compensation

Elan grants options to employees under its stock option plans. These options are granted at fixed exercise prices equal to the market value on the date of grant. Under Irish GAAP, no compensation cost has been accrued for options awarded to employees as the exercise price has been set equal to the market value on the date of grant.

Under U.S. GAAP, Elan applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issues to Employees” (“APB 25”). In accordance with APB 25, no compensation cost was initially recognised for stock options granted, as they have been granted to employees at market value and at a fixed exercise price. In accordance with Financial Accounting Standards Board (“FASB”) Financial Interpretation No. 44 (FIN No. 44), “Accounting for Certain Transactions Involving Stock Compensation”, a compensation expense has been recognised under U.S. GAAP where the original terms of a stock option award were modified. Such modifications result in the fair value of the options being recognised as a compensation expense over any remaining service period. Elan recognised a compensation expense of $1.1 million, $0.1 million and $0.2 million in 2003, 2002 and 2001, respectively, arising from modifications. The modifications included option acceleration upon severance of employees and a change of status from employees to non-employees. Under Irish GAAP, no compensation expense arose as a result of such modifications.

Under Irish GAAP, no compensation expense arises as a result of grants to non-employees. Under U.S. GAAP, options granted to non-employees have been valued at fair value and the related compensation expense is being amortised over the service period. Elan recognised a compensation expense of $Nil, $Nil and $0.3 million in 2003, 2002 and 2001, respectively, arising from options granted to non-employees.

k   Pensions

The main differences between Irish and U.S. GAAP in accounting for pension costs are:

•	Under Irish GAAP, plan assets are valued on the basis of a discounted present value of expected future income. U.S. GAAP requires that plan assets are valued by reference to their market value.
•

Under Irish GAAP, pension costs in connection with defined benefit plans are assessed in accordance with the advice of independent actuaries using assumptions and methods which produce the actuaries’ best estimates of the cost of providing the relevant pension benefits. U.S. GAAP requires the use of the projected unit credit method and the matching of the projected benefit obligation against the fair value of the plan’s assets, as adjusted to reflect any unrecognised obligations or assets.

•

Under Irish GAAP, the measurement of plan assets and obligations may be based on the most recent actuarial valuation. Under U.S. GAAP, calculations must be made as of the date of the financial statements or a date not more than three months prior to that date.

•

Under Irish GAAP, pension credits are not recognised in the financial statements unless a refund of, or reduction in, contributions is likely. Under U.S. GAAP, a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees.

The reconciling difference for net (loss)/income between Irish and U.S. GAAP was $3.2 million, $2.2 million and $1.2 million for 2003, 2002 and 2001, respectively. The reconciling difference to shareholders’ equity includes prepaid pension assets of $11.1 million. In 2002 a $9.8 million shortfall between the unfunded accumulated benefit obligation and the unrecognised prior service cost and prepaid benefit cost existed which was part of the shareholders’ equity reconciling difference. No such shortfall occurred as at 31 December, 2003 and the $9.8 million shortfall was reversed.

Under Irish GAAP, Elan has accounted for pensions in accordance with SSAP 24. A new accounting standard, FRS 17, was issued in 2001 dealing with retirement benefits. This is not mandatory until 2005. Prior to this, phased transitional disclosures are required, which are detailed in Note 28 to the Consolidated Financial Statements. The standard introduces changes to the accounting for defined benefit schemes, the basic requirements of which are: pension scheme assets are measured using fair values; pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high quality corporate bond; and full actuarial valuations should be obtained at intervals not exceeding three years. There is also a requirement that these valuations be updated at each balance sheet date.

l   Financial fixed assets

Under Irish GAAP, non-current financial fixed assets are recorded at cost less provision for permanent impairment in value. Under U.S. GAAP, in accordance with SFAS No. 115 certain financial fixed assets were classified as available for sale and reported at fair value and the unrealised gains and losses were excluded from earnings and reported as a separate component of comprehensive income (net of tax). The difference in shareholders’ equity between Irish and U.S. GAAP, arising from differences in the accounting treatment for financial fixed assets, was $97.0 million at 31 December 2003 (2002: $21.0 million).

NOTES RELATING TO FINANCIAL STATEMENTS

m   Taxation

Under Irish GAAP, Elan recognised a current year tax credit in the income statement of $22.0 million as more fully explained in Note 7 to the Consolidated Financial Statements. Under U.S. GAAP, Elan recognised a current year tax charge in the income statement of $4.7 million, including a $0.8 million tax charge in discontinued operations. The Company has adjusted its net operating losses to reflect the amounts expected to be realised on a probable basis. As a result of this adjustment the Company has credited additional paid in capital with $26.7 million to reflect the utilisation of stock option deductions, whereas under Irish GAAP the entire credit is recorded within the profit and loss account. This resulted in a reconciling difference to net loss of $26.7 million for 2003.

n   Consolidated cash flow data

In accordance with Irish GAAP, Elan complies with FRS No. 1, “Cash Flow Statements” (“FRS 1”). Its objective and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows” (“SFAS No. 95”). The principal difference between the standards is in respect of classification. Under FRS 1, the Group has presented its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity, (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS No. 95. In addition, under FRS 1, cash and liquid resources include short term borrowings repayable on demand. SFAS No. 95 requires movements in such borrowings to be included in financing activities.

For the purposes of cash flows under U.S. GAAP, the Group considers all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Under Irish GAAP, cash represents cash held at bank available on demand, offset by bank overdrafts. Liquid resources comprise bank fixed deposits with maturities of greater than one day.

The reconciling difference between Irish GAAP cash and liquid resources and U.S. GAAP cash and cash equivalents is included on page 172. Cash balances held by EPIL (prior to March 2001) and EPIL II have been included in cash and liquid resources under Irish GAAP as these entities have been consolidated under Irish GAAP. As the entities have not been consolidated subsidiaries under U.S. GAAP, their cash balances have not been included in cash and cash equivalents under U.S. GAAP. In 2003, under U.S. GAAP, there were marketable investments of $Nil (2002: $22.7 million) whose maturity was greater than three months. These were treated as liquid resources under Irish GAAP as they were readily convertible into cash and were traded in an active market.

o   Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The disclosure requirements in this interpretation are effective for financial statements of interim and annual periods ending after 15 December 2002. The recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor’s fiscal year-end. The Group has adopted the disclosure requirements of FIN 45 and has applied the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002. In accordance with FIN 45, the following table provides the undiscounted amount of maximum potential future payments for each major group of guarantee:

	At 31 December 2003 $m	At 31 December 2002 $m

Parent company guarantees relating to product acquisitions and alliances
Sonata	—	294.9
Pain Portfolio	—	90.0
Parent company guarantees relating to debt facilities
LYONs	1.6	1,324.9
EPIL II Notes	450.0	450.0
EPIL III Notes	390.0	390.0
7.25% Senior Notes	650.0	650.0
6.5% Convertible Notes	460.0	—

	1,951.6	3,199.8

Under its strategic alliance with Wyeth, Elan assumed responsibility for the U.S. marketing of Sonata and had the option to acquire the U.S. product rights to Sonata. Elan Corporation, plc had guaranteed all of its subsidiary’s commitments under the agreements with Wyeth. At 31 December 2002, the estimated potential payment due in connection with Sonata was $294.9 million, of which $63.7 million was recorded as a liability under U.S. GAAP. The remaining balance of $231.2 million represented the undiscounted amount of potential future payments in respect of Elan’s parent company guarantee under the Wyeth agreements. As part of the disposal of Elan’s primary care franchise, the product payments related to Sonata were assumed by King.

In September 2001, Elan acquired the Pain Portfolio from Roxane. Elan Corporation, plc has guaranteed all of its subsidiary’s commitments under the agreements with Roxane. At 31 December 2002, the potential payment due in connection with the Pain Portfolio was $90.0 million, of which $77.4 million was recorded as a liability under U.S. GAAP. The remaining balance of $12.6 million represents the undiscounted amount of potential future payments in respect of Elan’s parent company guarantee under the Roxane agreements. As part of the disposal of Elan’s Pain Portfolio, the related product payments were assumed by aaiPharma.

For additional information regarding Elan’s future payments and potential future payments relating to product acquisitions and alliances, please refer to Note 16 to the Consolidated Financial Statements.

Elan Corporation, plc has provided subordinated guarantees to the holders of the LYONs for the repayment of the loan notes. In the event that Elan Finance does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan Corporation, plc guarantees.

Elan Corporation, plc has provided guarantees to the holders of the EPIL II Notes and the EPIL III Notes for the repayment of the loan notes and the payment of any unpaid interest. In the event that EPIL II or EPIL III do not meet their obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan Corporation, plc guarantees.

Elan Corporation, plc has provided guarantees to the holders of the 7.25% Senior Notes for the repayment of the loan notes and the payment of any unpaid interest. In the event that Athena Finance does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan Corporation, plc guarantees.

Elan Corporation, plc has provided guarantees to the holders of the 6.5% Convertible Notes for the repayment of the loan notes and the payment of any unpaid interest. In the event that ECC does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan Corporation, plc guarantees.

For additional information regarding Elan’s outstanding debt, please refer to Note 15 to the Consolidated Financial Statements.

p   New accounting standards (U.S. GAAP)

Adopted

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of long-lived tangible assets and the associated asset

NOTES RELATING TO FINANCIAL STATEMENTS

retirement costs. The Statement requires that the fair value of liabilities for asset retirement obligations be recorded in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after 15 June 2002. Elan adopted SFAS No. 143 effective 1 January 2003. The adoption of SFAS No. 143 has not had a material impact on the Company’s Consolidated Financial Statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”). SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 was adopted beginning 1 January 2003, except for the provisions relating to the amendment of SFAS No. 13, which were adopted for transactions occurring subsequent to 15 May 2002. SFAS No. 145 has not had a material impact on the Company’s Consolidated Financial Statements.

In June 2002, the FASB issued SFAS No. 146 “Accounting for the Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which nullifies EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for costs associated with exit or disposal activities first be recognised when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. In addition, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. Elan adopted SFAS No. 146 effective 1 January 2003. The adoption of SFAS No. 146 has not had a material impact on the Company’s Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation—Transition and Disclosure—an Amendment of SFAS Statement No. 123” (“SFAS No. 148”). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are effective for fiscal years ending after 15 December 2002. The enhanced disclosure requirements are effective for periods beginning after 15 December 2002 and are included on page 177 to the Consolidated Financial Statements. The Company has elected to continue to apply APB 25 in the determination of compensation expense under U.S. GAAP.

In December 2003, the FASB issued Interpretation No. 46, revised—Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46R”). FIN 46R addresses the consolidation of variable interest entities (“VIEs”), which include entities that have one or more of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (2) The equity investors lack essential characteristics of a controlling financial interest (as defined by FIN 46R); and (3) The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionally small voting interest. In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of this Interpretation is required in financial statements that have interests in VIEs or potential VIEs, commonly referred to as special-purpose entities, for periods ending after 15 December 2003. Application for all other types of entities is required in financial statements for periods ending after 15 March 2004. The adoption of FIN 46R has not had a material impact on the Company’s Consolidated Financial Statements.

In April 2003, the FASB issued SFAS Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”), which amends SFAS Statement No. 133, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to SFAS No. 133. SFAS No. 149 did not have a material impact on the Company’s Consolidated Financial Statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003, except for certain mandatorily redeemable financial instruments. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. SFAS No. 150 did not have a material impact on the Company’s Consolidated Financial Statements.

In December 2003, the FASB issued SFAS Statement No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132 (revised)”). SFAS No. 132 (revised) will revise employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No. 132 (revised) will retain and revise the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. SFAS No. 132 did not have a material impact on the Company’s Consolidated Financial Statements.

q   Financial statement format

The following is a summary of the material adjustments to net income and shareholders’ equity which would be required had the financial statements been prepared in accordance with U.S. GAAP:

(i)   Net (loss)/income

			2003 $m	2002 $m	2001 (restated) $m

Net loss as stated under Irish GAAP			(815.4)	(3,615.1)	(887.2)
Adjustments to conform to U.S. GAAP:
Pooling of interests accounting/acquisition accounting for Dura	(b)	(1)
Goodwill amortisation			20.5	68.9	55.2
Goodwill impairment			16.2	854.9	—
Pre-acquisition results of Dura			—	—	(0.4)
Purchase accounting	(b)	(2)
Impairment of intangible assets	(c	)	112.8	249.6	785.2
Amortisation of intangible assets			20.2	45.0	22.3
Pain Portfolio (goodwill)	(b)	(2)	(3.5)	—	—
Abelcet business (goodwill)	(b)	(2)	—	100.0	—
Primary care franchise acquired IP	(b)	(2)	10.8	—	—
ETT acquired IP	(b)	(2)	25.0	—	—
Impairment of Myambutol	(d	)	—	(44.4)	44.4
Accounting for derivatives	(e	)	26.9	(4.4)	3.8
Gain on conversion	(e	)	(13.4)	—	—
Amortisation of acquired product rights and finance charges	(f	)	7.4	19.2	34.6
Reversal of Sonata acquired product rights and finance charges on disposal	(f	)	(31.2)	—	—
Revenue recognition—impact of SAB 104	(g	)	100.9	61.8	98.6
Revenue recognition—write-off of related intangibles	(g	)	(2.2)	58.7	—
Amortisation of nifedipine/Avinza intangible	(g	)	(7.6)	—	—
Non-consolidated subsidiaries	(h	)	21.4	(154.8)	90.9
Associate accounting	(i	)	—	(3.8)	13.0
Stock option compensation expenses	(j	)	(1.1)	(0.1)	(0.5)
Pensions and other	(k	)	3.6	2.2	1.2
APIC tax adjustment	(m	)	(26.7)	—	—

Net (loss)/income from continuing operations			(565.0)	(2,390.9)	265.8
Net income/(loss) from discontinued operations			29.6	28.6	(4.7)

Net (loss)/income before cumulative effect of accounting change as stated under U.S. GAAP			(535.4)	(2,362.3)	261.1
Cumulative effect of accounting change (net of tax)	(e	)	—	—	7.8

Net (loss)/income as stated under U.S. GAAP			(535.4)	(2,362.3)	268.9

Basic (loss)/earnings per Ordinary Share from continuing operations			$(1.59)	$(6.83)	$0.79
Basic (loss)/earnings per Ordinary Share from discontinued operations			$0.09	$0.08	$(0.01)

NOTES RELATING TO FINANCIAL STATEMENTS

	2003 $m	2002 $m	2001 (restated) $m

Basic (loss)/earnings per Ordinary Share under U.S. GAAP before cumulative effect of accounting change	$(1.50)	$(6.75)	$0.78
Cumulative effect of accounting change	—	—	$0.02

Basic (loss)/earnings per Ordinary Share under U.S. GAAP	$(1.50)	$(6.75)	$0.80

Diluted (loss)/earnings per Ordinary Share from continuing operations	$(1.59)	$(6.83)	$0.74
Diluted (loss)/earnings per Ordinary Share from discontinued operations	$0.09	$0.08	$(0.01)
Diluted (loss)/earnings per Ordinary Share under U.S. GAAP before cumulative effect of accounting change	$(1.50)	$(6.75)	$0.73
Cumulative effect of accounting change	—	—	$0.02

Diluted (loss)/earnings per Ordinary Share under U.S. GAAP	$(1.50)	$(6.75)	$0.75

(ii)   Shareholders’ Equity

		At 31 December 2003 $m	At 31 December 2002 $m

Shareholders’ equity as stated under Irish GAAP		825.4	1,460.0
Adjustments to conform to U.S. GAAP:
Pooling of interests accounting/acquisition accounting for Dura	(b)(1)
Elimination of goodwill and licence and patents arising on acquisition of Dura		(293.5)	(309.7)
Purchase accounting	(b)(1)(2)
Amortisation of intangible assets		249.7	209.0
Goodwill written-off		574.3	574.3
Acquired IPR&D		(2,121.1)	(2,121.1)
Impairment of intangible assets	(b)(2)/(c)	1,149.4	1,036.6
Pain Portfolio (goodwill)	(b)(2)	(3.5)	—
Primary care franchise acquired IP	(b)(2)	10.8	—
ETT acquired IP	(b)(2)	25.0	—
Abelcet business (goodwill)	(b)(2)	100.0	100.0
Accounting for derivatives	(e)	34.1	7.2
Amortisation of acquired products and finance charges	(f)	61.2	53.8
Reversal of Sonata acquired product rights and finance charges on disposal	(f)	(31.2)	—
Revenue recognition including cumulative effect of accounting change	(g)	(153.4)	(254.3)
Revenue recognition—write-off of related intangibles	(g)	56.5	58.7
Amortisation of nifedipine/Avinza intangible	(g)	(7.6)	—
Non-consolidated subsidiaries	(h)	7.5	(13.9)
Associate accounting	(i)	7.2	7.2
Pensions and other	(k)	11.3	(1.9)
Financial fixed assets	(l)	97.0	21.0

Shareholders’ equity as stated under U.S. GAAP		599.1	826.9

U.S. GAAP Condensed Financial Data

Due to the differences between Irish and U.S. GAAP, and in particular the accounting of the merger of Dura and Elan as a pooling of interests under U.S. GAAP, the following condensed financial data is presented on pages 169 to 171.

Additionally, under Irish GAAP, exceptional items are those items that in management’s judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under U.S. GAAP, there is no concept similar to exceptional items, and such items would be included in income from continuing operations or discontinued operations. Accordingly, items classified as “exceptional” in the Company’s consolidated profit and loss account under Irish GAAP have been reflected in their appropriate line items under U.S. GAAP under either continuing or discontinued operations in the U.S. GAAP condensed financial data that follows. Cash flows relating to product rationalisations are included in operating cash flows.

U.S. GAAP Income Statement Data

	2003 $m	2002 $m	2001 (restated) $m

Revenue	746.0	1,132.5	1,606.6

Costs and expenses:
Cost of sales	297.5	292.4	266.9
Selling, general and administrative expenses	403.8	575.7	476.6
Research and development expenses	289.2	368.3	290.4
Gain on sale of businesses	(267.8)	—	—
Gain on repurchase of LYONs	(1.6)	(37.7)	—
Other charges, primarily relating to the write-down of tangible and intangible assets, acquisition of in-process research and development, merger costs, rationalisation and similar costs	449.2	763.6	323.3

Total operating expenses	1,170.3	1,962.3	1,357.2

Operating (loss)/income	(424.3)	(829.8)	249.4
Net interest expense	(95.0)	(68.3)	(9.3)
Business venture funding	(3.0)	(23.9)	(24.6)
Investment gains	132.9	24.9	106.2
Impairment of investments	(87.5)	(1,006.0)	(24.5)
Loss on sale of investments by EPIL III/Shelly Bay transaction	—	(141.6)	—
Charge arising from guarantee to EPIL II noteholders	(49.0)	(295.4)	—
Investment losses and other	(35.2)	(42.8)	(14.7)

(Loss)/income from continuing operations before provision for income taxes	(561.1)	(2,382.9)	282.5
Provision for income taxes	(3.9)	(8.0)	(16.7)

Net (loss)/income from continuing operations	(565.0)	(2,390.9)	265.8
Net income/(loss) from discontinued operations (net of tax)	29.6	28.6	(4.7)

Net (loss)/income before cumulative effect of accounting change	(535.4)	(2,362.3)	261.1
Cumulative effect of accounting change (net of tax)	—	—	7.8

Net (loss)/income after cumulative effect of accounting change	(535.4)	(2,362.3)	268.9

NOTES RELATING TO FINANCIAL STATEMENTS

U.S. GAAP Comprehensive Income Statement Data

	2003 $m	2002 $m	2001 (restated) $m

Net (loss)/income	(535.4)	(2,362.3)	268.9

Other comprehensive income/(loss):
Foreign currency translation adjustment (net of $Nil tax)	12.4	14.9	(3.3)
Unrealised gains on securities (net of $Nil tax)	90.9	9.4	43.1
Reclassification adjustment for gains included in net income (net of $Nil tax)	(1.3)	(30.1)	(16.4)
Minimum pension liability adjustment (net of $Nil tax)	9.8	(9.8)	—

Other comprehensive income/(loss) (net of $Nil tax)	111.8	(15.6)	23.4

Comprehensive (loss)/income	(423.6)	(2,377.9)	292.3

U.S. GAAP Balance Sheet Data

	At 31 December 2003 $m	At 31 December 2002 $m

Current Assets
Cash and cash equivalents	807.5	1,013.9
Marketable investment securities	349.4	450.6
Accounts receivable and prepayments	158.5	166.9
Inventories	69.5	132.5
Held for sale assets	135.2	148.4

Total current assets	1,520.1	1,912.3
Property, plant and equipment	369.1	451.2
Intangible assets	928.9	1,338.8
Investments and marketable investment securities	192.9	313.2

Total assets	3,011.0	4,015.5

Liabilities and Shareholders’ Equity
Current liabilities	707.9	1,485.4
Other liabilities	20.4	373.6
Held for sale liabilities	27.9	25.6
Deferred revenue	154.8	258.2
Long term and convertible debt	1,500.9	1,046.3
Minority interest	—	(0.5)

	2,411.9	3,188.6

Shareholders’ Equity
Share capital	22.0	19.9
Additional paid-in capital	4,734.1	4,540.4
Retained earnings and other reserves	(4,157.0)	(3,733.4)

Shareholders’ equity	599.1	826.9

Total liabilities and shareholders’ equity	3,011.0	4,015.5

In accordance with SFAS No. 144, Elan has recorded as held for sale the assets and liabilities related to its former European sales and marketing business, and Elan Pharma S.A., a manufacturing and research and development business based in Switzerland. Both of these divestments closed during the first quarter 2004. Held for sale assets included property, plant and equipment of $3.1 million (2002: $8.1 million).

U.S. GAAP Cash Flow Data

	Year Ended 31 December

	2003 $m	2002 $m	2001 (restated) $m

Cash flows from operating activities:
Net (loss)/income	(535.4)	(2,362.3)	268.9
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
SFAS No. 133 accounting for derivatives	(18.7)	10.7	(34.6)
Amortisation of deferred revenue	(99.0)	(62.8)	(98.6)
Depreciation and amortisation	187.7	206.3	179.1
Interest expense on loan notes	21.2	115.3	82.3
Gain on sale of marketable investment securities	(68.7)	(1.8)	(48.5)
Impairment of investments	87.5	1,006.0	24.5
Provision against EPIL II guarantee	49.0	295.4	—
Disposals/write-down of other assets	72.2	660.2	321.8
Purchase of product royalty rights from Pharma Marketing/Autoimmune	297.6	121.0	—
Gain on sale of businesses	(294.6)	(176.4)	—
Gain on repurchase of LYONs	(1.6)	(37.7)	—
Loss on sale of investments by EPIL III/Shelly Bay transaction	—	141.6	—
Waiver fee to EPIL II/III noteholders	16.8	—	—
Other	1.0	84.9	(6.8)
Net changes in assets and liabilities:
Decrease in receivables	27.2	210.1	23.1
Decrease/(Increase) in inventories	9.9	(13.0)	(37.6)
Decrease in accounts payable and accruals	(265.0)	(49.2)	(149.9)

Net cash (used in)/provided by operating activities	(512.9)	148.3	523.7

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	27.9	8.6	2.0
Purchase of property, plant and equipment	(33.7)	(170.2)	(120.8)
Purchase of investments	(11.8)	(117.1)	(640.7)
Proceeds from disposal of investments	70.6	12.9	21.9
Purchase of marketable investment securities	(2.1)	(83.7)	(568.1)
Sale and maturity of marketable investment securities	267.7	222.6	194.9
Purchase of intangible assets	(144.8)	(315.5)	(286.7)
Proceeds from disposal of intangible assets	0.5	9.4	11.2
Proceeds of business disposals	546.9	361.3	—
Purchase of product royalty rights from Pharma Marketing/Autoimmune	(297.6)	(121.0)	—
Redemption of investment in Autoimmune	—	38.5	—
Sale of EPIL III assets in connection with the repayment of EPIL III debt	—	9.3	—
Disposal of subsidiaries	46.1	81.8	41.9
Acquisition of subsidiaries primarily represented by:
Goodwill and other intangible assets arising on acquisitions	—	—	(9.5)

Net cash provided by/(used in) investing activities	469.7	(63.1)	(1,353.9)

Cash flows from financing activities:
Proceeds from sale of share capital	167.9	5.7	304.8
Repayment of EPIL III debt	—	(160.0)	—
Repayment of loans	(770.7)	(527.6)	(205.5)
Issue of loan notes	443.9	—	1,185.7
Bank loans	—	—	342.8
Waiver fee to EPIL II/III noteholders	(16.8)	—	—
Shelly Bay bank loan	—	148.0	—
Repayment of Shelly Bay bank loan	—	(148.0)	—

Net cash (used in)/provided by financing activities	(175.7)	(681.9)	1,627.8

Effect of exchange rate changes on cash	12.5	11.2	(0.7)

Net (decrease)/increase in cash and cash equivalents	(206.4)	(585.5)	796.9

Cash and cash equivalents at beginning of year	1,013.9	1,599.4	802.5

Cash and cash equivalents at end of year	807.5	1,013.9	1,599.4

NOTES RELATING TO FINANCIAL STATEMENTS

Discontinued Operations

In accordance with SFAS No. 144, the results and gains or losses arising from discontinued operations are aggregated for U.S. GAAP presentation and included within one line in the income statement “Net income/(loss) from discontinued operations.” A discontinued operation is a component of an entity whose operations and cashflows have been or will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component after its disposal.

During 2003, Elan has recorded the results and gains or losses on the divestment of its discontinued operations including ETT, Athena Diagnostics, Elan Diagnostics, a manufacturing business in Italy, the Pain Portfolio, Actiq, the dermatology portfolio of products and Abelcet U.S./Canada within discontinued operations in the income statement.

During the course of the recovery plan, Elan sold a number of other assets and businesses (principally the primary care franchise and the European sales and marketing business) which in accordance with SFAS No. 144 are not included in discontinued operations. Elan believes that it has a significant continuing involvement in the operations of these businesses, for example through ongoing supply arrangements or formulation activities.

An analysis of the effect on the results of discontinued operations is set out below together with prior period comparatives.

	2003 $m	2002 $m	2001 $m

Revenue	114.8	322.6	255.9

Costs and expenses:
Cost of sales	45.0	124.6	112.6
Selling, general and administrative expenses	33.6	138.4	126.9
Research and development expenses	11.9	28.9	30.8
Gain on disposal of businesses	(22.9)	(177.9)	—
Recovery plan and other significant charges	14.3	162.3	27.1

Total operating expenses	81.9	276.3	297.4

Operating income/(loss)	32.9	46.3	(41.5)
Net interest and other (loss)/income	(2.5)	(5.9)	37.5

Income/(loss) from discontinued operations before tax	30.4	40.4	(4.0)
Provision for income taxes	(0.8)	(11.8)	(0.7)

Income/(loss) from discontinued operations	29.6	28.6	(4.7)

Cash Balances

Reconciliation between Irish GAAP and U.S. GAAP

	At 31 December 2003 $m	At 31 December 2002 $m

Cash and liquid resources (Irish GAAP)	828.0	1,086.5
Non-consolidated subsidiaries cash balances	(20.5)	(49.9)
Marketable investments	—	(22.7)

Cash and cash equivalents (U.S. GAAP)	807.5	1,013.9

Marketable Investment Securities (U.S. GAAP)

For the purposes of U.S. GAAP, the following information on marketable investment securities is presented in accordance with the requirements of SFAS No. 115.

	At 31 December 2003 $m	At 31 December 2002 $m

Trading Securities
Equity	86.6	74.8
Debt	—	23.5

	86.6	98.3

Trading securities

The unrealised gains included in earnings for 2003, 2002 and 2001 were $11.8 million, $0.8 million and $7.7 million, respectively. The unrealised losses included in earnings for 2003, 2002 and 2001 were $Nil, $12.5 million and $2.7 million, respectively.

Available for sale securities

Equity	173.2	165.2
Debt	89.6	187.1

	262.8	352.3

Total marketable investment securities (current and non-current)	349.4	450.6

The cash inflows arising from the sale and maturity of marketable investment securities were $267.7 million, $222.6 million and $194.9 million in 2003, 2002 and 2001, respectively. The cash outflows arising from the purchase of marketable investment securities were $2.1 million, $83.7 million and $568.1 million in 2003, 2002 and 2001, respectively.

Available for sale

Available for sale securities at 31 December 2003 and 2002 are analysed as follows:

	Cost $m	Unrealised Gains $m	Unrealised Losses $m	Fair Value $m

At 31 December 2003
Equity securities	86.1	87.2	(0.1)	173.2
Debt securities	75.4	14.2	—	89.6
At 31 December 2002
Equity securities	159.8	5.4	—	165.2
Debt securities	180.9	6.4	(0.2)	187.1

Available for sale securities consist of equity and debt securities. The net unrealised holding gains on available for sale equity securities at 31 December 2003, 31 December 2002 and 31 December 2001 were $87.1 million, $5.4 million and $12.1 million, respectively. The net unrealised holding gains on available for sale debt securities at 31 December 2003, 31 December 2002 and 31 December 2001 were $14.2 million, $6.2 million and $29.6 million, respectively. The cash inflows arising from sales of available for sale securities during 2003, 2002 and 2001 were $244.1 million, $18.3 million and $51.6 million, respectively. The cash outflows arising from purchases of available for sale securities during 2003, 2002 and 2001 were $2.1 million, $73.6 million and $260.5 million, respectively.

Based on fair value, the maturity of debt securities classified as available for sale at 31 December 2003 was $Nil within one year, $89.6 million within one to five years and $Nil between five and ten years. Based on fair value, the maturity of debt securities classified as available for sale at 31 December 2002 was $1.7 million within one year, $93.7 million within one to five years and $91.7 million between five and ten years. Based on cost, the maturity of debt securities classified as available for sale at 31 December 2003 was $Nil within one year, $75.4 million within one to five years and $Nil between five and ten years. Based on cost, the maturity of debt securities classified as available for sale at 31 December 2002 was $1.7 million within one year, $87.5 million within one to five years and $91.7 million between five and ten years.

NOTES RELATING TO FINANCIAL STATEMENTS

The gross realised gains on available for sale securities for 2003, 2002 and 2001 were $74.1 million, $11.8 million and $53.1 million, respectively. The gross realised losses on available for sale securities in 2003, 2002 and 2001 were $0.3 million, $32.6 million and $2.2 million, respectively. Realised gains and losses are determined on a cost basis.

Elan has accounted for available for sale debt securities at fair value in 2003 and 2002. The fair value of these debt securities was estimated at $89.6 million and $187.1 million as of 31 December 2003 and 31 December 2002, respectively. The cost of these debt securities was $75.4 million and $180.9 million as of 31 December 2003 and 31 December 2002, respectively. These debt securities have been disclosed in this note in accordance with the disclosure requirements of SFAS No. 115.

Elan has accounted for certain free-standing warrants and embedded derivatives in accordance with SFAS No. 133 in 2003 and 2002. This resulted in a cumulative catch up adjustment of $7.8 million at 1 January 2001. The income effect of derivative fair value movements for 2003 was $26.9 million (2002: $(4.4) million; 2001: $3.8 million). Included in the 2003 impairment charge relating to investments held by Elan of $87.5 million (2002: $1,006.0 million; 2001: $24.5 million) was $Nil (2002: $31.6 million; 2001: $Nil) in relation to the impairment of SFAS No. 133 derivative instruments. These derivatives had a fair value of $44.1 million and $34.9 million at 31 December 2003 and 31 December 2002, respectively.

The unrealised losses on available for sale securities at 31 December 2003 are analysed as follows:

	Less than 12 months		12 months or longer		Total

Description of Securities	Fair Value $m	Unrealised Losses $m	Fair Value $m	Unrealised Losses $m	Fair Value $m	Unrealised Losses $m

Equity Securities	0.4	(0.1)	0.8	—	1.2	(0.1)
Debt Securities	—	—	—	—	—	—
Total	0.4	(0.1)	0.8	—	1.2	(0.1)

The unrealised losses on available for sale equity securities at 31 December 2003 was $0.1 million (2002: $Nil). This loss related to two equity security investments of which $0.1 million was incurred within twelve months and $Nil was incurred in greater than twelve months.

The unrealised losses on available for sale debt securities at 31 December 2003 was $Nil (2002: $0.2 million).

Held to maturity

The fair value of held to maturity securities at 31 December 2003 was $Nil (2002: $Nil).

The amortised cost of fixed income securities which matured during 2003 was $Nil. As part of its recovery plan, Elan liquidated the remainder of its held to maturity securities during 2002. In 2002, the amortised cost of the liquidated securities was $39.9 million and a gain of $0.7 million was realised on liquidation of these securities. The cash inflows arising from maturities of held to maturity securities during 2003, 2002 and 2001 were $Nil, $18.3 million and $87.0 million, respectively. The cash inflows arising from disposals of held to maturity securities during 2003, 2002 and 2001 were $Nil, $39.5 million and $Nil respectively. The cash outflows arising from purchases of held to maturity securities during 2003, 2002 and 2001 were $Nil, $Nil and $73.5 million, respectively.

Pension and Post-Retirement Benefits (U.S. GAAP)

For the purposes of U.S. GAAP, the pension costs of the major Irish retirement plans have been presented in the following tables in accordance with the requirements of SFAS No. 132 “Employees’ Disclosures about Pensions and Other Postretirement Benefits”. The Company funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 31 December 2003 consisted of units held in independently administered funds. The measurement date used for the plans is 31 December.

	At 31 December 2003 $m	At 31 December 2002 $m

Change in benefit obligation:
Benefit obligation at beginning of year	27.4	19.7
Service cost	2.1	1.8
Interest cost	1.6	1.2
Plan participants’ contributions	1.4	1.6
Actuarial loss	(0.6)	(0.8)
Benefits paid	(0.3)	(0.1)
Foreign currency exchange rate changes	6.0	4.0

Benefit obligation at end of year	37.6	27.4

	At 31 December 2003 $m	At 31 December 2002 $m

Change in plan assets:
Fair value of plan assets at beginning of year	21.0	19.0
Actual return on plan assets	3.3	(5.0)
Employer contribution	3.9	2.2
Plan participants’ contributions	1.4	1.6
Benefits paid	(0.3)	(0.1)
Foreign currency exchange rate changes	5.2	3.3

Fair value of plan assets at end of year	34.5	21.0

Funded status	(3.1)	(6.4)
Unrecognised net actuarial gain	13.1	12.9
Unamortised prior service cost	1.1	1.0
Additional liability recognised	—	0.4
Minimum pension liability adjustment	—	(9.8)

Prepaid benefit cost/(pension liability)	11.1	(1.9)

The net periodic pension cost was comprised of the following:

	2003 $m	2002 $m	2001 $m

Service cost	2.1	1.8	1.2
Interest cost	1.6	1.2	0.9
Expected return on plan assets	(2.1)	(1.9)	(1.6)
Amortisation of net loss	0.6	0.3	—
Amortisation of prior service cost	0.1	0.1	0.1

Net periodic pension cost	2.3	1.5	0.6

Weighted average assumptions used to determine net periodic pension cost

	At 31 December 2003	At 31 December 2002

Discount rate	5.2%	5.5%
Expected return on plan assets	9.0%	9.0%
Rate of compensation increase	4.0%	3.5%

NOTES RELATING TO FINANCIAL STATEMENTS

The expected long-term rate of return on assets of 9.0% was calculated based on the assumptions of the following returns for each asset class:

Equities	7.5%
Property	6.5%
Government Bonds	4.5%
Cash	2.5%

The fixed interest yield at 31 December 2003 was 4.5% hence the assumed return on bonds is 4.5%. The return for the other asset classes are set by reference to the fixed interest yield plus a risk premium. For equities the risk premium is 3% and for property the premium is 2%.

Weighted average assumptions used to determine benefit obligation

	At 31 December 2003	At 31 December 2002

Discount rate	5.2%	5.5%
Rate of compensation increase	4.0%	3.5%

The weighted average asset allocations at 31 December 2003 and 31 December 2002 by asset category are as follows:

Asset Category	At 31 December 2003	At 31 December 2002

Equity	74.5%	67.0%
Bonds	16.8%	20.6%
Property	6.9%	7.8%
Cash / other	1.8%	4.6%

	100.0%	100.0%

At 31 December 2003 the Elan pension scheme assets were invested in two pension managed unit trusts. The key objective of the Elan pension trusts is to achieve long term capital growth. The unit trusts seek to achieve this objective by investing primarily in a range of Eurozone and international equities, bonds, property and cash.

The investment mix is biased towards equities, with a diversified domestic and international portfolio of shares listed and traded on recognised Exchanges.

The long-term asset allocation ranges of the trusts are as follows:

Equities	55% – 85%
Bonds	8% – 40%
Property	0% – 10%
Cash	0% – 15%

The accumulated benefit obligation for all defined benefit pension plans was $31.3 million at 31 December 2003 (2002: $24.1 million).

Elan recognised a $9.8 million charge to Other Comprehensive Income in 2002 in respect of the shortfall between the unfunded accumulated benefit obligation less the unrecognised prior service cost and the prepaid benefit cost. This was reversed in 2003 as the shortfall no longer existed at 31 December, 2003.

Elan expects to contribute $3.0 million to its pension plan in 2004.

In addition, Elan operates a number of defined contribution pension plans, primarily for employees outside of Ireland. The costs of these plans are charged to the income statement in the period they are incurred. The pension cost for these plans was $9.2 million, $8.8 million and $9.9 million for 2003, 2002 and 2001, respectively.

Compensation Cost (U.S. GAAP)

Elan grants options to employees under the Group’s stock option plans. These options are granted at fixed exercise prices equal to the market value on the date of grant.

The Company applies APB 25 in accounting for its stock option plans and, accordingly under U.S. GAAP, no compensation expense is recognised when stock options are initially granted to employees, as the exercise price is equal to the market price on the date of grant. If the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the effect on net income under U.S. GAAP would be as shown below.

	2003 $m	2002 $m	2001 (restated) $m

Net (loss)/income under U.S. GAAP as reported	(535.4)	(2,362.3)	268.9
Add: Stock-based compensation expense included in reported net income	1.1	0.1	0.5
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(75.2)	(127.5)	(157.0)

Pro-forma net (loss)/income	(609.5)	(2,489.7)	112.4
Basic (loss)/earnings per Ordinary Share
As reported	$(1.50)	$(6.75)	$0.80
Pro-forma	$(1.71)	$(7.12)	$0.33
Diluted (loss)/earnings per Ordinary Share
As reported	$(1.50)	$(6.75)	$0.75
Pro-forma	$(1.71)	$(7.12)	$0.31

The weighted average fair value of the individual options granted during the years ended 31 December 2003, 2002 and 2001 is estimated as $3.50, $4.11 and $21.47, respectively, on the date of grant. The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001

Risk-free interest rate	1.02%	1.62%	3.47%
Volatility	99.32%	91.00%	46.99%
Dividend yield	Nil	Nil	Nil
Expected life (years)	6.7	5.9	4.1

Deferred Taxation (U.S. GAAP)

The deferred taxation provision under U.S. GAAP is calculated in accordance with the requirements of SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”).

The full potential amounts of deferred taxation and amounts accounted for in the Group balance sheet comprised the following deferred tax assets and liabilities:

NOTES RELATING TO FINANCIAL STATEMENTS

	At 31 December 2003 $m	At 31 December 2002 $m

Deferred taxation liabilities:
Fixed assets	(45.8)	(14.9)
Intangible asset on acquisition	(52.6)	(150.1)
Deferred interest	(2.9)	—

	(101.3)	(165.0)

Deferred taxation assets
Net operating losses	200.1	264.7
Tax credits	83.9	70.8
Deferred interest	92.2	41.0
Capitalised items	128.6	112.5
Reserves/provisions	70.3	98.4
Other	2.6	9.2

	577.7	596.6

Valuation allowance	476.4	431.6
Deferred tax asset/(liability)	—	—

Under U.S. GAAP, Elan applies SFAS No. 109 which requires the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance has been established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised in the future. The valuation allowance recorded against the deferred tax assets as of 31 December 2003 was $476.4 million. The net change in the valuation allowance for 2003 was an increase of $44.8 million (2002: increase of $29.6 million; 2001: increase of $129.8 million). Approximately $96.3 million of the valuation allowance at 31 December 2003 is expected to be applied directly to contributed capital under U.S. GAAP when deferred tax assets associated with certain stock option exercises are recognised. The Company has adjusted its net operating losses to reflect the amounts expected to be realised on a probable basis. As a result of this adjustment, the Company has credited additional paid in capital by $26.7 million to reflect the utilisation of stock option deductions.

At 31 December 2003 certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $227.0 million and for state income tax purposes of approximately $39.0 million. The federal net operating losses will expire in 2023 and the state net operating losses, from 2006 to 2022, to the extent they are not utilised. In addition, at 31 December 2003, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $58.0 million which will expire from 2019 through 2022 and state credit carryovers of $25.9 million, mostly research credits, of which $23.0 million can be carried to subsequent tax years indefinitely, and $2.9 million will expire from 2004 to 2008 to the extent they are not utilised. The Company may have had “changes in ownership” as described in the U.S. Internal Revenue Code Section 382. Consequently, utilisation of federal and state net operating losses and credits may be subject to certain annual limitations.

At 31 December 2003 certain non-U.S. subsidiaries of Elan had net operating loss carryovers for income tax purposes of $1,067.0 million. Approximately $1 billion of these losses arose in Ireland and can be carried forward indefinitely but are limited to the same trade/trades. The remaining loss carryovers have arisen in a number of different tax jurisdictions and as such are subject to various local restrictions. These remaining loss carryovers are also subject to varying expiration dates beginning in 2004, with approximately $15 million of the remaining losses carrying forward indefinitely.

No taxes have been provided for the unremitted and untaxed earnings of the Group’s overseas subsidiaries as these are, in the main, considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled approximately $1,046.8 million at 31 December 2003. Unremitted earnings may be liable to overseas taxes and/or Irish taxation if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of earnings.

34   Approval of Financial Statements

These financial statements were approved by the directors on 23 April 2004.

SELECTED FINANCIAL DATA

Selected Financial Data

The selected financial data set forth below as of and for the years ended 31 December 2003, 2002, 2001, 2000 and 1999 have been derived from Elan’s audited Consolidated Financial Statements. The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, which are included elsewhere in this Annual Report and Form 20-F.

Group Financial Record—Irish GAAP(1)

	Year Ended 31 December 2003		Year Ended 31 December 2002		Year Ended 31 December 2001		Year Ended 31 December 2000		Year Ended 31 December 1999

	($m, except per share data)

Profit and Loss Account Data:
Total revenue	762.1		1,333.0		1,740.7		1,302.0		1,007.8
Operating (loss)/profit	(935.1	)(2)	(2,290.8	)(3)	(829.7	)(4)	296.3	(5)	309.5
Retained (loss)/profit	(815.4	)(6)	(3,615.1	)(7)	(887.2	)(8)	342.1	(9)	335.9
Basic (loss)/earnings per Ordinary Share(10)	$(2.29	)(6)	$(10.34	)(7)	$(2.64	)(8)	$1.19	(9)	$1.26
Diluted (loss)/earnings per Ordinary Share(10)	$(2.29	)(6)	$(10.34	)(7)	$(2.64	)(8)	$1.10	(9)	$1.19

	At 31 December 2003	At 31 December 2002	At 31 December 2001	At 31 December 2000	At 31 December 1999

	($m, except share data)

Balance Sheet Data:
Working capital	302.0	(97.4)	1,223.5	940.7	753.7
Total assets	3,171.4	4,771.1	9,439.6	8,096.8	4,674.2
Long term liabilities	1,509.1	1,716.6	3,048.2	2,157.6	1,550.9
Total shareholders’ equity	825.4	1,460.0	5,054.5	5,315.5	2,687.6
Number of shares outstanding	386.2	350.4	349.8	322.5	269.1

1.	For information on discontinued operations under Irish GAAP, please refer to Note 6 to the Consolidated Financial Statements.
2.

After exceptional items of $576.7 million primarily relating to the purchase of royalty rights from Pharma Operating, a write-down of goodwill and product intangibles, asset write-downs, severance/relocation and similar costs.

3.

After exceptional items of $1,796.3 million primarily relating to a write-down of goodwill and product intangibles, acquired intellectual property, asset write-downs, severance, rationalisation, integration and similar costs, product rationalisations and disposals.

4.

After exceptional items of $957.8 million primarily relating to a write-down of acquired intellectual property, asset write-downs, severance, rationalisation, integration and similar costs and product rationalisations.

5.	After exceptional items of $79.3 million primarily relating to severance, rationalisation, integration and similar costs, a product withdrawal and asset write-downs.
6.

After exceptional items of $317.1 million primarily relating to the purchase of royalty rights from Pharma Operating, business disposals, write-down of goodwill and product intangibles, investment write-downs, asset write-downs, severance/relocation and similar costs.

7.

After exceptional items of $2,949.4 million primarily relating to a write-down of goodwill and product intangibles, acquired intellectual property, asset write-downs, business disposals, investment write-downs, severance, rationalisation, integration and similar costs and product rationalisations and disposals.

8.

After exceptional items of $931.9 million primarily relating to a write-down of acquired intellectual property, asset write-downs, investment write-downs, severance, rationalisation, integration and similar costs and product rationalisations.

9.	After exceptional items of $113.6 million primarily relating to severance and rationalisation costs, a product withdrawal and asset write-downs.
10.	Earnings per share is based on the weighted average number of outstanding Ordinary Shares and the effect of potential dilutive securities including options, warrants and convertible securities.

SELECTED FINANCIAL DATA

Group Financial Record—U.S. GAAP

	Year Ended 31 December 2003		Year Ended 31 December 2002		Year Ended 31 December 2001		Year Ended 31 December 2000		Year Ended 31 December 1999

	($m, except per share data)

Income Statement Data:
Total revenue	746.0		1,132.5		1,606.6		1,329.7		1,234.0
Operating (loss)/income	(424.3	)(1)	(829.8	)(2)	249.4	(3)	(54.8	)(4)	277.1 (5)
Net (loss)/income from continuing operations	(565.0)			(2,390.9)	265.8		72.7		308.8
Net income/(loss) from discontinued operations	29.6		28.6			(4.7)		(23.2)	(5.4)
Cumulative effect of accounting change	—		—		7.8			(344.0)	—
Net (loss)/income	(535.4	)(6)	(2,362.3	)(7)	268.9	(8)	(294.5	)(9)	303.4 (5)
Basic (loss)/earnings per Ordinary Share(11)
from continuing operations	$(1.59)			$(6.83)	$0.79		$0.23		$1.04
from discontinued operations	$0.09		$0.08			$(0.01)		$(0.07)	$(0.02)
from cumulative effect of accounting change	—		—		$0.02			$(1.10)	—
Total basic (loss)/earnings per Ordinary Share	$(1.50)			$(6.75)	$0.80	(10)	$(0.94	)(10)	$1.02
Diluted (loss)/earnings per Ordinary Share(11)
from continuing operations	$(1.59)			$(6.83)	$0.74		$0.21		$0.99
from discontinued operations	$0.09		$0.08			$(0.01)		$(0.07)	$(0.02)
from cumulative effect of accounting change	—		—		$0.02			$(1.10)	—
Total diluted (loss)/earnings per Ordinary Share	$(1.50)			$(6.75)	$0.75	(10)	$(0.94	)(10)	$0.97

	At 31 December 2003	At 31 December 2002	At 31 December 2001	At 31 December 2000	At 31 December 1999

	($m, except per share data)

Balance Sheet Data:
Cash, cash equivalents and marketable investment securities	1,156.9	1,464.5	2,542.7	1,250.1	1,285.6
Total assets	3,011.0	4,015.5	6,828.3	4,653.0	3,871.7
Long term liabilities	1,500.9	1,046.3	2,227.4	1,375.6	1,586.0
Total shareholders’ equity	599.1	826.9	3,198.9	2,276.9	1,751.1
Number of shares outstanding	386.2	350.4	349.8	322.5	298.8

1.

After other charges of $449.2 million primarily relating to asset write-down costs, severence, rationalisation, integration and similar costs. After $269.4 million gain on sale of businesses and repurchase of debt.

2.	After other charges of $763.6 million primarily relating to asset write-down costs, severance, rationalisation, integration and similar costs. After $37.7 million gain on repurchase of debt.
3.	After other charges of $323.3 million primarily relating to asset write-down costs, severance, rationalisation, integration and similar costs.
4.	After other charges of $431.6 million primarily relating to the acquisition of IPR&D, merger costs, rationalisation, integration and similar costs.
5.	After other charges of $88.6 million primarily relating to the acquisition of IPR&D.
6.

After other charges of $449.2 million, after $269.4 million gain on sale of businesses and repurchase of debt; and after charges primarily relating to investments and guarantees issued to the noteholders of EPIL II of $136.5 million.

7.

After other charges of $763.6 million; after $37.7 million gain on repurchase of debt; and after charges primarily relating to investments and the guarantee issued to the noteholders of EPIL II of $1,443.0 million.

8

After other charges of $323.3 million primarily relating to asset write-down costs, severance, rationalisation, integration and similar costs; after charges relating to impairment of investments of $24.5 million; and after $7.8 million relating to the cumulative catch up adjustment for the implementation of SFAS No. 133.

9.

After other charges of $431.6 million primarily relating to the acquisition of IPR&D, merger costs, rationalisation, integration and similar costs and after $344.0 million relating to the cumulative adjustment for the implementation of SAB 104.

10.

Basic and diluted earnings/(loss) per share for 2001 would have been $0.89 and $0.83, respectively, if goodwill was not amortised for that year. Basic and diluted (loss) per share for 2000 would have been $(0.88) if goodwill was not amortised for that year. This disclosure is provided as SFAS No. 142, which has been adopted for 2002 onwards, no longer requires the amortisation of goodwill.

11.	Earnings per share is based on the weighted average number of outstanding Ordinary Shares and the effect of potential dilutive securities including options, warrants and convertible securities.

SHAREHOLDERS’ INFORMATION

Elan has not paid cash dividends on its Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of Elan’s board of directors. The recommendations of Elan’s board of directors will depend upon the earnings, capital requirements and financial condition of Elan and other relevant factors. Although Elan does not anticipate that it will pay any cash dividends on its Ordinary Shares in the foreseeable future, Elan expects that its board of directors will review Elan’s dividend policy on a regular basis. Dividends may be paid on Elan’s Executive Shares and “B” Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and “B” Executive Shares, please refer to Note 17 to the Consolidated Financial Statements.

Nature of Trading Market

The principal trading markets for Elan’s Ordinary Shares are the Irish Stock Exchange and the London Stock Exchange. Elan’s ADSs, each representing one Ordinary Share and evidenced by one American Depositary Receipt (“ADR”), are traded on the NYSE under the symbol “ELN”. The ADR depositary is The Bank of New York.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources.

	€0.05 Ordinary Shares		American Depository Shares(1)

	High	Low	High	Low

Year Ended 31 December	(€)		($)
1999	40.00	22.35	43.63	21.25
2000	66.75	26.35	60.13	26.00
2001	73.80	44.60	65.00	39.35
2002	50.27	1.23	45.18	1.03
2003	7.25	2.33	9.02	2.25
Calendar Year
2002
Quarter 1	50.27	14.50	45.18	12.01
Quarter 2	15.80	5.85	13.97	5.30
Quarter 3	5.00	1.55	5.65	1.31
Quarter 4	2.95	1.23	3.09	1.03
2003
Quarter 1	4.40	2.33	4.98	2.25
Quarter 2	7.25	2.60	9.02	2.70
Quarter 3	5.60	3.88	6.46	4.05
October	4.95	4.25	5.97	4.72
November	4.71	4.21	5.64	4.85
December	5.55	4.45	7.07	5.46
Month Ended
January 2004	7.20	5.40	9.15	6.88
February 2004	11.35	6.40	14.66	7.90
March 2004	16.70	11.90	21.02	14.12

(1)	An American Depository Share represents one Ordinary Share, par value 5 Euro cents.

SHAREHOLDERS’ INFORMATION

A total of 388,695,832 Ordinary Shares of Elan were issued and outstanding at 31 March 2004, of which 4,847 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 342,621,984 Ordinary Shares were represented by Elan ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 31 March 2004, the number of holders of record of Ordinary Shares was 7,874, which includes 11 holders of record in the United States, and the number of registered holders of ADRs in the United States was 4,817. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

American Depositary Warrant Shares (“ADWSs”) representing warrants to purchase Elan ADSs, were traded on the NYSE under the symbol “ELNWSA” (“A-Series Warrants”). These warrants expired on 31 December 2001. The ADWSs representing A-Series Warrants were evidenced by American Depositary Warrant Receipts issued by The Bank of New York, as depositary, under a deposit agreement. Each A-Series Warrant was exercisable for two Elan ADSs at an exercise price of $37.54.

A second series of ADWSs, representing warrants to purchase Elan ADSs, traded on the NYSE under the symbol “ELNWSB” (“B-Series Warrants”). These warrants expired on 14 January 2003. The ADWSs representing B-Series Warrants were evidenced by American Depositary Warrant Receipts issued by The Bank of New York, as depositary, under a deposit agreement. Each B-Series Warrant was exercisable for two Elan ADSs at an exercise price of $65.01.

The following table sets forth the high and low sales prices per ADWS representing both A-Series Warrants and B-Series Warrants on the NYSE Composite Tape for the periods indicated as reported in published financial sources.

	A-Series Warrants		B-Series Warrants

	High $	Low $	High $	Low $

2001 – Quarter 1	78.50	51.38	60.00	37.56
– Quarter 2	92.50	61.24	68.40	45.00
– Quarter 3	87.50	48.30	63.19	34.00
– Quarter 4	63.55	42.50	47.50	29.50
2002 – Quarter 1	—	—	34.20	1.20
– Quarter 2	—	—	1.80	0.25
– Quarter 3	—	—	0.40	0.01
– Quarter 4	—	—	0.20	0.03
2003 – January	—	—	0.03	0.01

In connection with the acquisition of Dura, Elan acquired two additional series of warrants to purchase Elan ADSs, trading on Nasdaq under the symbols “ELANZ” (“Z-Series Warrants”), formerly traded under the symbol “DURAZ”, and “ELANW” (“W-Series Warrants”), formerly traded under the symbol “DURAW”. Each Z-Series Warrant is exercisable for 0.1276 of an Elan ADS at an exercise price of $26.72 per Elan ADS. The Z-Series warrants expire on 31 August 2005. Each W-Series Warrant was exercisable for 0.1679 of an Elan ADS at an exercise price of $81.67 per Elan ADS. The W-Series Warrants expired on 31 December 2002.

In connection with the acquisition of Liposome, Elan issued Contingent Value Rights (“CVRs”). The CVRs began trading on 15 May 2000. CVRs traded on the Nasdaq under the symbol “LCVRZ”. The CVRs were delisted from the Nasdaq on 25 September 2002 for failure to comply with the minimum market value of publicly traded units requirement of the Nasdaq Marketplace Rules. The CVRs expired on the termination of the Contingent Value Rights Agreement on 31 March 2003.

The table on the following page sets forth the high and low sales prices for Z-Series Warrants, W-Series Warrants and for CVRs for the periods indicated as reported in published financial sources.

	Z-SERIES		W-SERIES		CVRs

	HIGH $	LOW $	HIGH $	LOW $	HIGH $	LOW $

2002 – Quarter 1	3.60	0.35	0.22	0.01	0.14	0.02
– Quarter 2	0.64	0.25	0.05	0.01	0.07	0.01
– Quarter 3	0.49	0.01	0.04	0.01	0.02	0.01
– Quarter 4	0.24	0.03	0.12	0.01	0.01	0.0007
2003 – Quarter 1	0.70	0.10	—	—	0.005	0.0001
– Quarter 2	0.42	0.10	—	—	—	—
– Quarter 3	0.23	0.10	—	—	—	—
– October	0.25	0.10	—	—	—	—
– November	0.32	0.08	—	—	—	—
– December	0.32	0.15	—	—	—	—
2004 – January	0.27	0.17	—	—	—	—
– February	1.09	0.20	—	—	—	—
– March	2.38	0.55	—	—	—	—

Exchange Controls and Other Limitations Affecting Security Holders

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as Elan. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving Iraq, the Federal Republic of Yugoslavia, the Republic of Serbia, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda, Burma/Myanmar, Slobodan Milosevic, and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Federal Republic of Yugoslavia, Republic of Serbia, Iraq, Liberia, Burma/Myanmar, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda and Slobodan Milosevic. Elan does not anticipate that orders under the Financial Transfers Act, 1992, or United Nations sanctions implemented into Irish law will have a material effect on its business.

Irish Taxation

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of Elan ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include Elan ADSs representing such Ordinary Shares, unless the tax treatment of the Elan ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on 31 March 2004 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a “U.S. Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof;

SHAREHOLDERS’ INFORMATION

(iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Taxation of corporate income

Elan is a public limited company incorporated, and resident for tax purposes, in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997, provides that a company which is resident in Ireland and which is not resident elsewhere shall be entitled to have any income from a qualifying patent disregarded for taxation purposes. The legislation does not provide a termination date for this relief. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention which is the subject of the patent were carried out in Ireland. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a licence to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities which would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with Elan. Accordingly, Elan’s income from such qualifying patents is disregarded for taxation purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until 31 December 2010. Income arising from qualifying activities in Elan’s Shannon-certified subsidiary is taxable at the rate of 10% in Ireland until 31 December 2005. From 1 January 2006, it is anticipated, based on Irish legislation currently enacted, that such income will be taxable at a rate of 12.5%. Any trading income of Elan which does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 et seq. Non-trading income is taxable at 25%.

Taxation of capital gains and dividends

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares. Unless exempted, all dividends paid by Elan other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the EU, other than Ireland (together, a “Relevant Territory”), will be exempt from withholding tax provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Holders of Elan ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

Irish capital acquisitions tax

A gift or inheritance of Ordinary Shares will be and, in the case of Elan warrants or ADWSs representing such Elan warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 20% above a tax free threshold. This tax free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where Elan warrants, Elan ADWSs, Elan ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and U.S. Federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

Irish stamp duty

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by U.S. Holders on the issue of Elan ADSs, Ordinary Shares or Elan ADWSs. Under current Irish law, no stamp duty will be payable on the acquisition of Elan ADWSs or Elan ADSs by persons purchasing such Elan ADWSs or Elan ADSs or any subsequent transfer of an Elan ADWS or Elan ADS. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares which are not liable to duty at the rate of 1% are exempt unless the transfer is by way of security, in which event there is a potential maximum charge of Euro 630. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

RISK FACTORS

Risk Factors

You should carefully consider all of the information set forth in this Annual Report and Form 20-F, including the following risk factors, before investing in our securities. The risks described below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially adversely affected by any of these risks. This Annual Report and Form 20-F also contains forward-looking statements that involve risks and uncertainties. Any forward-looking statements are not guarantees of future performance and actual results; developments and business decisions may differ materially from those contemplated by such forward-looking statements as a result of certain risks and uncertainties, including those described below. For additional information, please refer to “Cautionary Factors That May Affect Future Results”.

We and certain of our current and former officers and directors have been named as defendants in a putative class action and we are the subject of an SEC investigation; an adverse outcome or resolution in the action or the investigation could result in substantial payments by us and could have a material adverse effect on us.

Elan and certain of its current and former officers and directors are named as defendants in a putative class action in the U.S. District Court for the Southern District of New York, which consolidated several class actions that were filed in early 2002. The amended and consolidated complaint filed on 24 January 2003 in the action, or the Complaint, alleges claims under the U.S. federal securities laws, including that our financial statements were not in accordance with generally accepted accounting principles and that the defendants disseminated materially false and misleading information concerning our business and financial results, our investments in certain business ventures and business venture parents, and the licence fees and research revenues received by us from the business ventures; the accounting for proceeds from our sale of certain product lines and disclosure concerning those sales; the accounting for certain risk-sharing arrangements that we entered into and disclosure concerning those arrangements; the accounting for certain qualifying special purpose entities and disclosure concerning those entities; the disclosure of compensation of certain of our officers; and certain alleged related party transactions. The Complaint seeks compensatory damages and other relief that the court may deem proper. We are also the subject of an ongoing investigation by the SEC’s Division of Enforcement commenced on or about 12 February 2002, which we believe relates primarily to the issues raised in the actions described above. We are unable to predict or determine the outcome of the action or the investigation or reasonably estimate the amount or range of loss, if any, with respect to the resolution of the actions or the investigation. In addition, the timing and final resolution of the action and the investigation is uncertain. The Company continues to believe that it has prepared its financial statements in accordance with applicable GAAP, (subject to the 2001 restatement relating of EPIL III under U.S. GAAP, described on pages 150 to 154). The findings and outcome of the investigation may adversely affect the course of the action. The possible outcome or resolution of these proceedings could require us to make substantial payments. Any amendment or restatement of our previously filed financial statements, any substantial payment required to be made by us in connection with the resolution of the investigation and any adverse determination in the actions could have a material adverse effect on us. Further, we are unable to predict or determine the impact, if any, that the 2001 restatement may have on the outcome of the shareholder litigation.

We are generally obliged to indemnify our current and former officers and directors who are also named as defendants in the action, to the extent permitted by Irish law.

Please refer to Note 25 to the Consolidated Financial Statements for further information on the SEC investigation and these actions.

Our future success is dependent upon the continued acceptance of our existing products and upon the successful development and commercialisation of additional products, including Antegren.

Our future success will depend upon the continued acceptance of our existing products and, to a larger extent, upon the successful development and commercialisation of additional products, including Antegren. We commit substantial resources to our research and development activities, including collaborations with third parties such as Biogen Idec for the development of Antegren. We expect to commit significant cash resources to the development and the commercialisation of Antegren and to the other products in our development pipeline. We cannot assure you that these investments will result in a proportional increase in revenues or income.

In the pharmaceutical industry, the research and development process is lengthy and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that products in our research and development pipeline, including Antegren, Prialt and product candidates from our AD research programmes, will experience difficulties, delays or failures. For example, in 2002, Wyeth and Elan suspended all clinical dosing with AN-1792, an experimental immunotherapeutic under development for the treatment of AD which was in a Phase IIa clinical study. On 1 March 2002, the companies decided not to resume further dosing of AN-1792. A number of factors could affect our ability to successfully develop and commercialise products, including our ability to:

•	obtain and protect necessary intellectual property for new technologies, products and processes;
•	establish sufficient safety and efficacy of new drugs or biologics;
•	recruit patients in clinical trials;
•	complete clinical trials on a timely basis;
•	observe applicable regulatory requirements;
•	receive and maintain required regulatory approvals;
•	obtain competitive/favourable reimbursement coverage for developed products on a timely basis;
•	manufacture sufficient commercial quantities of products at reasonable costs;
•	effectively market developed products; and
•	compete successfully against alternative products or therapies.

Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Earlier stage trials are generally based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates.

Elan and Biogen Idec are conducting two, two-year Phase III trials evaluating Antegren in MS patients with relapsing-remitting forms of the disease. We have announced that we plan to file applications with the FDA and European regulatory agencies, in each case for approval to market Antegren as a treatment for MS. Our plans to submit the applications and to obtain regulatory approvals could fail if unexpected data arises from the clinical trials or if other difficulties, delays or failures occur. In the event of our failure to successfully develop and commercialise Antegren, we could be materially adversely affected.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely affect us.

The agreements governing some of our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. In particular, these agreements restrict our ability to, among other things:

•	incur additional indebtedness (including intercompany indebtedness);
•	create liens and other encumbrances;
•	enter into transactions with related parties;
•	sell or otherwise dispose of assets and merge or consolidate with another entity;
•	amend, modify or supplement our existing debt instruments;
•	retire indebtedness prior to its scheduled final maturity; and
•	pay dividends or redeem, purchase or otherwise acquire any of our outstanding capital stock.

RISK FACTORS

We do not currently have the ability to incur any additional indebtedness (including intercompany indebtedness) under some of these agreements, which has adversely affected our financial flexibility. In addition, some of these agreements require us to maintain certain financial ratios. These covenants and ratios could have an adverse effect on us by limiting our operating flexibility and our ability to fund our operations. The breach of any of these covenants and ratios would result in a default under the applicable agreement which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms or at all.

We have substantial future cash needs and potential cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet those needs.

At 31 December 2003, we had approximately $2,214 million of contractual future cash payments and approximately $11 million of potential future cash payments, excluding expected capital expenditures on plant and equipment, and future investments in financial assets such as investments in business ventures. At such date, we had cash and liquid resources of approximately $828 million. We estimate that we have sufficient cash, liquid resources and realisable assets and investments to meet our near-term liquidity requirements. In making this estimate, we have not assumed any material payments in connection with our pending litigations during that period. Any material adverse legal judgements, fines, penalties or settlements arising from our pending litigations or investigations could require us to obtain additional funds. Although we expect to incur an operating loss for fiscal 2004, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. If our future operating performance is less than anticipated, including as a result of our failure to timely obtain marketing approval for Antegren, we could be required to obtain additional funds. If our estimates are incorrect or are not consistent with actual future developments, and we are required to obtain additional funds, we may not be able to obtain those funds on commercially reasonable terms, or at all, which would have a material adverse effect on us.

Our industry and the markets for our products are highly competitive.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, research and development and marketing capabilities than Elan. Other competitors consist of smaller research companies and generic drug manufacturers.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. The price of pharmaceutical products typically declines as competition increases.

Generic competitors may also challenge existing patent protection or regulatory exclusivity. Generic competitors do not have to bear the same level of research and development and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. For example, generic forms of Zanaflex were launched in the second quarter of 2002. As a result, product revenue from Zanaflex declined from $53.7 million in the first quarter of 2002 to $0.8 million in the first quarter of 2003. Product returns for Zanaflex during 2003 exceeded the Company’s best estimate of returns at 31 December 2002, resulting in net negative revenues of $(5.1) million for 2003. The launch of competitor products, including generic versions of Elan’s products, may materially adversely affect us.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation that provides information to medical professionals and launches new products. If we fail to maintain our competitive position, we may be materially adversely affected.

If we are unable to secure or enforce patent rights, trade secrets or other intellectual property, we could be materially adversely affected.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for our products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection decided upon by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our products.

Our two primary retained products, Maxipime and Azactam, are covered by U.S. basic patents which expire in 2007 and 2005, respectively. Two formulation U.S. patents covering Maxipime expire in 2008. Elan’s basic U.S. patent for its development drug, Antegren, which covers the humanised antibody and it its use to treat MS, expires in 2015. Additional U.S. patents covering the use of Antegren to treat irritable bowel disease and to inhibit brain inflammation expire in 2012 and 2017, respectively. In the event that Antegren is approved by the FDA, one of the patents would qualify for a patent term extension of up to 5 years.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a licence and pay significant fees or royalties in order to continue selling our products.

There has been, and we expect there to continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights may be protracted, expensive and distracting to our management. Our competitors may sue us as a means of delaying the introduction of our products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against our licensors may be costly and time consuming and could adversely affect us. In addition, litigation may be necessary in some instances to determine the validity, scope and/or noninfringement of patent rights claimed by third parties to be pertinent to the manufacture, use or sale of our products. The outcome of this litigation could adversely affect the validity and scope of our patents or other intellectual property rights and hinder or delay the marketing and sale of our products.

If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property, our business, financial condition and results of operations could be materially adversely affected.

If we experience significant delays in the manufacture of our products or in the supply of raw materials for our products, sales of our products could be materially adversely affected.

Our retained products, Maxipime and Azactam, are currently manufactured by third parties. In addition, in the event that Antegren is approved by the FDA for the treatment of MS, Antegren will be manufactured by Biogen Idec. Our dependence upon third parties for the manufacture of our products may result in unforeseen delays or other problems beyond our control. For example, if our third party manufacturers are not in compliance with cGMP or other applicable regulatory requirements, the supply of our products could be materially adversely affected. If we are unable to retain or obtain replacements for our third party manufacturers or if we experience delays or difficulties with our third party manufacturers in producing our products, sales of these products could be materially adversely affected. In this event, we may be unable to enter into alternative manufacturing arrangements on commercially reasonable terms, if at all.

We require supplies of raw materials for the manufacture of our products. Currently, we do not have dual sourcing of our required raw materials. Our inability to obtain sufficient quantities of required raw materials could materially adversely affect the supply of our products.

If any of these events occur, we could be materially adversely affected.

RISK FACTORS

Buying patterns of wholesalers and distributors may cause fluctuations in our quarterly results, which may adversely affect our profitability.

Our product revenue may vary from quarter to quarter due, in part, to the variance in buying patterns by wholesalers and distributors, which represent a substantial portion of our sales. In the event that wholesalers and distributors determine, for any reason, to limit purchases of our products, sales of those products would be adversely affected. For example, wholesalers and distributors may order products in larger than normal quantities prior to anticipated price increases for those products. This excess purchasing in any quarter could cause sales of those products to be lower than expected in subsequent quarters.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the U.S., many pharmaceutical products and biologics are subject to increasing pricing pressures, including pressures arising from recent Medicare reform. Our ability to commercialise products successfully depends, in part, upon the extent to which health care providers are reimbursed by third party payors, such as governmental agencies, including the Centers for Medicare and Medicaid Services, or CMS, private health insurers and other organisations, such as health maintenance organisations, or HMOs, for the cost of such products and related treatments. In addition, if current or any future level of Medicare reimbursement for our products is not viewed favourably by health care providers, then they may not prescribe our products. Third party payors are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary list. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occurs, we could be materially adversely affected.

Recent reforms in Medicare added a prescription drug reimbursement beginning in 2006 for all Medicare beneficiaries. In the meantime, a temporary drug discount card programme is being established for Medicare beneficiaries. The U.S. federal government, through its purchasing power under these programmes, is likely to demand discounts from pharmaceutical and biotechnology companies that may implicitly create price controls on prescription drugs. In addition, Managed Care Organisations, or MCOs, HMOs, Preferred Provider Organisations, or PPOs, institutions and other government agencies continue to seek price discounts. MCOs, HMOs and PPOs and private health plans will administer the Medicare drug benefit, leading to managed care and private health plans influencing prescription decisions for a larger segment of the population. In addition, certain states have proposed and certain other states have adopted various programmes to control prices for their seniors’ and low income drug programmes, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides health care at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored health care system. This price regulation may lead to inconsistent prices and some third-party trade in our products from markets with lower prices. Such trade exploiting price differences between countries could undermine our sales in markets with higher prices.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, preclinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, recordkeeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import and/or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licences, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. Currently, we are researching, developing and pursuing approval for a number of products from a number of regulatory authorities, including Prialt and Antegren in the United States and the European Union. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact upon the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities which regulatory authorities consider to be improper or on changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with current good manufacturing practices, or cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could have a material adverse effect on us.

In May 2001, Elan’s wholly owned subsidiary, Elan Holdings, and Donal J. Geaney, then chairman and chief executive officer of Elan, William C. Clark, then president operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster, entered into a consent decree of permanent injunction with the U.S. Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at Elan’s Gainesville facility. The facility manufactured and continues to manufacture, verapamil hydrochloride controlled-release tablets for the treatment of high blood pressure. The consent decree does not represent an admission by Elan Holdings or the officers or employees named above of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings is permanently enjoined from violating cGMP regulations. In addition, Elan Holdings is required to engage an independent expert, subject to FDA approval, to conduct inspections of the facility at least annually through May 2004 in order to ensure the facility’s compliance with cGMP. The first of these inspections was completed and reported upon by the independent expert to the FDA on 3 September 2002. A corrective action plan was prepared and sent to the FDA in response to this inspection. A second independent consultant audit occurred in May 2003 and was reported upon by the independent expert to the FDA on 14 August 2003. In response to the inspection, a corrective action plan was prepared and sent to the FDA. During the term of the consent decree, Elan expects that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, Elan will be required to reimburse the FDA for its costs related to these inspections.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds in our product development programmes and manufacturing processes which could expose us to risks of accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, we could be liable for cleanup obligations, damages or fines, which could have an adverse effect on us.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own, sites that we formerly owned or operated or sites where waste from our operations was disposed. These environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations could prove to be insufficient if the assumptions underlying the accruals prove incorrect or if we are held responsible for additional contamination.

Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

RISK FACTORS

If we fail to comply with our reporting and payment obligations under the medicaid rebate programme or other governmental pricing programmes, we could be subject to additional reimbursements, penalties, sanctions and fines which could have a material adverse effect on our business.

We participate in the U.S. Federal Medicaid rebate programme established by the U.S. Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programmes. Under the Medicaid rebate programme, we pay a rebate to each state Medicaid programme for our products that are reimbursed by those programmes. The amount of the rebate for each unit of product is set by law as a minimum 15.1% of the average manufacturer price, or AMP, of that product, or if it is greater, the difference between AMP and the best price available from us to any customer. The rebate amount also includes an inflation adjustment, if necessary.

As a manufacturer currently of single source, innovator multiple source and non-innovator multiple source products, rebate calculations vary among products and programmes. The calculations are complex and, in certain respects, subject to interpretation by us, governmental or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services of our current AMP and best price for each of our products. The terms of our participation in the programme impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or underage in our rebate liability for past quarters, depending on the direction of the correction. In addition to retroactive rebates (and interest, if any), if we were found to have knowingly submitted false information to the government, the statute provides for civil monetary penalties in the amount of $100,000 per item of false information. Governmental agencies may also make changes in programme interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. Based upon our past practice and experience, to the extent that we were required to correct prices reported in previous quarters, we would not expect such corrections to have a material adverse affect on us.

U.S. Federal law requires that any company that participates in the Medicaid rebate programme extends comparable discounts to qualified purchasers under the Public Health Services, or PHS, pharmaceutical pricing programme. The PHS pricing programme extends discounts comparable to the Medicaid rebates to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor patients.

We are subject to continuing potential product liability, which could harm our business.

Risks relating to product liability claims are inherent in the development manufacturing and marketing of our products. Any person who is injured as a result of using one of our products may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Product liability claims could also be brought by persons who took part in clinical trials involving our products.

We currently maintain product liability insurance in the amount of $200 million in aggregate claims, including $25 million of self-insured retention. However, the level and breadth of any insurance coverage may not be sufficient to cover fully all, or at all, potential claims.

We may not be able to maintain product liability coverage on acceptable terms if our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions. If sales of our products increase materially, or if we add significant products to our portfolio, we will require increased coverage and may not be able to secure such coverage at reasonable rates.

Our stock price is volatile, which could result in substantial losses for investors purchasing shares.

The market prices for our shares and for securities of other companies engaged primarily in biotechnology and pharmaceutical development, manufacture and distribution are highly volatile. The market price of our shares likely will continue to fluctuate due to a variety of factors, including:

•	material public announcements by us;
•	the timing of new product launches by us and others;
•	events related to our marketed products and those of our current and future competitors;
•	regulatory issues affecting us;

•	availability and level of third party reimbursement;
•	developments relating to patents and other intellectual property rights;
•	results of clinical trials with respect to our products under development and those of our competitors;
•	political developments and proposed legislation affecting the pharmaceutical industry;
•	economic and other external factors;
•	hedge and/or arbitrage activities by holders of our 6.5% Convertible Notes;
•	period-to-period fluctuations in our financial results or results which do not meet or exceed analyst expectations; and
•	market trends relating to or affecting stock prices across our industry, whether or not related to results or news regarding us or our competitors.

Certain provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent shareholders from receiving a premium for their shares.

We are a party to agreements which contain provisions that may discourage a takeover attempt that might be viewed as beneficial to shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•

our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Antegren in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	until June 20, 2010, Biogen Idec and its affiliates are, subject to limited exception, restricted from, among other things seeking to acquire or acquiring control of us; and
•

under the terms of the indenture governing our 6.5% Convertible Notes any acquirer would be required to repurchase the 6.5% Convertible Notes for cash in connection with a change of control occurring on or after March 16, 2006.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects

The Company’s objects, which are detailed in its Memorandum of Association include, but are not limited to, manufacturing, buying, selling and distributing pharmaceutical products. The Company’s registered number is 30356.

Directors

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for the Company, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. One-third of the board shall retire at each Annual General Meeting. A director is not required to retire at any set age and may offer themselves for re-election at any meeting where they are deemed to have retired by rotation. There is no requirement for a director to hold shares.

Meetings

The Annual General Meeting shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive Annual General Meetings. Directors may call Extraordinary General Meetings at any time. Extraordinary General Meetings may also be requisitioned by the members in accordance with the Company’s Articles of Association and Irish company law. Notice of an Annual General Meeting (or any special resolution) must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, with not less than 14 clear days notice.

Rights, Preferences and Dividends Attaching to Shares

All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed. All of the shareholders entitled to attend and vote at the Annual General Meeting are likewise entitled to vote on the re-election of directors. The Company is permitted under its Memorandum and Articles of Association to issue redeemable shares on such terms and in such manner as the shareholders may determine by special resolution. The liability of the shareholders to further capital calls is limited to the amounts remaining unpaid on shares.

Actions Necessary to Change the Rights of Shareholders

The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing class shall not, unless specified by the Articles or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.

Limitations on the Right to Own Shares

There are no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in the section on “Exchange Controls and Other Limitations Affecting Security Holders” on page 183.

Other Provisions of the Memorandum and Articles of Association

There are no provisions in the Memorandum and Articles of Association:

•	Delaying or prohibiting a change in control of the Company that operate only with respect to a merger, acquisition or corporate restructuring;
•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or
•	Governing changes in capital, where such provisions are more stringent than those required by law.

The Company incorporates by reference all other information concerning its Memorandum and Articles of Association from the section entitled “Description of Ordinary Shares” in the Registration Statement on Form F-3 (No. 333-1313001) of the Company and Athena Finance filed with the SEC on 6 February 2001.

Documents on Display

The Company is subject to the reporting requirements of the Exchange Act. In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2003 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents which were filed or submitted after 4 November 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of the Company’s Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at its principal executive offices. The Company’s Memorandum and Articles of Association are filed with the SEC as Exhibit 4.1 of the Company’s Registration Statement on Form F-3, Registration No. 333-100252, filed with the SEC on 1 October 2002. You may also inspect or obtain a copy of the Company’s Memorandum and Articles of Association using the procedures prescribed above.

DIRECTORS, SENIOR MANAGEMENT AND OTHER INFORMATION

Board of Directors

Garo H. Armen, PhD

Brendan E. Boushel

Laurence G. Crowley

William F. Daniel

Alan R. Gillespie, C.B.E. PhD

Ann Maynard Gray

John Groom

Kelly Martin

Kieran McGowan

Kevin M. McIntyre, MD

Kyran McLaughlin

Dennis J. Selkoe, MD

The Honorable Richard L. Thornburgh

Daniel P. Tully

Senior Management

Kelly Martin(1)
President and chief executive officer

Paul Breen
Executive vice president, global services and operations

Nigel Clerkin
Senior vice president, finance and group controller

Shane Cooke(1)
Executive vice president and chief financial officer

William F. Daniel(1)
Executive vice president and company secretary

Jean Duvall(1)
Executive vice president and general counsel

Lars Ekman, MD, PhD
Executive vice president and president, global R&D and corporate strategy

Arthur Falk, PhD
Executive vice president, corporate compliance

Jack Laflin
Executive vice president, global core services

Ivan Lieberburg, MD, PhD
Executive vice president and chief medical officer

(1) member of executive management committee

TRADEMARKS

The following trademarks appearing in this publication are owned by or licensed to Elan:

•	Antegren™ (natalizumab)
•	Azactam™ (aztreonam) injectable
•	Ceclor™ CD (cefaclor extended-release) tablets
•	Maxipime™ (cefepime hydrochloride) injectable
•	MEDIPAD™ device
•	Myobloc™ /Neurobloc (botulinum toxin type B) injectable solution
•	NanoCrystal™ technology
•	Naprelan™ (naproxen sodium controlled-release) tablets
•	Prialt™ (ziconotide) solution
•	Zanaflex™ (tizanidine hydrochloride) tablets

Third party marks appearing in this publication are:

•	Abelcet™ (amphotericin B lipid complex) injectable
•	Actiq™ (oral transmucosal fentany citrate) lozenges
•	Adalat™CC (nifedipine) tablets
•	Avinza™ (morphine sulfate extended-release) capsules
•	Diastat™ (diazepam) rectal gel
•	Entex™ (phenylpropanolamine hydrochloride) capsules
•	Frova™ (frovatriptan succinate) tablets
•	Furadantin™ (nitrofurantoin) suspension
•	LYONs™ (Liquid Yield Option Notes)
•	Midrin™ capsules
•	Myambutol™ (ethambutal hydrochloride) tablets
•	Myocet™ (Liposome encapsulated doxorubicin citrate complex) injectable
•	Mysoline™ (primidone) tablets
•	Nasalide™ (flunisolide) solution
•	Nasarel™ (flunisolide) solution
•	Oramorph™ SR (morphine sulfate sustained-release) tablets
•	Permax™ (pergolide mesylate)
•	Ritalin LA™ (methylphenidate)
•	Roxicodone™ (oxycodone hydrochloride) tablets
•	Skelaxin™ (metaxalone) tablets
•	Sonata™ (zaleplon) capsules
•	Zelapar™ (selegiline)
•	Zonegran™ (zonisamide) capsules

SHAREHOLDER SERVICES

Elan’s ADSs are listed on the NYSE (Symbol ELN). The Ordinary Shares of the Company are listed on the Official Lists of the London and Irish Stock Exchanges.

Depositary for ADSs
Bank of New York
101 Barclay Street
New York, NY 10011
Tel: 888-269-2377
Tel: 610-312-5315
Fax: 212-815-3050

Registrar for Ordinary Shares
Computershare Services (Ireland) Ltd
Heron House
Sandyford Industrial Estate
Dublin 18
Tel: 353-1-216-3100
Fax: 353-1-216-3151

Duplicate Mailings

When several shareholders live at the same address, they may receive more copies of quarterly and annual reports than they need. The excess can be eliminated by writing to:

Investor Relations
Elan Corporation, plc
Lincoln House
Lincoln Place
Dublin 2, Ireland

Investor Relations

Security analysts and investment professionals should direct their enquiries to:

Emer Reynolds
Vice President, Investor Relations
Tel: 353-1-709-4080
       00800 28352600
Fax: 353-1-709-4018
Email: emer.reynolds@elan.com

Media Relations

Contact person:
Anita Kawatra
Vice President, Global Media Relations
Tel: 212-407-5740
Fax: 212-755-1043
Email: anita.kawatra@elan.com

Internet Website

Information on Elan is available online via the Internet at Elan’s website, http://www.elan.com. Information on Elan’s website does not constitute part of this Annual Report and Form 20-F.

CROSS REFERENCE TO FORM 20-F

This Annual Report is prepared under Irish GAAP. A reconciliation from Irish GAAP to U.S. GAAP financial results is provided on pages 154 to 178 in accordance with SEC requirements. Information required by Form 20-F is cross-referenced to this document below. Only information in this document actually cross-referenced to Form 20-F shall be deemed to comprise part of the Form 20-F and filed with the SEC for all purposes.

Item		Pages
3	Key information
	A. Selected financial data	179-180
	D. Risk factors	186-193

4	Information on the Company
	A. History and development of the Company	4, 16-23, 62-63, 116, 129-130, 145
	B. Business overview	4-30, 55, 96-99
	C. Organisational structure	4, 70, 149-150
	D. Property, plants and equipment	27-28, 30, 116, 130-131

5	Operating and financial review and prospects
	A-D	5-10, 11, 28-29, 31-69, 125-129,
130-131, 145-147

6	Directors, senior management and employees
	A. Directors and senior management	74-75
	B. Compensation	71-73, 75-77, 81-82, 141-144
	C. Board practices	74-77, 79-82
	D. Employees	30, 114
	E. Share ownership	71-72, 81-82, 124-125

7	Major shareholders and related party transactions
	A. Major shareholders	76, 181-183
	B. Related party transactions	76-77, 139-141

8	Financial information
	A. Consolidated statements and other financial information	70, 85-180
	B. Significant changes	145

9	The offer and listing
	A4. Price history of stock listed	181-183
	C. Markets	181-183

10	Additional information
	B. Memorandum and articles of association	194-195
	C. Material contracts	5-8, 16-23
	D. Exchange controls	183
	E. Taxation	183-185
	H. Documents on display	195
	I. Subsidiary information	149-150

11	Quantitative and qualitative disclosures about market risk	67-68, 125-129

13	Defaults, dividend arrearages and delinquencies	60-62, 119-122

15	Controls and procedures	79-82

16	Reserved
	A. Audit committee financial expert	79-80
	B. Code of ethics	79
	C. Principal accountant fees and services	79-80, 109

18	Financial statements	85-178

Elan Corporation, plc

Lincoln House, Lincoln Place,
Dublin 2, Ireland
Web: www.elan.com

ELN
LISTED
NYSE